                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Annual Report
2012

Contents

Letter to the Shareholders

4

Report on Operations

Telecom Italia Group

7

Key Operating and Financial Data - Telecom Italia Group

9

Review of Operating and Financial Performance - Telecom Italia Group

12

Financial and Operating Highlights –  The Business Units of the Telecom Italia Group

19

Main Commercial Developments of the Business Units of the Group

35

Principal changes in the regulatory framework

41

Competition

49

Consolidated Financial Position and Cash Flows Performance

52

Consolidated Financial Statements – Telecom Italia Group

60

Research and development

71

Events Subsequent to December 31, 2012

71

Business Outlook for the Year 2013

71

Information for Investors

73

Related Party Transactions

77

Alternative Performance Measures

78

Telecom Italia S.p.A.

80

Review of Operating and Financial Performance - Telecom Italia S.p.A.

80

Financial Statements - Telecom Italia S.p.A.

93

Reconciliation of Consolidated Equity

98

Corporate Boards at December 31, 2012

99

Macro-Organization Chart at December 31, 2012

101

Sustainability

102

Customers

107

Suppliers

108

The Environment

110

The Community

117

Human Resources

121

Shareholders

130

Telecom Italia Group Consolidated Financial Statements

133

Contents

135

Consolidated Statements of Financial Position

137

Separate Consolidated Income Statements

139

Consolidated Statements of Comprehensive Income

140

Consolidated Statements of Changes in Equity

141

Consolidated Statements of Cash Flow

143

Notes to the Consolidated Financial Statements

145

Certification of the Consolidated Financial Statements pursuant to art. 81-ter of Consob

Regulation 11971 dated May 14, 1999, with Amendments and Additions

291

Independent Auditors’ Report

292

Telecom Italia S.p.A. Separate Financial Statements

295

Contents

297

Statements of Financial Position

299

Separate Income Statements

301

Statements of Comprehensive Income

302

Statements of Changes in Equity

303

Statements of Cash Flow

304

Notes to the Separate Financial Statements

306

Certification of the Consolidated Financial Statements pursuant to art. 81-ter of Consob

Regulation 11971 dated May 14, 1999, with Amendments and Additions

437

Independent Auditors’ Report

438

Other information

441

Report of the Board of Statutory Auditors

443

Proposed resolutions

457

Glossary

470

Useful information

477

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Top • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus Group

BRAZIL

The Brazil Business Unit (Tim Brasil group) offers services using UMTS and GSM technologies. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A.

ARGENTINA

The Argentina Business Unit (Sofora - Telecom Argentina group) operates in Argentina and Paraguay. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand), and in Paraguay it operates in mobile telecommunications with the company Núcleo.

Sofora Telecomunicaciones S.A. (Sofora) • Nortel Inversora S.A. – Telecom Argentina S.A. – Telecom Argentina USA Inc. – Telecom Personal S.A. – Núcleo S.A. (Paraguay)

MEDIA

Media operates in the business segments of television broadcasting through La7, La7d and the MTV group, the production of multimedia music platforms and satellite channels and also the management of analog and digital broadcasting networks, as well as accessory services and television broadcasting platforms.

Telecom Italia Media S.p.A. • La 7 S.r.l. • MTV group • TI Media Broadcasting S.r.l. (network operator)

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. The reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A. • Advalso • Olivetti I-Jet • European Affiliates

Board of Directors

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors	César Alierta Izuel
Tarak Ben Ammar
Lucia Calvosa (independent)
Elio Cosimo Catania (independent)
Massimo Egidi (independent)
Jean Paul Fitoussi (independent)
Gabriele Galateri di Genola
Julio Linares López
Gaetano Micciché
Renato Pagliaro
Mauro Sentinelli (independent)
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti

Letter to the Shareholders

To the Shareholders,

Weak signs of recovery between 2010 and 2011 in Italy, our main market, gave way in 2012 to a sharp contraction in gross domestic product, which was driven down largely by falling domestic demand. The repercussions of the global financial crisis, combined with the structural weaknesses in the economy and the recessive effects of the necessary austerity measures adopted by the government, paint a picture that, unfortunately, is not particularly encouraging. The difficulties of the Italian economy were accompanied by a considerable slowdown in growth in Argentina and, in particular, in Brazil, the two Latin American countries in which we operate, with a consequent reduction in the compensating impact on the overall revenue performance that the Group had benefited from in the past.

In recent years, Telecom Italia has responded to a negative macroeconomic situation, which has led businesses and consumers to cutback sharply on consumption, and to growing both intra-market and inter-market competition, by taking steps which have brought tangible and visible results. These steps have included reducing Group debt by over six billion euros in five years, transforming and streamlining operating processes, injecting new life and vitality into our range of products and services, and making successful inroads into new business segments (such as cloud computing). The Group has also improved its regulatory standing with the creation of the Open Access division and the Supervisory Board.

These important accomplishments on the domestic market have been mirrored by equally significant achievements on the international front. Just three years ago, our international business (including international wholesale) accounted for just a quarter of revenues; today it accounts for two-fifths. Our plans to step-up and expand business in South America, combined with the growth in the sector in both Argentina and Brazil, are expected to bring our international revenues up in line with domestic revenues within just a few of years.

The balancing of our domestic and international revenues will represent the crowning achievement of the efforts made to transform Telecom Italia into a truly global player. It will also bring the Group two key advantages: on the operating front it will enable us to make the most of the different growth prospects offered by Europe and South America; and on the financial front, more stable and diversified cash flows will allow the Group to defend and improve its creditworthiness, enabling it to continue to enjoy favorable terms on capital markets.

In the year recently ended, net debt was reduced by more than two billion euros, demonstrating our capacity to generate the cash flow needed to meet the debt reduction targets we have set ourselves for the coming years.

In 2012 Telecom Italia Group continued to optimize its business unit portfolio through the sale of non-strategic assets. As part of this ongoing process, the Group sold off Matrix in 2012, and started the work that ultimately led to the sale of the subsidiary La7, completed in March 2013.

The debt reduction has not, however, penalized capital expenditure, which further grew over the year. Excluding the approximately 1.2 billion euros for the purchase of LTE frequencies in 2011, capital expenditure in 2012 rose by over 100 million euros in Italy, and by over 200 million euros in Brazil.

In recent years, much has been done to revitalize the Group by making its products and services more competitive, boosting capital expenditure, pushing into adjacent markets, and reducing Group debt. This has all been possible thanks to the ability to free-up financial and human resources, through efficiency improvements in processes, organizational structures, and purchasing.

Despite all that has been done, we still have a long way to go. Improving efficiency is not a static target; efficiency goals change hand in hand with the market and new technologies. The never-ending pursuit of greater efficiency in operations, management and sales is the only true recipe for delivering the expected results, even in an economic environment as fraught with difficulty as today’s.

We have always been, and will always continue to be, firmly committed to achieving visible and tangible results, no matter how difficult the situation. This is the commitment on which our Group is wagering its future. The commitment that demonstrates the value, determination, and professionalism of all the people who work at Telecom Italia.

Franco Bernabé

Report on Operations

Telecom Italia Group

Key Operating and Financial Data - Telecom Italia Group

Consolidated Operating and Financial Data(*)

(millions of euros)		2012	2011	2010	2010	2009	2008
			(Restated)	(Restated)

Revenues		29,503	29,957	27,571	27,571	26,894	28,746
EBITDA	(1)	11,645	12,171	11,452	11,412	11,115	11,090
EBIT before goodwill impairment loss	(1)	6,215	6,684	5,904	5,864	5,499	5,437
Goodwill impairment loss		(4,289)	(7,364)	(46)	(46)	(6)	−
EBIT	(1)	1,926	(680)	5,858	5,818	5,493	5,437
Profit (loss) before tax from continuing operations		(44)	(2,743)	4,128	4,132	3,339	2,894
Profit (loss) from continuing operations		(1,279)	(4,353)	3,579	3,582	2,218	2,217
Profit (loss) from Discontinued operations/ Non-current assets held for sale		2	(13)	(7)	(7)	(622)	(39)
Profit (loss) for the year		(1,277)	(4,366)	3,572	3,575	1,596	2,178
Profit (loss) for the year attributable to owners of the Parent		(1,627)	(4,811)	3,118	3,121	1,581	2,177
Normalized profit (loss) for the year attributable to owners of the Parent		2,394	2,518	2,605	2,608	2,203	2,277
Capital expenditures		5,196	6,095	4,583	4,583	4,543	5,040

Consolidated Financial Position Data

(millions of euros)		12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008

Total Assets		77,555	83,886	89,040	86,267	86,223
Total equity		23,012	26,694	32,555	27,120	26,328
- attributable to owners of the Parent		19,378	22,790	28,819	25,952	25,598
- attributable to non-controlling interests		3,634	3,904	3,736	1,168	730
Total Liabilities		54,543	57,192	56,485	59,147	59,895
Total equity and liabilities		77,555	83,886	89,040	86,267	86,223
Share capital		10,604	10,604	10,600	10,585	10,591
Net financial debt carrying amount	(1)	29,053	30,819	32,087	34,747	34,039
Adjusted net financial debt	(1)	28,274	30,414	31,468	33,949	34,526
Adjusted net invested capital	(2)	51,286	57,108	64,023	61,069	60,854
Debt Ratio (Adjusted net financial debt/ Adjusted net invested capital)		55.1%	53.3%	49.2%	55.6%	56.7%

Consolidated Profit Ratios(*)

		2012	2011	2010	2010	2009	2008
			(Restated)	(Restated)

EBITDA/Revenues	(1)	39.5%	40.6%	41.5%	41.4%	41.3%	38.6%
EBIT/Revenues (ROS)	(1)	6.5%	n.s.	21.2%	21.1%	20.4%	18.9%
Adjusted net financial debt /EBITDA	(1)	2.4	2.5	2.7	2.8	3.1	3.1

(1) Details are provided under “Alternative Performance Measures”.

(2) Adjusted net invested capital = Total equity + Adjusted net financial debt.

(*) Starting from 2012 the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits). As a result, the comparative figures for 2011 and 2010 have been restated on a consistent basis. Further details and the effects on the periods presented are provided in the Note “Accounting policies” to the Telecom Italia Group consolidated financial statements at December 31, 2012.

Headcount, number in the Group at year-end (1)
(number)	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	83,184	84,154	84,200	71,384	75,320
Headcount relating to Discontinued operations/Non-current assets held for sale	−	−	−	2,205	2,505

Headcount, average number in the Group(1)
(equivalent number)	2012	2011	2010	2009	2008

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	78,564	78,369	70,150	69,964	73,508
Headcount relating to Discontinued operations/Non-current assets held for sale	−	−	−	2,168	3,277

Financial Ratios
Telecom Italia S.p.A.
(euros)		2012	2011	2010

Share prices (December average)
- Ordinary		0.70	0.83	0.98
- Savings		0.62	0.69	0.81
Dividends per share	(2)
- Ordinary		0.020	0.043	0.058
- Savings		0.031	0.054	0.069
Pay Out Ratio	(2) (*)	70%	53%	32%
Market to Book Value	(**)	0.74	0.74	0.76
Dividend Yield (based on December average)	(2) (***)
- Ordinary		2.86%	5.21%	5.93%
- Savings		5.03%	7.79%	8.47%

Telecom Italia Group
(euros)		2012	2011	2010

Basic earnings per share – ordinary shares		(0.08)	(0.25)	0.16
Basic earnings per share – savings shares		(0.08)	(0.25)	0.17

(1)

Includes employees with temp work contracts.

(2)

For the year 2012, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting held on April 17, 2013. For all periods, the reference index was assumed to be the Parent’s Normalized Earnings, calculated by excluding Non-recurring items (as detailed in the Note “Significant non-recurring events and transactions” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2012).

(*)

Dividends paid in the following year/Profit for the year.

(**)

Capitalization/Equity of Telecom Italia S.p.A.

(***)

Dividends per share/Share prices.

Highlights 2012

The year 2012 continues to be affected by recession pressures in the domestic market and the slowdown in the economies of Latin American countries. These macroeconomic factors were combined with a general tightening of the competitive environment in the telecommunications sector, which the Group responded to both through an expansion of the offer range and continuous pursuit of operating efficiencies, maintaining, over 2012, the development of Consolidated revenues and defense of the Profit Base, which remained solid and among the best in the sector.

The results of these actions have made it possible to continue reducing financial debt and generating cash flow.

•

Consolidated Revenues, in line with the prior year (+0.5% in organic terms), came to 29.5 billion euros, while EBITDA of 11.6 billion euros fell 4.3% (-2.0% in organic terms).

•

In organic terms, Operating Profit (EBIT) decreased by 2.4%. In reported terms, EBIT for 2012 amounts to 1.9 billion euros, also as a result of the goodwill impairment loss totaling 4.3 billion euros, relating to Core Domestic (4 billion euros), the Argentina Business Unit (168 million euros) and Media (105 million euros). Reported EBIT for 2011 was a negative 680 million euros and was penalized by the impairment loss on goodwill allocated to Core Domestic (7.3 billion euros) and Media (57 million euros).

•

The loss attributable to owners of the Parent came to 1.6 billion euros (compared to a loss of 4.8 billion euros in 2011). On a comparable basis the Normalized profit (loss) for the year attributable to owners of the Parent amounts to 2.4 billion euros, a decrease of 124 million euros compared to 2011.

•

Operating cash generated in 2012, amounting to 6.5 billion euros, more than compensated requirements for the payment of dividends, taxes and finance expenses. Adjusted net financial debt came to 28.3 billion euros at the end of 2012, down 2.1 billion euros compared to the end of 2011.

Financial Highlights

(millions of euros)		2012	2011	% Change
				Reported	Organic

Revenues		29,503	29,957	(1.5)	0.5
EBITDA	(1)	11,645	12,171	(4.3)	(2.0)
EBITDA Margin		39.5%	40.6%	(1.1)pp
Organic EBITDA Margin		40.2%	41.2%	(1.0)pp
EBIT before goodwill impairment loss	(1)	6,215	6,684	(7.0)
Goodwill impairment loss		(4,289)	(7,364)	(41.8)
EBIT	(1)	1,926	(680)	n.s.	(2.4)
EBIT Margin		6.5%	n.s.	n.s.
Organic EBIT Margin		22.0%	22.7%	(0.7)pp
Profit (loss) for the period attributable to owners of the Parent		(1,627)	(4,811)	(66.2)
Normalized profit (loss) for the period attributable to owners of the Parent		2,394	2,518	(4.9)
Capital expenditures (CAPEX)		5,196	6,095	(14.7)
		12/31/2012	12/31/2011	Change
Adjusted net financial debt	(1)	28,274	30,414	(2,140)

(1)

 Details are provided under “Alternative Performance Measures”.

Starting from 2012 the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits). As a result, the comparative figures for 2011 have been restated on a consistent basis. Further details and the effects on the periods presented are provided in the Note “Accounting policies” to the Telecom Italia Group Consolidated Financial Statements at December 31, 2012.

Review of Operating and Financial Performance - Telecom Italia Group

Revenues

Revenues amount to 29,503 million euros in 2012, down 1.5% from 29,957 million euros in 2011; the fall of 454 million euros is primarily due to the Domestic Business Unit, offset by increases in the Argentina Business Unit (+564 million euros) and the Brazil Business Unit (+134 million euros). In terms of organic variation, consolidated revenues grew by 0.5% (+151 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of foreign exchange rate fluctuations(1) of -569 million euros, mainly affecting the Brazil Business Unit (-535 million euros) and to a largely negligible extent the Argentina Business Unit  (-55 million euros) and other Group companies (+21 million euros);

•

the effect of the change in the scope of consolidation (-14 million euros), largely due to sales of Loquendo (Domestic BU) on September 30, 2011 and Matrix (Other Operations) on October 31, 2012;

•

the effect of a reduction in revenues of 22 million euros due to the closing of commercial disputes with other operators.

The breakdown of revenues by operating segment is the following:

(millions of euros)	2012		2011		Change
		% of total		% of total	amount	%	% organic

Domestic	17,884	60.6	18,991	63.4	(1,107)	(5.8)	(5.8)
Core Domestic	16,933	57.4	18,082	60.4	(1,149)	(6.4)	(6.2)
International Wholesale	1,393	4.7	1,393	4.6	−	−	(1.4)
Brazil	7,477	25.3	7,343	24.5	134	1.8	9.8
Argentina	3,784	12.8	3,220	10.7	564	17.5	19.6
Media, Olivetti and Other Operations	564	1.9	700	2.3	(136)
Adjustments and Eliminations	(206)	(0.6)	(297)	(0.9)	91
Total consolidated revenues	29,503	100.0	29,957	100.0	(454)	(1.5)	0.5

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a decline of 1,097 million euros (-5.8%) in organic Revenues in 2012, compared to 2011.

This trend is partly attributable to the entry into force, in July 2012, of the new mobile termination rates (MTR), which involve a 53% reduction (from 5.3 to 2.5 euro cents), representing a sharp drop compared to the tariff revisions in the previous year. Specifically, in the fourth quarter of 2012 alone, the impact on consolidated revenues from incoming mobile traffic resulting from the introduction of the new rates is -84 million euros. The performance of the domestic market was also affected by the macroeconomic environment and the competitive scenario.

In detail:

•

Organic revenues from services amount to 17,099 million euros in 2012, down 5.5% compared to 2011. In particular, revenues from services in the Mobile business show a decrease of 9% compared to 2011 (-11.7% in the fourth quarter of 2012). The Fixed-line business recorded falling revenues from services of 487 million euros (-3.8% compared to 2011, -6.6% in the fourth quarter of 2012).

•

Product revenues total 807 million euros and are 93 million euros lower compared to 2011. The growth in Mobile devices, driven by a greater commercial push on mobile Internet-enabled devices was absorbed by the sharp contraction of Fixed-line products, attributable to a contraction of the market, but also to a more selective commercial strategy to defend the profit base.

As for the Brazil Business Unit, organic revenues grew 9.8% in 2012 compared to the prior year. Revenues from services continued their positive trend (+6.9% compared to 2011), driven by the growth of the customer base (reaching approximately 70.4 million lines at December 31, 2012, up 9.8% compared to December 31, 2011). Handset revenues also showed a positive trend (+35.3% compared to 2011).

As for the Argentina Business Unit, organic revenues gained 19.6% compared to 2011 (+619 million euros). In particular, mobile business revenues recorded growth of 22.2%, while the fixed area, which is coming out of a decade of partially blocked regulated tariffs, grew 13.0% over the prior year.

An in-depth analysis of revenue performance by individual Business Unit is provided under “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 11,645 million euros, decreasing 526 million euros (-4.3%) compared to the prior year; the EBITDA margin is 39.5% (40.6% in 2011). In organic terms EBITDA fell by 246 million euros (-2.0%), 1 percentage point lower in proportion to revenues, down from 41.2% in 2011 to 40.2% in 2012, due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	2012		2011		Change
		% of total		% of total	amount	%	% organic

Domestic	8,676	74.5	9,173	75.4	(497)	(5.4)	(4.9)
EBITDA margin	48.5		48.3			0.2 pp	0.4 pp
Brazil	1,996	17.1	1,990	16.4	6	0.3	8.9
EBITDA margin	26.7		27.1			(0.4) pp	(0.2) pp
Argentina	1,121	9.6	1,035	8.5	86	8.3	11.7
EBITDA margin	29.6		32.2			(2.6) pp	(2.2) pp
Media, Olivetti and Other Operations	(139)	(1.1)	(26)	(0.3)	(113)
Adjustments and Eliminations	(9)	(0.1)	(1)	−	(8)
Total consolidated EBITDA	11,645	100.0	12,171	100.0	(526)	(4.3)	(2.0)
EBITDA margin	39.5		40.6			(1.1) pp	(1.0) pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services (12,948 million euros; 12,859 million euros in 2011). The increase of 89 million euros is largely due to the surge in the commercial and technical costs of the Argentina Business Unit (+300 million euros, including a negative exchange rate effect of 24 million euros) and the Brazil Business Unit (+109 million euros, including a negative exchange rate effect of 320 million euros), needed to support the growth of the customer base, voice and data traffic volumes, sales of mobile Internet-enabled devices and, consequently revenues in the Latin America area. Countering these changes is the domestic business which reduced acquisitions by 345 million euros compared to 2011, also partly attributable to a decrease in the portion of revenues to be paid to other operators, connected to the reduction in mobile termination rates.

•

Employee benefits expenses (3,919 million euros; 3,992 million euros in 2011).

Employee benefits expenses record a decrease of 73 million euros. The change was influenced by:

–

the reduction of 203 million euros in the Italian component of employee benefits expenses, mainly due to the reduction in ordinary employee benefits expenses, resulting from the decrease in the average salaried workforce of 1,214 compared to 2011, and from restructuring expenses that were 4 million euros lower (8 million euros in 2012; 12 million euros in 2011). In 2012, these expenses derive from the balance between the provision charge of 15 million euros for Olivetti I-Jet (resulting from the agreements signed with the trade unions of the company put into liquidation of June 19, 2012 and June 25, 2012) and the realize to the income statement of a total of 7 million euros from the remaining amount of the provision for mobility under Law 223/91 by the Parent Telecom Italia S.p.A. (6 million euros), and by TI Sparkle and TI Information Technology (for a total of 1 million euros). In 2011 the provision for mobility under Law 223/91, relating to the agreements signed in 2010 with the trade unions of the Parent Telecom Italia S.p.A. and of TI Information Technology, was adjusted by a total of 12 million euros;

–

the increase of 130 million euros in the foreign component of employee benefits expenses, linked to the increase of 1,409 in the average salaried workforce, relating to the Brazil Business Unit and the Argentina Business Unit, and the overall increase of 17 million euros in restructuring expenses, related to the provision charge of the Argentina Business Unit (15 million euros) and Olivetti Engineering S.A., a subsidiary of Olivetti I-Jet (2 million euros, for the agreements with the trade unions of  July 13, 2012).

•

Other operating expenses (1,882 million euros; 1,859 million euros in 2011).

These are substantially in line with 2011.

The decreases for the Domestic Business Unit (-70 million euros) and the Brazil Business Unit (-28 million euros, including a negative exchange rate effect of 54 million euros) are essentially offset by the increases for the other Business Units, primarily the Argentina Business Unit (+76 million euros, including a negative exchange rate effect of 6 million euros). In particular:

–

write-downs and expenses in connection with credit management (548 million euros; 533 million euros in 2011) consist of 370 million euros (389 million euros in 2011) relating to the Domestic Business Unit, 100 million euros (unchanged compared to 2011) relating to the Brazil Business Unit and 47 million euros (29 million euros in 2011) relating to the Argentina Business Unit;

–

provision charges (214 million euros; 128 million euros in 2011) consist of 91 million euros (60 million euros in 2011) relating to the Brazil Business Unit, 92 million euros (50 million euros in 2011) relating to the Domestic Business Unit and 17 million euros (unchanged compared to 2011) relating to the Argentina Business Unit;

–

telecommunications operating fees and charges (621 million euros; 675 million euros in 2011) consist of 487 million euros (554 million euros in 2011) relating to the Brazil Business Unit, 73 million euros (61 million euros in 2011) relating to the Argentina Business Unit and 59 million euros (58 million euros in 2011) relating to the Domestic Business Unit.

Depreciation and amortization

Details are as follows:

(millions of euros)	2012	2011	Change

Amortization of intangible assets with a finite useful life	2,212	2,163	49
Depreciation of property, plant and equipment – owned and leased	3,128	3,333	(205)
Total	5,340	5,496	(156)

The decrease in depreciation and amortization charges is mainly in reference to the Domestic Business Unit (-305 million euros), essentially due to the lower amounts of depreciable or amortizable assets, offset by the increase in depreciation and amortization charges of the Argentina Business Unit (+130 million euros), partly due to the reduction in the useful lives of Intangible assets recognized in relation to Customer Relationships which resulted in an increase of 66 million euros in amortization charges.

Gains (losses) on disposals of non-current assets

In 2012, gains on disposals of non-current assets were recorded for 53 million euros and included the gain, net of the incidental expenses of 49 million euros, in connection with the completion of the sale of Matrix on October 31, 2012, as well as net gains on non-current assets mainly relating to the Domestic Business Unit.

In 2011, net gains on disposals of non-current assets amounted to 3 million euros and included the gain of 35 million euros, net of the related incidental expenses, realized on the sale of Loquendo at the end of September 2011 and the net losses from the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

Impairment reversals (losses) on non-current assets

Net impairment losses on non-current assets amount to 4,432 million euros in 2012 (7,358 million euros in 2011) and are essentially the result of the impairment test conducted for the annual financial statements. Specifically, this item refers to:

–

4,016 million euros for the impairment loss on the Core Domestic Cash Generating Unit in the Domestic Business Unit. This goodwill was previously written down by 7,307 million euros in 2011;

–

a total impairment of Non-Current Assets and Goodwill for 157 million euros in the Media Business Unit, taking account of the outcome of the impairment test process and the expected sale of the investee La7 S.r.l.. Specifically, the amount of impairment loss relating solely to the goodwill of the Media Business Unit is 105 million euros, while the remainder relates to non-current assets. This goodwill was previously written down by 57 million euros in 2011;

–

a total impairment loss of 253 million euros on Intangible assets and Goodwill in the Argentina Business Unit, recognized at the time control was acquired by the Telecom Italia Group. In detail, the amount of the impairment loss on Goodwill is 168 million euros, while the remaining portion (85 million euros) relates to the impairment loss on Customer relationships.

There are also additional impairment losses totaling 6 million euros.

Further details are provided in the Notes to the consolidated financial statements at December 31, 2012 of the Telecom Italia Group.

EBIT

EBIT totals 1,926 million euros (negative 680 million euros in 2011) and includes in particular the effects of the above-mentioned impairment losses, relating to the impairment test process (4,426 million euros in 2012, 7,364 million euros in 2011). Organic EBIT is 6,504 million euros, decreasing 157 million euros (-2.4%) compared to 2011; the EBIT margin is 22.0% (22.7% in 2011; -0.7 percentage points).

Share of profits (losses) of associates and joint ventures accounted for using the equity method

The Share of profits (losses) of associates and joint ventures accounted for using the equity method is a loss of 6 million euros in 2012 , and mainly relates to Tiglio I S.r.l.

In 2011 this was a loss of 39 million euros, due to the write-down of the entire investment in the Italtel Group.

Other income (expenses) from investments

In 2012 other income (expenses) from investments shows a net income of 2 million euros.

In 2011, the income balance of Other income (expenses) from investments was 16 million euros and referred to the gain (17 million euros) on the sale of the entire 27% investment in the Cuban operator EtecSA.

Finance income (expenses)

Finance income (expenses) is an expense balance of 1,966 million euros (an expense balance of 2,040 million euros in 2011), with an improvement of 74 million euros. This decrease is essentially due to the positive change in the value of several hedging derivatives, attributable to market fluctuations linked to currency translation. These changes, which are unrealized accounting changes, do not result in any actual monetary settlement. Other positive effects derive from the higher capitalization of finance expenses relating to the purchase of rights to use LTE mobile telephony frequency bands, by the Domestic Business Unit.

Income tax expense

Income tax expense amounts to 1,235 million euros, decreasing 375 million euros compared to 2011. This item also includes the non-recurring benefit totaling 319 million euros, related to the recognition of the receivables for years prior to 2012, following the entry into force of Decree Law 16/2012, which enabled a request for a refund of IRES tax for the IRAP tax calculated on the cost of labor. Net of this effect, income tax decreased by 56 million euros compared to 2011, mainly as a result of the reduction in the tax base of the Parent Telecom Italia.

Profit (loss) from Discontinued operations/Non-current assets held for sale

This item shows a profit of 2 million euros in 2012, compared to a loss of 13 million euros in the previous year. It includes income and expenses incurred in connection with sales transactions of prior years.

Profit (loss) for the year

Profit (loss) for the year can be broken down as follows:

(millions of euros)	2012	2011

Profit (loss) for the year	(1,277)	(4,366)
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(1,629)	(4,798)
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)
Profit (loss) for the year attributable to owners of the Parent	(1,627)	(4,811)
Non-controlling interests:
Profit (loss) from continuing operations	350	445
Profit (loss) from Discontinued operations/Non-current assets held for sale	−	−
Profit for the year attributable to Non-controlling interests	350	445

In 2012 the normalized profit (loss) for the year attributable to owners of the Parent, calculated net of the impact of non-recurring items – including the above-mentioned impairment losses on Goodwill and Non-Current Assets – and of the tax benefit related to the request for an IRES tax refund for the IRAP tax calculated on labor costs, amounts to a profit of 2,394 million euros (2,518 million euros in 2011).

Financial and Operating Highlights –
The Business Units of the Telecom Italia Group

Starting from the 2012 Half-year Financial Report, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits). As a result, the comparative 2011 figures of the Business Units have been restated on a consistent basis.

Domestic

The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Domestic–Core Domestic Business Unit. The periods under comparison have been reclassified accordingly.

(millions of euros)	2012	2011	Change
			amount	%	% organic

Revenues	17,884	18,991	(1,107)	(5.8)	(5.8)
EBITDA	8,676	9,173	(497)	(5.4)	(4.9)
EBITDA margin	48.5	48.3		0.2pp	0.4pp
EBIT	1,078	(1,996)	3,074	n.s.	(2.6)
EBIT margin	6.0	n.s.		n.s.	1.0pp
Headcount at year-end (number) (*)	53,224	55,047	(1,823)	(3.3)

(*)

The headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso in the Olivetti Business Unit.

Fixed

	12/31/2012	12/31/2011	12/31/2010
Physical accesses at year-end (thousands)	21,153	21,712	22,122
of which Retail physical accesses at year-end (thousands)	13,978	14,652	15,351
Broadband accesses in Italy at year-end (thousands)	8,967	9,089	9,058
of which Retail broadband accesses (thousands)	7,020	7,125	7,175
Network infrastructure in Italy:
access network in copper (millions of km – pair, distribution and connection)	114.5	112.2	111.7
access and carrier network in optical fiber (millions of km - fiber)	5.7	4.6	4.3
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,500	7,000
South America (km of fiber)	30,000	30,000	30,000
Atlantic (km of submarine cable)	15,000	15,000	15,000
Total traffic:
Minutes of traffic on fixed-line network (billions)	101.8	108.9	121.5
Domestic traffic	85.9	93.3	104.1
International traffic	15.9	15.6	17.4
DownStream and UpStream traffic volumes (PBytes)	2,202	1,937	1,647

Mobile

	12/31/2012	12/31/2011	12/31/2010
Number of lines at year-end (thousands)	32,159	32,227	31,018
Change in lines (%)	(0.2)	3.9	0.5
Churn rate (%) (1)	26.6	21.9	22.0
Total average outgoing traffic per month (millions of minutes)	3,664	3,633	3,305
Total average outgoing and incoming traffic per month (millions of minutes)	4,921	4,843	4,597
Mobile browsing volumes (PBytes) (2)	93.1	75.9	53.0
Average monthly revenues per line (euro) (3)	15.5	17.4	19.7

(1)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)

National traffic excluding roaming.

(3)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

–

Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

–

Business: is constituted by the aggregate of voice, data, Internet and ICT solutions services and products managed and developed for SMEs (small and medium-size enterprises) and SOHOs (Small Office Home Office) in the Fixed and Mobile telecommunications markets;

–

Top: comprises the aggregate of voice, data, Internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise customers in the Fixed and Mobile telecommunications markets;

–

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–

Other (Support Structures): includes:

–

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

–

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results of the Domestic Business Unit by customer/business segment in 2012 compared to 2011 are as follows:

Core Domestic

(millions of euros)	2012	2011	Change %
			amount	%	% organic

Revenues	16,933	18,082	(1,149)	(6.4)	(6.2)
Consumer (1)	8,835	9,168	(333)	(3.6)	(3.6)
Business (2)	2,777	3,064	(287)	(9.4)	(9.4)
Top (2)	3,102	3,529	(427)	(12.1)	(12.1)
National Wholesale	2,052	2,104	(52)	(2.5)	(1.5)
Other	167	217	(50)	(23.0)	(19.6)
EBITDA	8,460	8,941	(481)	(5.4)	(4.8)
EBITDA margin	50.0	49.4		0.6pp	0.7pp
EBIT	958	(2,136)	3,094	n.s.	(2.3)
EBIT margin	5.7	(11.8)		17.5pp	1.2pp
Headcount at year-end (number)	52,289	54,038	(1,749)	(3.2)

(1) The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

(2) The figures of the Business and Top segments in 2011 have been reclassified for purposes of comparison with the figures for 2012, which take into account the new customer classification criteria introduced at the beginning of 2012.

International Wholesale

(millions of euros)	2012	2011	Change %
			amount	%	% organic

Revenues	1,393	1,393	-	-	(1.4)
of which third party	985	960	25	2.6	0.5
EBITDA	229	243	(14)	(5.8)	(9.2)
EBITDA margin	16.4	17.4		(1.0)pp	(1.4)pp
EBIT	121	141	(20)	(14.2)	(12.4)
EBIT margin	8.7	10.1		(1.4)pp	(1.2)pp
Headcount at year-end (number)	935	1,009	(74)	(7.3)

Revenues

In addition to the deteriorating economic climate and a market characterized by sharp tariff cuts (on traditional services) and tough competition, the decline in revenues also partly reflects the new mobile termination rates (MTR) - which involve a 53% reduction (from 5.3 to 2.5 euro cents) - and a Europe-wide cap on the price of roaming traffic.

Against this background, the performance for the year, in terms of organic change over the previous year, shows a 5.8% contraction compared to 2011. The downturn is primarily attributable to the decline in revenues on traditional services, only partly offset by the growth in innovative services, especially Fixed-line Broadband and Mobile Internet.

In detail:

•

Consumer: Revenues for the Consumer segment amount to 8,835 million euros, decreasing 333 million euros compared to 2011 (-3.6%); the trend continues the overall recovery from the reduction recorded in 2011 (-5.0%) despite the negative impact of lower termination rates (-211 million euros). This recovery was due in particular to a stabilization of the erosion in voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+118 million euros, +35.4%), especially Mobile Internet enabled devices. The reduction, which is entirely attributable to revenues from services (-451 million euros, -5.1%), is attributable – in addition to the aforementioned lower termination rates – to traditional Voice and Messaging services, the effects of which are in part offset by growth in Mobile Internet (+70 million euros, +13%) and Fixed Broadband Access (+34 million euros, +3.6%). In the fourth quarter, however, revenues slowed down (-4.5% compared to the same period in 2011, -1.9% excluding the impact from the above-mentioned reduction in Mobile termination rates MTR), especially in the Mobile segment, which - in addition to the discontinuity in incoming termination - also reflects increased competitive pressure with resulting contraction in financial and commercial performance.

•

Business: Revenues in the Business segment amount to 2,777 million euros in 2012, decreasing 9.4% or 287 million euros compared to 2011, due to erosion of the customer base (-6.6% Fixed and -4.8% Mobile, excluding data only lines, compared to 2011) and to a fall in usage and Average Revenue Per User (ARPU) especially on Voice services. The fourth quarter of 2012 shows a 12.1% contraction, with a downturn compared to previous periods mainly attributable to the impact of the new mobile termination rates and declining Data Roaming revenues resulting from the introduction of a price cap in the European Union.

•

Top: revenues in the Top segment amount to 3,102 million euros in 2012, decreasing 427 million euros (-12.1%) compared to 2011, mainly due to a slow down in demand due to the negative economic situation. Revenues from services show a decline of 260 million euros (-8.6%), primarily attributable to traditional voice and data services, only partly offset by growth in new services, in particular Cloud and Mobile Internet. In the fourth quarter, performance continued to slow down       (-17.8%), partly due to the reduction in termination rates and declining Data Roaming revenues (following the aforementioned introduction of a price cap in the European Union). Revenues from sales show a decrease of 167 million euros (-34% compared to 2011). This performance, in addition to the deteriorating economic situation already noted for services, also reflects more selective commercial policies aimed at improving profitability.

•

National Wholesale: Revenues in the Wholesale segment amount to 2,052 million euros in 2012, a decline of 52 million euros (-2.5%) on 2011, mainly due to lower carrying and interconnection revenues, only partly offset by growth in access services to alternative operators.

International Wholesale Revenues

In 2012 the International Wholesale segment revenues amount to 1,393 million euros, in line with the previous year (-1.4% in organic terms).

Over the year the Company continued to pursue rationalization measures aimed at a more selective customer portfolio and traffic strategy.

Revenue performance in the Voice (+1.4%) and IP/Data (+5.8%) businesses helped to contain the contraction reported in the other segments, especially multinational customers (-10%).

The last quarter of 2012 shows a decline in revenues of 39 million euros over the same period in 2011 (-10.2%; -10.9% in organic terms). The Voice (-10.7%), Mobile Services (-12.7%) and multinational customer (-6.6%) segments show a decline, while revenues from IP/Data continue a positive trend (+4%).

EBITDA

EBITDA for the Domestic Business Unit amounts to 8,676 million euros in 2012, down 497 million euros from 2011 (-5.4%). The EBITDA margin is 48.5%, up +0.2 percentage points on 2011. This result was affected by the reduction in revenues from services (-1,014 million euros, -397 million euros in the fourth quarter of 2012), only partly offset by the lower revenues due to other TLC operators (mainly attributable to lower termination rates) and by efficiencies achieved through the selective control and containment of operating expenses.

Organic EBITDA in 2012 amounts to 8,829 million euros (-458 million euros, or -4.9% compared with 2011), with an organic EBITDA margin of 49.3%, up on the previous year (+0.4 percentage points).

With regard to the change in the main costs, the following is noted:

(millions of euros)	2012	2011	Change

Acquisition of goods and services	6,409	6,754	(345)
Employee benefits expenses	2,834	3,031	(197)
Other operating expenses	699	769	(70)

In particular:

•

acquisition of goods and services decreased by 345 million euros (-5.1%) compared to 2011. This reduction is mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates;

•

employee benefits expenses are down 197 million euros from 2011, attributable mostly to the reduction in the average salaried workforce by 710 compared to the previous year, offset by higher expenses as a result of the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso of the Olivetti Business Unit. In 2012, an amount of 7 million euros was released to the income statement following the closure of the mobility procedure under Law 223/91, covering the period 2010-2012, by the Parent Telecom Italia S.p.A., Telecom Italia Sparkle and TI Information Technology. It should be noted that in 2011 the provision for mobility expenses under Law 223/91, relating to the agreement signed with the trade unions in 2010, had been increased by 12 million euros, 9 million euros of which for Telecom Italia S.p.A. and 3 million euros for TI Information Technology.

•

other operating expenses decreased by 70 million euros compared with 2011, as shown in the following table:

(millions of euros)	2012	2011	Change

Write-downs and expenses in connection with credit management	370	389	(19)
Provision charges	92	50	42
Telecommunications operating fees and charges	59	58	1
Indirect duties and taxes	103	108	(5)
Sundry expenses	75	164	(89)
Total	699	769	(70)

EBIT

EBIT is a positive 1,078 million euros, compared to a negative 1,996 million euros in 2011, up 3,074 million euros. This performance particularly comprises the goodwill impairment loss of 4,016 million euros referring to the Core Domestic Cash Generating unit (7,307 million euros in 2011), recorded on the basis of the results of the impairment test.

Organic EBIT, calculated by also excluding the above mentioned goodwill impairment losses, is 5,226 million euros with a decrease of 139 million euros (-2.6%) compared to 2011. The organic EBIT margin increased from 28.2% in 2011 to 29.2% in 2012.

Brazil

	(millions of euros)		(millions of Brazilian reais)
	2012	2011	2012	2011	Change
					amount	%	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d	Organic

Revenues	7,477	7,343	18,764	17,086	1,678	9.8	9.8
EBITDA	1,996	1,990	5,008	4,631	377	8.1	8.9
EBITDA margin	26.7	27.1	26.7	27.1		(0.4)pp	(0.2)pp
EBIT	966	984	2,424	2,289	135	5.9	7.4
EBIT margin	12.9	13.4	12.9	13.4		(0.5)pp	(0.3)pp
Headcount at year-end (number)			11,622	10,539	1,083	10.3

	2012	2011

Lines at year-end (thousands)	70,362	64,070
MOU (minutes/month)(*)	135.8	128.6
ARPU (reais)	19.1	21.4

(*)

Net of visitors.

Main financial data

Revenues

Revenues for 2012 amount to 18,764 million reais, increasing 1,678 million reais on 2011 (+9.8%). Revenues from services come to 16,420 million reais, up from 15,353 million reais in 2011 (+6.9%). Revenues from product sales are up from 1,733 million reais in 2011 to 2,344 million reais in 2012 (+35.3%), reflecting the company’s strategy of market penetration with high-end handsets (smartphones/web phones) and tablets as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) amounts 19.1 reais for 2012 compared with 21.4 reais for 2011 (-10.7%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in unit prices in the voice business, but also the lower mobile operator network interconnection rate, in force since February 2012.

The total number of lines at December 31, 2012 is 70.4 million, 9.8% higher than on December 31, 2011, representing a 26.9% market share in terms of lines.

Revenues in the fourth quarter of 2012 amount to 5,026 million reais, up 315 million reais compared to the same period of 2011 (+6.7%).

EBITDA

EBITDA in 2012 amounts to 5,008 million reais, an improvement of 377 million reais on 2011 (+8.1%). EBITDA growth was sustained by the increase in revenues, mainly VAS, essentially offset by higher termination costs due to increased traffic volumes and costs strictly linked to changes in the customer base. EBITDA margin is 26.7%, 0.4 percentage points lower than 2011.

Organic EBITDA in 2012 amounts to 5,061 million reais, an improvement of 412 million reais on 2011 (+8.9%). Organic EBITDA margin is 27.0%, 0.2 percentage points lower than the previous year. The increased margin in revenues from services was offset by the greater share of revenues from sales of smartphones/web phones.

It should be noted that organic EBITDA is calculated excluding the administrative penalties imposed by the Brazilian telecommunications authority (ANATEL) and other non organic expenses for a total of 53 million reais. In particular, disputes with ANATEL concerning the years 2007/2009 and amounting to 26 million reais, were recognized following confirmation by the Board of the Brazilian telecommunications authority of measures taken against Tim Brasil. An additional 11 million reais relates to disputes with other operators regulated by ANATEL for the years 2008-2011. Sundry non organic expenses mainly relate to the write-down of receivables; Tim Brasil will take the necessary legal steps to recover the amount of these receivables. Organic EBITDA in 2011 took into account of non organic expenses of 18 million reais.

EBITDA in the fourth quarter of 2012 amounts to 1,422 million reais, up 104 million reais compared to the same period of 2011 (+7.9%).

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	2012	2011	2012	2011	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	4,508	4,399	11,313	10,234	1,079
Employee benefits expenses	344	321	865	747	118
Other operating expenses	719	747	1,804	1,738	66
Change in inventories	2	(19)	4	(45)	49

•

acquisition of goods and services amounts to 11,313 million reais (10,234 million reais in 2011). The 10.5% increase compared to the previous year (+1,079 million reais) can be analyzed as follows:

+418 million reais for the revenues due to other TLC operators;

+497 million reais for the purchases referring primarily to product cost;

+191 million reais for rent and lease costs;

-27 million reais for external services costs;

•

employee benefits expenses, amounting to 865 million reais, are up 118 million reais compared with 2011 (+15.8%). The average workforce grew from 9,194 in 2011 to 10,051 in 2012. The percentage of employee benefits expenses to revenues is 4.6%, increasing 0.2 percentage points compared to 2011.

•

other operating expenses come to 1,804 million reais, increasing 3.8% (1,738 million reais in 2011). Such expenses consist of the following:

(millions of Brazilian reais)	2012	2011	Change

Write-downs and expenses in connection with credit management	251	232	19
Provision charges	228	140	88
Telecommunications operating fees and charges	1,223	1,290	(67)
Indirect duties and taxes	30	33	(3)
Sundry expenses	72	43	29
Total	1,804	1,738	66

EBIT

EBIT amounts to 2,424 million reais, up 135 million reais on 2011. This result is due to a higher contribution from EBITDA partly offset by higher depreciation and amortization charges of 241 million reais (2,581 million reais in 2012, compared to 2,340 million reais in 2011).

The organic change in EBIT compared to the same period in 2011 is positive by 170 million reais with an EBIT margin of 13.2% (13.5% in 2011) due to the non-organic items described above.

Organic EBIT in the fourth quarter of 2012 amounts to 754 million reais, an improvement of 32 million reais on 2011.

Argentina

	(millions of euros)		(millions of Argentine pesos)
	2012	2011	2012	2011	Change
					amount	%	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d	Organic

Revenues	3,784	3,220	22,116	18,496	3,620	19.6	19.6
EBITDA	1,121	1,035	6,553	5,947	606	10.2	11.7
EBITDA margin	29.6	32.2	29.6	32.2		(2.6)pp	(2.2)pp
EBIT	214	509	1,253	2,925	(1,672)	(57.2)	(3.5)
EBIT margin	5.7	15.8	5.7	15.8		(10.1)pp	(3.1)pp
Headcount at year-end (number) (*)			16,803	16,350	453	2.8

(*) Includes employees with temp work contracts: 3 at December 31, 2012 and 1 at December 31, 2011.

	2012	2011	Change
			amount	%

Fixed-line
Lines at year-end (thousands)	4,128	4,141	(13)	(0.3)
ARBU (Average Revenue Billed per User) (Argentine pesos)	48.2	45.7	2.5	5.5
Mobile
Lines at year-end (thousands)	21,276	20,342	934	4.6
Telecom Personal lines (thousands)	18,975	18,193	782	4.3
% postpaid lines (**)	33%	32%		1pp
MOU Telecom Personal (minutes/month)	99	99	-	-
ARPU Telecom Personal (Argentine pesos)	57.7	51.4	6.3	12.3
Núcleo mobile lines (thousands)(***)	2,301	2,149	152	7.1
% postpaid lines (**)	19%	17%		2pp
Broadband
Broadband accesses at year-end (thousands)	1,629	1,550	79	5.1
ARPU (Argentine pesos) (****)	102.3	87.0	15.3	17.6

 (**)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(***) Includes WiMAX lines.

(****) The calculation method was updated in order to exclude, from the customer base, the Internet sticks sold to customers who already have ADSL access.

Revenues

Revenues in 2012 amount to 22,116 million pesos, increasing 3,620 million pesos (+19.6%) compared with 2011 (18,496 million pesos) thanks to growth of the broadband and mobile customer base, as well as ARPU. Revenues for the fourth quarter of 2012 amount to 6,092 million pesos, up 953 million pesos compared to the same period of 2011 (5,139 million pesos). The main source of revenues for the Argentina Business Unit is mobile telephony, which accounts for about 73% of the consolidated revenues of the Business Unit, increasing more than 22% compared to 2011.

Fixed-line telephony service: the number of fixed lines at December 31, 2012 is substantially unchanged compared to the end of 2011. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 5% compared to 2011, thanks to the sale of value-added services and the distribution of traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 782 thousand compared to the end of 2011, arriving at a total of 18,975 thousand lines at December 31, 2012, 33% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew 12.3% to 57.7 pesos (51.4 pesos in the 2011). A large part of this growth is attributable to value added services (including SMS messaging and Internet) which together account for approximately 53% of revenues from mobile telephony services in 2012.

In Paraguay, the Núcleo customer base grew about 7.1% compared to December 31, 2011 and at December 31, 2012 it reached 2,301 thousand lines, 19% of which were postpaid.

Broadband: Telecom Argentina’s overall portfolio of broadband lines at December 31, 2012 reached 1,629 thousand accesses, with an increase of 79 thousand accesses compared to the end of 2011, representing about 5.1% growth. ARPU was up 17.6% to 102.3 pesos (87 pesos in 2011) through the change in pricing strategy and reduced promotional discount associated with customer acquisition and retention.

EBITDA

EBITDA shows an increase of 606 million pesos to 6,553 million pesos in 2012, +10.2% compared with 2011. The EBITDA margin is 29.6%, 2.6 percentage points less than in 2011, mainly due to the higher impact of acquisitions of materials and services and employee benefits expenses.

Organic EBITDA - calculated excluding the 90 million pesos in restructuring costs involving employees of certain specific segments - is up 11.7% compared with 2011 with an EBITDA margin of 30%.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	2012	2011	2012	2011	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	1,698	1,398	9,927	8,031	1,896
Employee benefits expenses	586	478	3,422	2,746	676
Other operating expenses	408	332	2,387	1,903	484
Change in inventories	(16)	(17)	(94)	(96)	2

•

acquisition of goods and services totals 9,927 million pesos (8,031 million pesos in 2011). The increase of 23.6% compared to the prior year (+1,896 million pesos) is mainly due to higher external service costs of 1,246 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise of 424 million pesos;

•

employee benefits expenses amount to 3,422 million pesos, increasing 676 million pesos compared to 2011 (+24.6%). The rise is due to salary increases, resulting from the periodic revision of trade union agreements, mainly to reflect the effect of inflation, and the above-mentioned staff restructuring costs of 90 million pesos only partially offset by a reduction in other employee benefits expenses totaling 65 million pesos. In addition, an increase is recorded in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues is 15.5%, increasing 0.7 percentage points over 2011;

•

other operating expenses: amount to 2,387 million pesos, increasing 25.4% (1,903 million pesos in 2011). Such expenses consist of the following:

(millions of Argentine pesos)	2012	2011	Change

Write-downs and expenses in connection with credit management	275	169	106
Telecommunications operating fees and charges	424	348	76
Indirect duties and taxes	1,592	1,286	306
Sundry expenses	96	100	(4)
Total	2,387	1,903	484

EBIT

EBIT for 2012 comes to 1,253 million pesos compared to 2,925 million pesos recorded in the previous year. The decrease (1,672 million pesos) is essentially due to the restructuring expenses described above, as well as the complete impairment of the goodwill , recognized at the time control was acquired by the Telecom Italia Group (979 million pesos), the partial impairment of the Customer relationships (501 million pesos) and the increase in amortization charges for Customer relationships resulting from the updating of their useful lives (383 million pesos).

In the absence of such impairment losses and restructuring expenses, EBIT for 2012 would have been 2,823 million pesos, down 102 million pesos compared to 2011, with an EBIT margin of 12.7% (-3.1 percentage points compared to the previous year).

Media

On May 9, 2012, the Board of Directors of Telecom Italia Media took note of the decision of the Board of Directors of Telecom Italia S.p.A. to initiate the process of disposal of the Media segment. As a result, in May 2012 a company restructuring transaction was initiated that led to the creation of La7 S.r.l., a wholly owned subsidiary of Telecom Italia Media S.p.A., to which - with effect from September 1, 2012 - the television assets were transferred through the assignment of a business area by Telecom Italia Media S.p.A.

(millions of euros)	2012	2011	Change
			amount	%	% organic

Revenues	222	238	(16)	(6.7)	(6.7)
EBITDA	(45)	27	(72)	n.s.	n.s.
EBITDA margin	(20.3)	11.3
EBIT	(263)	(88)	(175)	n.s.	n.s.
EBIT margin	n.s.	(37.0)
Headcount at year-end (number)	735	765	(30)	(3.9)

	2012	2011

La7 audience share Free to Air (average during the period, in %)	3.5	3.8
Gross advertising revenues (millions of euros)	225	242
At December 31, 2012, the three Digital Multiplexes of Telecom Italia Media Broadcasting cover 94.9% of the Italian population.

Revenues

Revenues amount to 222 million euros in 2012, decreasing 16 million euros compared to 238 million euros  in 2011. In greater detail:

•

Revenues for La72 in 2012, before intragroup eliminations, amount to 123 million euros, down 16 million euros on the previous year. This result reflects the reduction in net advertising revenues, which in 2012 declined by 3 million euros, -2.7% on 2011, which was nevertheless sharply counter to the market trend (Nielsen estimates a decrease of 15.3% in the television market for the period January-November 2012); this decline was exacerbated by the loss of revenues from the Competence Center, which ceased operations in September 2011, and had previously generated revenues for 13 million euros.

In 2012, La7 had an average daily audience share of 3.5% and the La7d channel reported net advertising revenues of 8 million euros, up 2 million euros (+27.7%).

•

MTV Group revenues come to 55 million euros, before intragroup eliminations, decreasing 19 million euros compared to 2011 (74 million euros). This reduction is mainly due to lower net advertising revenues (40 million euros in 2012 compared to 50 million euros in 2011) and the decrease in Playmaker activities to third parties by 7 million euros.

•

Revenues from Network Operator activities (TIMB), before intragroup eliminations, total 75 million euros, compared to 55 million euros in the previous year, increasing by 20 million euros. The positive change is due both to the evolution of existing contracts and to new channels put under contract at the end of 2011 for digital terrestrial TV on Multiplexes, which led to the full use of the available digital band since February 2012.

EBITDA

EBITDA in 2012 is a negative 45 million euros, down 72 million euros compared to 2011, which, included compensation of 21 million euros for the early termination of the Competence Center contract with Telecom Italia S.p.A.; in organic terms, the reduction comes to 51 million euros. In particular:

•

EBITDA of La7 is -66 million euros, with a negative change of 71 million euros compared to 2011 (5 million euros including the above-mentioned compensation); on a comparable basis the reduction is 50 million euros. This result largely reflects both the contraction in revenues mentioned above and higher operating costs mostly connected with programming costs of La7 (30 million euros) and La7d (4 million euros) channels. The result was also adversely affected by the absence of profits from the Competence Center business (13 million euros of revenues in 2011) which ceased operations in September 2011;

•

EBITDA for the MTV group amounts to -11 million euros, decreasing by 17 million euros compared to 2011 primarily due to the decrease in revenues described above, and as a result of the profound editorial transformation of the main channel which during the year went from being a purely musical channel to a more entertainment oriented channel targeted to a young/adult audience;

•

EBITDA relating to Network Operator activities is 43 million euros, improving 20 million euros over 2011; this result was influenced by the above-mentioned increase in sales while operating costs were substantially in line with the previous year.

EBIT

EBIT is a negative 263 million euros, compared to -88 million for 2011, representing a worsening of 175 million euros. Specifically, 2012 includes a total impairment loss of Non-Current Assets and Goodwill of 157 million euros, established following the impairment test process and also taking account of the prospective sale of the investee La7 S.r.l.. In detail, the impairment loss relating to solely Goodwill is 105 million euros (57 million euros of impairment loss in 2011). Excluding the previously mentioned income of 21 million euros from the results for 2011 and the aforementioned impairment loss on goodwill and other, minor, non organic items from the results for 2012, the organic reduction in EBIT amounts to 56 million euros.

Sale of La7 S.r.l.

On March 4, 2013, the Board of Directors of Telecom Italia Media S.p.A., a subsidiary of Telecom Italia S.p.A., voted to grant a mandate to finalize the agreement for the sale of the entire investment in La7 S.r.l. to Cairo Communication S.p.A., excluding the 51% of MTV Italia S.r.l. On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l..

Under the agreements reached, Telecom Italia Media S.p.A. will receive a sale consideration of 1 million euros. La7 S.r.l. will be recapitalized for a sufficient amount to ensure a positive net financial position, at the transfer date, of no less than 88 million euros. This recapitalization will also contribute to reaching the agreed level of equity of 138 million euros at the transfer date.

As a result of the transaction, Telecom Italia S.p.A. has waived intragroup financial receivables, due from Telecom Italia Media S.p.A., for a total amount of 100 million euros.

According to the agreements, a long-term transmission capacity supply contract will also be entered into between La7 S.r.l. and Telecom Italia Media Broadcasting S.r.l..

This sale allows the Telecom Italia Group to terminate its financial support of La7 S.r.l. while keeping the network operator Telecom Italia Media Broadcasting S.r.l. within its scope of operations.

The finalization of the sale is subject to the authorizations required under the applicable regulations.

Olivetti

On January 1, 2012, the contact center activities and resources of Advalso S.p.A. were sold to Telecontact Center S.p.A. (a subsidiary of Telecom Italia – Domestic Business Unit), as part of a project to bring all Telecom Italia Group call center operations under centralized management.

In addition, on June 13, 2012 the shareholders of the subsidiary Olivetti i-Jet S.p.A. voted to place the company in liquidation.

(millions of euros)	2012	2011	Change
			amount	%	% organic

Revenues	280	343	(63)	(18.4)	(13.3)
EBITDA	(57)	(36)	(21)	(58.3)	27.8
EBITDA margin	(20.4)	(10.5)
EBIT	(65)	(43)	(22)	(51.2)	27.9
EBIT margin	(23.2)	(12.5)
Headcount at year-end (number)	778	1,075	(297)	(27.6)

Revenues

Revenues for 2012 amount to 280 million euros, down 63 million euros compared to 2011. Organic revenues, calculated on a comparable scope of consolidation, to take account of the above-mentioned transfer to Telecontact Center S.p.A. (21 million euros in 2011), and net of a favorable exchange rate difference of 1 million euros, are down 43 million euros (-13.3%). If the revenues under the agreements with the Parent, Telecom Italia S.p.A., regulating brands and patents are also excluded, the reduction is 38 million euros (-11.8%).

The decrease in revenues is largely related to: lower sales of 21 million euros in the indirect channel in Italy (SME and professional offices), the channel most exposed to the current market crisis; lower sales of 10 million euros in the International and Latin America areas, due to the cancellation of product supply contracts with unsatisfactory margins; and lower product supply contracts with Telecom Italia of 4 million euros. The remaining decline in revenues was due to lower sales of industrial applications resulting from the winding up of Olivetti I-Jet S.p.A..

EBITDA

EBITDA is a negative 57 million euros, 21 million euros lower than 2011. The result is affected by provision charges for restructuring expenses and other winding up expenses totaling 31 million euros, as a result of the start of the liquidation of Olivetti I-Jet S.p.A, in accordance with the process of repositioning the business unit’s activities, in line with the shift towards a paperless world and mobile applications. Excluding these expenses, the organic change in EBITDA is a positive 10 million euros (+27.8%), thanks to both the improved percentage margin and the sizable reduction in operating costs (lower overheads and labor costs). These two factors more than offset the lower absolute margins resulting from the decline in sales.

EBIT

EBIT is a negative 65 million euros, a decrease of 22 million euros from 2011, when it stood at a negative 43 million euros. The result was affected, in addition to the charges and provisions mentioned above in relation to the EBITDA, by impairment losses on assets of 3 million euros related to the winding-up Olivetti I-Jet S.p.A.. Excluding these items, organic EBIT is up 12 million euros (+27.9%) to -31 million euros in 2012 from -43 million euros in 2011.

Main Commercial Developments of the Business Units of the Group

Domestic

Consumer Mobile

The 2012 sales campaign at TIM focused on the acquisition of new lines through Mobile Number Portability (MNP). A new MNP promotion was launched in the first quarter of the year, giving new customers the chance to select a rate plan of their choosing (“Raddoppio Ricariche”, with a two-year discount on the subscription to one or two options). In the fourth quarter, TIM launched the new range of TUTTO A SECONDI rate plans, designed to satisfy all customer needs, for both new and existing TIM customers.

For the high-value segment, in the first half of 2012 TIM launched the new entry-level Tutto Compreso 250 rate plan, along with new Internet+SMS options. The “Tutto Compreso” range was completely overhauled in the second half of the year, and TIM launched a number of special add-ons for the range, including “TIM Cloud” and the SEMPRE NUOVO deal (option of changing smartphone every 12 months). At Christmas, in response to the unlimited call minutes and SMS offers promoted by major competitors, TIM launched the Tutto Compreso Unlimited rate plan, offering unlimited call minutes and SMS messages, Internet traffic, roaming and VAS content such football, music, news and cloud services.

Campaign efforts continued to be targeted throughout the year at Young consumers, through the increase of TIM’s presence in key segments for the youth market (music, cinema and sport), diversified media campaigns, the launch of new services such as “TIM Cloud” (cloud space to store and share content with friends) and the expansion of the Tim Young offer range (Limited Edition, Summer Edition, TIM Young XL).

For the Ethnic segment, TIM stepped up its campaign at the beginning of the year with the launch of new TIM Card Etniche deals, offering even more competitive rate plans for the main ethnic groups living in Italy (Romanians, Albanians and Moroccans). In the second quarter, the TIM Community option was launched for online traffic, while in the third quarter, the “TIM International” add-on was introduced for all mass market profiles, offering discounted rates for calls to all countries of origin.

In an effort to boost market share in certain geographic segments, TIM introduced a new campaign approach involving targeted deals designed to meet the needs of local consumers (launched in Apulia, followed by Veneto, Liguria and Sardinia).

The year 2012 was marked by the development of Ultra Internet services on 42 Mbps HSPA+ technology and on the new 4G-LTE network. Launched in November, the new Ultra Internet 4G–LTE service enables connection speeds up to ten times faster than the 14.4 Mbps HSPA network, and more than double the speed offered by 42 Mbps HSPA technology. 4G rate plans for Internet sticks and tablets were initially launched in four cities (Rome, Milan, Turin and Naples) and then extended to serve a total of 21 cities and 9 tourist spots by the end of 2012. The 4G–LTE rate plans are targeted at the premium segment and feature high data volumes, excellent service quality in terms of network performance and exclusive content and services.

The Small Screen segment (Internet via smartphone) took off in a major way in 2012, with sharp growth in users driven by the spread of smartphones – a segment that TIM continues to lead in terms of sales – and by the competitiveness and simplicity of the offer range (TIMxSmartphone).

The TIM range was enhanced over the year with brand new content for the Cubovision, Cubomusica and Cubolibri deals, available by subscription, by service card, in packs and bundled together with other rate plans. Media rights were also purchased from Lega Calcio to broadcast live league games, goal highlights and match highlights on smartphones/tablets, available for Android devices and iPhones as of January 2013.

In June 2012, TIM released its new website, optimized for tablet and smartphone viewing. The new website features a new graphics and page structure, enhancing the usability of the site’s contents.

Consumer Fixed-line

The 2012 sales campaign focused on winning back former customers and retaining existing ones. The campaign was spearheaded by the push on InternetSenzaLimiti and TuttoSenzaLimiti rate plans, enhanced by a loyalty promotion which waives the home line activation fee for new Telecom Italia customers that stay with the company for at least 24 months. In February, new, lower prices on international calls were added to bundled offers. In the second quarter, winbacks were targeted with the InternetSenzaLimiti plus Cubovision bundled offer, co-marketed with Samsung and LG Smart TVs. Convergent promotions were also introduced over the year, with “TIM Internet Start” launched in July and “Internet Ovunque” in October. In December bundled offers were pushed with a special promotion waiving the ADSL activation fee.

Another focus of the sales campaign was to raise the value of customers, in terms of number. Efforts were spearheaded by a drive on the Superinternet option, begun at the start of the year and designed to meet growing demand for higher broadband download and, especially, upload speeds, and to position Telecom Italia as a leading player in cutting-edge residential services. Alongside this, the new “Internet Play” option was introduced, which reduces connection latency (ping time) by up to 40 per cent, guaranteeing faster response times and enhanced performance for online multiplayer games.

On December 5, a new range of “Ultra Internet Fibra Ottica” plans was launched in three of the seven cities authorized, offering customers a broadband speed of 30 Mbps thanks to the next-generation Fiber-To-The-Cabinet (FTTCab) network. Based on FTTCab and VDSL technology, the deals guarantee a data transmission speed nearing the nominal speed.

Telecom Italia pushed ahead in 2012 with plans to simplify pricing structures for voice calls, introducing as of July 1:

•

a single national rate for local and national fixed-fixed calls, with no differentiation by time frame or distance of calls;

•

single fixed-mobile calling rate, with no distinction made between calls to different mobile operators, anytime of day.

With a view to improving service quality for customers, as of December, Telecom Italia bills have been made even simpler and easier to read, with a new graphic arrangement and clearer statement of cost items.

In 2012, a new Pay TV Cubovision deal was launched, offering over 25 thematic channels and hundreds of on-demand features at a competitive monthly subscription cost. Cubovision content can be accessed by computer, by a next-generation Samsung or LG Smart TV, or by an ordinary television set connected to a Cubovision decoder. The Cubovision deal is being promoted as an anycast subscription formula for viewing at home by computer or television, or viewing on the move via smartphone and tablet. In the second half of the year, new channels were launched, as well as a bundled offer of Cubovision and a Notebook computer.

To step up the push on the “Tutto Senza Limiti + Cubomusica” deal, a promotion was launched in December offering a six-month subscription free of charge with all new “Internet Senza Limiti” activations. Cubomusica features all the latest music by Italian and international artists across all musical genres, and a wide selection of playlists by well-known artists and DJs, broadcast as streaming media which users can access without restriction via their computers.

Business

The range of business offers was completely renewed over the course of the year. The convergent range was enhanced with two new innovative deals. Offerta Linea Valore+ is the first “fee free” fixed-line deal inclusive of all calls to fixed-line numbers and calls to TIM mobile numbers. The Mobile TIM SuMisura+ package includes unrestricted voice call and data traffic bundles, offering unlimited call time to fixed-line numbers. Customers can also choose between a smartphone or a package of added voice calling minutes or SMS messages. Also in the year, the Insieme rate plan was launched to reward customers who choose to activate a new fixed line – by installing a new line or transferring from another operator – together with at least one mobile line. The range of broadband deals was enhanced for the fixed-line network with the introduction of Super Internet, offering flat-rate ADSL access (20 Mbps download speed/1 Mbps upload speed) with guaranteed minimum bandwidth, a static IP address and WiFi router included. For the mobile network, the Naviga Tablet deal was launched, targeted at customers seeking an all-inclusive product + data package.

A new rate plan for mid-to-high value multi-access customers in the fixed-line segment was introduced during the year, called Azienda Valore. The flexible plan offers special deals on voice calls to fixed-line numbers and on traffic to mobile numbers operated by other mobile operators. Likewise, in the mobile segment, the Soluzione Clienti Azienda rate plan was introduced, which provides substantial benefits on intercom traffic and bundled profiles.

Towards the end of the year the “Mobile SoHo” rate plan range was enhanced with the launch of TIM Senza Problemi. The new deal is Italy’s first top-up plan for business customers to include unlimited national calls and SMS messages towards all operators and ultra-Internet connection, as well as a next-generation smartphone with “all risks” service and assistance, and a free new handset after 24 months.

The campaign to acquire new customers involved the coordinated launch of a series of special deals targeted at both fixed-line and mobile customers. In the fourth quarter, an important customer care initiative was launched for both new and legacy high-value customers with “SoHo” and “Small Enterprise” plans. The targeting of the new unlimited “Senza Problemi” rate plan at these customers combined with cross-selling and up-selling initiatives is designed to consolidated the relationship with these key customers, lengthening their life cycle and share of wallet with Telecom Italia.

The agreement signed with Microsoft Italia on April 4 is of special importance for the development of innovative business solutions. Its aim is to encourage digital development in Italian small and medium-size enterprises through the spread of computer solutions based on cloud computing. The agreement, giving the go-ahead to the new “Prospettiva Impresa” project, involves the creation of a joint sales channel within the ITIS (Information Technology Impresa Semplice) partner network, dedicated by Telecom Italia to small and medium-size enterprises. In September, an agreement was entered into with Unioncamere (Italian federation of chambers of commerce) to promote a digital innovation culture among Italian small and medium-size enterprises and to maximize the spread of infrastructure and broadband and ultrabroadband services throughout the country.

Top Clients & Public Sector

In 2012, the Top Clients & Public Sector division gave its internal organization an overhaul, restructuring its business on the basis of customer and market criteria. Customers were reclassified on the basis of their potential ICT expenditure, splitting the reference market into four new segments, TOP, STRATEGIC, LARGE and MEDIUM ENTERPRISE, each with its own Go-to-Market and Customer Care model. The range of ICT, mobile and fixed-line offers was enhanced with new solutions targeting each of the new customer segments, with innovative services introduced to complement the “Nuvola Italiana” range of cloud services. The aim of the initiative was to defend Telecom Italia’s market leadership of the segment and counter competitor initiatives.

In the ICT segment, as a Cloud Service Broker Telecom Italia has developed a new network of partners able to integrate their own solutions with “Nuvola Italiana” ICT services. The strategy involves the direct provision of infrastructure as a service (IaaS), with partnerships encouraged for the delivery of applications.

Also for the ICT segment, the new Nuvola IT Self Data Center cloud service was designed and launched for customers to create their own virtual data centers. The service gives customers flexibility in building their own IT architectures and solutions with the use of virtual machines. Nuvola IT Sinfonia is another cloud computing service for the ICT segment, designed specially for businesses which need to outsource the creation and management of their geographical WAN network as well as its future development. Medium Enterprises can also add local Nuvola ItDataspace or Nuvola ItIntoucHD cloud services to the package. A number of new security services were also launched during the year for the “Nuvola Italiana” range. Nuvola It Area Protection enables customers to make the most of Telecom Italia’s IP connectivity services, protect company networks from any potential external attacks and create secure VPNs with other company offices and remote users. Nuvola ItDDoS is designed to mitigate the impact of Distributed Denial of Service attacks targeted at saturating the customer’s online services. The network-based service permits malicious traffic to be stopped before its reaches the customer’s systems, while preserving Internet access. Finally, Nuvola It Mail Protection is a ready-to-use service implemented in data centers, designed to protect company mail servers from computer viruses and spam.

Cloud computing services launched in 2012 for the mobile segment included: Nuvola It Mobile Device Management, targeted at medium-high value customers. The service enables mobile handsets to be managed/configured remotely, thereby limiting or eliminating the need for the handset user to set up the phone; Nuvola ItOne company, dedicated to Top customers, offering a range of bundled minute and SMS rate plans; “TIM Company NET” is targeted at financial salespeople and agents, combining the potential of top-up plans with all-inclusive solutions. Finally, TIM Senza Problemi is the first corporate rate plan to bundle unlimited voice calls and SMS messages, data traffic, and roaming at a connection speed of up to 42.2 Mbps.

In the fixed-line segment, the Azienda Tutto Compreso range was enhanced with the new TrunkSIP package, an entry-level VoIP deal that is flexible in terms of both price and features. The package delivers phone and Internet access via a single connection to the customer’s traditional switchboard, with voice services provided through the broadband connection. The new Voce Base Senza Confini deal lets customers who occasionally travel abroad make calls at discounted roaming rates, without fixed monthly charges.

Brazil

TIM pressed ahead in 2012 with innovation plans, introducing technological developments and covering increasingly larger swathes of the country.

In an effort to reinforce its image in Brazil, in the fourth quarter of 2012 TIM launched the “Trem Azul” (blue train) campaign, in which the train symbolizes the company and its commitment to promoting telecommunications and Internet access by helping people aboard.

TIM’s commitment to full transparency was given concrete form in the release of a new website for all its stakeholders, outlining all the company’s customer service initiatives and developments in the network, with constant updates showing its geographical coverage. A detailed network plan and the commitments undertaken with the Brazilian Telecommunications Agency (Anatel) are also available on the website.

For the fifth consecutive year, the Sao Paulo Stock Exchange (Bovespa) has included TIM in its Corporate Sustainability Index (ISE), in recognition of the company’s ongoing commitment to sustainable development, environmental stewardship, corporate social responsibility and corporate governance.

For the Consumer segment, in November TIM launched the Infinity Day promotion, which transforms the “pay per call” concept into a “pay per day” deal (0.50 reais/day for local calls, plus an additional 0.50 reais/day for long-distance calls to TIM numbers). The same week it was launched, Anatel issued an injunction suspending the promotion; the injunction was finally lifted on January 13, 2013.

TIM also launched a new option for the “Liberty Controle” rate plan called “Liberty Controle Express”, reserved to customers who accept direct debit billing to their credit card. The option comes with all the regular features of the “Liberty Controle” deal, including unlimited on-net calls, both local and long-distance, using the code 41, and a credit limit for off-net calls.

In December, TIM reached the milestone of 70 million customers. To celebrate, a prize was given to the seventy-millionth customer at a special event in Rio de Janeiro. The winner was given a free trip to Las Vegas for two people, plus a smartphone and one year’s free subscription to the “TIM Liberty+ 400” rate plan (unlimited on-net calls and 400 minutes/month of off-net calls).

As concerns phone offers, TIM continued its strategy of promoting the purchase and spread of smartphones. New handset models were included in the range in the fourth quarter of 2012, including the affordably priced Samsung Galaxy Pocket (starting from 349 reais) and the Motorola RAZR™ HD, the first smartphone developed specially for the 4G network, and assembled entirely in Brazil (premium range phone, priced at 1,699 reais).

In December, TIM organized a whole series of events for the launch of the new iPhone 5, with lotteries and special discounts for customers registered on the website. The events were a regular “sellout” at all the nine stores hosting them. The new iPhone 5 16 GB has been included in the range at a starting price of 249 reais/month, of which 200 reais is the monthly installment on the device (for 12 months) and 49 reais/month is for the Liberty+ 50 plan.

At the 2012 Futurecom trade show, TIM announced a new partnership with Telebrás to expand the National Broadband Program (PNBL). Under the agreement, infrastructure will be shared for the creation of a high-speed broadband network in the North and Northeast regions of Brazil.

In the home broadband segment, TIM is stepping up the roll-out of the Live TIM service, now available also in Duque de Caxias - Rio de Janeiro. Live TIM earned TIM the prestigious “Entrepreneurial Company of the Year” award for the Latin American telecommunications sector, an award sponsored by the consultancy Frost & Sullivan.

In the fourth quarter of 2012, TIM opened additional new proprietary stores, raising the number to a total of 131. The aim of the store drive is to increase the postpaid customer base. The company also launched a new training program for the sales force, focused on providing a quality, interactive and innovative service.

On the corporate social responsibility front, TIM sponsored urban works and a series of workshops with international artists in the Paraisópolis community, located south of Sao Paulo.

Argentina

Fixed-line telephony and broadband services

In the fixed-line segment, residential voice revenues showed moderate growth in 2012, driven primarily by the rise in sales of monthly rate plans and supplementary services.  The focus was placed on satisfying demand for access services while stemming the fall in MOU (minutes of use), due to the substitution effect of growing mobile traffic, and increasing average revenue billed per user (ARBU).

In the VAS Voice segment, efforts continued to be focused in 2012 on satisfying customer demand and increasing ARBU on access lines by pushing packages and maintenance services.

The range of Aladino handsets was expanded in 2012 with the introduction of the new Aladino 420 and new premium-range fax machines.

The strength of the Arnet brand lies in the effectiveness of communication campaigns and its differentiated range of rate plans, priced competitively for different segments and offering varying connection speeds. In 2012, thanks to a smart pricing strategy, average revenue per user (ARPU) increased.

Mobile telephony services

Mobile Number Portability was introduced in Argentina in March 2012. As a result, sales campaigns during the year for products and services were focused specifically on customer retention.

Personal continued to develop the Personal Black platform targeted at high-value customers. New rate plans were added to the range, offering the chance to use unused call minutes the following month and launching new innovative handsets.  Personal also continued the strategy of offering top-up benefits and exclusive perks for Club Personal members.  In addition, the “Grupo Familiar” option was launched for mobile lines belonging to a single family household, enabling family members to call and send each other SMS messages for free.  Finally, Personal kept up its winning “unlimited Internet for the day deal”, which has made Personal a leader in the segment.

The 2012 sales campaign for Núcleo focused on voice, SMS and data packages for the prepaid segment, and flexible rate plans for the postpaid segment. Núcleo also pushed a number of customer retention initiatives for high-value customers, mainly involving campaigns to replace handsets. In the fourth quarter of 2012, following the introduction of Mobile Number Portability in Paraguay as of November 30, Núcleo focused its efforts on informing the market of the benefits of portability.

Olivetti

At the SMAU 2012 exhibition, Olivetti announced it would be integrating HI Credits, the remote mobile phone payment solution developed by Reply, into Nettuna@ 3000, Olivetti’s integrated cash register, designed to meet the needs of retail stores and eateries. The new system will enable users to make totally secure payments from their own smartphones.

In the fourth quarter of 2012, Olivetti was awarded the first tenders assigned by the Sardinia Region for the supply of approximately 10,000 Interactive Multimedia Board (IMB) kits to the region’s primary and secondary schools.

In the banking sector, graphometric signature projects were completed for the Iside and Phoenix platforms, and a contract was won with Carige for the supply of this technology. Again in the banking and insurance sector, a contract was won with Banca Generali for a mobile paperless banking project.

In the utilities and services sector, the customer base adopting Olivetti signature pads for acquiring graphometric signatures from customers on energy contracts was broadened to include, among others, GDF–Suez Optima. In addition, Olivetti’s mobile process automation solutions were adopted during the year by the Italian Interior Ministry and the Emilia Romagna region’s 118 emergency service.

Internationally, Olivetti installed approximately 15,000 branch systems for the China Construction Bank, as part of a bigger tender won by Olivetti in China in 2012 for the supply of around 30,000 systems. Finally, in Portugal, the Caixa General de Depositos, the country’s biggest bank, chose Olivetti for a pilot paperless banking project involving graphometric signature pads in branches.

Principal changes in the regulatory framework

Domestic

Wholesale fixed markets

Wholesale access services

With Decision 578/10/CONS of November 11, 2010, AGCom set the new rates for wholesale access services to Telecom Italia’s fixed network (unbundling, bitstream and Wholesale Line Rental) and the calculation of the Weighted Average Cost of Capital (WACC), both applicable for the period May 1, 2010 to December 31, 2012. The WACC applicable to Telecom Italia’s wholesale access services was set at 9.36%.

In particular, for the unbundling charge (Local Loop Unbundling — LLU), AGCom set the following amounts: 8.70 euros per month as of May 1, 2010; 9.02 euros per month as of January 1, 2011; and 9.28 euros per month as of January 1, 2012.

As concerns Wholesale Line Rental (WLR), offered only from Telecom Italia telephone exchanges which are not open to unbundled services (LLU), AGCom’s outgoing board adopted Decision 59/12/CIR approving the 2012 Reference Offer with the exception of the WLR rate. Instead, by Decision 284/12/CONS, a public consultation was called over a new WLR rate of 11.90 euros per month applicable as of June 1, 2012, to replace the rate of 12.88 euros per month set by Decision 578/10/CONS for all of 2012. The consultation procedure was closed by AGCom in December 2012 by Decision 643/12/CONS, which set the monthly WLR rate at 11.70 euros per month for the period June 1 to December 31, 2012. Telecom Italia has challenged Decisions 59/12/CIR and 284/12/CONS with the Administrative Court (TAR) of Lazio, and is looking into grounds for challenging Decision 643/12/CONS. Telecom Italia holds that the decisions are illegitimate as they impose a change in the WLR rate for 2012 that was not determined on the basis of a market analysis procedure; under European and national legislation, obligations on undertakings may only be amended on the basis of a market analysis (article 45 of the Electronic Communications Code, as per article 16 of the Framework Directive).

On September 4, 2012, AGCom approved Decision 390/12/CONS initiating a third round of analyses of the wholesale and retail fixed access markets. The analyses are expected to set new network caps for wholesale access services to the copper network for the period 2013–2015. The AGCom decision cites article 47(2-quater) of Law No. 35 of April 4, 2012, by which two specific statutory obligations were imposed on Telecom Italia, namely the unbundling of costs for accessory maintenance services in the supply of LLU lines, and the sourcing of those services from both internal and external providers. The statutory obligations are clearly in breach of European legislation, under which obligations on undertakings with Significant Market Power (SMP) can only be introduced by AGCom. As a result, on July 14, 2012, the European Commission brought an infringement proceeding against the Italian government, in which the Commission specified that the Italian article 47 (2-quater) breaches the provisions of directives in the sector (specifically, Directive 2009/140/EC) concerning the exclusive powers and independence of the regulatory authority and the imposition of statutory obligations outside the procedures set forth by European directives.

Finally, on December 20, 2012, AGCom called two public consultations, one concerning WLR service rates for 2013 (Decision 141/12/CIR), and the other concerning bitstream service rates for 2013 (Decision 642/12/CONS). By doing so, AGCom anticipated the findings of the third round of analyses of wholesale and retail fixed access markets, initiated by Decision 390/12/CONS. Specifically, for the monthly WLR rate, AGCom has proposed maintaining the 2012 rate, on the basis of reductions in some service components, such as, for example, the activation charge. For bitstream services, AGCom has proposed reducing the naked access charge of 11.71 euros per month to 10.17 euros per month, and the shared access charge of 7.79 euros per month to 7.33 euros per month.

Wholesale origination, termination and call transit

On April 28, 2011, AGCom approved Decision 229/11/CONS requiring that, as of January 1, 2012, the price of TDM termination services on the fixed networks of Telecom Italia and other licensed operators should be set on a symmetric basis, at a rate equal to Telecom Italia’s charge at the local Urban Group Stage (SGU) telephone exchange. Decision 229/11/CONS also established that, as of 2013, a single symmetric rate will only apply to IP termination for Telecom Italia and other fixed-line operators. As specifically concerns TDM termination services, on September 4, 2012 AGCom adopted Decision 92/12/CIR approving the Telecom Italia 2012 Reference offer and setting a price of 0.272 euro cents per minute for local SGU level termination; the price set was 10 per cent lower than the 2011 price. In that same decision, AGCom approved the 2012 price for district SGT level termination for Telecom Italia, reducing it to 0.361 euro cents per minute (versus 0.57 euro cents per minute in 2011). Telecom Italia call origination prices are now the same as its termination service prices.

On September 26, 2012, AGCom adopted Decision 421/12/CONS calling a public consultation procedure on the 2012 TDM termination rate for the fixed networks of other licensed operators, set on a symmetrical basis at 0.272 euro cents per minute, equal to the price charged by Telecom Italia at the local SGU level. The proposal is currently being examined by the European Commission.

As concerns fixed network IP interconnection services, on December 20, 2012 AGCom submitted a proposal to the European Commission on a framework for setting IP service prices for 2013–2015 on termination services (imposed on Telecom Italia as well as other licensed operators) and origination services. For the first time, at the request of Telecom Italia, origination prices will be set at a markedly higher rate than termination prices (in 2012 they were set at equivalent rates).

(eurocents/minute)	2012	2013	2014	2015

IP termination	0.272	0.206	0.127	0.043
IP origination	0.272	0.245	0.198	0.140

Finally, AGCom adopted Decision 12/13/CONS initiating procedures to restore, for the year 2013, price setting for TDM interconnection services. The segment had been deregulated under Decision 229/11/CONS, however technical problems have significantly delayed migration towards IP interconnection.

New Generation Networks

To complete the regulatory framework for access to next generation networks set forth in its Decision 1/12/CONS of January 18, 2012, in February 2012 AGCom initiated three procedures concerning: 1) the cost model for the determination of prices for wholesale services received and supplied and definition of the areas of competition for the geographic differentiation of bitstream service selling prices; 2) evaluation of the imposition on all operators of obligations for symmetrical access to vertical fiber cabling and to the sections leading to the buildings; 3) evaluation of possible amendments to the regulation of the copper wire sub loop unbundling service in the light of the possible introduction of vectoring technology on FTTCab-VDSL accesses. On March 19, 2012, in compliance with the provisions of Decision 1/12/CONS, Telecom Italia released its Reference Offer for the year 2012 for wholesale NGAN access services (local installation infrastructures, ducts along the access network, primary and secondary fiber optics, terminating segments in fiber optics, end-to-end access services and bitstream FTTCab and FTTH services). AGCom called three corresponding public consultations on the NGAN Reference Offer, by Decision 95/12/CIR for FTTC and FTTH bitstream services, Decision 105/12/CIR for NGAN infrastructure services (local installation infrastructures, ducts along the access network, primary and secondary fiber optics, terminating segments in fiber optics), and Decision 114/12/CIR for NGAN end-to-end access services. All three consultations have been closed, however final decisions on access prices have yet to be released.

Pending completion of the regulatory framework for next generation access services, on November 2, 2012, AGCom approved the Telecom Italia retail offer prepared in compliance with Decision 61/11/CONS. The decision thus authorizes Telecom Italia to sell NGAN retail services, as of December 5, 2012, to a maximum of 40,000 customers, only in cities where other licensed operators already offer NGAN retail services or operate their own infrastructures (Rome, Milan, Turin, Genoa, Bologna, Naples and Bari).

Retail fixed markets

Local, national and fixed-to-mobile calls and telephone line rental

As of January 1, 2013, Telecom Italia introduced a new simplified pricing schedule for its General Offer to Business customers. Specifically, the rate maneuver adopted can be described as follows:

•

Introduction of a single calling rate for all national voice calls (local and long distance);

•

Lower rates for fixed-to-mobile calls;

•

Change in the call set-up charge.

Business General Offer — Prices in euro cents (VAT excluded)
National and fixed-to-mobile calls	Prices applied until December 31, 2012		Prices as of January 1, 2013
	Set-up charge	Per minute charge	Set-up charge	Per minute charge
Local		1.00		0.00
Long-distance	10.00	7.00	20.00
Fixed-to-mobile		8.00		3.00

Calls are charged by the second.

Beginning April 1, 2013, Telecom Italia will introduce further price simplifications on its General Offer for Consumers. Specifically, the rate maneuver adopted can be described as follows:

•

Introduction of a single calling rate for all national voice calls (local and long distance) and fixed-to-mobile traffic;

•

Change in the call set-up charge;

•

Introduction of a 50 per cent discount on national voice calls lasting more than three hours (calls charged in advance by the minute);

•

Inflation-indexing of the basic telephone line rental charge, raising the amount from 16.64 euros per month, VAT included, to 17.40 euros per month, VAT included.

Consumer General Offer — Prices in euro cents (21% VAT included)
National and fixed-to-mobile calls	Prices applied until March 31, 2013		Prices as of April 1, 2013
	Set-up charge	Per minute charge	Set-up charge	Per minute charge
National calls (local and long distance)	7.94	1.90	5.00	5.00
Fixed-to-mobile		9.90

Calls charged in advance by 60 seconds.

Also as of April 1, 2013, Telecom Italia will be introducing a single cancellation fee on contracts terminated both before and after 12 months. The fee will be applicable to all Consumer and Business customers, where a contract is terminated for reasons not attributable to Telecom Italia. The single cancellation fee of 34.90 euros, including VAT, is lower than both the current fee of 48.40 euros, including VAT, for the cancellation of either the phone or ADSL line, and the fee of 60.50 euros, including VAT, for the cancellation of both lines.

Wholesale mobile markets

Termination on the mobile network

In compliance with Lazio Administrative Court (TAR) ruling 8381 of October 10, 2012 and rulings 10263 and 10265 of December 7, 2012, which annulled AGCom Decision 621/11/CONS with regard to the price asymmetry approved for the operator H3G until June 30, 2013, on January 10, 2013 AGCom adopted Decision 11/13/CONS justifying the grounds for such price asymmetry and reinstating it until June 30, 2013. Telecom Italia is currently assessing whether to challenge Decision 11/13/CONS.

SMS termination rates

On September 13, 2012, AGCom approved Decision 420/12/CONS calling a public consultation on the findings of a market analysis on SMS termination, a segment that is not designated a relevant market by the European Commission. At present, SMS termination prices are not regulated and mobile network operators set their own prices on a commercial basis, applying the principle of “reciprocity” (or symmetry). In the draft provisions put to public consultation, AGCom concludes that the SMS termination market does not require ex ante regulation, as it is effectively competitive. The proposal is currently being examined by the European Commission.

International roaming

On May 30, 2012, the European Commission approved the new “Roaming III” regulation that came into effect on July 1, 2012.

The Regulation is founded on the application of measures in three principal areas:

(a)

enforcement of the obligation for transparency and of the cap mechanism (wholesale until 2022 and retail until 2017) with a broadening of the body of services affected (retail data), according to the following glide path:

	Roaming II	Roaming III
(euros)	July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014

Wholesale Voice	0.18	0.14	0.10	0.05
Retail outgoing Voice	0.35	0.29	0.24	0.19
Retail incoming Voice	0.11	0.08	0.07	0.05
Wholesale SMS	0.04	0.03	0.02	0.02
Retail SMS	0.11	0.09	0.08	0.06
Wholesale Data	0.50 /Mb	0.25 /Mb	0.15 /Mb	0.05 /Mb
Retail Data		0.70 /Mb	0.45 /Mb	0.20 /Mb

(b)

the obligation, for mobile network operators, to provide access to wholesale roaming services at regulated prices;

(c)

the introduction, as of 2014, of a new “structural” measure under which customers have the possibility of purchasing roaming services from a supplier other than their supplier of national services; the technical mode of implementation of this structural measure will be defined in a later act which the Commission will publish, also on the basis of a technical analysis by the BEREC, not later than January 1, 2013.

Brazil

Suspension of the sale of new SIM cards in some areas of Brazil

On July 18, 2012, Anatel, the Brazilian telecommunications regulator, after adopting a new method for measuring quality, issued a ruling which, among other things, ordered Tim Celular (a subsidiary of the Tim Brasil group) to suspend the sale of new SIM cards in 18 Brazilian states and in the Federal District of Brasilia starting from July 23, 2012. The petition to suspend the measure filed by Tim Celular was denied and on July 24, 2012 Tim Celular presented Anatel with a specific action plan for all the States outlining the individual steps that will be taken to guarantee better service and network quality.

On August 2, 2012, Anatel approved the action plan presented by Tim Celular, ordering an immediate lifting of the suspension of sales together with steps to constantly and continuously monitor the execution of the action plan.

Auction for the user rights to mobile telephony frequencies

In June 2012, Tim Celular made a bid for the acquisition of licenses to fourth-generation (4G) mobile telephony frequency bands.

On June 12 and 13, 2012, the Brazilian regulator, Anatel, announced the results of the auction, awarding Tim Celular licenses to one national 10+10MHz band and six regional 10+10MHz bands, as well as a 7+7MHz band in the 450MHz range in four states. The total value of the investment is 382 million reais and allows the Tim Brasil group to use the new frequencies for 15 years (renewable for another 15 years).

On October 16, 2012, Tim Celular signed the implementing agreement for the use of radio frequencies in the 2.5GHz range and the provision of SMP and SCM services, together with the other mobile telephone operators which in June were awarded 4G licenses. At the same time, Tim Celular paid a deposit of 36.5 million reais on the licenses, with the remainder due by June 5, 2013.

Argentina

Auction for the user rights to mobile telephony frequencies

With regard to the public auction called by the Secretaría de Comunicaciones (SC) to reassign frequency bands in the 850MHz – 1900MHz range returned by Telefónica Móviles de Argentina S.A., on September 5, 2012, SC notified Telecom Personal of its Resolution SC 71/2012 canceling, as contemplated in the auction regulations, the auction called by Resolution SC 57/2011, for reasons of expediency, merit and convenience of the State. In addition, the Secretaría de Comunicaciones was instructed by the relevant minister to identify the technical and legal mechanisms and instruments required to assign the frequencies formerly to be auctioned to the state-owned Empresa Argentina de Soluciones Satelitales S.A. (ARSAT), and to prepare a business plan for the use of the frequencies in question, either directly or through third parties.

In December 2012:

•

Decree 2426/12 licensed the frequencies formerly to be auctioned to ARSAT;

•

the federal government, by Decree 2427/12, declared the development, implementation and operation of a Federal Wireless Network to be a matter of public interest, and authorized the Ministry of Federal Planning, Public Investments and Services, which controls ARSAT, to take all the necessary steps to implement just such a network;

•

ARSAT was licensed to operate without restriction as a provider of telecommunications services of all kinds.

Telecom Personal management is presently assessing the various implications of Resolution 71/2012 and Decree 2426/2012 for the company. It is also working on identifying the steps it will need to take to be able to continue providing a mobile telephony service of the highest quality.

Media

Digital frequencies

In 2009, AGCom adopted Decision 181/09/CONS, enacted in article 45 of Law 88/2009, setting forth criteria for the full digital switchover of terrestrial television networks. On the basis of the measure, the Ministry for Economic Development allocated temporary licenses to the digital frequencies. The measure was necessary due to infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed.

In an effort to overcome the European Commission’s findings, in 2010 AGCom adopted Decision 497/10/CONS providing for the allocation of licenses to additional “digital dividend” frequencies free of charge, in what came to be known as the “beauty contest.” With its publication in Italy’s Official Gazette on April 28, 2012, Law 44/12 repealed and annulled the beauty contest, replacing it with a competitive bid auction according to new criteria to be set forth by AGCom.

TIMB, Telecom Italia Media Group’s digital terrestrial broadcaster, holds licenses to four national networks, two of which are analog (channels LA7 and MTV) and two are digital (MBONE and TIMB1) and as such its interests were damaged in 2009 when it was awarded only three DVB-T digital frequencies (UHF CH 47, UHF CH 48 and UHF CH 60).

Accordingly, in 2009 the Group challenged the ministerial decision awarding the digital frequencies before the Administrative Court (TAR) of Lazio (general docket 9621/09), calling on the court, as it main application, to:

•

annul the ministerial decision assigning only three frequencies, which were also of lower quality compared to those awarded to RAI and Mediaset, and establish TIMB’s entitlement to the awarding of four frequencies;

in the alternative:

•

award compensation for damages deriving from the failure to award a fourth network (calculated on the market value of a multiplex, equal to at least 240,000,000 euros) and from the delay in its awarding (1,740,000 euros per Mbps per year).

As part of the same case, the Group also challenged the allocation of UHF CH 60, given that it cannot guarantee the same transmission quality as the other frequencies awarded to other national broadcasters due to interference suffered by the channel from LTE-800 mobile services (former UHF television channels 61–69) and due to the lack of international coordination with Malta, limiting the channel’s use in Sicily.

The hearing for petition 9621/09 has been set for May 8, 2013.

In 2012, TIMB filed an appeal (general docket 4746/12) against the measure to release the three guarantees which had been signed in order to take part in the beauty contest. This measure, in fact, accepts the legal annulment of the beauty contest which had taken place and its replacement with an auction. As a precautionary measure, TIMB asked for:

•

suspension of the effectiveness of the measure, by, if necessary, referral to the Constitutional Court or referral to the EU Court of Justice, with the consequent obligation to conclude the beauty contest procedure;

•

compensation for damages for:

–

costs to prepare the three applications (357,890.23 euros); cost of employees reassigned from other tasks (135,100.00 euros); investments not used because of the introduction of DVB-T2 technology (3,937,600.00 euros); investments, the value of which cannot be quantified, in HD programming on La7 and La7D;

–

expectations with regard to the Business Plan which forecast EBIT for a total of 105,201,000.00 euros in ten years with binding contracts for Lot C (in which TIMB was the sole party admitted) and 171,186,000.00 euros in ten years, of which 67,258,000.00 euros with binding contracts for one of the two B Lots (from which RAI was supposed to have been excluded since it did not fulfill the requisites established by the tender procedure and the Regulation).

In chambers on July 11, 2012, the TAR of Lazio deferred the hearing on the merits of the case, which will be set once AGCom sets forth new auction criteria.

At the end of 2012, AGCom called a public consultation on the new auction rules for awarding digital dividend frequencies.

The new rules put to auction twenty-year licenses to three lots of frequencies below 700MHz (L Lots) and licenses expiring on December 31, 2017 to three lots of frequencies above 700MHz (U Lots). The starting price of the auction was not set.

TIMB has been excluded from bidding for the L Lots, due to its being recognized once again on a par with RAI and Mediaset. The restriction makes TIMB the only existing broadcaster that cannot hold twenty-year licenses to four DVB-T networks.

Through the consultation process, TIMB has requested: (i) that a market analysis be conducted to identify the effective power of each broadcaster in the sector; (ii) that suitable corrective measures be introduced to safeguard competition; (iii) that the structural nature of the five-multiplex cap be specified; (iv) that the illegitimate allocation of frequencies, that is of the DVB-H frequencies not utilized, be canceled; (v) that dominant broadcasters be excluded from bidding and that UHF CH 60 be substituted immediately by UHF CH 55 in the U Lots.

The new auction rules could be finalized by the early months of 2013, once the formal opinion of the European Commission is received.

Law 44/12 also requires AGCom to set administrative license fees for the use of television frequencies by broadcasters. The new fee system for broadcasters using digital terrestrial technology will be applied from the date of January 1, 2013 and must not involve higher expenses for the State. Up until the end of 2012, the license fee will continue to be applied on activities that were carried out under licenses granted to the former analog television broadcasters.

The law provides other measures to favor the introduction of DVB-T2 technology in television equipment and in decoders. In particular, from January 1, 2015, equipment receiving television services sold by manufacturers to retail distributors must integrate a digital tuner to receive programs using DVB-T2 technology with MPEG-4 coding or subsequent evolutions.

LCN Channel numbering

Four rulings –  4658/12, 4659/12, 4660/12 and 4661/12 – were published on August 31, 2012 which repeal and annul the Logical Channel Number (LCN) plan introduced by AGCom Decision 366/10/CONS, after challenges were brought by Telenorba, SKY and a number of local broadcasters. Rulings 4659/12 and 4660/12 were especially critical. The latter, in the case brought by Telenorba, ruled in favor of the local broadcaster, overturning the assignment of numbers 7–8–9 to LA7, MTV and Deejay, and finding that the channels MTV and Deejay did not qualify as general broadcasting, but were instead targeted at a young, musical audience.

On September 4, 2012, AGCom adopted measures, in accordance with the rulings, which extend the current LCN assignment until the adoption of a new numbering plan. Given the complexity of the requirements to be fulfilled, the new plan will be announced within 180 days of the start of public consultation.

The public consultation procedure was closed in mid-November 2012. A new study was then initiated by AGCom into the habits and inclinations of users. The findings of the study have yet to be released.

TIMedia holds that the new AGCom LCN plan:

•

Cannot bring into question the assignment of LCN 7 to LA7, understood as seventh place following the six generalist channels of RAI and Mediaset. Ruling 4660/12 does not provide any justification for annulling LCN 7.

•

Could reassign LCN 8 to MTV, as it is incorrect to consider the channel to be non-general music broadcasting, given that the “general” character of a broadcaster lies in the obligations and undertakings of the license holders to the former analog frequencies. The opinion survey on user habits and preferences has repeatedly confirmed that the majority of viewers prefer MTV on button 8 of their remote controls compared to all the other broadcasters.

LCN Dispute

The Council of State postponed to May 17, 2013 the hearing on the action initiated by Telenorba for implementation of the ruling that annulled the AGCom LCN Plan and the assignment of LCN 7-8-9 (Council of State Ruling 4660/12). The Council of State decided it was necessary to first hold the hearing on the action for revocation of said ruling, submitted by TIMedia, MTV and All Music (Espresso Group).

The hearing for revocation has been set for April 5, 2013, following the deadline for AGCom’s publication of the new LCN Plan (mid-April 2013).

Competition

Domestic

The market

The Italian TLC market continues to be highly competitive with significant use of the pricing as a lever, which has led to an ongoing impoverishment of the traditional service components, particularly voice service.

In this environment, the key element in the evolution of the market continues to be the increased penetration of broadband, particularly mobile, also facilitated by the greater spread of next-generation handsets.

The development of broadband has also led to an evolution towards increasing complexity in competitive scenario, with more interrelationships between players of different markets. This has opened the field to competition from non-traditional operators (in particular Over the Top companies - OTTs - and producers of electronic and consumer devices), as well as giving telecommunication operators the opportunity to develop new “network based” services (mainly in the IT and Media fields).

For the telecommunications operators, in addition to the core competition from the other traditional operators in the sector, the field has been invaded by OTTs and device producers who take advantage of their full understanding of the evolution of consumer trends, consumer electronics and software environments and who operate entirely in the digital world, basing their behavior on competition approaches that are completely different to those of TLC players.

Over time, therefore, the traditional players’ business models are changing to meet the challenges from the new entrants and to exploit new opportunities:

•

in Media, broadcasters, who are vertically integrated players, continue to dominate the scene, however, with the Web becoming increasingly important as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies and OTTS;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP significantly lower than the United States and other European countries), the decline in revenues is driving the various players towards the cloud computing “growth oasis” as a way of protecting market shares in their respective core businesses. Nevertheless, telecommunications operators are expected to strengthen in this sector, including through partnerships;

•

in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of the user experience, breaking the relationship between customers and TLC operators and competing with the media and OTTs, thanks to games consoles and set-top boxes, for the role of net enabler through the living room screen;

•

OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

With regard, on the other hand, to the positioning of the telecommunications operators in converging markets, there are a number of aspects at different levels of development:

•

initiatives involving innovative services in the IT market with the expansion of Cloud services from the business to the consumer world;

•

new wireless applications such as Machine-to-Machine and mobile payment;

•

significant presence as enablers of online digital content use on the living room screen using OTT TV multidevice solutions.

Competition in Fixed Telecommunications

The fixed-line telecommunications market is experiencing a rapid decline in voice revenues due to the reduction in prices and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to counter this phenomenon by concentrating mainly on the ability to innovate their offering by developing the penetration of ADSL and introducing bundled voice, broadband and services deals (double play), in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling - LLU). The main fixed operators are now also offering mobile services, also as Mobile Virtual Operators (MVOs).

In 2012, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) also thanks to the widespread diffusion of personal computers. For years, both for private consumers and small and medium businesses, mature traditional voice services have been replaced by value-added content and services based on the Internet protocol. This shift has been facilitated by the use of the Internet and changes in user preferences, by the spread of broadband, personal computers and other connected devices, and by the quality of the service.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia that have different business models focused on different segments of the market.

At the end of 2012, fixed accesses in Italy numbered approximately 21.4 million, slightly down from 2011. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at December 31, 2012 fixed broadband customers in Italy numbered about 13.6 million with a penetration rate on fixed accesses of about 63%.

The spread of broadband is driven not only by the penetration of personal computers, but also by the growing demand for speed and access to new IP based services (Voice over IP, Content, social networking services, online gaming, IP Centrex, etc.). In 2012, however, the slowdown in growth of the fixed-line broadband market continued, due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher added value and to the deterioration in the macroeconomic environment.

The decline continued in revenues from the data transmission segment, which suffered the effects of competition that has led to reduction in average prices.

Competition in Mobile Telecommunications

The mobile market, although saturated and mature in its traditional component of voice services, still continues to see growth in the number of mobile lines, driven by the increase in multiSIM/multidevice customers and in non-human lines (at December 31, 2012, mobile lines in Italy numbered about 97 million with growth of about 1% over 2011 and with a penetration rate of approximately 159% of the population).

Alongside the steady contraction in traditional service components, such as voice and messaging, which also reflect the increasing spread of “communication apps”, there has been significant growth in the mobile broadband market, which, in the last few years has been, and in the future will continue to be, the main opportunity for the strategic and commercial growth of the mobile telecom industry, also thanks to the launch Ultra Broadband LTE.

In 2012, the growth in mobile broadband customers continued, both large and small screen, with a high penetration rate on mobile lines as a result of the increasing spread of smartphones and tablets.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile Apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as mobile payment.

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators currently have a limited share of the market, but continue to enjoy significant growth compared to infrastructured operators.

Brazil

At the end of 2012, the Brazilian mobile market reached 261.8 million lines. This is 8.1% more than last year and a penetration of 132.7% of the population (123.9% in 2011). Net total increases for 2012 amounted to 19.5 million lines, 19.7 million less lines than for the prior year.

Argentina

The telecommunications market in Argentina and Paraguay continues to show strong demand for new services and higher access speed in a fiercely competitive environment in the different business segments.

Specifically, in the mobile segment in Argentina, Personal is one of three operators offering services at the national level and competes with Claro (America Móvil group) and Movistar (Telefónica group). Following the introduction of number portability in 2012 competition has intensified. The acquisition and retention of high-value customers will continue to be central to Personal’s strategy, which intends to lend support to mobile use through the launch of new products and services that not only enable retention of existing customers, but also put Personal in the position of being the preferred operator in the mobile sector in Argentina.

In Paraguay, Núcleo, despite operating in a market featuring strong competition, strengthened its market position. Its main competitor is Tigo (Millicom group).

In the broadband segment, the Argentina Business Unit operates through the Arnet brand and its competitors are mainly ADSL Speedy (Telefónica group), the operator Fibertel (Clarín group), which offers broadband access services using cable modems, and Telecentro, which offers triple play plans.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

•

Goodwill: down 4,492 million euros, from 36,902 million euros at the end of 2011 to 32,410 million euros at December 31, 2012, due to the impairment losses already mentioned above, totaling 4,289 million euros, of which 4,016 million euros for the Domestic - Core Domestic Business Unit, 168 million euros for the Argentina Business Unit and 105 million euros for the Media Business Unit, in addition to the exchange rate effect for the Brazilian and Argentine companies.

Specifically:

–

on October 31, 2011 the definitive allocation was made of the price paid for the acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ. As a result, the overall goodwill of 556 million euros recognized provisionally in the consolidated financial statements at December 31, 2011 was adjusted to 499 million euros to reflect the definitive fair value at the acquisition date of control;

–

 the process was completed for the definitive allocation of the price paid on July 27, 2011 for the acquisition of 4GH group, confirming the amount already assigned to goodwill of 16 million euros;

•

Other intangible assets: down 710 million euros, from 8,637 million euros at the end of 2011 to 7,927 million euros at December 31, 2012, representing the balance of the following items:

–

additions (+1,995 million euros);

–

amortization charge for the year (-2,212 million euros);

–

impairment losses (-127 million euros), substantially attributable to the Customer relationships of the Argentina Business Unit and the results of the impairment test of the Media Business Unit;

–

capitalization of borrowing costs relating to the acquisition of the user rights for the LTE mobile telephony frequencies (+52 million euros); the interest rate used is between 4.6% and 5.2%;

–

disposals, exchange differences, reclassifications and other movements (for a net balance of       - 418 million euros).

•

Tangible assets: down 514 million euros from 15,993 million euros at the end of 2011 to 15,479 million euros at December 31, 2012, representing the balance of the following:

–

additions (+3,201 million euros);

–

depreciation charge for the year (-3,128 million euros);

–

disposals, impairment losses, exchange differences, reclassifications and other movements (for a net balance of -587 million euros).

Consolidated equity

Consolidated equity amounts to 23,012 million euros (26,694 million euros at December 31, 2011), of which 19,378 million euros attributable to Owners of the Parent (22,790 million euros at December 31, 2011) and 3,634 million euros attributable to Non-controlling interests (3,904 million euros at December 31, 2011).

In greater detail, the changes in equity are the following:

(millions of euros)	12/31/2012	12/31/2011

At the beginning of the year	26,694	32,555
Total comprehensive income (loss) for the year	(2,649)	(4,606)
Dividends approved by:	(1,038)	(1,302)
Telecom Italia S.p.A.	(895)	(1,184)
Other Group companies	(143)	(118)
Issue of equity instruments	2	7
Effect of increase in economic interest in Argentina BU	-	(210)
Effect of capital transactions by companies in Brazil BU	-	240
Other changes	3	10
At the end of the year	23,012	26,694

Cash flows

The main transactions that had an impact on the change in adjusted net financial debt during 2012 are the following:

Change in adjusted net financial debt

(millions of euros)	2012	2011	Change

EBITDA	11,645	12,171	(526)
Capital expenditures on an accrual basis	(5,196)	(6,095)	899
Change in net operating working capital:	207	(100)	307
Changes in inventories	12	(36)	48
Change in trade receivables and net amounts due from customers on construction contracts	851	3	848
Change in trade payables (*)	(161)	(63)	(98)
Other changes in operating receivables/payables	(495)	(4)	(491)
Change in provisions for employees benefits	(221)	(175)	(46)
Change in operating provisions and Other changes	35	(34)	69
Net operating free cash flow	6,470	5,767	703
EBITDA Margin	21.9	19.3	2.6 pp

Sale of investments and other disposals flow	151	486	(335)
Share capital increases/reimbursements, incidental expenses	(2)	240	(242)
Financial investments flow	(10)	(925)	915
Dividend payment	(1,031)	(1,326)	295
Finance expenses, income taxes and other net non-operating requirements flow	(3,438)	(3,188)	(250)
Reduction/(Increase) in adjusted net financial debt	2,140	1,054	1,086

 (*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt during 2012 was particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	2012		2011		Change
		% of total		% of total

Domestic	3,072	59.1	4,185	68.7	(1,113)
Brazil	1,500	28.9	1,290	21.2	210
Argentina	557	10.7	556	9.1	1
Media, Olivetti and Other Operations	67	1.3	82	1.3	(15)
Adjustments and Eliminations	−	−	(18)	(0.3)	18
Total consolidated capital expenditures	5,196	100.0	6,095	100.0	(899)
% of Revenues	17.6		20.3		(2.7) pp

Capital expenditures total 5,196 million euros in 2012, a decrease of 899 million euros compared to 2011. In particular:

•

the Domestic Business Unit reported a fall of 1,113 million euros.

Excluding capital expenditures for 2011 relating to the purchase of user rights for LTE mobile telephony frequency bands (1,223 million euros) there is a 110 million euros increase attributable in particular to the development of next generation networks (LTE and fiber) in part offset by the lower requirement in relation to delivery of new systems owing to the slowdown in fixed-line business;

•

the Brazil Business Unit reported an increase of 210 million euros (including a negative exchange rate effect of 94 million euros), for the purchase of user rights for fourth generation (4G) mobile telephony frequency bands (145 million euros) as well as investments to improve the quality of the network infrastructure;

•

the Argentina Business Unit reported capital expenditures in line with the prior year (+1 million euros already including a negative exchange rate effect of 9 million euros). In addition to costs of customer acquisition, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed for customers, at traditional fixed-line access to meet demand and at backhauling to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Change in net operating working capital

In 2012 the change in net working capital resulted in the generation of operating cash flows of 207 million euros (in 2011 there was an overall requirement of 100 million euros).

In 2012 a number of disputes were settled with another operator which basically had a nil effect on the change in net operating working capital and on operating cash flows. This settlement led to a reduction in trade receivables of 350 million euros and trade payables of 432 million euros, and a net reduction in other net operating receivables/payables of 55 million euros.

Sale of investments and other disposals flow

Sale of investments and other disposals flow for the year 2012 totals 151 million euros and is principally attributable to:

–

85 million euros received, net of related incidental expenses and the net financial debt of the investee, from the sale on October 31, 2012 of the entire stake held in Matrix;

–

59 million euros from the collection of the installments on the sale of the investment in EtecSA Cuba, which took place at the end of January 2011.

In 2011 this amounted to 486 million euros and mainly consisted of:

–

411 million euros for the installments already received, net of related incidental expenses, on the above-mentioned sale of EtecSA Cuba.

–

53 million euros received, net of related incidental expenses and the net financial debt of the subsidiary, from the sale of the entire stake held in Loquendo on September 30, 2011.

Financial investments flow

In 2012 financial investments flow total 10 million euros and mainly relate to the payment of incidental expenses and other payables in connection with the acquisition of investments during the last part of the year. In 2011, the amount was 925 million euros, mainly relating to the increase in the stake held in the Sofora - Telecom Argentina group, the acquisition of control of the 4G Holding Group and the acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ.

Share capital increases/reimbursements, incidental expenses

In 2012 these amount to a negative 2 million euros and relate to incidental expenses connected to the capital increase in Tim Participações S.A. that took place in 2011; on October 31, 2011, the capital increase of Tim Participações S.A. was completed with a cash in for the Telecom Italia Group of 240 million euros, net of the related incidental expenses.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during 2012, of net finance expenses (1,831 million euros), and income taxes (1,522 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2012	12/31/2011	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,956	24,478	(522)
Amounts due to banks, other financial payables and liabilities	8,976	10,078	(1,102)
Finance lease liabilities	1,159	1,304	(145)
	34,091	35,860	(1,769)
Current financial liabilities (*)
Bonds	3,593	3,895	(302)
Amounts due to banks, other financial payables and liabilities	2,338	1,951	387
Finance lease liabilities	219	245	(26)
	6,150	6,091	59
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	40,241	41,951	(1,710)
Non-current financial assets
Securities other than investments	(22)	(12)	(10)
Financial receivables and other non-current financial assets	(2,474)	(2,937)	463
	(2,496)	(2,949)	453
Current financial assets
Securities other than investments	(754)	(1,007)	253
Financial receivables and other current financial assets	(502)	(462)	(40)
Cash and cash equivalents	(7,436)	(6,714)	(722)
	(8,692)	(8,183)	(509)
Financial assets included in Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(11,188)	(11,132)	(56)
Net financial debt carrying amount	29,053	30,819	(1,766)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(779)	(405)	(374)
Adjusted net financial debt	28,274	30,414	(2,140)
Detailed as follows:
Total adjusted gross financial debt	37,681	39,382	(1,701)
Total adjusted financial assets	(9,407)	(8,968)	(439)
(*) of which current portion of medium/long-term debt:
Bonds	3,593	3,895	(302)
Amounts due to banks, other financial payables and liabilities	1,681	1,064	617
Finance lease liabilities	219	245	(26)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. Having said this and in order to present a more realistic analysis of net financial debt, starting from the Half-Year Financial Report at June 30, 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator has also been presented called “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during 2012 resulted in a positive effect on net financial debt at December 31, 2012 of 1,233 million euros (1,334 million euros at December 31, 2011).

Gross financial debt

Bonds

Bonds at December 31, 2012 total 27,549 million euros (28,373 million euros at December 31, 2011). Their nominal repayment amount is 26,323 million euros, decreasing 652 million euros compared to December 31, 2011 (26,975 million euros).

The change in bonds during 2012 is as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 9/20/2017	Euro	1,000	9/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 1/21/2020	Euro	1,000	12/21/2012

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros 3-month Euribor + 1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012
Telecom Italia S.p.A. 1,000 million euros 3-month Euribor + 0.53%	Euro	1,000	12/6/2012

(1)

Net of buybacks by the Company of 27.5 million euros during 2011.

(2)

Net of buybacks by the Company of 210 million euros during 2011 and 2012.

As in previous years, during 2012, the Telecom Italia Group bought back bonds, with the aim of:

•

giving investors a further possibility of monetizing their positions;

•

partially repaying some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.250% maturing April 2012(1)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% maturing January 2013(1)	Euro	80.8	January-May 2012
Telecom Italia S.p.A. 432 million euros 6.750% maturing March 2013(2)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3-month Euribor +0.63% maturing July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% maturing January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% maturing May 2014	Euro	116.2	July 2012

(1)

Buybacks of the above bonds during 2011 amounted to 290 million euros (199 million euros on the bonds maturing April 2012 and 91 million euros on the bonds maturing January 2013). As a result, the total amount bought back was 382 million euros.

(2) As of December 2011, bonds had already been bought back for a total of 5 million euros. As a result, the total amount bought back was 218 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2012, the nominal amount is equal to 230 million euros and decreased by 36 million euros compared to December 31, 2011 (266 million euros).

Revolving credit facility and term loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2012:

(billions of euros)	12/31/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	2.0
Revolving Credit Facility - expiring December 2013	0.2	-	0.2	0.2
Total	9.45	1.5	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into effect in August 2014 (or at a prior date if Telecom Italia early cancels the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the Company repaid the draw downs of 200 million and 250 million euros on the Revolving Credit Facilities expiring December 2013 and February 2013, respectively.

On October 8, 2012 the draw down of 500 million euros on the Revolving Credit Facility expiring August 2014 was repaid. As a result, the overall facility of 8 billion euros has currently been drawn down for a total of 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.13 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” in the consolidated financial statements at December 31, 2012 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounts to 16,140 million euros at December 31, 2012, corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 8,190 million euros (7,721 million euros at December 31, 2011), and the committed credit lines, mentioned above, of which a total of 7,950 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months.

In particular:

Cash and cash equivalents amount to 7,436 million euros (6,714 million euros at December 31, 2011). The different technical forms of investing available cash at December 31, 2012, which include Euro Commercial Papers of 150 million euros, may be broken down as follows:

•

Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•

Country risk: investments are made mainly in major European financial markets.

Securities other than investments amount to 754 million euros (1,007 million euros at December 31, 2011). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of: Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 358 million euros and 204 million euros; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 183 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009. For further details, reference should be made to the Note “Financial risk management” in the consolidated financial statements at December 31, 2012 of the Telecom Italia Group.

In the fourth quarter of 2012 adjusted net financial debt fell by 1,211 million euros from the end of September 2012. Operating free cash flow amply covered the income tax requirements of around 0.7 billion euros.

(millions of euros)	12/31/2012	09/30/2012	Change
	(a)	(b)	(a-b)

Net financial debt carrying amount	29,053	29,971	(918)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(779)	(486)	(293)
Adjusted net financial debt	28,274	29,485	(1,211)
Detailed as follows:
Total adjusted gross financial debt	37,681	38,372	(691)
Total adjusted financial assets	(9,407)	(8,887)	(520)

Consolidated Financial Statements – Telecom Italia Group

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2012 and the comparative figures for the prior year have been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and adopted by the European Union (“IFRS”).

In 2012 the Telecom Italia Group applied accounting policies in line with those used in the prior year, with the exception of:

•

the early adoption and retrospective application of the revised IAS 19 (Employee Benefits). As a result, the comparative figures for 2011 have been restated on a consistent basis. Further details are provided in the Note “Accounting policies” in the consolidated financial statements at December 31, 2012 of the Telecom Italia Group;

•

the new standards and interpretations adopted by the Group from January 1, 2012 that did not have any effect on the profit (loss) for 2012.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2013” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

Principal changes in the scope of consolidation

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the consolidation area.

The following changes occurred during 2011:

•

Tim Fiber – Brazil: On  October 31, 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively. The stake originally acquired in Tim Fiber RJ was subsequently raised to 99.1% and the remaining 0.9% was the object of a purchase bid which concluded at the end of February 2012 bringing the ownership level to 99.7%. The acquisitions were carried out through the subsidiary Tim Celular S.A. into which the two companies were recently merged;

•

4GH group - Domestic: On  July 27, 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn held 100% of 4G Retail S.r.l.. The two companies were merged in 2012;

•

Loquendo – Domestic: on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation.

Separate Consolidated Income Statements

(millions of euros)	2012	2011	Change
		(Restated)	(a-b)
	(a)	(b)	amount	%

Revenues	29,503	29,957	(454)	(1.5)
Other income	298	299	(1)	°
Total operating revenues and other income	29,801	30,256	(455)	(1.5)
Acquisition of goods and services	(12,948)	(12,859)	(89)	(0.7)
Employee benefits expenses	(3,919)	(3,992)	73	1.8
Other operating expenses	(1,882)	(1,859)	(23)	(1.2)
Change in inventories	12	56	(44)	(78.6)
Internally generated assets	581	569	12	2.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	11,645	12,171	(526)	(4.3)
Depreciation and amortization	(5,340)	(5,496)	156	2.8
Gains (losses) on disposals of non-current assets	53	3	50	°
Impairment reversals (losses) on non-current assets	(4,432)	(7,358)	2,926	°
Operating profit (loss) (EBIT)	1,926	(680)	2,606	n.s.
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(6)	(39)	33	84.6
Other income (expenses) from investments	2	16	(14)	°
Finance income	2,082	2,464	(382)	(15.5)
Finance expenses	(4,048)	(4,504)	456	10.1
Profit (loss) before tax from continuing operations	(44)	(2,743)	2,699	n.s.
Income tax expense	(1,235)	(1,610)	375	23.3
Profit (loss) from continuing operations	(1,279)	(4,353)	3,074	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)	15	°
Profit (loss) for the year	(1,277)	(4,366)	3,089	n.s.
Attributable to:
Owners of the Parent	(1,627)	(4,811)	3,184	n.s.
Non-controlling interests	350	445	(95)	(21.3)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,277)	(4,366)

Other components of the Statements of Comprehensive Income:

Available-for-sale financial assets:
Profit (loss) from fair value adjustments		57	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	2
Net fiscal impact		(11)	(4)
	(b)	47	3

Hedging instruments:
Profit (loss) from fair value adjustments		(702)	523
Loss (profit) transferred to the Separate Consolidated Income Statement		272	(230)
Net fiscal impact		121	(83)
	(c)	(309)	210

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,068)	(612)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	75
Net fiscal impact		−	−
	(d)	(1,068)	(537)

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		(56)	117
Net fiscal impact		14	(33)
	(e)	(42)	84

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(f)	−	−

Total	(g=b+c+d+e+f)	(1,372)	(240)

Total comprehensive income (loss) for the year	(a+g)	(2,649)	(4,606)
Attributable to:
Owners of the Parent		(2,516)	(4,826)
Non-controlling interests		(133)	220

Consolidated Statements of Financial Position

(millions of euros)		12/31/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		32,410	36,902	(4,492)
Other intangible assets		7,927	8,637	(710)
		40,337	45,539	(5,202)
Tangible assets
Property, plant and equipment owned		14,465	14,899	(434)
Assets held under finance leases		1,014	1,094	(80)
		15,479	15,993	(514)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	47	18
Other investments		39	38	1
Non-current financial assets		2,496	2,949	(453)
Miscellaneous receivables and other non-current assets		1,496	1,128	368
Deferred tax assets		1,432	1,637	(205)
		5,528	5,799	(271)
Total Non-current assets	(a)	61,344	67,331	(5,987)
Current assets
Inventories		436	447	(11)
Trade and miscellaneous receivables and other current assets		7,006	7,770	(764)
Current income tax receivables		77	155	(78)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,256	1,469	(213)
Cash and cash equivalents		7,436	6,714	722
		8,692	8,183	509
Current assets sub-total		16,211	16,555	(344)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	16,211	16,555	(344)
Total Assets	(a+b)	77,555	83,886	(6,331)

(millions of euros)		12/31/2012	12/31/2011	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		19,378	22,790	(3,412)
Non-controlling interests		3,634	3,904	(270)
Total Equity	(c)	23,012	26,694	(3,682)
Non-current liabilities
Non-current financial liabilities		34,091	35,860	(1,769)
Employee benefits		872	850	22
Deferred tax liabilities		848	1,084	(236)
Provisions		863	831	32
Miscellaneous payables and other non-current liabilities		1,053	1,156	(103)
Total Non-current liabilities	(d)	37,727	39,781	(2,054)
Current liabilities
Current financial liabilities		6,150	6,091	59
Trade and miscellaneous payables and other current liabilities		10,542	10,984	(442)
Current income tax payables		124	336	(212)
Current liabilities sub-total		16,816	17,411	(595)
Liabilities directly associated with discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	16,816	17,411	(595)
Total Liabilities	(f=d+e)	54,543	57,192	(2,649)
Total Equity and Liabilities	(c+f)	77,555	83,886	(6,331)

Consolidated Statements of Cash Flows

(millions of euros)		2012	2011
			(Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,279)	(4,353)
Adjustments for:
Depreciation and amortization		5,340	5,496
Impairment losses (reversals) on non-current assets (including investments)		4,434	7,365
Net change in deferred tax assets and liabilities		79	156
Losses (gains) realized on disposals of non-current assets (including investments)		(54)	(18)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		6	39
Change in provisions for employees benefits		(221)	(175)
Changes in inventories		12	(36)
Change in trade receivables and net amounts due from customers on construction contracts		851	3
Change in trade payables		(139)	(164)
Net change in current income tax receivables/payables		(473)	90
Net change in miscellaneous receivables/payables and other assets/liabilities		(35)	109
Cash flows from (used in) operating activities	(a)	8,521	8,512
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,995)	(3,066)
Purchase of tangible assets on an accrual basis		(3,201)	(3,029)
Total purchase of intangible and tangible assets on an accrual basis		(5,196)	(6,095)
Change in amounts due to fixed asset suppliers		(113)	557
Total purchase of intangible and tangible assets on a cash basis		(5,309)	(5,538)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	(668)
Acquisitions/disposals of other investments		(3)	(1)
Change in financial receivables and other financial assets		519	(580)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		40	51
Proceeds from sale/repayment of intangible, tangible and other non-current assets		77	435
Cash flows from (used in) investing activities	(b)	(4,683)	(6,301)
Cash flows from financing activities:
Change in current financial liabilities and other		(796)	1,351
Proceeds from non-current financial liabilities (including current portion)		4,624	4,523
Repayments of non-current financial liabilities (including current portion)		(5,659)	(5,290)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	240
Dividends paid		(1,031)	(1,326)
Changes in ownership interests in consolidated subsidiaries		−	(211)
Cash flows from (used in) financing activities	(c)	(2,864)	(713)
Cash flows from (used in) discontinued operations/Non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	974	1,498
Net cash and cash equivalents at beginning of the year	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	(247)	(110)
Net cash and cash equivalents at end of the year	(h=e+f+g)	7,397	6,670

Additional Cash Flow Information

(millions of euros)	2012	2011
		(Restated)

Income taxes (paid)/received	(1,522)	(1,381)
Interest expense paid	(3,518)	(3,044)
Interest income received	1,687	1,332
Dividends received	2	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2012	2011
		(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand – from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	−	−
	6,670	5,282
Net cash and cash equivalents at the end of the year:
Cash and cash equivalents - from continuing operations	7,436	6,714
Bank overdrafts repayable on demand – from continuing operations	(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	−	−
	7,397	6,670

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	2012	2011	Change

Purchases of goods	2,610	2,525	85
Portion of revenues to be paid to other operators and interconnection costs	4,018	4,232	(214)
Commercial and advertising costs	2,154	2,259	(105)
Power, maintenance and outsourced services	1,847	1,618	229
Rent and leases	666	647	19
Other service expenses	1,653	1,578	75
Total acquisition of goods and services	12,948	12,859	89
% of Revenues	43.9	42.9	1.0 pp

Employee benefits expenses

(millions of euros)	2012	2011	Change

Employee benefits expenses - Italy	2,953	3,156	(203)
Ordinary employee expenses and costs	2,945	3,144	(199)
Company restructuring expenses	8	12	(4)
Employee benefits expenses – Outside Italy	966	836	130
Ordinary employee expenses and costs	949	836	113
Company restructuring expenses	17	-	17
Total employee benefits expenses	3,919	3,992	(73)
% of Revenues	13.3	13.3	-

Average headcount of the salaried workforce

(equivalent number)	2012	2011	Change

Average salaried workforce – Italy	52,347	53,561	(1,214)
Average salaried workforce – Outside Italy	26,217	24,808	1,409
Total Average salaried workforce (1)	78,564	78,369	195

(1)

Includes staff on temp work contracts: average of 61 in 2012 (58 in Italy and 3 outside Italy).

In 2011 the average headcount was 87 (75 in Italy and 12 outside Italy).

Headcount at year-end

(number)	12/31/2012	12/31/2011	Change

Headcount – Italy	54,419	56,878	(2,459)
Headcount – Outside Italy	28,765	27,276	1,489
Total (1)	83,184	84,154	(970)

(1)

Includes employees with temp work contracts: 43 at December 31,2012 and 42 at December 31, 2011.

Headcount at year-end – Breakdown by Business Unit

(number)	12/31/2012	12/31/2011	Change

Domestic	53,224	55,047	(1,823)
Brazil	11,622	10,539	1,083
Argentina	16,803	16,350	453
Media	735	765	(30)
Olivetti	778	1,075	(297)
Other Operations	22	378	(356)
Total	83,184	84,154	(970)

Other income

(millions of euros)	2012	2011	Change

Late payment fees charged for telephone services	69	71	(2)
Recovery of employee benefit expenses, purchases and services rendered	36	36	−
Capital and operating grants	18	24	(6)
Damage compensation, penalties and sundry recoveries	53	36	17
Sundry income	122	132	(10)
Total	298	299	(1)

Other operating expenses

(millions of euros)	2012	2011	Change

Write-downs and expenses in connection with credit management	548	533	15
Provision charges	214	128	86
Telecommunications operating fees and charges	621	675	(54)
Indirect duties and taxes	391	349	42
Penalties, settlement compensation and administrative fines	29	41	(12)
Association dues and fees, donations, scholarships and traineeships	25	23	2
Sundry expenses	54	110	(56)
Total	1,882	1,859	23

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2012	2011	2012	2011	2012	2011

HISTORICAL EBITDA	11,645	12,171	8,676	9,173	8,433	8,936
Changes in the scope of consolidation		3		(1)		−
Foreign currency financial statements translation effect		(156)		7		−
Non organic (revenues and income) costs and expenses	220	93	153	108	159	105
Disputes and settlements	118	42	114	63	118	63
Restructuring expenses (*)	39	12	(7)	12	(6)	9
Other (income) expenses,net	63	39	46	33	47	33

COMPARABLE EBITDA	11,865	12,111	8,829	9,287	8,592	9,041

 (*) the item includes reversals and provisions to the mobility fund

	Brazil		Argentina		Media		Olivetti
	(millions of Brazilian reais)		(millions of Argentine pesos)		(millions of euros)		(millions of euros)
	2012	2011	2012	2011	2012	2011	2012	2011

HISTORICAL EBITDA	5,008	4,631	6,553	5,947	(45)	27	(57)	(36)
Changes in the scope of consolidation		−		−		−		(1)
Foreign currency financial statements translation effect		−		−		−		−
Non organic (revenues and income) costs and expenses	53	18	90	−	−	(21)	31	1
Disputes and settlements	11	−	−	−	−	−	−	−
Restructuring expenses (*)	−	−	90	−	−	−	31	1
Other (income) expenses,net	42	18	−	−	−	(21)	−	−

COMPARABLE EBITDA	5,061	4,649	6,643	5,947	(45)	6	(26)	(36)

 (*) the item includes reversals and provisions to the mobility fund

 EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2012	2011	2012	2011	2012	2011

HISTORICAL EBIT	1,926	(680)	1,078	(1,996)	944	(246)
Changes in the scope of consolidation		6		−		−
Foreign currency financial statements translation effect		(76)		6		−
Non organic (revenues and income) costs and expenses already described under EBITDA	220	93	153	108	159	105
Impairment of goodwill and other non-current assets	4,426	7,364	4,016	7,307	4,016	5,376
Net gains on disposals of non-current assets and investments	(71)	(46)	(21)	(60)	(36)	(15)
Restructuring expenses	3	−	−	−	−	−
COMPARABLE EBIT	6,504	6,661	5,226	5,365	5,083	5,220

	Brazil		Argentina		Media		Olivetti
	(millions of Brazilian reais)		(millions of Argentine pesos)		(millions of euros)		(millions of euros)
	2012	2011	2012	2011	2012	2011	2012	2011

HISTORICAL EBIT	2,424	2,289	1,253	2,925	(263)	(88)	(65)	(43)
Changes in the scope of consolidation		−		−		−		(1)
Foreign currency financial statements translation effect		−		−		−		−
Non organic (revenues and income) costs and expenses already described under EBITDA	53	18	90	−	−	(21)	31	1
Impairment of goodwill and other non-current assets	−	−	1,480	−	157	57	−	−
Net gains on disposals of non-current assets and investments	−	−	−	−	(2)	−	−	−
Restructuring expenses	−	−	−	−	−	−	3	−
COMPARABLE EBIT	2,477	2,307	2,823	2,925	(108)	(52)	(31)	(43)

Research and development

With regard to “Research and Development”, this subject is discussed in a specific paragraph of the Sustainability Section of this Report on Operations, in the chapter “The Community”.

Events Subsequent to December 31, 2012

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to December 31, 2012” in the consolidated and separate financial statements at December 31, 2012 of the Telecom Italia Group and Telecom Italia, respectively.

Business Outlook for the Year 2013

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal financial and economic indicators, as outlined in the 2013-2015 Business Plan, forsee the following for the full year 2013:

•

Revenues basically unchanged compared to 2012

•

Reduction of percentage EBITDA to low-single digit

•

Adjusted net financial debt of less than 27 billion euros.

Principal risks and uncertainties

The business outlook for 2013 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The following are the main risks and uncertainties concerning the Telecom Italia Group’s activities in 2013.

Macroeconomic trend

The negative impact of the global economic crisis which has affected Telecom Italia’s business over the last two years is likely to continue in 2013.

Italy’s exposure to the sovereign debt crisis that has overshadowed the Euro area led to a renewed weakening of the Italian economy in 2012, after the slight recovery in 2010 and in 2011 following the sharp downturn caused by the global economic crisis that began at the end of 2008.

Since the end of 2011 the Italian economy has been dealing with the effects of a restrictive fiscal policy (a mix of spending cuts and tax increases) aimed at strengthening the implementation of the long-term plan to reduce the budget deficit with the objective of balancing the budget by 2013. This restrictive fiscal policy will continue over the short/medium-term, and the entry into force of the rules introduced by the “Fiscal Compact”3 on January 1, 2013 will result in increasing restrictions on the economy.

The necessary economic policy decisions taken to solve the structural imbalances and ensure sustainability over the long term have inevitably contributed to the weakness of domestic demand over the last two years (the longest period of decline in consumer spending since the end of World War II). This trend will continue in the current year.

The outlook for economic growth in Brazil is positive in the short/medium term, recovering from the slowdown in 2012. An expansive economic policy is in place to support growth and create a favorable environment both for consumer spending and investments, which, in particular, are also being driven by upcoming sports events (investments in infrastructure for the 2014 Football World Cup and the 2016 Olympic Games). A possible worsening of the macroeconomic scenario in Brazil could affect demand for telecommunications services.

For Argentina, positive economic growth is also forecast for the short/medium term (though at lower rates than Brazil), but with several possible critical issues, specifically concerning the evolution of consumer spending and investments.

Telecommunications market trend

Even though the telecommunications sector is generally considered less cyclical than other sectors, the continuing recessive macroeconomic scenario is severely impacting the outlook for development of our domestic market. Specifically, the weakness of the economy could result in the protraction of the more cautious approach by businesses to purchasing telecommunications services (reduction of operating costs and postponement of investments), and, in general, could place additional pressure on the prices of telecommunications services and reduce demand for our products and services.

The market of telecommunications in Brazil is primed for further growth, sustained by the growth in data for the mobile area as well as fixed phone lines. In addition, the trend of replacing fixed services with mobile services, seen in recent years, is also expected to continue.

On the Argentine market, growth is expected, driven by the evolution of fixed broadband and fixed and mobile value-added services. On the Mobile market, the effects of number portability could result in an additional increase in competition.

As for the domestic market, the development of the Brazilian and Argentine telecommunications markets is influenced by the evolution of the macroeconomic context. As a result, if the macroeconomic figures were to be worse than anticipated, this could reflect negatively on the demand for telecommunications services.

Furthermore, on a global scale, the telecommunications sector is being subjected to growing pressure from lateral competition by operators in the IT, Media and Devices/Consumer Electronics sectors, and by OTT operators which offer content and services via the Internet to people who do not have their own TLC network. Because of this, the evolution of the telecommunications markets in the main countries in which the Telecom Italia Group operates (Italy, Brazil and Argentina) may be influenced by the development of the competitive scenario with regard to these players.

Financial risks

The Telecom Italia Group pursues a policy of managing financial risks (market risk, credit risk and liquidity risk) by the definition, at a central level, of guidelines for directing operations, the identification of the most suitable financial instruments to reach prefixed objectives, the monitoring of the results achieved and the exclusion of the use of financial instruments for speculative purposes.

Furthermore, the Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin to cover refinancing requirements at least for the next 12-18 months with liquidity and committed syndicated credit lines.

At the end of 2012, the Group had a treasury margin sufficient to meet its debt repayment obligations for the next 18-24 months, fully in line with the above-mentioned policy. Further details are provided in the Note “Financial risk management” to the consolidated financial statements at December 31, 2012 of the Telecom Italia Group.

Information for Investors

Telecom Italia S.p.A. Share Capital at December 31, 2012

Share capital	10,693,628,019.25 euros
Number of ordinary shares (par value 0.55 euros each)	13,416,839,374
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on December 2012 average prices)	13,098 million euros

Shareholders

Foreign Companies
6.01%
Other Italian Shareholders
14.99%
Italian Companies
0.77%
Other Foreign Shareholders
0.06%
TELCO
22.39%
Foreign Institutional
Companies
49.28%
Telecom Italia Group
1.21%
Italian Institutional
Companies
5.29%

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2012, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

Major Holdings in Share Capital

At December 31, 2012, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A.’s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

Common Representatives

•

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012).

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2011-2013.

•

By decree of October 18, 2012, the Milan Court confirmed the appointment of Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019”, with a mandate for the three-year period 2012-2014.

Annual Report on the Corporate Governance and Share Ownership Structure

The annual Report on the Corporate Governance and Share Ownership Structure is posted on the Company’s website at the following address www.telecomitalia.com, Governance Section.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from 1/1/2012 – 12/31/2012

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.8457 at 1/2/2012 - Stock market prices. Source: Reuters

Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1628 at 1/2/2012 - Stock market prices. Source: Reuters.

Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 9.3171 at 1/2/2012 - Stock market prices. Source: Reuters.

Telecom Argentina S.A. (Class B ordinary shares) vs. MERVAL Index (in Argentine pesos)

Chart based on Telecom Argentina Class B price ARS 16.5472 at 1/2/2012 - Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares, 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at December 31, 2012

During 2012, the three rating agencies -Telecom Italia by Standard & Poor’s, Moody’s and Fitch Ratings- issued the following ratings for Telecom Italia:

	Rating	Outlook

STANDARD & POOR’S	BBB	Negative
MOODY’S	Baa2	Negative
FITCH RATINGS	BBB	Negative

Subsequent to December 31, 2012 the rating agencies issued the following ratings:

•

on February 11, 2013, the rating agency Fitch Ratings confirmed Telecom Italia S.p.A.’s rating of BBB with outlook negative;

•

on February 11, 2013, the rating agency Moody’s modified Telecom Italia S.p.A.’s rating from Baa2 to Baa3 with outlook negative;

•

on February 14, 2013, the rating agency Standard & Poor’s put Telecom Italia S.p.A.’s BBB rating on credit watch negative.

Purchase of shares of group companies

During 2012, 25,917 Telecom Italia Media savings shares were purchased at an average price per share, including brokerage commission, of 0.20112 euros for a total of 5,212.46 euros.

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013 the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70(8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, there were no significant transactions entered into in 2012 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group or Telecom Italia S.p.A..

Furthermore, there were no changes or developments regarding the related party transactions described in the 2011 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group or Telecom Italia S.p.A. in 2012. During the 2012, moreover, the Board of directors of Telecom Italia S.p.A. approved the activation of a revolving credit facility with the company Telecom Italia Finance S.A. (a wholly-owned subsidiary), for an amount of 3 billion euros. This transaction is regulated at arm’s length conditions.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. Furthermore, the transactions were subject to an internal procedure which defines procedures and timing for verification and monitoring. The procedure can be consulted on the Company’s website at the following address: www.telecomitalia.com, section Governance-channel governance system.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements themselves and in the Note “Related party transactions” in the consolidated financial statements of the Telecom Italia Group and the separate financial statements of Telecom Italia S.p.A. at December 31, 2012.

Furthermore, a specific Group Steering Committee for relations with Telefónica has been in place since the end of 2007. Its purpose, among other things, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and propose plans for their implementation. The internal working groups consequently set up for this purpose continue to work jointly to identify numerous areas of interest regarding:

•

the achievement of synergies, in the strict sense, especially in the areas of procurement, IT, technology and research and innovation, in which the common factor is the experience and expertise of each of the two parties, with resulting possible improvements;

•

the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The program for industrial cooperation has already generated just over 1.3 billion euros during the three years 2008-2010, confirming the initial value assigned to the project announced to the market in March 2008. The portion of the synergies benefiting Telecom Italia is equal to 55%.

For the three-year period 2011-2013, this collaboration is continuing with the aim of achieving further synergies of a value comparable to that already achieved in the previous three years. During the two-year period 2011-2012 synergies were achieved for a value of around 1.0 billion euros, resulting in part from the extension of activities already under way and in part from the alignment of technology platforms and increasing attention to the exchange of expertise on innovative services, as well as the continuous improvement of their respective domestic performances as a result of sharing of best practices.

The operational sphere of the initiative excludes the operations of the two groups in Brazil and Argentina.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance (as of December 6, 2012: Control and Risk Committee) has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

Alternative Performance Measures

In this Report on Operations, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2012, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial report at June 30 and interim reports at March 31 and September 30) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent, Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report on Operations as well as an analysis of the major non-organic components for the years 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent.

In order to better represent the actual change in net financial debt, starting with the Half-Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has also been introduced called “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Telecom Italia S.p.A.

Review of Operating and Financial Performance - Telecom Italia S.p.A.

Principal changes in the scope of consolidation

The following changes occurred during 2012:

•

Merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia: the merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia took effect for accounting purposes on January 1, 2012. This transaction, which was implemented to reorganize the Telecom Italia Group control governance structure by centralizing the internal control activities and expertise within the Parent, was carried out on the basis of the merger plan drawn up taking into account the financial position at June 30, 2011. On the effective date of the merger, Telecom Italia was the owner of 100% of the capital of TI Audit, having acquired, on December 20, 2011, by notarial deed, the interest of nominal value of 500,000.00 euros owned by Telecom Italia Media S.p.A..

•

Merger of SAIAT into Telecom Italia: the merger of SAIAT, wholly owned by Telecom Italia, into the parent company took effect for accounting purposes on January 1, 2012. The transaction was carried out on the basis of the merger plan drawn up taking into account the financial position at December 31, 2011.

•

Transfer of the Information Technology business of Telecom Italia to SSC, subsequently renamed TI Information Technology: the transfer of the Information Technology business of Telecom Italia in SSC became effective on November 1, 2012; the transfer was approved by extraordinary shareholders’ meeting of SSC, which approved an increase in the share capital up to 3.4 million euros to service the transfer and the change of the company name to TI Information Technology. The transfer was made on the basis of the financial position of the business at June 30, 2012, resulting from the appraisal report sworn by the expert appointed. The transaction involved the transfer - including the instrumental software, equipment, facilities and contracts with professional service providers - of the Information Technology business consisting of the Information Technology function (planning services, IT governance and security, information systems design) and the Human Resources and Organization Information Technology function. Following the transaction – which involved the transfer of 1,177 employees to the new company – working relations between Telecom Italia and Telecom Italia Information Technology will continue on the basis of agreements entered into between the parties.

(millions of euros)	2012	2011	Change
			amount	%	% organic

Revenues	16,940	18,045	(1,105)	(6.1)	(6.1)
EBITDA	8,433	8,936	(503)	(5.6)	(5.0)
EBITDA margin	49.8%	49.5%	0.3 pp
Organic EBITDA margin	50.7%	50.1%	0.6 pp
Depreciation and amortization, Gains (losses) on disposals and Impairment reversals (losses) on non-current assets	3,511	3,783
EBIT BEFORE GOODWILL IMPAIRMENT LOSS	4,961	5,134	(173)	(3.4)
Goodwill impairment loss	(4,017)	(5,380)	1,363
EBIT	944	(246)	1,190	°	(2.6)
EBIT margin	5.6%	(1.4)%	°
Organic EBIT margin	30.0%	28.9%	1.1 pp
Profit (loss) before tax	(1,025)	(2,480)	1,455
Profit (loss) for the year	(1,821)	(3,645)	1,824
Capital expenditures	3,005	4,122	(1,117)
Net financial debt	34,878	36,402	(1,524)
Headcount at year-end (number)	44,606	47,801	(3,195)	(6.7)

Operating Performance

Revenues

Revenues for 2012 amount to 16,940 million euros, down 1,105 million euros (-6.1%) from 2011.

The trend in revenues shows the following changes in the sales segments compared to 2011:

•

Consumer: In 2012 the Consumer segment revenues, totaling 8,835 million euros, decreased by 333 million euros (-3.6%) from 2011 (9,168 million euros), showing some recovery from the decline in 2011 (-519 million euros, or -5.4% compared to 2010). In particular, the contraction in revenues caused by the difficult economic situation and the impact of the entry into force of the new mobile termination rates (MTR) was offset by strong growth in revenues from Browsing and growth of revenues from the sale of devices (+118 million euros). The reduction in revenues from services       (-451 million euros) is entirely attributable to the contraction of revenues from traditional voice services, particularly fixed voice (-74 million euros, or -6.2%) and outgoing Mobile voice (-227 million euros, or -8.8%). Revenues from Internet services on the other show an increase compared to 2011 due to the continuous growth of Interactive Mobile  services (+74 million euros, or +10.7%) and the strong performance of Fixed Broadband services (+34 million euros);

•

Business: Revenues in the Business segment amount to 2,777 million euros, decreasing 9.4% or       -287 million euros from 2011 (3,064 million euros). This decrease relates primarily to fixed (-129 million euros) and broadband (-38 million euros) voice services. The business segment was also affected by the introduction of new mobile termination rates and a Europe-wide cap on the price of roaming traffic;

•

Top: revenues for the segment amount to 3,076 million euros, decreasing 435 million euros             (-12.4%) from 2011 (3,511 million euros). The voice and ICT areas were penalized the most by the difficulties in the overall economic scenario, recording a decline of 14.8% (-140 million euros) and 15.7% (-129 million euros), respectively;

•

National Wholesale: revenues in the Wholesale segment come to 2,054 million euros, a decline of 50 million euros (-2.4%) on 2011 (2,104 million euros), mainly due to lower carrying and interconnection revenues, only partly offset by growth in access services to alternative operators.

EBITDA

EBITDA is 8,433 million euros, decreasing 503 million euros (-5.6%) from 2011.

The EBITDA margin is up from 49.5% in 2011 to 49.8% in 2012.

The organic change in EBITDA is a negative 5% (-449 million euros), calculated as follows:

(millions of euros)	2012	2011	Change

HISTORICAL EBITDA	8,433	8,936	(503)
Non organic (revenues and income) costs and expenses	159	105	54
Restructuring expenses (*)	(6)	9	(15)
Disputes and settlements	118	63	55
Other (income) expenses	47	33	14
COMPARABLE EBITDA	8,592	9,041	(449)

 (*) The item includes reversals and provisions to the mobility fund.

In organic terms the EBITDA margin is 50.7% of revenues (50.1% in 2011).

At the EBITDA level, the negative effects described under the comments on revenues are partly offset by the reduction in operating costs which are analyzed below.

Acquisition of goods and services

Acquisition of goods and services totals 5,940 million euros, decreasing 384 million euros (-6.1%) from 2011 (6,324 million euros). The change is mainly attributable to a reduction in revenues due to other TLC operators, especially as a result of the reduction in mobile termination prices.

The increase in the cost of purchases of power, maintenance and outsourcing services was largely offset by the benefits of efficiency gains on fixed operating costs.

(millions of euros)	2012	2011	Change

Purchases of goods	1,033	1,088	(55)
Revenues due to other TLC operators and interconnection costs	1,311	1,730	(419)
Commercial and advertising costs	865	883	(18)
Consulting and professional services	151	163	(12)
Power, maintenance and outsourced services	1,101	982	119
Rent and leases	774	788	(14)
Other expenses	705	690	15
Total acquisition of goods and services	5,940	6,324	(384)
% of Revenues	35%	35%	-

Employee benefits expenses

Details are as follows:

(millions of euros)	2012	2011	Change

Ordinary employee expenses and costs – excluding actuarial (gains) losses	2,496	2,693	(197)
Expenses for mobility under Law 223/91	(6)	9	(15)
Total employee benefits expenses	2,490	2,702	(212)

The decrease of 212 million euros in employee benefits expenses is mainly attributable to a reduction in the ordinary component due to the lower average salaried workforce, which went from 46,206 in 2011 to 44,848 in 2012, a decrease of 1,358 (of whom +361 are under so-called “solidarity contracts”).

In 2012, 6 million euros were released to the income statement as a result of the closure of the mobility procedure under Law 223/91 in place for the years 2010-2012. In 2011 the provision for expenses for mobility under Law 223/91, relating to agreement signed in 2010 with the unions, had been adjusted by 9 million euros.

Headcount at December 31, 2012 amounted to 44,606, down 3,195 from December 31, 2011, (including 1,177 outgoing employees following the transfer of the Information Technology business to SSC, later renamed TI Information Technology).

Other operating expenses

Details are as follows:

(millions of euros)	2012	2011	Change

Write-downs and expenses in connection with credit management	362	359	3
Provision charges	88	48	40
Telecommunications operating fees and charges	58	57	1
Indirect duties and taxes	74	80	(6)
Penalties, settlement compensation and administrative fines	29	59	(30)
Association dues and fees, donations, scholarships and traineeships	21	20	1
Sundry expenses	24	82	(58)
Total	656	705	(49)

Other operating expenses decreased by 49 million euros from 2011 (705 million euros), mainly due to lower costs for penalties and settlement compensation (30 million euros) and a decrease in sundry expenses (58 million euros), the effects of which were partially offset by the increase in provision charges (40 million euros). Write-downs and expenses in connection with credit management remained substantially unchanged from the previous year.

Depreciation, amortization and capital expenditures

Depreciation and amortization charges amount to 3,492 million euros (3,793 million euros in 2011), decreasing 301 million euros, with 220 million euros relating to tangible assets and 81 million euros to intangible assets. The reduction in depreciation is due to the decrease in depreciable assets, partly reflecting lower capital expenditures in recent years, especially in relation to rented assets in the Fixed area (-48 million euros the effect on depreciation).

The decrease in the amortization charge of intangible assets is mainly due to a lower amount of amortizable assets relating to the development of software applications and to a rationalization of IT platforms.

Capital expenditures amount to 3,005 million euros (4,122 million euros in 2011), decreasing 1,117 million euros, which reflects the net effect of additions in tangible assets of 36 million euros and the decrease in capital expenditures on intangible assets of 1,153 million euros. Moreover, the 2011 figure took into account the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be allocated to broadband mobile services totaling 1,223 million euros.

Impairment losses on non-current assets

Net impairment losses on non-current assets amount to 4,017 million euros (5,380 million euros in 2011).

In particular, this line item includes 4,016 million euros for the impairment charge on goodwill referring to domestic activities (5,376 million euros in 2011). Further details are provided in the Note “Goodwill” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2012.

EBIT

EBIT is 944 million euros, compared to a negative 246 million euros in 2011 which was the result of the above-mentioned impairment loss on goodwill of 5,376 million euros. As mentioned, this item includes 4,016 million euros for the goodwill impairment loss attributed to Telecom Italia S.p.A.

The EBIT margin grew from -1.4% in 2011 to 5.6% in 2012%.

The organic change in EBIT is a negative 2.6% (-137 million euros), calculated as follows:

(millions of euros)	2012	2011	Change

HISTORICAL EBIT	944	(246)	1,190
Non organic (revenues and income) costs and expenses already described under EBITDA	159	105	54
Gains (losses) on disposals of non-current assets	(36)	(15)	(21)
Impairment losses (reversals) on non-current assets	4,016	5,376	(1,360)
COMPARABLE EBIT	5,083	5,220	(137)

In organic terms the EBIT margin comes to 30% of revenues (28.9% in 2011).

Income (expenses) from investments

Details are as follows:

(millions of euros)	2012	2011	Change

Dividends	132	254	(122)
Other income and gains on disposals of investments	10	41	(31)
Impairment losses on financial assets	(104)	(442)	338
Losses on disposals of investments	(2)	−	(2)
Total	36	(147)	183

Specifically:

•

dividends in 2012 mainly relate to Telecom Italia Sparkle (94 million euros), Telecom Italia Deutschland Holding (35 million euros) and Path.Net (1.5 million euros). Dividends in 2011 mainly related to Telecom Italia Sparkle (250 million euros);

•

impairment losses mainly relate to write-downs of investments in Telecom Italia Deutschland Holding (35 million euros), Olivetti (50 million euros), Telecom Italia Media (9 million euros), Tiglio I (6 million euros) and Tierra Argentea (3 million euros);

•

impairment losses in 2011 mainly related to write-downs of investments in Matrix (130 million euros), Telecom Italia Media (45 million euros) and Telecom Italia Sparkle (199 million euros), Olivetti (36 million euros) and Telecom Italia Deutschland Holding (13 million euros);

•

gains on the sale of investments related to the gain, net of incidental expenses, arising from the sale of the subsidiary Matrix S.p.A. on October 31, 2012; gains on the sale of investments in 2011 related to the gain, net of incidental expenses, from the sale of the subsidiary Loquendo S.p.A.;

•

losses on the sale of investments mainly relate to the loss, net of incidental expenses, from the sale of the investment in Consorzio CRIAI in liquidation on August 6, 2012.

Finance income (expenses)

The balance of finance income/(expenses), which shows a decrease of 82 million euros, is a negative 2,005 million euros (a negative 2,087 million euros in 2011). This improvement was partly due to the reduction in borrowing costs related to lower financial debt, as well as the positive change in the value of certain hedging derivatives attributable to market fluctuations connected to currency conversions. These changes, which are unrealized accounting changes, do not result in any actual monetary settlement. Other positive effects were due to higher capitalization of borrowing costs relating to the acquisition by Telecom Italia of the user rights for LTE mobile frequencies.

Income tax expense

Income tax expense amounts to 796 million euros, decreasing 369 million euros compared to 2011. This item also includes the non-recurring benefit totaling 303 million euros, related to the recognition of the receivables for years prior to 2012, following the entry into force of Decree Law 16/2012 which enabled a request for a refund of IRES tax for the IRAP tax calculated on labor costs. Net of this effect, income tax decreased by 66 million euros compared to 2011, mainly as a result of the reduction in the tax base.

Profit (loss) for the year

The Parent, Telecom Italia S.p.A., posted a loss of 1,821 euros in 2012 (loss of 3,645 million euros in 2011). Net of non-recurring items including the impairment loss on goodwill  and the above-mentioned tax benefit from the recognition of the IRES tax refund relating to the IRAP tax calculated on labor costs, the net result for the year would have been a profit of 1,908 million euros (1,691 million euros in 2011).

Financial Position and Cash Flows Performance

Financial position structure

(millions of euros)	12/31/2012	12/31/2011	Change
	(a)	(b)	(a-b)

Assets
Non-current assets	59,429	64,043	(4,614)
Goodwill	30,611	34,627	(4,016)
Other intangible assets	4,726	4,865	(139)
Tangible assets	10,493	10,817	(324)
Other non-current assets	12,775	12,852	(77)
Deferred tax assets	824	882	(58)
Current assets	7,341	8,110	(769)
Inventories, Trade and miscellaneous receivables and other current assets	4,301	5,172	(871)
Current income tax receivables	55	−	54
Current financial assets	2,985	2,938	47
	66,770	72,153	(5,383)
Equity and liabilities
Equity	17,729	20,537	(2,808)
Non-current liabilities	36,613	36,736	(123)
Current liabilities	12,428	14,880	(2,452)
	66,770	72,153	(5,383)

 Non-current assets

•

Goodwill: down 4,016 million euros as a result of the previously mentioned goodwill impairment loss attributed to Telecom Italia S.p.A..

•

Other intangible assets: down 139 million euros being the balance of the following:

–

additions (+1,198 million euros),

–

amortization charge for the year (-1,385 million euros),

–

capitalization of borrowing costs (+52 million euros),

–

disposals, reclassifications and other movements (-4 million euros).

•

Tangible assets: down 324 million euros being the balance of the following:

–

additions (+1,808 million euros),

–

depreciation charge for the period (-2,107 million euros),

–

disposals, reclassifications and other movements (-25 million euros).

Equity

Equity amounts to 17,729 million euros, decreasing 2,808 million euros compared to December 31, 2011 (20,537 million euros). The changes in equity during 2012 and 2011 are reported in the following table:

(millions of euros)	12/31/2012	12/31/2011

At the beginning of the year	20,537	25,564
Profit (loss) for the year	(1,821)	(3,645)
Dividends approved	(900)	(1,190)
Issue of equity instruments and other changes	17	7
Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	(65)	(273)
Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	(39)	74
At the end of the year	17,729	20,537

Cash flows

Change in net financial debt

(millions of euros)	2012	2011	Change

EBITDA	8,433	8,936	(503)
Capital expenditures on an accrual basis	(3,005)	(4,122)	1,117
Change in net operating working capital:	174	(116)	290
Change in inventories	13	(13)	26
Change in trade receivables and net amounts due from customers on construction contracts	818	132	686
Change in trade payables (*)	(273)	(160)	(113)
Other changes in operating receivables/payables	(384)	(75)	(309)
Change in provisions for employees benefits	(232)	(158)	(74)
Change in operating provisions and Other changes	41	(43)	84
Net operating free cash flow	5,411	4,497	914
% of Revenues	32	25

Sale of investments and other disposals flow	29	60	(31)
Financial investments flow	(61)	(42)	(19)
Dividends flow	(768)	(936)	168
Issue of equity instruments	−	−	−
Financial expenses, income taxes and other net non-operating requirements flow	(3,087)	(3,395)	308
Reduction (Increase) in net financial debt	1,524	184	1,340

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Net operating free cash flow in 2012 is up by 914 million euros on 2011 due to lower requirements for capital expenditures (1,117 million euros, mainly due to the above-mentioned acquisition in 2011 of LTE frequency user rights) and the positive trend in net operating working capital, whose effects were partially offset by the reduction in EBITDA (-483 million euros).

In 2012 a number of disputes were settled with another operator which had no significant effect on the change in net operating working capital and on operating cash flows. This settlement led to a reduction in trade receivables of 350 million euros and trade payables of 432 million euros, and a reduction in other net operating receivables/payables of 55 million euros.

In addition to what has already been described with reference to EBITDA, net financial debt during 2012 was particularly impacted by the following items:

Capital expenditures on an accrual basis

Capital expenditures amount to 3,005 million euros (4,122 million euros in 2011), decreasing 1,117 million euros (-27.1%), which reflects the net effect of additions in tangible assets of 36 million euros and the decrease in capital expenditures on intangible assets of 1,153 million euros. Moreover, the 2011 figure took into account the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be allocated to broadband mobile services totaling 1,223 million euros.

Sale of investments and other disposals flow

Sale of investments and other disposals flow amount to 29 million euros and is mainly generated by the consideration for the sale of the subsidiary Matrix (57 million euros), partially offset by the cash transferred to the SSC Information Technology business, later renamed Telecom Italia Information Technology.

Financial investments flow

Financial investment flow amounts to 61 million euros for payments made to subsidiaries and associates for share capital increases or replenishment of share capital and/or partial coverage of losses (20 million euros to Olivetti, 15 million euros to Matrix, 10 million euros to TI Information Technology, 10 million euros to Telecontact, 3 million euros to Tierra Argentea and 2 million euros to Consorzio CRIAI in liquidation).

Dividends flow

Dividends flow amounts to 768 million euros, which is the difference between dividends paid out (900 million euros) and dividends received (132 million euros).

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during 2012, of income taxes (1,097 million euros), net finance expenses and the change in non-operating receivables and payables.

Net financial debt

Net financial debt is 34,878 million euros, decreasing 1,524 million euros compared to 36,402 million euros at the end of 2011.

In addition to the usual indicator (renamed “Net financial debt carrying amount”), another indicator is also presented called “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

The composition is the following:

(millions of euros)	12/31/2012	12/31/2011	Change

Non-current financial liabilities
Bonds	15,138	13,131	2,007
Amounts due to banks, other financial payables and liabilities	18,591	20,510	(1,919)
Finance lease liabilities	1,158	1,300	(142)
	34,887	34,941	(54)
Current financial liabilities (1)
Bonds	1,192	5,327	(4,135)
Amounts due to banks, other financial payables and liabilities	4,016	1,723	2,293
Finance lease liabilities	217	240	(23)
	5,425	7,290	(1,865)
Total Gross financial debt	40,312	42,231	(1,919)
Non-current financial assets
Financial receivables and other non-current financial assets	(2,449)	(2,891)	442
	(2,449)	(2,891)	442
Current financial assets
Securities other than investments	(363)	(864)	501
Financial receivables and other current financial assets	(476)	(479)	3
Cash and cash equivalents	(2,146)	(1,595)	(551)
	(2,985)	(2,938)	(47)
Total financial assets	(5,434)	(5,829)	395
Net financial debt carrying amount	34,878	36,402	(1,524)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,651)	(1,519)	(132)
Adjusted net financial debt	33,227	34,883	(1,656)
Breakdown as follows:
Total adjusted gross financial debt	37,010	38,713	(1,703)
Total adjusted financial assets	(3,783)	(3,830)	47
(1) of which current portion of medium/long-term debt:
Bonds	1,192	5,327	(4,135)
Amounts due to banks, other financial payables and liabilities	2,301	681	1,620
Finance lease liabilities	217	240	(23)

The non-current portion of gross financial debt is 34,887 million euros (34,941 million euros at the end of 2011) and represents 87% of total gross financial debt.

In keeping with the Group’s objectives in terms of debt composition and in accordance Guidelines adopted for the “Management and control of financial risk”, Telecom Italia S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized in 2012 resulted in a positive effect on net financial debt at December 31, 2012 of 1,183 million euros (1,291 million euros at December 31, 2011).

Bonds

Bonds at December 31, 2012 total 16,330 million euros (18,458 million euros at December 31, 2011). Their nominal repayment amount is 15,624 million euros, decreasing 1,965 million euros compared to December 31, 2011 (17,589 million euros), including the bond repayment of 2,500 million euros to the subsidiary Telecom Italia Finance S.A.

The change in bonds during 2012 is as follows:

(millions of original currency)	Currency	Amount

New issues			Issue date
Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/ 2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/ 2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 9/20/2017	Euro	1,000	9/20/ 2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 1/21/2020	Euro	1,000	12/21/ 2012

Repayments			Repayment date
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/ 2012
Telecom Italia S.p.A. 1,000 million euros 3-month Euribor + 0.53%	Euro	1,000	12/6/ 2012

(1)

Net of buybacks by the Company of 27.5 million euros during 2011.

In 2012, Telecom Italia S.p.A. bought back the following bonds:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia S.p.A. 432 million euros 6.750% maturing March 2013(1)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3-month Euribor + 0.63% maturing July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% maturing January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% maturing May 2014	Euro	116.2	July 2012
(1) In December 2011 the Company had already made a buyback on this bond for 5 million euros. As a result, the total amount bought back is 218 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2012, the nominal amount is equal to 230 million euros and decreased by 36 million euros compared to December 31, 2011 (266 million euros).

─ ● ─

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2012:

(billions of euros)	12/31/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	2.0
Revolving Credit Facility - expiring December 2013	0.2	-	0.2	0.2
Total	9.45	1.5	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into effect in August 2014 (or at a prior date if Telecom Italia early cancels the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the Company repaid the draw downs of 200 million and 250 million euros on the Revolving Credit Facilities expiring December 2013 and February 2013, respectively.

On October 8, 2012 the drawdown of 500 million euros on the Revolving Credit Facility expiring August 2014 was repaid. As a result, the overall facility of 8 billion euros has currently been drawn down for a total of 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities

The average maturity of non-current financial liabilities is 7.20 years.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial Liabilities (current and non-current)” and “Financial Risk Management” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2012.

Financial assets

Financial assets total 5,434 million euros (5,829 million euros at December 31, 2011) of which 897 million euros relating to financial receivables from Group companies.

Moreover, 2,985 million euros (2,938 million euros at December 31, 2011) are classified as current financial assets. This level of current assets, together with unused committed credit lines of 7.95 billion euros, allows the Company to amply meet its repayment obligations.

In particular:

•

Cash and cash equivalents amount to 2,146 million euros (1,595 million euros at December 31, 2011). The different technical forms of investing available cash at December 31, 2012 can be analyzed as follows:

–

Maturities: investments have a maximum maturity of three months;

–

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality.

–

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 363 million euros (864 million euros at December 31, 2011): such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of Italian treasury bonds (358 million euros) and Treasury Credit Certificates (5 million euros assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012). The purchases of BTPs and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009. For further details, reference should be made to the Note “Financial risk management” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2012.

Financial Statements - Telecom Italia S.p.A.

Separate Income Statements

	2012	2011	Change
(millions of euros)		(Restated)
			amount	%

Revenues	16,940	18,045	(1,105)	(6.1)
Other income	241	247	(6)	(2.4)
Total operating revenues and other income	17,181	18,292	(1,111)	(6.1)
Acquisition of goods and services	(5,940)	(6,324)	384	(6.1)
Employee benefits expenses	(2,490)	(2,702)	212	(7.8)
Other operating expenses	(656)	(705)	49	(7.0)
Change in inventories	(13)	13	(26)	°
Internally generated assets	351	362	(11)	(3.0)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	8,433	8,936	(503)	(5.6)
Depreciation and amortization	(3,492)	(3,793)	301	(7.9)
Gains (losses) on disposals of non-current assets	20	(9)	29	°
Impairment reversals (losses) on non-current assets	(4,017)	(5,380)	1,363	°
Operating profit (loss) (EBIT)	944	(246)	1,190	°
Income (expenses) from investments	36	(147)	183	°
Finance income	2,233	2,538	(305)	(12.0)
Finance expenses	(4,238)	(4,625)	387	(8.4)
Profit (loss) before tax	(1,025)	(2,480)	1,455	°
Income tax expense	(796)	(1,165)	369	31.7
Profit (loss) for the year	(1,821)	(3,645)	1,824	°

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,821)	(3,645)
Other components of the Statements of Comprehensive Income
Available-for-sale financial assets
Profit (loss) from fair value adjustments		44	9
Net fiscal impact		(12)	(4)
	(b)	32	5
Hedging instruments
Profit (loss) from fair value adjustments		(458)	(506)
Loss (profit) transferred to the Separate Income Statement		324	122
Net fiscal impact		37	106
	(c)	(97)	(278)
Remeasurements of employee defined benefit plans (IAS 19)
Actuarial gains (losses)		(53)	102
Net fiscal impact		15	(28)
	(d)	(38)	74
Total	(e=b+c+d)	(103)	(199)
Total comprehensive income (loss) for the year	(a+e)	(1,924)	(3,844)

Statements of Financial Position

(millions of euros)		12/31/2012	12/31/2011	Change

		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,611	34,627	(4,016)
Intangible assets with a finite useful life		4,726	4,865	(139)
		35,337	39,492	(4,155)
Tangible assets
Property, plant and equipment owned		9,488	9,726	(238)
Assets held under finance leases		1,005	1,091	(86)
		10,493	10,817	(324)
Other non-current assets
Investments		9,330	9,416	(86)
Non-current financial assets		2,449	2,891	(442)
Miscellaneous receivables and other non-current assets		996	545	451
Deferred tax assets		824	882	(58)
		13,599	13,734	(135)
Total Non-current assets	(a)	59,429	64,043	(4,614)
Current assets
Inventories		112	125	(13)
Trade and miscellaneous receivables and other current assets		4,189	5,047	(858)
Current income tax receivables		55	−	55
Current financial assets
Securities other than investments, financial receivables and other current financial assets		839	1,343	(504)
Cash and cash equivalents		2,146	1,595	551
		2,985	2,938	47
Total Current assets	(b)	7,341	8,110	(769)
Total Assets	(a+b)	66,770	72,153	(5,383)
Equity and liabilities
Equity
Share capital issued		10,694	10,694	−
less: Treasury shares		(21)	(21)	−
Share capital		10,673	10,673	−
Paid-in capital		1,704	1,704	−
Other reserves and retained earnings, including profit (loss) for the year		5,352	8,160	(2,808)
Total Equity	(c)	17,729	20,537	(2,808)
Non-current liabilities
Non-current financial liabilities		34,887	34,941	(54)
Employee benefits		728	741	(13)
Deferred tax liabilities		2	1	1
Provisions		478	468	10
Miscellaneous payables and other non-current liabilities		518	585	(67)
Total Non-current liabilities	(d)	36,613	36,736	(123)
Current liabilities
Current financial liabilities		5,425	7,290	(1,865)
Trade and miscellaneous payables and other current liabilities		7,003	7,527	(524)
Current income tax payables		−	63	(63)
Total Current Liabilities	(e)	12,428	14,880	(2,452)
Total Liabilities	(f=d+e)	49,041	51,616	(2,575)
Total Equity and Liabilities	(c+f)	66,770	72,153	(5,383)

Statements of Cash Flows

(millions of euros)		2012	2011
			(Restated)

Cash flows from operating activities:
Profit (loss) for the year		(1,821)	(3,645)
Adjustments for:
Depreciation and amortization		3,492	3,793
Impairment losses (reversals) on non-current assets (including investments)		4,122	5,829
Net change in deferred tax assets and liabilities		99	110
Losses (gains) realized on disposals of non-current assets (including investments)		(29)	(31)
Change in employee benefits		(232)	(158)
Change in inventories		13	(13)
Change in trade receivables and net amounts due from customers on construction contracts		818	132
Change in trade payables		(571)	(196)
Net change in current income tax receivables/payables		(451)	29
Net change in miscellaneous receivables/payables and other assets/liabilities		(261)	(86)
Cash flows from (used in) operating activities	(a)	5,179	5,764
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,197)	(2,351)
Purchase of tangible assets on an accrual basis		(1,808)	(1,771)
Total purchase of intangible and tangible assets on an accrual basis		(3,005)	(4,122)
Change in amounts due to fixed asset suppliers		217	510
Total purchase of intangible and tangible assets on a cash basis		(2,788)	(3,612)
Acquisitions/disposals of control of subsidiaries or other businesses, net of cash acquired		57	−
Acquisitions/disposals of other investments		(60)	(42)
Change in financial receivables and other financial assets		943	(313)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		29	60
Cash flows from (used in) investing activities	(b)	(1,819)	(3,907)
Cash flows from financing activities:
Change in current financial liabilities and other		(102)	788
Proceeds from non-current financial liabilities (including current portion)		3,940	4,083
Repayments of non-current financial liabilities (including current portion)		(6,670)	(6,391)
Share capital proceeds/reimbursements		−	−
Dividends paid		(900)	(1,190)
Cash flows from (used in) financing activities	(c)	(3,732)	(2,710)
Aggregate cash flows	(d=a+b+c)	(372)	(853)
Net cash and cash equivalents at beginning of the year	(e)	1,283	2,136
Net cash and cash equivalents at end of the year	(f=d+e)	911	1,283

Additional Cash Flow Information

	2012	2011
(millions of euros)		(Restated)

Income taxes (paid)/received	(1,097)	(1,010)
Interest expense paid	(3,576)	(3,311)
Interest income received	1,717	1,440
Dividends received	132	254

Analysis of Cash and Cash Equivalents

(thousands of euros)	2012	2011
		(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,595	2,763
Bank overdrafts repayable on demand	(312)	(627)
	1,283	2,136
Net cash and cash equivalents at the end of the year:
Cash and cash equivalents	2,146	1,594
Bank overdrafts repayable on demand	(1,235)	(311)
	911	1,283

Reconciliation of Consolidated Equity

(millions of euros)	Profit (loss) for the year		Equity at 12/31
	2012	2011	2012	2011

Equity and Profit (Loss) for the year of Telecom Italia S.p.A.	(1,821)	(3,645)	17,729	20,537
Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	816	1,107	18,912	19,727
Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to owners of the Parent:
elimination of carrying amount of consolidated investments	−	−	(30,723)	(31,899)
impairment losses of consolidated companies included in the results of parent companies	201	779	11,037	11,091
elimination of goodwill recognized in Parent financial statements	4,016	5,376	(30,611)	(34,627)
recognition of positive differences arising from purchase of investments, of which:
- goodwill	(4,264)	(7,307)	32,172	36,651
- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(48)	(26)	236	322
effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	−	1	(85)	(103)
valuation of investments using the equity method, net of dividends	(6)	(39)	16	22
intragroup dividends	(570)	(936)	−	−
adjustments of losses (gains) on disposals of investments	38	(119)	−	−
elimination of internal profits included in tangible and intangible assets	(2)	4	(36)	(23)
measurement of hedging derivatives, from Group’s view	5	44	705	801
other adjustments	8	(50)	26	291
Equity and Profit (Loss) for the year attributable to owners of the Parent	(1,627)	(4,811)	19,378	22,790
Equity and Profit (Loss) for the year attributable to Non-controlling interests	350	445	3,634	3,904
Equity and Profit (Loss) for the year in the consolidated financial statements	(1,277)	(4,366)	23,012	26,694

Corporate Boards at December 31, 2012

Board of Directors

The shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company, composed of 15 directors, with a three-year term of office (until the approval of the financial statements for the year ended December 31, 2013). On April 13, 2011, the board of directors thus appointed Franco Bernabè as Executive Chairman (Chairman of the Board and Chief Executive Officer), Aldo Minucci as Deputy Chairman and Marco Patuano as Managing Director and Chief Operating Officer.

Subsequently, on May 15, 2012, the shareholders’ meeting confirmed the appointment to the end of the three-year term of office of the directors Lucia Calvosa and Massimo Egidi, who were co-opted to replace, respectively, the resigning directors Ferdinando Falco Beccalli and Francesco Profumo.

At December 31, 2012 the board of directors is composed of the following members:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

On April 13, 2011, the board of directors set up the following board Committees, which are composed of the members below as of December 31, 2012:

•

Executive Committee - Executive Chairman, Deputy Chairman, Managing Director and Chief Operating Officer, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli;

•

Committee for Internal Control and Corporate Governance (since December 6, 2012: Control and Risk Committee) – Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Lucia Calvosa, Mauro Sentinelli and Luigi Zingales;

•

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Massimo Egidi.

The curricula vitae of the members of the board of directors can be consulted on the Company’s website at the following address: www.telecomitalia.com.

Board of Statutory Auditors

The ordinary shareholders’ meeting held on May 15, 2012 appointed the board of statutory auditors of the Company which will remain in office until the approval of the financial statements for the year 2014.

On September 18, 2012 the resigning Sabrina Bruno was replaced by Roberto Capone (formerly an Alternate Auditor drawn from the same list putting forth Professor Bruno’s candidacy).

The board of statutory auditors is composed as follows at December 31, 2012:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
Gianluca Ponzellini
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Ugo Rock
Vittorio Mariani
Franco Patti

The curricula vitae of the members of the board of statutory auditors can be consulted on the Company’s website at the following address: www.telecomitalia.com.

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart at December 31, 2012

BOARD OF DIRECTOR
(*)
(*) Director Gabriele Galateri di Genola ensures the reconciliation of functions with the Board of Directors
AUDIT DEPARTMENT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE DEPARTMENT
FRANCESCA PETRALIA
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
CHAIRMAN
FRANCO BERNABÈ
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
CORPORATE IDENTITY & PUBLIC RELATIONS
MARCELLA ELVIRA LOGLI
PRESS OFFICE & OPINION MAKERS RELATIONS
CARLO DE MARTINO
ADMINISTRATION, FINANCE AND CONTROL
PIERGIORGIO PELUSO
SECURITY
DAMIANO TOSELLI
TI MEDIA
SEVERINO SALVEMINI
SOUTH AMERICA GENERAL MANAGEMENT
ANDREA MANGONI
TIM BRASIL
ANDREA MANGONI
TELECOM ARGENTINA
FRANCO BERTONE
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
Project Management Office Equivalence of Input
Pietro Labriola
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
BUSINESS SUPPORT OFFICER
PAOLO VANTELLINI
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION & INDUSTRY RELATIONS
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
SIMONE BATTIFERRI
CARING SERVICES DIVISION
STEFANO CIURLI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
CHIEF INFORMATION OFFICER
GIANLUCA PANCACCINI

(1)

Valerio Cavallo took over responsibility for the Compliance Department on February 13, 2013.

(2)

Andrea Mangoni will leave the Telecom Italia Group on April 30, 2013.

(3)

Rodrigo Modesto de Abreu will be replacing Andrea Mangoni as Diretor Presidente of Tim Participacoes from March 4, 2013.

(4)

On February 27, 2013 the board of directors of Telecom Argentina appointed Stefano De Angelis Director General Ejecutivo (CEO) of the Telecom Argentina Group.

Footnotes

(1)

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) are: for the Brazilian real, 2.50953 in 2012 and 2.32669 in 2011; and for the Argentine peso, 5.84408 in 2012 and 5.74419 in 2011. The effect of the change in exchange rates is calculated by applying, to the period under comparison, the foreign currency translation rates used for the current period.

(2)

In 2011 and until June 2012 this Business area was called TI Media – La7 and it included Corporate activities in addition to the TV business.

(3)

Agreement signed in March 2012 by twenty five heads of states and governments (except for the United Kingdom and the Czech Republic) which establishes the obligation to balance the budget – an obligation incorporated in the Italian Constitution – and sets severe penalties for non-compliance. In addition to this, the agreement outlines a process of forced steps to reduce the public debt. The Fiscal Compact dictates that any member states with a public debt to GDP ratio exceeding 60% must reduce the excess value above the threshold by one twentieth each year. To date, only twelve member states have ratified the pact (including Italy, with Finland being the most recent member state to ratify it), which is still a sufficient number to trigger its entry into force.

Sustainability

Introduction

For the past 16 years, Telecom Italia has been publishing its own sustainability report, in which it analyses the Group's performance in respect of the main stakeholders with whom it interacts: Customers, Suppliers, The Environment, The Community, Human Resources and Shareholders.

As a confirmation of the importance attached to this subject, as of 2003, information and indicators regarding sustainability have been incorporated into the Report on Operations, consistent with the Group's intention to present financial and non-financial data together.

References and Governance

The Telecom Italia Group operates with the conviction that business activities must be conducted in a way that considers the expectations of stakeholders, in keeping with the principles established by internationally recognised standards. In defining and implementing its sustainability strategy and programmes, the Group is inspired by the guidelines issued by the main global guidance and standardisation organisations in the field of Corporate Responsibility.

In 2002, Telecom Italia subscribed to the principles of the main point of reference at the global level, that is, the Global Compact, which was launched in 2000 by the UN to promote the protection of the environment, respect for human rights and working standards, and anti-corruption practices.

The System of Sustainability Management also takes into account the principal reference regulations and international standards:

•

European Commission directives, recommendations and communications;

•

the OCSE guidelines directed at multinational enterprises;

•

ISO 9000 and ISO 14000 quality and environmental management system certifications;

•

the principles of the Conventions of the International Labour Organisation (ILO) on respecting the fundamental rights of workers;

•

the Social AccountAbility 8000 standard (SA 8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;

•

AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 establishes the principles that a company must respect in order to define itself as accountable;

•

ISO 26000 guidelines for private and public organisations of all sizes.

The Group’s Corporate Governance system is founded on the central role of the Board of Directors and the Independent Administrators, the transparency of management decisions, the effectiveness of the Internal Control System and on the strict regulations on potential conflicts of interest. The Internal Control System includes the Organisational Model pursuant to Legislative Decree No. 231 of June 8, 2001, aimed at preventing offences such as corruption, extortion and corporate offences.

Sustainability issues are subject to the supervision of the Control and Risk Committee, which performs guidance and control of sustainability activities in general, including projects conducted by the Telecom Italia Foundation, to ensure they are consistent with the Group’s ethical values.

Placement in the indexes

Sustainability indexes are stock indexes in which securities are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The selection process is carried out by specialised agencies that assess companies on the basis of publicly available information or questionnaires, taking account of opinions expressed by the media and stakeholders.

Inclusion in these indexes is of strategic importance to companies because of the positive effects on their reputation and because, in addition to the pension funds and ethical funds, an ever increasing number of investors favour sustainable companies, considering them to be less risky and more promising in the medium to long term.

Taking part in the process of evaluation is, moreover, a timely moment for reflection within the company on the results achieved. The suggestions of the rating agencies at the end of the process are taken into consideration when planning improvement actions in the future.

In 2012, Telecom Italia's place was confirmed, for the ninth year running, in both the Dow Jones Sustainability indexes:

•

the Dow Jones Sustainability World Index (DJSI World), which includes 340 components;

•

the Dow Jones Sustainability Europe index (DJSI Europe), consisting of 166 European components, and the respective Eurozone sub-index.

Since the inception of the Financial Times Stock Exchange for Good (FTSE4Good) series, Telecom Italia has been present in all the major indexes:

•

FTSE4Good Global, consisting of 723 components;

•

FTSE4Good Europe, consisting of 282 components;

•

FTSE4Good Environmental Leaders Europe, which includes 40 components selected from the FTSE4Good Europe on the basis of the results achieved on matters of environmental protection.

Telecom Italia is also included in the following indexes:

•

Vigeo:

–

World 120, consisting of 120 components;

–

Europe 120, consisting of 120 components.

•

Advanced Sustainable Performance Index (ASPI) Eurozone, consisting of 120 components;

•

Ethibel Sustainability Indexes (ESI):

–

Excellence Europe, comprising 199 components;

–

Excellence Euro, consisting of 114 components;

–

Excellence Global, comprising 110 components.

•

MSCI ESG Indexes:

–

MSCI WORLD ESG INDEX, consisting of 761 components;

–

MSCI WORLD formerly USA ESG INDEX, consisting of 452 components;

–

MSCI EAFE ESG INDEX, consisting of 413 components;

–

MSCI EUROPE ESG INDEX, consisting of 204 components.

•

ECPI Indexes:

–

ECPI Ethical Global Equity, consisting of 300 components;

–

ECPI Ethical Euro Equity, consisting of 150 components;

–

ECPI Ethical EMU Equity, consisting of 150 components.

Telecom Italia is also included in the FTSE-ECPI SRI Benchmark.

Telecom Italia is classified as "prime" in the OEKOM rating.

Tim Participações had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index managed by BM&F Bovespa (the São Paolo Stock Exchange), together with the Brazilian Environment Ministry and other financial and sustainability organisations. The index consists of 37 components that have achieved the highest sustainability scores, selected on the basis of a questionnaire submitted to the 183 most traded companies on the BM&F Bovespa.

Communication of non-financial performance

In the context of the Alliance between the European Commission and companies launched in March 2006 with the aim of turning Europe into a centre of excellence in CSR, a “Sustainability and non-financial performance evaluation" laboratory has been set up, of which Telecom Italia has been a co-leader. Following a widespread consultation process involving companies, investors, academics, representatives of the European Commission and stakeholders in Italy and abroad, the laboratory launched an advanced non-financial performance communication model. On the basis of the opinions expressed, the model identified six priority areas (human capital, customer relations, the community, innovation, the environment and corporate governance) in which companies and investors are both interested, and in respect of which, therefore, the high quality reporting of financial information by companies is valued by the financial markets and taken into consideration for the purpose of valuations. During 2012, the laboratory's work continued in the context of a project launched by CSR Europe and ABIS (Academy for Business in Society), in which Telecom Italia plays a leading role together with other big companies and international organisations.

The work is structured into 2 project categories with the following objectives:

•

sharing the best practice used by companies to measure and manage non-financial performance;

•

identifying a small number of concise sustainability performance indicators (superfactors), shared with the financial community (analysts, asset managers, banks, pension funds, etc.).

The preliminary results of the first set of projects were presented in Brussels on November, 29 last year.

Reporting

Scope and criteria

In accordance with the principle of materiality, unless otherwise stated (see the Human Resources chapter), only subsidiaries included in the consolidated accounts that have revenue greater than 300,000 euros and more than 40 employees, excluding discontinued companies and non-current assets held for sale, are taken into consideration in the sustainability reporting.

In accordance with the triple bottom line approach, the company's economic and financial data has to be analysed and represented together with the environmental and social results. Only an overall analysis of company performance including all three dimensions can provide stakeholders with comprehensive information and allow interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, the Group has included sustainability data in the Consolidated Financial Statements since 2003, pre-empting the implementation of European Directive 51/2003, which was transposed in Italy by Legislative Decree no. 32 of February 2, 2007.

The Sustainability Report is based on a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is drawn up on the basis of a system of Key Performance Indicators (KPIs) relating to all the areas in which the Company has a major impact and measuring its capacity to respond as well as the degree to which it has achieved the established objectives.

The KPIs are defined on the basis of:

•

the analysis of the Global Reporting Initiative (GRI), an international organisation which has developed universally applicable guidelines for drawing up the sustainability report, in order to facilitate comparisons between companies;

•

the demands of stakeholders;

•

the questionnaires sent out by the leading rating agencies for the purpose of admission to the stock market sustainability indexes;

•

the experience gained over the 16 years during which the Company has performed this activity.

The KPIs are managed on the CPM system, a dedicated application, in a similar way to that in which financial reports are drawn up. Since 2008, Telecom Italia has had an A+ GRI Application Level for its sustainability reporting.

AccountAbility 1000 and Global Compact/GRI Cross reference Table

The Sustainability Report is based on the AA1000 AccountAbility Principles Standard (APS 2008), adopted as of the 2009 Financial Statements, and set out as below:

•

inclusivity: identification of the stakeholders and their expectations, and development of involvement strategies aimed at improving the Company's sustainability performance;

•

materiality: identification of the important issues for the organisation and its stakeholders;

•

responsiveness: a description of the initiatives carried out by the Company to meet the expectations of stakeholders.

The Telecom Italia Report's compliance with the AA1000 standard is verified by the auditing firm PricewaterhouseCoopers.

In accordance with the principle of materiality, the important themes have been identified, positioning them in the "materiality matrix" shown below, based on their impact on the expectations of stakeholders and the Group's activities.

The impact (economic, environmental and social) on Telecom Italia high
medium
low
child protection
relations wih customers
relations
with shareholders/investors
climate change
digital divide
relations with competitors
the impacts
on supply chain
relations
with employees
privacy
and security
economic
development
relations with NGOs
relations with
institutions
relations with
local communiies
relations
with media
product
responsibility
freedom
of expression
reducing waste
and raw material use
low
medium
high
Stakeholder interest/expectation level

Economic value generated and distributed

The economic value generated and distributed to stakeholders is shown below(1). Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation.

(million euros)	2012	2011

Direct economic value generated
a) Total revenue and operating income	29,801	30,256
b) Interest payable and dividends paid	215	196
c) Net gains (losses) on disposals of non-current assets	53	3
d) Direct economic value generated (a+b+c)	30,069	30,455
Economic value distributed
e) Operating costs	13,845	13,744
f) Employee costs	3,919	3,992
g) Shareholders and providers of capital	3,053	3,306
h) Taxes and duties	1,521	1,785
i) Economic value distributed (e+f+g+h)	22,338	22,827
Economic value retained (d-i)	7,731	7,628

(million euros)	2012	2011

Wages and salaries	2,793	2,788
Social security costs	971	993
Other expenses	155	211
Employee costs	3,919	3,992

(million euros)	2012	2011

Acquisition of external goods and services	12,948	12,859
Other operating costs(1)	1,490	1,510
Change in inventories	(12)	(56)
Internally generated assets	(581)	(569)
Operating costs	13,845	13,744

(1)

Mainly includes write-downs and charges connected to the management of non-financial credits of 548 million euros (533 million euros in 2011), accruals for risks of 214 million euros (128 million euros in 2011), and contributions and fees for the performance of Tlc activities of 621 million euros (675 million euros in 2011) net of “Other taxes and duties” of 391 million euros (349 million euros in 2011) included in the item “Taxes and duties”.

(million euros)	2012	2011

Dividends distributed	991	1,257
Interest payable	2,062	2,049
Shareholders and providers of capital	3,053	3,306

(million euros)	2012	2011

Income taxes	1,130	1,436
Indirect taxes and duties	391	349
Taxes and duties	1,521	1,785
regarding Italian activities	791	1,148
regarding activities abroad	730	637

Customers

Customer satisfaction

The customer listening system aimed at monitoring customer satisfaction covers the following areas:

•

operational processes and events assessed on a "reactive" basis, i.e. immediately after a specific event (e.g. delivery, assurance, sale, sales support);

•

customer contact channels (e.g. points of sale, customer care, web, billing);

•

key products and services (e.g. fixed and mobile broadband, smartphones);

•

life cycle monitored during the stages that characterise the customer's relationship with his/her operator;

•

issues that have a cross-cutting impact on customer satisfaction (e.g. innovation);

•

customer satisfaction assessed on a "reflective" basis, i.e. not in connection with a specific event, determined by the Customer Satisfaction Index - CSI - which adopts the international statistical survey standards (ACSI - American Customer Satisfaction Index model) to determine perceived quality in relation to the main satisfaction drivers for the various customer segments (fixed consumer, mobile consumer, fixed business, mobile business, top clients and public sector), particularly in comparison to similar services offered by the leading competitors. The CSI is certified in accordance with the UNI 11098:2003 standard (guidelines for determining customer satisfaction and for measuring the respective process indicators).

The CSI values of Telecom Italia by segment are shown below.

Customer segment(*)

	2012	2011
CONSUMER	74.93	74.24
BUSINESS	64.59	62.97(†)
TOP CLIENTS AND PUBLIC SECTOR	70.88	69.14(†)
TOTALS	71.98	70.84(†)

(*)

Average satisfaction is measured on a scale of 0-100, where 0 means “not at all satisfied” and 100 means “completely satisfied”.

(†)   The 2011 result has been recalculated based on the new top clients and public sector and business "go to market" model.

The information in the following table refers to the average annual progressive value of total customer satisfaction with Telecom Italia's customer care service measured on a "reactive" basis.

Type of customer care customer

	Overall satisfaction(*)
	2012	2011
187 consumer fixed telephony	8.46	8.32
119 consumer mobile telephony	8.69	8.56
191 business fixed telephony	8.10	7.06
191 business mobile telephony	8.22	7.13

(*)

Average satisfaction measured on a scale of 1-10, where 1 means “not at all satisfied” and 10 means “completely satisfied”.

Customer satisfaction within the managerial incentives scheme

Telecom Italia's formal incentive systems include many targets associated with customer satisfaction, in keeping with the business plan for the current period. These targets are measured using customer satisfaction indexes monitored by means of periodic surveys: the overall CSI for the Company and the specific customer satisfaction indicators per customer segment.

Additional specific targets associated with quality parameters and consistent with the criteria established for corporate and segment customer satisfaction indexes have been established for particularly critical processes and activities (commercial and technical front-end).

Specific targets associated with customer satisfaction have also been established within the collective incentives scheme related to the employees of the Customer Operations and Open Access departments (canvass).

Suppliers

General matters

The selection, assessment and control of the Telecom Italia Group’s suppliers, for high risk procurement markets, involve a pre-contractual qualification stage in which the economic/financial and technical/organisational characteristics are assessed. Verification of these characteristics leads to inclusion in the register of suppliers.

The Group requires every supplier to make a commitment, on behalf of the company in question and any authorised sub-contractors, collaborators and employees, to observe the principles of ethics and conduct contained in the Group’s Code of Ethics.

Registered companies which have received purchase orders normally undergo checks during the supply period, including incoming quality control (a requirement for the acceptance and use of the purchased goods) and monitoring of the vendor rating (systematic assessment of the supply).

Sustainability initiatives

The main initiatives implemented in 2012 are listed below.

•

The implementation of the new process that defines the activities aimed at improving the Corporate Social Responsibility (CSR) of the supply chain continued with a more comprehensive system of elements used to assess the sustainability of suppliers during the qualification stages, incoming quality and vendor rating.

The most significant aspects of the process include:

–

the preparation of a self-assessment questionnaire to be given to new suppliers in the qualification phase and others annually. The questionnaire was developed according to the main requirements contained in the relevant standards for responsible corporate management relating to respect for ethical values and to safeguarding the environment (including SA 8000, Global Compact and ISO 14000) and to the best industry practices;

–

the classification of suppliers based on the potential risks associated with their sustainability performance, using a specific method that considers the social-environmental and business continuity aspects of the procurement markets they operate in. These markets are in fact classified based on parameters such as the geographical areas of reference, the potential impact of the suppliers' activities and of the products/services supplied throughout their entire life cycle on the environment and on the society, as well as the impact on the reputation of Telecom Italia as a customer. Furthermore, a matrix has been constructed that relates spending in the specific purchase market to the risk index calculated on the basis of the parameters described. This allowed the division of the procurement markets into four categories, identifying the most critical ones in terms of sustainability;

–

suppliers belonging to the most at risk categories will undergo CSR audits carried out by staff from the company or specialised third party companies. These audits will be repeated periodically to monitor the implementation of corrective actions and, if the results are positive, in order to verify that the standard of performance found is being maintained.

•

In December 2012, the ISO 9001:2008 certificate of conformity of the “Quality Management System” was confirmed for all the Procurement departments under the responsibility of the Business Support Officer, with specific recognition for the initiatives taken in the field of sustainability. Furthermore, the ISO 14001 certification was confirmed for the service unit facility and real estate and infrastructure acquisitions activities.

Sustainability checks

CSR verification activities continued in respect of common suppliers and sub-suppliers, as required by the Memorandum of Understanding (MoU) signed by Telecom Italia S.p.A., France Telecom S.A. and Deutsche Telekom AG at the end of 2009. In 2011 Belgacom SA, KPN B.V., Swisscom Ltd. and Vodafone Group Services Limited, and in 2012 Telenor ASA and Teliasonera AB, signed up to the memorandum.

The objectives of the initiative known as Joint Audit Cooperation (JAC) are:

•

to verify the sustainability of the most important suppliers/sub-suppliers that are common to the members of the JAC, with production plants located in geographical areas with the greatest socio-environmental risk. The verification is carried out by means of specific audits conducted by third parties using a specific method developed by the JAC members themselves, who share the results of the verifications;

•

to contribute to the increased sustainability of suppliers/sub-suppliers involved by identifying and implementing corrective actions and ongoing improvement programmes, establishing a long-lasting cooperation with reciprocal benefits in terms of efficiency, productivity and risk reduction in the context of the supply chain.

Thanks to the increase in the number of members, JAC's area of influence now extends to 86 production sites (suppliers and sub-contractors) located in Asia, Central and South America, and Eastern Europe. During 2010/2012, 74 audits were carried out by specialised international companies, selected by competitive tender, covering approximately 360 thousand workers in total. The suppliers included in the audit campaign conducted in 2012 belong to the user devices and appliances, network appliances and IT equipment production sectors.

Specific corrective action plans were drawn up for all the non-conformities encountered, establishing the resolution procedures and timetables. The implementation of these plans is monitored on a constant basis by the JAC members.

In total, the work allowed 59% of orders to be verified in the main procurement markets considered to be those with the greatest socio-environmental risk.

Involvement initiatives

•

During the year the suppliers' portal (Vendors Hub), launched at the end of 2011 and created to improve communication and optimise operational processes, was consolidated by applying social networking systems to the business context.

Suppliers are able to access a private area to view important data and events connected to their relationship with Telecom Italia and manage all their own details, thus improving the smooth operation and transparency of the relationship. The portal also includes a public area containing information for potential suppliers.

Documentation is exchanged electronically (e.g. offers, purchase orders, contracts, qualification documentation, surveys), thus reducing the environmental impact resulting from the use of paper and transporting of documents.

•

For the sixth consecutive year, the Group’s main suppliers have been involved in the survey on satisfaction with the Purchasing department and, more generally, with Telecom Italia. The overall assessment of the supply relationship with the Telecom Italia Group achieved a score of 75/100, 2 percentage points higher than that achieved in 2011.

•

The two e-communities set up in previous years for suppliers in the civil infrastructure and network operations sectors, aimed at improving dialogue mainly regarding social and environmental sustainability, remain active.

The activities of the e-communities mainly take place through a platform known as “TelecHome”. Developed in Web 2.0 logic, it contributes to the exchange of information and experiences in order to:

–

integrate the best operational practices adopted in specific subject areas;

–

publish the results obtained, in terms of the environmental/social certifications and achievements attained;

–

support voting campaigns on various initiatives, for their assessment.

The Environment

Environmental performance

The information regarding environmental performance has been drawn from management data, some of which is estimated. The environmental performance data given below covers energy, GHG emissions to air, water consumption, paper, waste and electromagnetic emissions.

Energy

Energy consumption by Telecom Italia S.p.A. and the TI Group is presented according to the guidelines proposed by the Global Reporting Initiative (GRI – G3 Guidelines) regarding direct consumption for heating and transport (Scope1 according to the GreenHouse Gas Protocol(2)) and indirect consumption for the purchase and use of electricity (Scope2).

Heating systems

			Change%
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Energy consumption of diesel fuel	MJ	103,416,900	(13.95)%	(11.26)%
Energy consumption of natural gas	MJ	451,776,000	3.31%	3.57%
Total energy for heating	MJ	555,192,900	(0.41)%	0.45%

Heating systems

			TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Total energy for heating	MJ	662,762,399	88.83%	0%	2.67%	0.29%	8.21%

The data in the table relating to Telecom Italia S.p.A. show that consumption for heating purposes remained substantially unchanged compared to 2011 and 2010. We should point out that major cogeneration plants came into operation in a number of Data Processing Centres in 2009; these plants produce electricity and heat at the same time, resulting in a reduction in the purchase of fossil fuels used exclusively to heat working environments.

In Brazil, the climate makes it unnecessary to heat indoor premises and in Argentina heating is only switched on for short periods of time and primarily in the coldest areas of the Country.

Vehicles

					Change %
	Telecom Italia S.p.A. 2012				2012 vs 2011	2012 vs 2010

Unleaded petrol consumption	l	815,038	MJ	26,228,749	(60.84)%	(78.86)%
Diesel consumption	l	17,817,062	MJ	635,374,233	1.66%	(0.76)%
LPG consumption	l	212,989	MJ	6,383,286	(10.74)%	(*)
CNG consumption	kg	12,981	MJ	631,562	(†)	(†)

Total energy for transport(‡)		MJ		668,617,830	(4.37)%	(12.52)%

(*)

The amount of LPG used in 2010 was negligible and was not recorded.

(†)

The amount of CNG (Compressed Natural Gas) for transport used in 2010 and 2011 was negligible and was not recorded.

(‡)

Represents conversion into MegaJoules of the consumption of unleaded petrol, diesel and LPG expressed in litres and CNG expressed in kg.

Number of vehicles and distance travelled(3)

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Total number of company vehicles	no.	18,859	(2.00)%	(5.25)%
Number of low-emission vehicles(1)	no.	18,584	(2.02)%	(5.30)%

Total distance travelled	km	296,048,469	(3.48)%	(7.49)%

(1)

Euro4 or higher standard vehicles fuelled by unleaded petrol, diesel and LPG, electric vehicles or vehicles running on other fuels with comparable or lower emissions.

At Telecom Italia S.p.A., the significant containment of energy consumption for transport is due partly to the reduction in the distance travelled and partly to the greater efficiency achieved in managing the fleet of vehicles.

Number of vehicles and distance travelled(*)

			TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Total number of vehicles	no.	23,538	80.97%	3.59%	14.15%	0.43%	0.86%
Total energy consumed	MJ	930,792,058	72.81%	5.08%	19.82%	0.90%	1.39%

Total distance travelled	km	376,255,742	79.61%	3.83%	14.47%	0.94%	1.15%

Consumption figures for electricity used to operate the telecommunication network and civil/industrial systems are shown below.

Electricity procured and produced

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Electricity from mixed sources(*)	kWh	1,876,520,483	(1.06)%	(7.27)%
Electricity from renewable sources	kWh	36,712,758	(0.86)%	(8.70)%
Total electricity	kWh	1,913,233,241	(1.06)%	(7.30)%

(*)

Electricity purchased from mixed sources is equal to 1,793 GWh approximately. Self-produced electricity from mixed sources is equal to 83 GWh approximately and refers to the co-generation plants, with an associated consumption equal to 21 million m3 of methane. The production of electricity from continuous diesel generators (not shown in the table) is estimated to be around  3 GWh.

Electricity procured and produced

			TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Total electricity	kWh	2,753,536,413	71.04%	13.25%	14.15%	0.94%	0.62%

There is a continuing downward trend in the amount of electricity procured and produced, despite the increase in traffic handled by the Group's transmission networks. The following section details the actions that continued or were undertaken to improve energy efficiency, primarily aimed at reducing/optimising the power consumption of transmission devices and air conditioning systems:

•

technological modernisation and streamlining of exchange and Radio Base Station (RBS) equipment, involving 877 power stations, 662 dedicated air conditioning systems and 2,450 batteries;

•

optimisation of existing system usage and replacement of obsolete equipment in telephone exchanges;

•

replacement of fluorescent lamps with low energy consumption LED(4) lamps in offices and industrial sites, which has so far involved around 300,000 lamps (including 200,000 replaced in 2012) resulting in significant energy savings for lighting purposes. Additional benefits of the project include the longer life of LED lamps and the resulting reduction in scheduled maintenance activities, as well as the lower environmental impact due to the disposal of spent fluorescent tubes;

•

work in existing cogeneration plants to optimise operation and achieve optimum production potential;

•

installation of photovoltaic panels on 100 fixed network exchanges owned by the company;

•

remote powering of public telephone boxes from the telephone exchange: launched in October 2011, the project was completed in 2012, allowing around 24,000 power supply connections to be cut off. Remotely powered telephone boxes are lit by low energy consumption LED lamps controlled by motion detectors to vary the intensity of the lighting inside the box as a supplement to the courtesy light.

During 2012, Telecom Italia was awarded Energy Efficiency Credits (EEC) for 4 projects. These are the so-called "white certificates", introduced by the Ministerial Decree of July 20, 2004, issued by the Autorità per l’Energia Elettrica e il Gas (AEEG) (Italian energy regulator) to reward organisations that implement projects with quantifiable and measurable energy saving benefits.

Atmospheric emissions

Greenhouse gas emissions by Telecom Italia and the TI Group consist almost exclusively of carbon dioxide and are due to the use of fossil fuels for heating, transport, electricity generation, purchase of electricity produced by third parties and staff travel (for business trips and commuting between home and work).

In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning systems are also considered and converted into kg of CO2 equivalent.

As with the classification of energy consumption for atmospheric emissions use is made of the Global Reporting Initiative - GRI Version 3 - guidelines, which refer to the definitions of the GHG Protocol, distinguishing between direct emissions (Scope1: use of fossil fuels for vehicles, heating, power generation), indirect emissions (Scope2: purchase of electricity for industrial and civil use) and other indirect emissions (Scope3).

Unless otherwise stated, the atmospheric emission figures given in this Report have been calculated based on the updated coefficients made available by the GHG Protocol(5).

Atmospheric emissions

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

CO2 emissions from transport	kg	49,912,911	(4.05)%	(12.14)%
CO2 emissions from heating	kg	32,266,307	(1.44)%	(0.43)%
Emissions of CO2 equivalents for HCFC/HFC(*) dispersals	kg	9,407,820	(56.26)%	(64.92)%
CO2 emissions from electricity generation by cogeneration	kg	39,951,727	(2.50)%	32.80%
CO2 emissions from electricity generation using diesel	kg	2,248,253	(0.57)%	(15.72)%
Total direct emissions of CO2 -under Scope1 GRI	kg	133,787,018	(10.51)%	(10.08)%
CO2 emissions from purchases of electricity generated by mixed sources	kg	693,036,043	(1.07)%	(8.49)%
Total indirect emissions of CO2 -under Scope2 GRI	kg	693,036,043	(1.07)%	(8.49)%
CO2 emissions from work-home commuting(†)	kg	52,110,745	(6.68)%	(13.04)%
CO2 emissions from air travel(‡)	kg	9,064,204	(8.83)%	(9.39)%
Total other indirect emissions of CO2 -under Scope3 GRI	kg	61,174,949	(7.01)%	(12.52)%
Total CO2 emissions	kg	887,998,010	(3.04)%	(9.02)%

 (*)

Hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC), in terms of equivalent CO2 emissions are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. The GWP of HCFC used was 1,780 and that of HFC was 1,300.

(†)

In determining the impact of home-work commuting, reference is made to statistical data produced on the company's personnel.

(‡)

Emissions due to air travel were calculated using the coefficients proposed by the GHG Protocol based on the number of journeys actually made, subdivided by the duration of each individual journey (short or long).

Atmospheric emissions by Telecom Italia S.p.A. are falling in overall terms. The following are a number of considerations on how individual items contributed to the achievement of the overall result:

•

reduction of emissions due to lower consumption by vehicles;

•

reduction of equivalent CO2 emissions, relating to the dispersal of HCFC and HFC used in air conditioning systems, due to the adoption of more meticulous methods for preventing leaks and the replacement of these gases with lower environmental impact solutions;

•

increase in emissions attributable to cogeneration, resulting from the company’s decision to invest more in this technology, with positive financial and environmental benefits. The increase is in any case offset by the lower amount of power purchased from the grid, which overall has led to a positive balance being achieved in terms of emissions;

•

reduction of emissions from diesel electricity generators in situations where the electricity distribution network is unavailable;

•

reduction of emissions resulting from reduced consumption of purchased electricity;

•

reduction of emissions from business air travel by employees due to a reduction in the number of trips, resulting in particular from the greater use of video conferencing.

The following table shows the total CO2 emissions of the Telecom Italia Group.

Atmospheric emissions

		TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Total CO2 emissions – under Scope1 GRI	kg	160,489,454	84.97%	2.36%	9.70%	0.52%	2.45%
Total CO2 emissions – under Scope2 GRI	kg	955,054,662	74.30%	2.62%	21.83%	1.04%	0.21%
Total other CO2 emissions – under Scope3 GRI	kg	97,065,805	71.93%	8.84%	17.44%	0.84%	0.95%
Total CO2 emissions	kg	1,212,609,921	75.52%	3.08%	19.87%	0.96%	0.57%

Water

Water consumption

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Consumption of water drawn from artesian wells	m3	50,000	(7.16)%	(26.20)%
Consumption of water provided by water supply companies	m3	4,399,590	2.32%	1.33%
Total water consumption	m3	4,449,590	2.20%	0.90%

Water consumption

			TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Consumption of water drawn from artesian wells	m3	973,384	5.14%	0%	0%	0.01%	94.85%
Consumption of water drawn from supply companies	m3	6,580,577	68.17%	3.15%	28.12%	0.34%	0.22%
Total water consumption(*)	m3	7,553,961	60.04%	2.74%	24.50%	0.30%	12.42%

(*)

 The significant impact of the Olivetti BU is due to drawings from artesian wells for industrial processes.

Paper

Paper purchased

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Paper purchased for office use	kg	357,211	(13.63)%	(32.57)%
Paper purchased for commercial use	kg	1,466,234	(5.47)%	(10.78)%
Total paper purchased	kg	1,823,445	(7.19)%	(16.09)%

Purchases of paper for office and commercial use (telephone bills) continue to be directed at product types that meet the highest environmental standards based on the responsible management of forests according to the Forest Stewardship Council requirements.

With regard to the working environment, consumption has been rationalised by building awareness about the use of resources and by the "printing on demand" project, which provides for the use of shared high performance printers.

As regards paper purchased for commercial use, activities continued for the purpose of achieving an overall reduction in consumption, particularly by promoting the use of electronic invoices and statements among customers. This allowed around 85 tonnes of paper to be saved compared to 2011, as well as reducing the production of CO2 associated with delivery of the packages.

Paper for office use

		TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Non-recycled paper purchased	kg	148,025	0.95%	2.51%	96.54%	0%	0%
Recycled paper purchased	kg	53,043	0%	100%	0%	0%	0%
FSC certified paper purchased	kg	484,966	78.19%	1.30%	15.70%	2.75%	2.06%
Total paper purchased	kg	686,034	55.48%	9.19%	31.93%	1.94%	1.46%

Waste

The data shown in the table refer to the quantity of waste consigned(6) and recorded by law(7).

Waste consigned(1)

			Change %
		Telecom Italia S.p.A. 2012	2012 vs 2011	2012 vs 2010

Hazardous waste	kg	5,286,859	(8.02)%	(2.27)%
Non-hazardous waste	kg	12,609,327	1.64%	14.12%
Total waste consigned	kg	17,896,186	(1.42)%	8.73%
Waste sent for recycling or recovery	kg	17,175,768	(0.98)%	14.03%
Ratio between the amount of waste recycled/recovered and the total waste	%	95.97%	0.45%	4.87%

(1)

The data does not include telephone poles because these are not disposed of as ordinary waste but under the framework agreement signed in 2003 with the Ministry of the Environment, the Ministry of Production Activities and the production and recovery companies, subject to the favourable opinion of the conference of State-Regions-Autonomous Provinces. In 2012, Telecom Italia decommissioned 173,329 poles weighing a total of 13,866,234 kg.

Waste consigned

			TI Group breakdown by Business Unit (%)
		TI Group 2012	Domestic	Brazil	Argentina	Media	Olivetti

Total waste consigned(*)	kg	20,469,422	88.18%	3.20%	5.59%	0.62%	2.41%

(*)

In order to allow a more accurate comparison to be made between the various BUs, the data for the Argentina BU does not include decommissioned telephone poles although these were consigned and are not managed separately from other waste.

Waste data varies over time according to the quantities and types delivered to the companies contracted to treat it. The most important item of data for Telecom Italia's purposes is the ratio between waste produced and sent for recycling/recovery, which has grown to a significant amount and has improved further compared to 2011.

Electromagnetic emissions

The actions of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

•

careful management of its equipment during its entire life cycle and in compliance with current regulations and internal standards of efficiency and safety;

•

deployment of, and constant research into, the latest technological instruments for checks and controls.

Systematic monitoring of the levels of electromagnetic emissions in the installations of La7, MTV and TI Media Broadcasting aims to ensure that legal limits are respected and high safety standards are maintained for workers and the general population. According to the checks carried out in Italy, the electromagnetic emissions generated by La7 and MTV are well within legal limits.

As part of the certification of mobile phones sold on the market under the TIM brand, TILab performs tests on all technologically innovative products to check the SAR (Specific Absorption Rate) declared by suppliers. This parameter estimates the quantity of electromagnetic energy per unit of body mass absorbed by the human body in the event of exposure to the electromagnetic field generated by mobile handsets. Telecom Italia certifies and sells through its sales network only mobile handsets with a SAR value lower than the limit set by European legislation. In determining the SAR compliance of mobile terminals Telecom Italia complies with the instructions given in the ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines and subsequent declarations of conformity(8). This qualification, which is carried out during the pre-marketing stage, when Telecom Italia does not often have the SAR value declared by the supplier, makes the test more valuable than a simple quality control check.

Joint activities are also taking place with a number of ARPAs (regional environmental protection agencies) to assess the electromagnetic fields generated by RBSs, considering the actual power transmitted based on traffic and power control mechanisms, in accordance with changes to the Prime Ministerial Decree of 8/7/2003 contained in the Decree Law on Growth 179/2012. Similar attention is paid to the emissions from mobile handsets using the frequency bands operated by Telecom Italia: GSM 900 MHz, DCS 1800MHz and UMTS.

Some of the GSM network traffic takes place in half rate mode, which allows a single radio resource to be used for two simultaneous conversations, thus reducing the overall power emitted as compared to the traditional voice coding system.

Telecom Argentina has signed an agreement with the Argentine Federation of Municipalities to respond to the growing need for information on ionising radiations. A continuous data monitoring and dissemination system has been inaugurated in 500 municipalities.

The Community

The contribution made to the Community by the Telecom Italia Group, calculated according to the London Benchmarking Group (LBG) guidelines, amounted to 36.4 million euros in 2012 (30.7 million euros in 2011).

More than 100 major international companies subscribe to the LBG, which was founded in 1994 and is the global gold standard for the classification of voluntary contributions made by companies in favour of the Community.

In accordance with the LBG model, in order to measure and represent the Group's commitment to the Community, the contributions disbursed have been subdivided into three categories (Charity, Investments in the Community, Initiatives in the Community), adopting the customary pyramid-shaped representation, which places initiatives of a charitable nature at the top and initiatives which in addition to being of benefit to the Community are in the commercial interest of the Company at the bottom.

Research and development

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the development of the engineering activities supporting our offers to customers.

Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s patent portfolio. 14 new applications for patents were filed during 2012.

In order to support entrepreneurial and research projects in the Web 2.0 sector, Telecom Italia launched ”Working Capital“ in 2009, which has become a blueprint for initiatives to support innovation. The project intends to promote the development of a new generation of Italian entrepreneurs, providing them with financial support, skills, technologies and dedicated services. The plan for 2013 is to create 3 "accelerators" (one each in Milan, Rome and Catania), centres of excellence for innovation, providing places to study, test and implement projects.

At the end of 2012, the "Changemakers" project was launched to identify and support the development of 10 new entrepreneurial ideas presented by talented young people to improve the lives of at least 10 million citizens. The young people selected will be given the opportunity to join a management support process that will begin in March 2013 with an 8-week residential experience on a campus where participants will be shadowed by teachers and mentors with recognised expertise.

Projects and initiatives

Projects and initiatives in this field can be divided into 4 macro-areas:

•

New generation network

•

Future Internet applications

•

Positive environmental impacts

•

Positive social impacts

New generation network projects

•

Electromagnetic compatibility analyses continued on the new generation wireless LTE (Long Term Evolution) networks currently being designed. The tests focused in particular on the interference issues associated with the proximity in the 800 MHz band spectrum between LTE channels and digital TV (DVB-T) channels and the issues arising from compliance with legal restrictions regarding emissions from the electromagnetic fields of antenna sites.

•

A technical specification was drawn up for the creation of Telecom Italia Sparkle's new Pan European Backbone. This is a long distance transport network (transmission backbone) created using the latest optical interface technologies that provide high transmission speeds (up to 100 Gbit/s) and flexibility of operation with transmission flow reconfiguration carried out inside the new network equipment (Reconfigurable Optical Add-Drop Multiplexer and OTN Cross Connect).

•

Live TV broadcast of the Turin Marathon for RAI achieved with an innovative architecture that uses the LTE network to receive live video signals from motorbikes and remote controlled drones. The initiative allowed production costs to be reduced and avoided the use of helicopters for radio bridging and filming, with positive environmental impacts in terms of a reduction in fuel consumption and therefore atmospheric emissions.

•

Continuation of the EARTH (Energy Aware Radio and NeTwork TecHnologies) project, which began in January 2010 and is scheduled to last two and a half years. Funded by the European Union, the project addresses broad themes including:

–

the development of a new generation of devices and components, focusing in particular on mobile systems such as LTE and its evolutions (LTE-Advanced), while not excluding 3G technologies (UMTS, HSPA);

–

the adoption of new network management system development strategies;

–

the use of innovative algorithms for the efficient use of radio resources.

The project aims to reduce system energy use by a factor of more than 50%, with consequent benefits in terms of savings and lower emissions. A demonstrator was built at the Turin laboratories.

•

During the last quarter of 2012, the METIS (Mobile and wireless communications Enablers for Twenty-twenty (2020) Information Society) project was launched, which will run for 30 months in total. European FP7 financing programme approved in the context of "Call 8". The project involves 29 partners, including the main equipment manufacturers, universities, research centres and operators, including Telecom Italia, with a significant amount of resources. The aim of the project is to set up the new radio system beyond LTE, working in a number of innovative design directions that focus in particular on communication between objects and equipment, with a view to achieving greater overall energy efficiency. As part of the Metis project, Telecom Italia is actively involved in establishing guidelines for designing the new system, as well as pursuing the specific subject of multi-node communication.

•

The last quarter of 2012 also saw the launch of the iJOIN (interworking and JOINt Design of an Open Access and Backhaul Network Architecture for Small Cells based on Cloud Networks) project funded by the European Union and lasting 30 months. The project introduces the concept of RAN-as-a-Service (RANaaS), i.e. a mobile network in which radio functions are managed flexibly and in a centralised way through an open IT platform based on a cloud infrastructure, allowing greater energy efficiency to be achieved.

The project, in which Telecom is participating as the sole operator and with a leadership role in the coordination activities, will present solutions developed internally regarding the deployment of microcells with fibre backhauling and potential centralised control.

Future Internet application projects

•

Telecom Italia has confirmed itself as a protagonist in the development of NFC (Near Field Communications), the technology that allows electronic transactions to be performed with a mobile phone. When it was previewed in Milan, during the Mobile Money Summit event organised by GSMA, a group of over 1,000 people tested the new NFC services around the city while going about their usual everyday activities. In particular, the system allowed them to pay for bus, tram, underground and train tickets, make purchases from around a thousand different stores using the credit card on the smartphone SIM card, use coupons and discount vouchers, all in full compliance with the requirements for the security and privacy of transactions. NFC technology is also used by employees working at Telecom Italia's 3 sites to access the company's offices, pay for meals in the canteen, cafés, and make purchases from vending machines. It is also the basis for the "Share IT" service prototype for sustainable mobility, whereby an NFC smartphone can be used both to book a car and to access and use the car itself.

•

Over the past few years, the way in which we interact with the world around us and the objects within it has changed. The "Augmented Reality" project allows the outside world to be combined with digital information and content that is invisible to the human eye but visible to the watchful eye of the mobile phone. The technology used allows interactive objects to be superimposed on the screen, making reality "clickable and connected". There are dozens of potential applications: from searching for places of interest for tourism (including restaurants and museums) to social activities, "enhanced" reading of books/magazines, "seeing inside" objects and interacting with them, enhanced homes, 3D interaction and many more.

•

A number of young researchers working at the CNR institute for computing and high performance networks, who set up the Eco4Cloud company in 2010, have devised an Internet algorithm that allows an energy saving of up to around 35%, by observing the behaviour of ants. On average, only 30% of a computer's capacity is used. Rather than distributing the workload equally among all the computers connected to a network (1,000 computers used at 50% capacity use more energy than 500 used at 100% capacity) half of them could be switched off or put into low energy hibernation. In November 2012, the project won the Working Capital special award, with which Telecom Italia has enhanced and supported new business ideas, and last July the algorithm was tested on 32 computers at the company's data processing centre in Bari, confirming the specified energy saving.

Projects with positive environmental impacts

•

In July 2012, Telecom Italia, Enel Distribuzione, Indesit Company and Electrolux Appliances set up the non-profit-making and legally recognised Energy@home association with the aim of using new computer and electronic technologies to redesign homes as ecosystems of intercommunicating devices: meter and electricity system, domestic appliances and broadband telecommunication network. Communication allows these systems to integrate smartly, becoming nodes in the Internet of Things in order to reduce waste, increase the reliability and security of the domestic energy system, but above all give consumers more information and choice, educating them in the virtuous use of products and encouraging sustainable lifestyles. The Association is the result of a collaborative project launched in 2009, which has already helped to create a prototype currently being tested by 10 Italian households. The Energy@home system allows power consumption to be monitored and displayed in real time remotely, producing cost information and detailed analysis reports for each individual domestic appliance.

•

In the field of sustainable mobility, Telecom Italia is working with the Fiat Research Centre in the context of the “Connected Car” project to develop solutions that allow mobile terminals to integrate with units installed in vehicles, exchange data and share audio and video resources, thus enabling new services for passengers and drivers. The collaboration has led to the creation of an initial prototype in the laboratory which, once connected to a vehicle, allows fuel consumption and the condition of the vehicle to be monitored using the mobile phone in the car.  Again in the context of ICT solutions applied to the world of transport, Telecom Italia is a long-standing member of the main industry associations (ERTICO, TTS Italia, GSMA CCF) and has been active at European level in the development of ITS (Intelligent Transport Systems) architectures and solutions and standardisation activities (ETSI TC ITS) supporting European legislation for the sector, in line with the ITS Action Plan published by the European Commission and currently being transposed by EU Member States.

•

As part of the activities devoted to developing new mobile access technologies, tests are being carried out on "Active Antenna Systems" technology, based on a type of antenna that includes active elements and is normally linked by optical fibre to the connected part at the foot of the radio station. This solution, which involves the use of innovative algorithms for efficient use of radio resources, also allows the energy efficiency of the Radio Base Stations (RBS) to be improved by replacing coaxial cables with optical fibres in the aerial cable. Additional benefits are also expected, again in terms of consumption, as a result of the introduction of appropriate beamforming technologies (generating specific radiation patterns).

•

Work continued on the ECONET (low Energy COnsumption NETworks) project lasting three years and officially launched in October 2010. Funded by the European Union, the project focuses on the energy used by systems constituting the fixed telecommunication network, for both operators and customers. ECONET, which brings together a consortium of 15 partners including industries, universities, research centres and SMEs from several European and non-European countries, aims to develop and test new integrated control technologies and mechanisms to enable energy saving by the dynamic adaptation of network capacity and resources according to the actual traffic load and requirements of users, while ensuring quality of service at the same time. The aim is to allow the energy requirement of equipment to be reduced by 50% in the short to medium term and 80% in the long term, based on an unchanged business scenario.

•

Telecom Italia coordinated the specific activity relating to Common Power Supplies for fixed terminals in the context of the Home Gateway Initiative (HGI), the final document of which (published in April 2010) provided guidance for the transposition of this specification in the ETSI ATTM context. A number of single power supply prototypes were tested by TILab, which also carried out a comparative LCA (Life Cycle Assessment) of the HGI/ETSI solution compared to the power supplies previously used for the access gateways installed until 2009. With regard to common power supplies for mobile terminals, Telecom Italia worked with the ITU-T to review the L.1000 Recommendation regarding the Universal Mobile Charger, with the aim of reducing the cable and connector options as much as possible and thus converging towards a single power supply solution. For this purpose, the ITU-T issued a specific press release in which Telecom Italia is mentioned first in the list of companies involved in dealing with this issue.

Projects with positive social impacts

•

Telecom Italia has contributed with technological support to supplying networks, services and tutors in the context of the Working Capital programme for a project implemented by Compagnia di San Paolo in the field of Social Housing. The project concerned a building used temporarily in the area of Porta Palazzo in Turin, which has offered temporary users (university students, workers under mobility procedure, employees with no job security, young couples, people leaving sheltered communities) and city users (tourists) 28 apartments since 2012 for a total of 50/60 users. The objective has been to allow temporary and city users to share accommodation, telecommunication and ICT services, as well as "social" services including entertainment, tourism, training, etc. The project is of great social importance and significance in the urban environment as it promotes interaction among the temporary users and their integration in the social context of the city.

•

A social reading tool called SOCIETY (SOCIal Ebook communiTY) was launched which provides a new way of teaching, promoting technological evolution in schools and integrating "traditional" teaching methods with the potential offered by new communication technologies. Social reading is an emerging technique for sharing the reading experience: the reader is no longer passive but becomes a contributor and to a certain extent the author of the book itself. In this new teaching context, new forms of learning can also develop: teachers can guide students in reading a passage, comment on it together with them, add notes, analyse them in class and set a reading/study task to be completed by students on their own at home.

•

In the context of reading and social and collaborative teaching, Telecom Italia is also dealing with the subject of dyslexia, which is a growing phenomenon in schools (10-20% of the school age population have learning difficulties and in 2-5% of cases these are attributable to dyslexia-related disorders). The first stage of the project, carried out with the Turin-based Egò association, is intended to map the actual needs of the individual by means of interviews with the people involved (psychologists, speech therapists, teachers, parents and young people affected by dyslexia). A number of joint initiatives are being launched at both European (EIT projects) and national level (e.g. projects with the ASPHI association and with the Universities of Modena and Reggio Emilia and Eastern Piedmont) to identify effective functions to support dyslexic people, both at school and at home, through an app installed on a tablet computer.

•

Testing of the HELP telemedicine project has been launched at the Polytechnic of Palermo for patients suffering from Parkinson's disease, with the aim of improving their quality of life. Through a capsule inserted in a dental prosthesis for the gradual release of drugs and using mobile phones connected to the TIM network, doctors can interact with the equipment and monitor the clinical parameters of patients remotely. HELP was named winner of the AAL (Ambient Assisted Living Joint Programme ) Award for 2012.

Human Resources

Headcount and Changes

Unless otherwise stated, the data shown in the tables contained in the Human Resources chapter relate to all the Telecom Italia Group companies.

Headcount as of December 31, 2012 is as follows:

Telecom Italia Group

(units)	12.31.2012	12.31.2011	Changes
Italy	54,380	56,838	(2,458)
Abroad	28,761	27,274	1,487
Total personnel on payroll	83,141	84,112	(971)
Agency contract workers	43	42	1
Total personnel	83,184	84,154	(970)
Non-current assets held for sale	-	-	-
Total	83,184	84,154	(970)

Excluding agency contract workers, the TI Group's headcount has decreased by 971 people compared to December 31, 2011.

The changes can be itemised as follows:

•

exit of the company Matrix S.p.A. from the consolidation scope (253 people);

•

net turnover down by 718 people, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change
Domestic	958	3,030	(2,072)
Brazil	5,793	4,710	1,083
Argentina	1,340	889	451
Olivetti, Media and others	130	310	(180)
Turnover	8,221	8,939	(718)

Telecom Italia S.p.A.(*)

(units)	12.31.2012	12.31. 2011	Changes

Total personnel on payroll	44,606	47,801	(3,195)

(*) In 2012, as in 2011, there were no agency contract workers.

As of December 31, 2012, Telecom Italia S.p.A. had 44,606 employees on its payroll.

Compared to December 31, 2011, an overall reduction of 3,195 units was recorded, due to:

•

departure of 1,177 employees due to the transfer of the Information Technology business unit to the company SSC, renamed TI Information Technology;

•

entry into the consolidation scope of 118 people due to the merger with TI Audit;

•

balance of 29 departures due to inter-Group transfers;

•

net turnover down by 2,107 people, as detailed below:

(units)	Recruited	Departed	Net change

Telecom Italia S.p.A. Turnover	297	2,404	(2,107)

Tim Brasil Group

(units)	12.31.2012	31.12.2011	Changes

Total personnel on payroll	11,622	10,539	1,083

The headcount of Tim Brasil Group as of December 31st, 2012, was equal to 11,622 people.

Compared to December 31, 2011, an increase of 1,083 units was recorded, due to:

•

17 incoming people from other Group companies;

•

net turnover up by 1,066 people, as detailed below:

(units)	Recruited	Departed	Net change

Tim Brasil Group Turnover	5,776	4,710	1,066

Telecom Argentina Group

(units)	12.31.2012	12.31.2011	Changes

Total personnel on payroll	16,800	16,349	451

Excluding agency contract workers, the headcount of the Telecom Argentina Group as of December 31, 2012 was 16,800 people.

Compared to December 31, 2011, an increase of 451 people was recorded due to:

•

net turnover up by 451 people as detailed below:

(units)	Recruited	Departed	Net change

Telecom Argentina Group Turnover	1,340	889	451

Characteristics of Telecom Italia Group personnel

Staff operating in the Telecom Italia Group, net of agency workers, have the following characteristics:

The geographical distribution and intake of personnel by the Group, excluding agency contract workers, are the following:

Gender balance

In 2012 the distribution of men and women in the Group was the following:

Distribution of men and women in Telecom Italia Group

(units)	12.31.2012	12.31.2011	Changes

Men	52,493	53,741	(1,248)
Women	30,648	30,371	277
Total	83,141	84,112	(971)

In 2012, the percentage of women holding senior management positions in the Telecom Italia Group was approximately 16% and, in middle management, the proportion of the total was 27%.

People Caring

Over the years, the Telecom Italia Group has developed several programmes and initiatives to support its employees, to improve the quality of their working lives and also to support those outside the Company.

People Caring is the structure created by Telecom Italia to respond to the expectations of employees regarding certain important issues, identified through active listening carried out both on line (Intranet, community, email) and through meetings and focus groups.

The main themes identified are:

•

balance between working life and free time and support for the requirements of employees’families;

•

support for volunteering initiatives by employees;

•

promoting the forms of diversity that exist in the workplace through specific activities and projects.

Development

In Telecom Italia

“Human Capital Development” is the new development system designed for the purpose of:

•

making the most of the energy and talent of people, regardless of their age and position in the organisation;

•

providing everyone with constant feedback on the value of their performance;

•

allowing direct involvement in the development of one's career within the Company.

The new system consists of 2 new tools:

•

“Individual Performance Feedback”, is the new performance assessment tool aimed at promoting dialogue between manager and employee, more focused on feedback and qualitative assessment, with the aim of developing the person to improve his/her performance. The focus is on the employee's conduct, rather than the activities performed. Launched in mid-October, the process has involved over 49 thousand people in the Telecom Italia Group.

•

“Participated Development”, split into 4 sections:

–

“Talent Survey”: each individual can name the colleagues and managers (including those working in other functions) they consider to be "talents", specifying characteristics by selecting distinctive forms of conduct observed in the field. The people identified as talents are then "certified" and involved in various kinds of activities to recognise their contribution;

–

“Succession Survey”: all managers will be able to identify which non-managers, in their opinion, can be assigned to managerial roles and which managers of the same grade can undertake more complex roles. Managerial characteristics can be specified by selecting distinctive forms of conduct observed in the field. The individuals identified will then be "certified" and put forward for development programmes;

–

“Professional Identity”: by completing their professional/personal profile on their personal Intranet page (as of January 2013) individuals can each present their skills, directly and without intermediaries, and make them available to the company;

–

“Willingness to Change”: individuals can each state their professional expectations and willingness to change job/workplace if actual opportunities should arise.

The Talent Survey, Succession Survey and Willingness to Change stages of Participated Development were launched experimentally in December and involved around 10 thousand people.

Selection

In Telecom Italia

The following projects are taking place:

•

"The Day Before" was launched in 2011, in agreement with the trade unions and under agreements signed with the relevant universities, with the aim of combining the achievement of a qualification with the start of a career for university students. The project provides for 200 graduates in technical and economic subjects to be recruited by the subsidiary Telecontac Center (TCC) and 200 graduates in technical subjects to be recruited by the Technology and Open Access department of Telecom Italia. Hired under an 18-month apprenticeship contract, the young people take part in a training programme run by the company to develop the skills needed to hold managerial posts in the future. At the end of the apprenticeship, Telecom Italia has undertaken to confirm the recruitment of 100 young people, who will be assigned to various different parts of the Group.

•

By funding 95 research doctorate scholarships in the most prestigious educational establishments in the country, Telecom Italia intends to contribute to maintaining a constructive and practical  dialogue between the company and universities. 27 industrial research programmes have so far been launched with university partners and the contribution of 66 young doctorate students. During the second half of the year, the assignment of a further 20 research projects to new university partners was completed and the remaining 29 scholarships were granted. At the end of the three-year course, in addition to having achieved a prestigious PhD, the young research students will have an opportunity to gain employment with the Company.

•

The three Corporate Master courses for Engineers and Economists have entered the internship stage. They relate to:

–

Innovation and ICT, with a specific focus on designing and managing new generation services and cloud computing, working with the Federico II University of Naples;

–

Business Innovation & ICT Management at MIP, Polytechnic of Milan;

–

Innovation in ICT networks and services, working with the Polytechnic of Turin, now in its 6th edition.

•

Numerous partnerships continued with prestigious universities through scholarships and internships related to innovation, ICT systems, the world of telecommunication and the media, antitrust, security, general management and labour law issues. During 2012, around 187 young people from leading Italian universities began an internship within the Group.

In Brazil

The main selection programmes implemented in 2012 were:

•

“Young Apprentice” (Jovem Aprendiz): this programme promotes the training of young people between the ages of 16 and 24 for potential employment throughout all areas of the Company. An administrative training course is provided for young people to prepare them to enter the world of work. The programme enrolled 268 participants in 2012.

•

"Talents without frontiers" (Talentos sem Fronteiras): intended to scout the market for young graduates in order to create a talented team of people who can be trained and developed to build the company management team of the future. At the end of 2012, 18 young talented people were recruited in strategic areas of the business.

•

“Internships without frontiers” (Estágio sem Fronteiras): intended to select talented interns with the aim of offering young university students an opportunity to develop in diverse ways and prepare for the labour market, as well as to increase their potential for finding permanent employment in the Company and possibly access the "Talents without frontiers" programme. TIM selected 256 young people in 2012.

Training

In 2012, over 2.2 million hours of training were carried out in the Group costing over 27 million euros in total. 75.5% of personnel participated in at least one training session. Summary data of the training provided by the Telecom Italia Group is shown below.

Training breakdown by job category

	Hours		Participations (*)(no.)	Participants (no.)	Coverage (%)(**)
	Total hours (no.)	Hours per head (no.)
TOTAL	2,276,006	27.4	356,858	62,760	75.5%
Senior managers	45,563	37.9	4,618	1,029	85.5%
Middle managers	151,305	23.3	16,266	4,482	69.0%
Office staff/workers	2,079,138	27.6	335,974	57,249	75.9%

(*)

Shows the total number of participations in the various forms of training (classroom, online, on-the-job training).

(**) Coverage refers to the percentage of participants compared to the total, i.e. the % of human resources who took part in at least one training session compared to the total number of human resources in each individual category (senior managers, middle managers, office staff/workers).

With the project “I care myself”, Telecom Italia gives employees the opportunity to register free of charge for one of the degree courses offered by the faculties of law, economics, engineering, communication science, psychology and arts of the Uninettuno International Telematic University, with the aim of promoting non-work related knowledge and skills. Anyone obtaining at least 50% of the credits required by their curriculum is entitled to a refund of tuition fees for subsequent years as well. Agreed with the industry's main trade unions - SLC-CGIL, FISTel-CISL and UILCOM-UIL - the initiative was remarkably successful, with 2,050 active participants in 2012.

Internal communication

In Telecom Italia S.p.A.

During the first half of the year, the climate survey in Italy was completed using an online questionnaire delivered to all the Group's human resources. A number of focus groups met involving a sample of employees, aimed at discussing the main results of the survey. 67% of employees participated in the Italian climate survey, an increase of 60.5% on the 2010 survey, from all the Group's departments and companies. General satisfaction on a scale of 1 to 10 stood at 7.25, substantially confirming the figure of 7.23 recorded for 2010 (again on a scale of 1 to 10).

In addition to the existing ones, 8 new themed blogs were set up for individual functions, relating to projects open to all employees on subjects connected with the Company, testing, quality, research, photographic passion, social networks, diversity, long distance adoptions, giving blood and other subjects. These blogs were accessed 29,368 times by 2,920 single users.

In November, Telecom Italia received the best internal communication award for its People Caring activities, as part of the ninth Aretê Awards promoted by Nuvolaverde with Confindustria and ABI, and sponsored by numerous associations, foundations and institutions.

Telecom Italia also won the Employer Branding Award 2012 for having achieved second place in the ranking drawn up by Lundquist, the company that assesses online employer branding communication in Italy and Europe, analysing over 100 of the biggest listed and unlisted companies.

In Argentina

NEO TV, a channel of multimedia content, broadcasts in streaming mode in all the company's offices on subjects including health, presentation of work teams and developments in the company's business.

During 2012, 3 new programmes were produced:

•

“Leaders in Action” (Líderes en Acción ), a programme about leadership, culture and communication;

•

“Channel”, the news magazine programme about human resources, containing a monthly round-up of activities in the sector;

•

”Our people” (Nuestra gente) a docu-reality show starring the company's employees with information about their hobbies and leisure activities.

Tecotwitt, a tool similar to Twitter, has continued to be developed to allow all employees to take part in discussions on issues of interest. WikiTeco, a 2.0 application similar to Wikipedia was developed, with original digital content of interest to the Group.

Health and Safety

Among the main activities launched in 2012 in Telecom Italia there are:

•

assessment of work-related stress: the method used was updated and the involvement of the parties concerned was extended. Subsequently, the second preliminary assessment was carried out of uniform groups of workers. This showed that, in the majority of organisational contexts, risk levels are low, with the exception of Consumer and Business Customer Care staff and Technology technical staff, where medium risk situations were encountered. A new assessment was carried out in these specific areas, based on the latest INAIL procedure and with an even more extensive involvement of the parties concerned, including a coordinating doctor and all the workers' safety representatives working in the relevant organisational contexts.

•

"Safety, now" (Sicuri, adesso): aimed at all Telecom Italia S.p.A. employees, was launched to disseminate knowledge and increase awareness of the subject.  The campaign will run until the first quarter of 2013 and will include a number of different initiatives, some of them involving the family members of employees, given the importance of this matter in private life. The main activities implemented included:

–

a survey involving 25,000 colleagues to determine the level of initial awareness and possibly adjust future initiatives;

–

a day dedicated to emergency evacuation drills, conducted in 9 company offices across the country, with the involvement of managers based in these offices;

–

various sessions of the safe driving course, involving  the employees who use company cars most for work-related purposes (engineers and sales staff);

–

child care courses, which are also open to employees' families;

–

a new version of “Safety in your pocket” (La sicurezza in tasca), a safety handbook for employees which has been simplified since the 2008 edition and enhanced with a section on work-related stress.

Accidents

The Group continues to pay constant attention to the issue of safety in the workplace, mainly by verifying implementation of risk control measures and providing training aimed at disseminating a logic of respect and protection for oneself and others. Similar attention is paid to providing training for the operation and maintenance of Tlc systems that involve overhead work (poles, ladders and pylons) in order to ensure that people acquire sufficient knowledge on how to behave correctly during work-related activities. Additional education/training was provided in safe driving techniques. In 2012, this involved around 650 employees, thus raising the total number of employees trained in this field to over 3,000.

The accidents at work data for Telecom Italia S.p.A. are shown below:

	12.31.2012	12.31.2011
Number of accidents (excluding commuting)	577	657
Severity index(*)	0.15	0.29
Frequency rate(*)	8.10	8.99
Average duration in hours	97.46	114.14
Unproductivity index(*)	0.94	1.25
Accidents per 100 workers	1.23	1.35

(*)   The severity, frequency and unproductivity indexes are respectively:

-

the number of conventional working days lost due to accident per thousand hours worked

-

the number of accidents per million hours worked

-

the number of hours lost due to accidents per thousand hours worked

The Group's focus on this subject resulted in a general improvement in the rate of accidents compared to the previous year.

Industrial relations

In Telecom Italia

On February 1th, 2013, ASSTEL and the contracting Trade Unions signed a draft agreement for the renewal - applicable to the three-year period 2012-2014 - of the National Collective Labour Agreement for the employees of telecommunication service companies. The agreement will come into force after it has been approved by the workers' meetings, that is after the signatory unions have put aside their reservations.

On December 31st, 2011, the National Collective Labour Agreement for employees of telecommunication service operating companies expired. During the first half of 2012, negotiations were launched for the renewal of this contract, coordinated by the trade association ASSTEL.

During January, the minutes of the joint examination of changes to shifts in the Fixed Customer Operations Consumer - 187 Commercial Service were signed with the most representative trade unions. The agreed working hours, which include a number of improvements to benefit operators, are consistent with the caring model of the 187 commercial service aimed at improving customer satisfaction. During the same meeting, the parties signed an important agreement regarding well-being in call centres, aimed at people working in the Fixed Consumer Customer Operations department - 187 Commercial Service. The parties planned a series of significant actions regarding the best use of resources, training staff and refreshing their knowledge, the work-life balance, the working environment and the organisation and pace of work. Specific attention was also paid to the needs of pregnant women, who will be granted more flexible working hours. The Company also gave these employees the chance to benefit from parental leave (made up at a later date), raising the age limit of children to 11 (from the current 8).

Both agreements were reached following wide-ranging and detailed discussions, some of them held by specific joint committees, in which the Company and unions performed a broad assessment of the relevant proposals and initiatives which were subsequently agreed upon.

During the first half of 2012, numerous agreements were reached and signed with trade unions for training programmes. Training plays a constant and crucial role in the process of teaching new skills and preventing professional obsolescence and is a constant feature in the application of the guidelines established by the agreement of August 4th, 2010.

As part of "The Day Before" initiative launched last year, aimed at fostering a closer relationship between the world of work and that of academia, an agreement with the Trade Unions was signed on February 15th to extend the project to Florence and Pisa universities.

In March, an agreement was reached for the creation and operation of new trade union representations and the appointment of workers' safety representatives at Telecom Italia S.p.A.. By agreement, the parties identified 25 production units, using the organisational structure of Telecom Italia S.p.A. as a reference, consisting of local operational structures and multi-regional staff structures.

On December 31st, 2011, the performance bonus agreement expired. Since no negotiations could be held for the new premium while negotiations were under way for the first level collective labour agreement, Telecom Italia decided to recognise the contribution made by employees to the economic and productive performance of the company by disbursing a fixed amount for each contract level for the period January, 1st - June, 30th 2012.

In this respect, a specific agreement was reached with trade union representatives in June.

Also in June, during a specific meeting organised for this purpose, the Senior Executives presented the trade unions with the guidelines for Telecom Italia Domestic's 2012-14 business plan.

The content of the presentation was then discussed in detail. Telecom Italia will continue implementing its cost control policy in 2013 and 2014, focusing on improving efficiency, setting up discussion meetings with the trade unions. It will also be working with the Unions to verify that the Government creates the conditions for completion of the social safety net plan required by the agreement signed with the Ministry of Economic Development and the Ministry of Labour on August 4th, 2010.

In accordance with current legislation regarding company transfers, Telecom Italia S.p.A. carried out the required procedure with the trade union representatives (RSUs) regarding the transfer of its business unit exclusively to Shared Service Center S.r.l. with regard to "Information Technology" and the Human Resources and Organization Information Technology department, effective as of November 1st, 2012. Employment contracts were transferred directly from TI S.p.A. to Telecom Italia Information Technology S.r.l. (following the change of name of SSC).

Telecom Italia made a specific commitment to protect workers who left the company before December 31st, 2012 under mobility procedure (on a voluntary basis and according to the non-opposition criterion under existing agreements) if, following legislative changes, they found themselves unable to qualify for a pension; the guarantees offered by the Company provide that, at the end of the redeployment period, these workers will be hired on fixed-term contracts, under the same financial conditions and job categories they had at the time of their termination, for the period needed to qualify for a pension according to current legal provisions. In this respect, important agreements were signed in October with the most representative trade unions according to Telecom Italia S.p.A., Telecom Italia Sparkle S.p.A. and Shared Services Center S.r.l..

For information on industrial relations relating to Telecontact Center, TI Sparkle, TI Media, Olivetti, Brazil and Argentina, go to the sustainability section of the telecomitalia.com website.

Remuneration policy

The Group's remuneration policy is based on an individual pay packet structure that aims to ensure a proper balance between the fixed and variable components, based on the company's strategic objectives and risk management policy. The structure is intended to safeguard the identity and integration of the Group (unity) as well as to respect the diversity of the relevant markets (differentiation), so as to sustain the Company's competitiveness and performance and ensure staff involvement, honesty and internal fairness.

The fixed remuneration component reflects the breadth and strategic nature of the role performed (measured using a job assessment system that uses internationally recognised and certified methods), as well as the individual characteristics and skills of the employee.

The short term variable remuneration aims to support the achievement of annual corporate objectives. The targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria.

The guidelines for application of the 2012 meritocratic policy provided for:

•

the freezing of fixed remuneration, except for employees with key skills and cases in which the remuneration is significantly lower than standard market rates;

•

focus on one-off instruments, according to increasingly selective systems;

•

a significant review of short-term variable incentive policies (MBO), which covered both the operational mechanisms and the identification of recipients. As of 2012, a new incentive scheme was introduced alongside the MBO for professional staff, with the aim of pursuing greater alignment with the overall performance of the Company.

In 2012, in line with the long term rolling incentive structure launched in 2011, Telecom Italia launched a new Long Term Incentive (LTI) cycle, extended to Top Management and so-called selected executives, excluding Senior Executives, which was approved by the Shareholders' Meeting on May 15th, 2012.

Shareholders

Financial Communication

In 2012, the Company organised quarterly conference calls, road shows abroad and meetings in the Group's corporate centres (reverse road shows) as well as attending industry conferences. During these events, the Company met over 300 investors. In addition to these there are the direct contacts and telephone conversations that the Investor Relations team has on a daily basis.

The responses given by the Group to the financial market are based on criteria of relevance, information sensitivity, consistency and topicality in respect of the Group's structure and the actions undertaken to achieve the targets of the strategic plan.

Financial communication also takes into consideration the needs of investors linked to Socially Responsible Investing (SRI), which favours companies that pay attention to ethical, social and environmental factors as well as financial aspects.

Communication with this particular category of investors, which is jointly administered with the Group

Sustainability structure, is developed through individual contacts and participation in dedicated events.

As regards relations with individual (retail) shareholders - there are currently 450,000 holders of ordinary shares - Telecom Italia's strategy aims to increase communication channels in order to respond quickly and effectively to queries regarding the performance of shares and the Group as a whole. The messages and ideas that emerge from dialogue with retail investors are collected and reported to top management.

The “TI Alw@ys ON” Shareholders' Club (telecomitaliaclub.it) was launched in 2006 as a virtual meeting place between the Company and its individual investors. However, the Club is also open to people who do not own shares in the Group and registration provides access to the same free services that are reserved for shareholders, that is:

•

SMS alert, which provides a daily report of the closing price and percentage variations of Telecom Italia’s ordinary and savings shares compared to the previous day, as well as the daily percentage variations in the FTSE/Mib index.

•

Weekly stock exchange report, sent on Monday mornings, summarises performance during the week ending the previous Friday.

•

Quarterly Newsletter, which contains the main announcements taken from the press releases published at the time the Group's results for the period were released.

In addition to these services, Telecom Italia offers shareholders the “Guide to the individual shareholder,” an in-depth document about the Group, available on request and on the website, as well as constant updates through the press releases (institutional, concerning products, financial).

With regard to on line financial communication, the telecomitalia.com website is constantly updated and innovated. Telecom Italia achieved first place overall in the Italian and European “KWD Webranking 2012” rankings produced by KWD, the digital division of Hallvarsson & Halvarsson, a Swedish company that assesses and rewards listed companies that are most attentive to online corporate and financial communication.

Footnotes

1(*)

The value distributed to the Community stakeholder is not shown in the table. Please see the respective chapter.

(2)

The GHG Protocol (Greenhouse Gas Protocol Initiative), established in 1998 by the World Resources Institute and the World Business Council for Sustainable Development, develops calculation methods and studies aimed at promoting innovation and assuming responsibility for climate change.

(3)

The data shown in the tables and graphs relating to transport refer to all the TI Group's vehicles (industrial, commercial, used by executives/managers/sales people), both owned and hired. The vehicles, consumption and distance travelled of vehicles owned or used by the sales force of TIM Brasil and Telecom Argentina have been included only where usage is significant and continuous.

(4)

LED stands for Light Emitting Diode, a solid state device that replaces conventional light sources, like standard incandescent filament or neon lamps, ensuring high luminous efficiency and reliability as well as low energy consumption.

(5)

Emissions relating to the consumption of electricity purchased in the Italian market have been calculated by using the latest coefficient (2009) calculated by the GHG Protocol - which considers the national energy mix - equal to 386 grams of CO2/kWh. For Argentina, the latest coefficient has been used (2011), as calculated and published by the Secretaría de Energía de la Nación Argentina (Ministry of Energy), of 539 grams of CO2/kWh approximately. For Brazil, the average coefficient for 2012 has been used, as calculated and published by the Ministério da Ciência, Tecnologia e Inovação (Ministry of Science, Technology and Innovation), of 69 grams of CO2/kWh approximately.

6(*)

"Waste consigned" refers to the waste delivered to carriers for recycling or reclamation or disposal.

(7)

Slight variations compared to the situation on December 31 may occur until the end of March, because the source of the data is the records of waste loaded and unloaded, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.

(8)

Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz). Health Physics 74(4):494-522; 1998; Statement on the "Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz)". Health Physics 97(3):257-259; 2009.

Consolidated Financial Statements at

December 31, 2012

Contents

Telecom Italia Group Consolidated Financial Statements

Consolidated Statements of Financial Position

137

Separate Consolidated Income Statements

139

Consolidated Statements of Comprehensive Income

140

Consolidated Statements of Changes in Equity

141

Consolidated Statements of Cash Flows

143

Note 1 Form, content and other general information

145

Note 2 Accounting policies

149

Note 3 Business combinations

165

Note 4 Goodwill

167

Note 5 Other intangible assets

172

Note 6 Tangible assets  (owned and under finance leases)

175

Note 7 Investments accounted for using the equity method

179

Note 8 Other investments

181

Note 9 Financial assets (non-current and current)

182

Note 10 Miscellaneous receivables and other    non-current assets

184

Note 11 Income taxes

185

Note 12 Inventories

189

Note 13 Trade and miscellaneous receivables and other current assets

190

Note 14 Equity

192

Note 15 Financial liabilities  (non-current and current)

196

Note 16 Net financial debt

205

Note 17 Financial risk management

206

Note 18 Derivatives

212

Note 19 Supplementary disclosures on financial instruments

214

Note 20 Employee benefits

222

Note 21 Provisions

225

Note 22 Miscellaneous payables and other  non-current liabilities

226

Note 23 Trade and miscellaneous payables and other current liabilities

227

Note 24 Contingent liabilities, other information, commitments and guarantees

228

Note 25 Revenues

240

Note 26 Other income

240

Note 27 Acquisition of goods and services

241

Note 28 Employee benefits expenses

242

Note 29 Other operating expenses

244

Note 30 Internally generated assets

245

Note 31 Depreciation and amortization

246

Note 32 Gains (losses) on disposals of non-current assets

247

Note 33 Impairment reversals (losses) on  non-current assets

248

Note 34 Other income (expenses) from investments

249

Note 35 Finance income and expenses

250

Note 36 Profit (loss) for the year

253

Note 37 Earnings per share

254

Note 38 Segment reporting

257

Note 39 Related party transactions

261

Note 40 Equity compensation plans

273

Note 41 Significant non-recurring events and transactions

279

Note 42 Positions or transactions resulting from atypical and/or unusual operations

281

Note 43 Other information

282

Note 44 Events subsequent to December 31, 2012

286

Note 45 List of companies of the Telecom Italia Group

287

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	12/31/2012	of which related parties	12/31/2011	of which related parties

Non-current assets
Intangible assets
Goodwill		4)	32,410		36,902
Other intangible assets		5)	7,927		8,637
			40,337		45,539
Tangible assets		6)
Property, plant and equipment owned			14,465		14,899
Assets held under finance leases			1,014		1,094
			15,479		15,993
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		7)	65		47
Other investments		8)	39		38
Non-current financial assets		9)	2,496	265	2,949	269
Miscellaneous receivables and other non-current assets		10)	1,496		1,128
Deferred tax assets		11)	1,432		1,637
			5,528		5,799
Total Non-current assets	(a)		61,344		67,331
Current assets
Inventories		12)	436		447
Trade and miscellaneous receivables and other current assets		13)	7,006	235	7,770	257
Current income tax receivables		11)	77		155
Current financial assets		9)
Securities other than investments, financial receivables and other current financial assets			1,256	12	1,469	36
Cash and cash equivalents			7,436	279	6,714	278
			8,692		8,183
Current assets sub-total			16,211		16,555
Discontinued operations/Non-current assets held for sale
of a financial nature			−		−
of a non-financial nature			−		−
			−		−
Total Current assets	(b)		16,211		16,555
Total Assets	(a+b)		77,555		83,886

Equity and Liabilities

(millions of euros)		note	12/31/2012	of which related parties	12/31/2011	of which related parties

Equity		14)
Share capital issued			10,693		10,693
less: treasury shares			(89)		(89)
Share capital			10,604		10,604
Paid-in capital			1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			7,070		10,482
Equity attributable to owners of the Parent			19,378		22,790
Non-controlling interests			3,634		3,904
Total Equity	(c)		23,012		26,694
Non-current liabilities
Non-current financial liabilities		15)	34,091	476	35,860	483
Employee benefits		20)	872		850
Deferred tax liabilities		11)	848		1,084
Provisions		21)	863		831
Miscellaneous payables and other non-current liabilities		22)	1,053	2	1,156	3
Total Non-current liabilities	(d)		37,727		39,781
Current liabilities
Current financial liabilities		15)	6,150	178	6,091	192
Trade and miscellaneous payables and other current liabilities		23)	10,542	327	10,984	252
Current income tax payables		11)	124		336
Current liabilities sub-total			16,816		17,411
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			−		−
of a non-financial nature			−		−
			−		−
Total Current liabilities	(e)		16,816		17,411
Total liabilities	(f=d+e)		54,543		57,192
Total Equity and Liabilities	(c+f)		77,555		83,886

Separate Consolidated Income Statements

(millions of euros)	note	Year 2012	of which related parties	Year 2011	of which related parties
				(Restated)

Revenues	25)	29,503	1,025	29,957	1,100
Other income	26)	298	3	299	2
Total operating revenues and other income		29,801		30,256
Acquisition of goods and services	27)	(12,948)	(745)	(12,859)	(729)
Employee benefits expenses	28)	(3,919)	(104)	(3,992)	(113)
Other operating expenses	29)	(1,882)		(1,859)
Changes in inventories		12		56
Internally generated assets	30)	581		569
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		11,645		12,171
of which: impact of non-recurring items	41)	(71)		(24)
Depreciation and amortization	31)	(5,340)		(5,496)
Gains (losses) on disposals of non-current assets	32)	53		3
Impairment reversals (losses) on non-current assets	33)	(4,432)		(7,358)
Operating profit (loss) (EBIT)		1,926		(680)
of which: impact of non-recurring items	41)	(4,429)		(7,353)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(6)		(39)
Other income (expenses) from investments	34)	2		16
Finance income	35)	2,082	45	2,464	127
Finance expenses	35)	(4,048)	(83)	(4,504)	(93)
Profit (loss) before tax from continuing operations		(44)		(2,743)
of which: impact of non-recurring items	41)	(4,478)		(7,337)
Income tax expense		(1,235)		(1,610)
Profit (loss) from continuing operations		(1,279)		(4,353)
Profit (loss) from Discontinued operations/Non-current assets held for sale		2		(13)
Profit (loss) for the year	36)	(1,277)		(4,366)
of which: impact of non-recurring items	41)	(4,111)		(7,345)
Attributable to:
Owners of the Parent		(1,627)		(4,811)
Non-controlling interests		350		445

(euro)		Year	Year
		2012	2011
			(Restated)

Earnings per share:
Basic and Diluted Earnings Per Share (EPS)(*):	37)
Ordinary Share		(0.08)	(0.25)
Savings Share		(0.08)	(0.25)
of which:
from Continuing operations
ordinary share		(0.08)	(0.25)
savings share		(0.08)	(0.25)
from Discontinued operations/Non-current assets held for sale
ordinary share		−	−
savings share		−	−

(*) Basic EPS is equal to Diluted EPS.

Consolidated Statements of Comprehensive Income

Note 14

(millions of euros)		Year	Year
		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,277)	(4,366)
Other components of the Statements of Comprehensive Income:

Available-for-sale financial assets:
Profit (loss) from fair value adjustments		57	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	2
Net fiscal impact		(11)	(4)
	(b)	47	3

Hedging instruments:
Profit (loss) from fair value adjustments		(702)	523
Loss (profit) transferred to the Separate Consolidated Income Statement		272	(230)
Net fiscal impact		121	(83)
	(c)	(309)	210

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,068)	(612)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		−	75
Net fiscal impact		−	−
	(d)	(1,068)	(537)

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		(56)	117
Net fiscal impact		14	(33)
	(e)	(42)	84

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Loss (profit) transferred to the Separate Consolidated Income Statement		−	−
Net fiscal impact		−	−
	(f)	−	−

Total	(g=b+c+d+e+f)	(1,372)	(240)

Comprehensive income (loss) for the year	(a+g)	(2,649)	(4,606)
Attributable to:
Owners of the Parent		(2,516)	(4,826)
Non-controlling interests		(133)	220

Consolidated Statements of Changes in Equity

Changes in Equity in 2011

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other comprehensive income (loss) of associates	Other reserves and retained earnings, including profit (loss) for the year	Total	Non-controlling interests	Total equity

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	112	(1)	15,301	28,819	3,736	32,555
Changes in equity during the year:
Dividends approved								(1,184)	(1,184)	(118)	(1,302)
Comprehensive income (loss) for the year			3	210	(312)	84		(4,811)	(4,826)	220	(4,606)
Grant of equity instruments	4	7						(4)	7		7
Effect of increase in economic stake in Argentina BU								(57)	(57)	(153)	(210)
Effect of capital operations of Brazil BU companies								19	19	221	240
Other changes								12	12	(2)	10
Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

(*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Changes in Equity in 2012 – Note 14

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other comprehensive income (loss) of associates	Other reserves and retained earnings, including profit (loss) for the year	Total	Non-controlling interests	Total equity

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694
Changes in equity during the year:
Dividends approved								(895)	(895)	(143)	(1,038)
Comprehensive income (loss) for the year			47	(309)	(585)	(42)		(1,627)	(2,516)	(133)	(2,649)
Grant of equity instruments								2	2		2
Other changes								(3)	(3)	6	3
Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

 (*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Consolidated Statements of Cash Flows

(millions of euros)		note	Year	Year
			2012	2011
				(Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations			(1,279)	(4,353)
Adjustments for:
Depreciation and amortization			5,340	5,496
Impairment losses (reversals) on non-current assets (including investments)			4,434	7,365
Net change in deferred tax assets and liabilities			79	156
Losses (gains) realized on disposals of non-current assets (including investments)			(54)	(18)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			6	39
Change in provisions for employees benefits			(221)	(175)
Change in inventories			12	(36)
Change in trade receivables and net amounts due from customers on construction contracts			851	3
Change in trade payables			(139)	(164)
Net change in current income tax receivables/payables			(473)	90
Net change in miscellaneous receivables/payables and other assets/liabilities			(35)	109
Cash flows from (used in) operating activities	(a)		8,521	8,512
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(1,995)	(3,066)
Purchase of tangible assets on an accrual basis		6)	(3,201)	(3,029)
Total purchase of intangible and tangible assets on an accrual basis (*)			(5,196)	(6,095)
Change in amounts due to fixed asset suppliers			(113)	557
Total purchase of intangible and tangible assets on a cash basis			(5,309)	(5,538)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			(7)	(668)
Acquisitions/disposals of other investments		8)	(3)	(1)
Change in financial receivables and other financial assets			519	(580)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			40	51
Proceeds from sale/repayment of intangible, tangible and other non-current assets			77	435
Cash flows from (used in) investing activities	(b)		(4,683)	(6,301)
Cash flows from financing activities:
Change in current financial liabilities and other			(796)	1,351
Proceeds from non-current financial liabilities (including current portion)			4,624	4,523
Repayments of non-current financial liabilities (including current portion)			(5,659)	(5,290)
Share capital proceeds/reimbursements (including subsidiaries)			(2)	240
Dividends paid (*)			(1,031)	(1,326)
Changes in ownership interests in consolidated subsidiaries			−	(211)
Cash flows from (used in) financing activities	(c)		(2,864)	(713)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)		−	−
Aggregate cash flows	(e=a+b+c+d)		974	1,498
Net cash and cash equivalents at beginning of the year	(f)		6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)		(247)	(110)
Net cash and cash equivalents at end of the year	(h=e+f+g)		7,397	6,670

(*) of which related parties:
Total purchase of intangible and tangible assets on an accrual basis			127	166
Dividends paid			139	192

Additional Cash Flow Information

(millions of euros)			Year	Year
			2012	2011
				(Restated)

Income taxes (paid) received			(1,522)	(1,381)
Interest expense paid			(3,518)	(3,044)
Interest income received			1,687	1,332
Dividends received			2	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)			Year	Year
			2012	2011
				(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations			6,714	5,526
Bank overdrafts repayable on demand – from continuing operations			(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			6,670	5,282
Net cash and cash equivalents at the end of the year:
Cash and cash equivalents - from continuing operations			7,436	6,714
Bank overdrafts repayable on demand – from continuing operations			(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale			−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale			−	−
			7,397	6,670

Note 1
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the Company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In 2012, the Group applied the accounting policies on a basis consistent with those of the previous years, except for:

•

the early adoption, starting from the first half of 2012, of the revised version of IAS 19 (Employee Benefits) whose effects are described in Note “Accounting Polices”. The early adoption of such amendments resulted in the restatement of the 2011 separate consolidated income statements and consolidated statements of comprehensive income (“Restated”);

•

the new standards and interpretations adopted by the Group since January 1, 2012, that, however, did not have any effect on the consolidated financial statements at December 31, 2012.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding year.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2012 was approved by resolution of the board of directors’ meeting held on March 7, 2013.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

In addition to EBIT or Operating profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

the consolidated statement of comprehensive income includes the profit (loss) for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations, income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated statements of financial position, the separate consolidated income statements and the consolidated statements of cash flows.

Segment Reporting

An operating segment is a component of an entity:

•

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for Telecom Italia the Board of Directors) to be allocated to the segment and assess its performance; and

•

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the relative support activities;

•

Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•

Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•

Media: includes television network operations and management;

•

Olivetti: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2012 compared to December 31, 2011 are listed below.

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

La7 S.r.l.	new company	Media	May 2012

Exit of companies from the scope of
consolidation:

Company		Business Unit	Month

Matrix S.p.A.	sold	Other Operations	October 2012
Olivetti Holding B.V.	liquidated	Other operations	October 2012
Latin American Nautilus Mexico S.A.	liquidated	Domestic	May 2012
Teco Soft Argentina S.A.	liquidated	Other operations	March 2012

Merger of subsidiaries:

Company		Business Unit	Month

4G Holding S.p.A.	merged in 4G Retail S.r.l.	Domestic	November 2012
Mediterranean Nautilus B V.	merged in Lan Med Nautilus Ltd	Domestic	November 2012
Saiat Società Attività Intermedie Ausiliarie TLC S.p.A.	merged in Telecom Italia S.p.A.	Other operations	November 2012
Tim Fiber SP Ltda Tim Fiber RJ S.A.	merged in Tim Cellular S.A.	Brazil	August 2012
Telecom Italia Audit and Compliance Services Scarl	merged in Telecom Italia S.p.A.	Domestic	January 2012

The breakdown by number of subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2012 and December 31, 2011 is as follows:

	12/31/2012
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	58	61	119

	12/31/2011
Companies:	Italy	Outside Italy	Total

subsidiaries consolidated line-by-line	45	67	112
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	61	67	128

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Note 2
Accounting policies

Going concern

The consolidated financial statements for the year ended December 31, 2012 have been prepared  on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

-

changes in the general macroeconomic condition in the Italian, European and South American markets;

-

variations in business conditions;

-

changes to laws and regulations (price and rate variations);

-

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

-

financial risks (interest rate and/or exchange rate trends);

•

the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the paragraph “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Principles of consolidation

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The statement of financial position date of all the subsidiaries’ financial statements coincides with that of the Parent.

Control exists when the Parent, directly or indirectly, has the majority of voting rights or has the power, also through contractual agreements, to determine the financial and operating policies of an enterprise in order to obtain benefits from its activities.

In the preparation of the consolidated financial statements, the assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis, and non-controlling interests in equity and profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, the separate consolidated income statement and the consolidated statement of comprehensive income.

Under IAS 27, the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after any adjustment to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method), whereas income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified under equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests.

The cash flows of foreign consolidated subsidiaries expressed in currencies other than the euro included in the consolidated statement of cash flows are translated into euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

In particular, under the equity method the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes the investor’s share of the profit or loss of the investee.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstances cease. If the Group’s share of losses of an associate or a joint venture exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Under IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Parent.

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)

the aggregate of:

the consideration transferred (measured in accordance with IFRS 3; generally recognized on the basis of the acquisition date fair value);

the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree.

b)

the acquisition date fair value of the identifiable assets acquired, net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•

incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize any resulting gain or loss in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy “Impairment of tangible and intangible assets - Goodwill”, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Upon IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources, and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs only include expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the way the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives. The amortization rates are reviewed annually and revised if the current estimated useful life is different from the previous estimate. The effect of such changes is recognized prospectively in the separate consolidated income statement.

For a small portion of mobile and broadband offerings, the Group capitalizes directly attributable subscriber acquisition costs (consisting of commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period established in the underlying contract (between 12 and 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized, when the obligation arises, in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred are recalculated annually, at each financial year-end. Changes in this liability must be recognized as an increase or decrease of the cost of the relative asset, and the amount deducted from the cost of the asset must not exceed its carrying amount. Any excess must be recorded immediately in the separate consolidated income statement, conventionally under the line item Depreciation.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from the previous estimate. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is made so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with the policy for owned depreciable assets. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the “finance expense” line item to which they relate.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a reduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (for the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

To calculate impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (i.e., financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), also including the cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At each closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

Financial instruments

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets according to whether they are to be kept in the Group’s portfolio for a period of more or less than 12 months.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is released to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets”, whose fair value cannot be measured reliably, are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and are stated at acquisition cost, including transaction costs, on initial recognition, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are recognized directly in the separate consolidated income statement.

Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized according to the percentage of completion method and classified under current assets.

Any losses on such contracts are recorded in full in the separate consolidated income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provisions are made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the statement of financial position. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell. Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnities

Employee severance indemnities, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

Following the early adoption of the revised version of IAS 19 (Employee Benefits), starting from the first half of 2012, the remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Interest expenses related to the “time value” component of the actuarial calculations, are  recognized in the separate consolidated income statement as finance expenses.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees must transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of a “Defined benefit plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (stock options and long-term incentive plans). These plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year this liability is measured at fair value.

Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be made are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. Where the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred also taking into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer, whereas traffic revenues are recorded on the basis of the minutes used. The related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the remaining amount paid by the customer exceeding the services value.

A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method; changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss; and gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable, following the approval by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the statement of comprehensive income the amount of income taxes relating to each item included as “Other components of the Statement of comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities/assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for these differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates
Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model, as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and tax disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), section 10, in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations endorsed by EU in force from January 1, 2012

As required by IAS 8, the application of amendments to IAS 12 (Income Taxes) and to IFRS 7 (Disclosures-Transfers of Financial Assets), in force from January 1, 2012, did not have an impact on the consolidated financial statements at December 31, 2012.

New Standards and Interpretations endorsed by EU, not yet in force and early adopted

IAS 19 (2011) (Employee benefits)

In June 2012, Commission Regulation EU No. 475-2012 was issued adopting the revised version of IAS 19 (Employee Benefits) which is applicable retrospectively, starting from January 1, 2013, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate consolidated income statement. In particular, under the amended IAS 19 (2011), with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the option adopted by the Telecom Italia Group whereby these components had been recorded in employee benefits expenses in the separate consolidated income statement). Service costs, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate consolidated income statement. The early adoption of such amendments resulted in the restatement of the 2010 and 2011 separate consolidated income statements and consolidated statements of comprehensive income (Restated), and had no impact on Equity other than the reclassification of certain reserves, as detailed in the note “Equity”.

Separate Consolidated Income Statements

	Year 2011	Year 2010
(millions of euros)

Employee benefits expenses – reversal of actuarial Gains	(117)	(4)
Employee benefits expenses – reclassification of the interest component	42	44
Finance expenses - reclassification of the interest component	(42)	(44)
Income tax expense	33	1
Impact on Profit (loss) for the year	(84)	(3)

These changes had no impact on both the basic and diluted earnings per share for 2010, while, for 2011, the aforementioned changes had a negative impact of 0.01 euros.

Consolidated Statements of Comprehensive Income

	Year 2011	Year 2010
(millions of euros)

Impact on Profit (loss) for the year	(84)	(3)

Remeasurements of employee defined benefit plans (IAS 19 ):	84	3
Actuarial gains	117	4
Net fiscal impact	(33)	(1)

Impact on comprehensive income (loss) for the year	-	-

Consolidated Statements of Cash Flows

The early application of the revised IAS 19 had no effect on “Aggregate cash flows” in the consolidated statements of cash flows and in particular on the “Cash flows from (used in) operating activities”.

Consolidated Statements of financial position

The early application of IAS 19 (2011) had no impact on the Consolidated Statements of financial position.

New Standards and Interpretations endorsed by EU not yet in force

During the year 2012 the following standards were endorsed at EU level:

Mandatory application: annual periods beginning on or after
Amendments to IAS 1 (Presentation of Financial Statements)	January 1, 2013
Amendments to IFRS 7 (Disclosures–Offsetting Financial Assets and Financial Liabilities)	January 1, 2013
IFRS 13 (Fair value measurement)	January 1, 2013
IAS 27 (Separate Financial Statements)	January 1, 2014
IAS 28 (Investments in associates and joint ventures)	January 1, 2014
IAS 10 (Consolidated financial statements)	January 1, 2014
IFRS 11 (Joint Arrangements)	January 1, 2014
IFRS 12 (Disclosure of interests in other entities)	January 1, 2014
Amendments to IAS 32 (Financial instruments: Presentation - Offsetting Financial Assets and Financial Liabilities)	January 1, 2014

The potential impacts arising from their application on the consolidated financial statements are currently being assessed.

Note 3
Business combinations

2011 - Acquisition of the 4G Holding group (4G)

On July 27, 2011, Telecom Italia, after having received authorization from the Antitrust Authority, finalized the acquisition of a 71% interest in the company 4G Holding S.p.A., which in turn held a 100% interest in 4G Retail S.r.l. The acquisition involved an outlay of about 8.6 million euros (including incidental expenses). The transaction was carried out through TLC Commercial Services S.r.l., a wholly-owned subsidiary of the Parent.

4G Holding S.p.A. and 4G Retail S.r.l. were merged in 2012.

In view of the reciprocal commitments already undertaken by the Telecom Italia Group and the current sole minority shareholder, Gir S.r.l., as regards the future transfer of the shares held by the latter, the accounting effects of the business combination have been calculated based on an economic interest of 100% and, as set forth in IFRS 3, can be summarized as follows:

•

the measurement of the interest acquired is equal to 16 million euros and is inclusive of the measurement of the future acquisition of the interest held by the minority shareholder;

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value.

Following the measurement of the Assets acquired and Liabilities assumed by 4G for their recognition at fair value, the amounts originally determined were confirmed and are shown below:

(millions of euros)		Final fair value amount

Measurement of consideration	(a)	16
Value of assets acquired	(b)	67
Value of liabilities assumed	(c)	(67)
Goodwill	(a–b-c)	16

In addition, the most important acquisition-date amounts of the assets and liabilities of the 4G group are summarized as follows:

4G group – acquisition-date amounts

(millions of euros)		Final fair value amounts	Carrying amounts

Goodwill arising from business combinations		16	-
Other non-current assets		22	29
Current assets		45	45
Total assets	(a)	83	74
Total non-current liabilities		12	5
Total current liabilities		55	55
Total liabilities	(b)	67	60
Net assets	(a-b)	16	14

2011 - Acquisition of Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, the acquisition, through the subsidiary Tim Celular S.A., of telecommunications infrastructure operators in the states of São Paulo and Rio de Janeiro from Companhia Brasiliana de Energia was finalized and the companies were renamed Tim Fiber SP and Tim Fiber RJ. The acquisition involved an outlay of approximately 656 million euros (including incidental expenses).

As a result of the above transaction, a 100% interest has been acquired in the company Tim Fiber SP and a 98.3% interest, subsequently increased to 100%, in the company Tim Fiber RJ.

The accounting effects of the business combination have been calculated based on 100% ownership, as required by IFRS 3, and can be summarized as follows on a provisional basis:

•

the measurement of the consideration for both companies is equal to 657 million euros and is inclusive of the non-controlling interest acquired after October 31, 2011;

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value. During the course of 2012 – and in any case within 12 months of acquisition – the provisional amounts of the assets and liabilities recorded at the acquisition date have been adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. In addition to the amounts of the assets acquired and liabilities assumed, overall final goodwill of 499 million euros was recognized, calculated as illustrated in the following table:

(millions of euros)		Tim Fiber SP + Tim Fiber RJ Final fair value amount	Tim Fiber SP + Tim Fiber RJ Provisional fair value amount	Change

Measurement of consideration	(a)	657	657	-
Net assets acquired	(b)	158	101	57
Goodwill	(a-b)	499	556	(57)

The most important acquisition-date amounts of the assets and liabilities of the companies Tim Fiber SP and Tim Fiber RJ are summarized as follows:

Tim Fiber SP and Tim Fiber RJ – acquisition-date amounts

		Tim Fiber SP + Tim Fiber RJ
(millions of euros)		Final fair value amount	Provisional Fair value amount	Carrying amounts	Change
		(a)	(b)		(a-b)

Goodwill arising from the business combinations		499	556	-	(57)
Other non-current assets		218	131	131	87
Current assets		39	39	39
Total assets	(a)	756	726	170	30
Total non-current liabilities		72	42	42	30
Total current liabilities		27	27	27
Total liabilities	(b)	99	69	69	30
Net assets	(a-b)	657	657	101

The final allocation of the consideration paid led to a higher loss for the year of 1 million euros in the 2011 separate consolidated income statement.

In addition, the changes shown in the table above were subject to other changes, mainly due to exchange rates fluctuations.

Note 4
Goodwill

Goodwill shows the following breakdown and changes during 2011 and 2012:

(millions of euros)	12/31/2010	Increase	Decrease	Impairments	Exchange differences	12/31/2011

Domestic	41,947	16	(10)	(7,307)		34,646
Core Domestic	41,532	16	(10)	(7,307)		34,231
International Wholesale	415					415
Brazil	1,609	499			(154)	1,954
Argentina	184				(8)	176
Media	183			(57)		126
Other Operations	−					−
Total	43,923	515	(10)	(7,364)	(162)	36,902

(millions of euros)	12/31/2011	Increase	Decrease	Impairments	Exchange differences	12/31/2012

Domestic	34,646			(4,016)		30,630
Core Domestic	34,231			(4,016)		30,215
International Wholesale	415					415
Brazil	1,954				(195)	1,759
Argentina	176			(168)	(8)	−
Media	126			(105)		21
Other Operations	−					−
Total	36,902	−	−	(4,289)	(203)	32,410

The decrease of 4,492 million euros in 2012 includes:

•

the goodwill impairment loss of 4,016 million euros  for the Domestic Business Unit,  due to the result of the impairment test conducted at December 31, 2012, implemented using the same method adopted in previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its carrying amount at the same date;

•

the goodwill impairment loss for the Argentina Business Unit of 168 million euros (corresponding to 979 million Argentine pesos, translated into euros using the average exchange rate for the year), due to the result of the impairment test at December 31, 2012;

•

the goodwill impairment loss for the Media Business Unit of 105 million euros, due to the result of the impairment test at December 31, 2012;

•

negative exchange differences, totaling 203 million euros, relating to the goodwill of the Brazil and Argentina Business Units.

As already mentioned above in the Note “Business combinations” within 12 months from the acquisition that took place on October 31, 2011 the process of allocation of the acquisition price for the companies Tim Fiber SP and Tim Fiber RJ was completed, with the consequent definitive determination of the related goodwill at December 31, 2011.

The completion of the process of allocation of the acquisition price for the 4G group, on the other hand, confirmed the amount of goodwill already determined during 2011.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2012 and 2011 can be summarized as follows:

	12/31/2012			12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount

Domestic	42,245	(11,615)	30,630	42,245	(7,599)	34,646
Core Domestic	41,830	(11,615)	30,215	41,830	(7,599)	34,231
International Wholesale	415	−	415	415	−	415
Brazil	1,766	(7)	1,759	1,961	(7)	1,954
Argentina	151	(151)	−	176	−	176
Media	229	(208)	21	229	(103)	126
Olivetti	6	(6)	−	6	(6)	−
Other Operations	−	−	−	−	−	−
Total	44,397	(11,987)	32,410	44,617	(7,715)	36,902

The goodwills for the Brazil and Argentina Business Units are shown in euros, converted at the exchange rate at the closing date of the financial statements. The gross carrying amount of the goodwill for the Brazil Business Unit corresponds to 4,742 million Brazilian reais, while the gross carrying amount of the goodwill for the Argentina Business Unit corresponds to 979 million Argentine pesos, which was written down in full in 2012.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole.

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Argentina	Sofora group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic and Brazil segments. The Argentina CGU has been valued on the basis of market capitalization (fair value), whereas, for the Telecom Italia Media CGU, the recoverable amount has been determined for each of its constituent CGUs (MTV group, TIMB network operator and La7) on the basis of the impairment test criteria applied by the subsidiary, in order to better reflect the greater granularity used by the CGU in its own impairment test.

For the Core Domestic CGU, the estimate of the recoverable amount at December 31, 2012 is less than the respective carrying amount. As a result an impairment loss of 4,016 million euros has been recognized.

For the Argentina CGU, the estimate of the recoverable amount at December 31, 2012 is less than the carrying amount. As a result an impairment loss has been recognized for the entire amount of the goodwill allocated to the CGU (168 million euros)

For the Telecom Italia Media CGU, impairment losses totaling 105 million euros, identified through the company’s impairment test, have been incorporated in full.

With regard to Core Domestic, International Wholesale and Brazil the basic assumptions to which the estimate of the value in use is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil

EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate
Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

In accordance with the new procedure approved by the board of directors of Telecom Italia S.p.A. on February 18, 2013, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of cash flows extended over a time period of five years (2013-2017). This extension of the analytical forecast period for the cash flows, compared to the three years used in the impairment test for the previous year, was required to also reflect the contribution of the NGN and LTE ultrabroadband capital expenditure in the recoverable value of the CGU. The use of analytical forecast periods of more than three years for the impairment tests is common practice among the major European telecommunications operators.

For the estimate of the value in use of the Core Domestic CGU the Company also verified that the analytical estimates of EBITDA flows used over the plan period were within the range of the analyst forecasts produced after the announcement of the industrial plan.

The estimate of the value in use for International Wholesale and Brazil CGUs was based on the figures in the 2013-2015 industrial plan, with cash flows for the Brazil CGU expressed in local currency (reais).

The nominal growth rates used to estimate the terminal value are the following (the growth rates for Brazil refer to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil

+0.0%	+0.0%	+3.93%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the industrial plan).

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts’ terminal year forecasts (equal to 16.17%) was used.

The cost of capital was estimated by considering the following:

•

the criterion applied was the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the remaining CGUs, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.32; International Wholesale CGU beta coefficient = 0.73 (unlevered beta));

•

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.97); for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used, with verification that the rate of capitalization (WACC –g) was in line with the analyst consensus after the presentation of the industrial plan.

With regard to the Brazil CGU, the increase in the nominal growth rate (3.93% in local currency) compared to the previous annual impairment test (3.13%) reflects the increase in the average inflation differential between the local currency (Real) and the euro estimated over the time horizon covered by the industrial plan, whereas the capital expenditure rate used to estimate the terminal value was increased to 16.01% from 13.32% for the previous annual impairment test.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates (WACC - g) have been estimated for each Cash Generating Unit (the values of Brazil refer to flows in reais) as follows:

	Core Domestic %	International Wholesale %	Brazil %

WACC post-tax	8.63	9.48	12.30
WACC post-tax – g	8.63	9.48	8.37
WACC pre-tax	12.50	13.65	16.36
WACC pre-tax – g	12.50	13.65	12.43

The differences between the values in use and the carrying amounts before impairment test at December 31, 2012 for the three CGUs considered amount to:

(millions of euros)	Core Domestic	International Wholesale	Brazil

Difference between values in use and carrying amounts	- 4,016	+ 140	+ 2,323

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2013-2015 (CAGR 2013-2015) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	International Wholesale %	Brazil %

Pre -tax discount rate	13.65	16.36
Long-term growth rate (g)	0	3.93
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	- 1.03	11.63
Capital expenditures rate (Capex/Revenues)	from 5.16 to 8.36	from 16.01 to 18.49

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale %	Brazil %

Pre -tax discount rate	2.31	4.25
Long-term growth rate (g)	- 2.84	- 5.73
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	- 3.99	- 5.60
Capital expenditures rate (Capex/Revenues)	1.34	3.75

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

Note 5
Other intangible assets

Other intangible assets decreased 710 million euros compared to December 31, 2011.
Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2011

Industrial patents and intellectual property rights	2,629	1,252	(1,425)	−	(1)	(69)		189	2,575
Concessions, licenses, trademarks and similar rights	3,700	60	(325)	9	(6)	(107)		5	3,336
of which Licenses with an indefinite useful life	462					(21)			441
Other intangible assets with a finite useful life	1,212	331	(413)			(51)		55	1,134
Work in progress and advance payments	395	1,423			(3)	(2)	12	(233)	1,592
Total	7,936	3,066	(2,163)	9	(10)	(229)	12	16	8,637

(millions of euros)	12/31/2011	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2012

Industrial patents and intellectual property rights	2,575	1,051	(1,382)	(40)	(1)	(96)		228	2,335
Concessions, licenses, trademarks and similar rights	3,336	192	(336)			(190)		168	3,170
of which Licenses with an indefinite useful life	441					(63)			378
Other intangible assets with a finite useful life	1,134	350	(494)	(85)		(108)		(2)	795
Work in progress and advance payments	1,592	402		(2)	(4)	(1)	52	(412)	1,627
Total	8,637	1,995	(2,212)	(127)	(5)	(395)	52	(18)	7,927

In 2011, Telecom Italia S.p.A. was awarded the rights of use of the 800, 1800 and 2600 MHz frequencies to be allocated to mobile broadband services for a total of 1,223 million euros. The decrease in additions of 1,071 million euros compared to the previous year, is mainly due to the above event .

Additions in 2012 also include 295 million euros of internally generated assets (288 million euros in 2011). Further details are provided in the Note “Internally generated assets”.

The other changes in 2012 include, among others, the effects of the change in consolidation scope, 19 million euros attributable to the sale of Matrix (previously consolidated under Other Operations) on October 31, 2012.

Industrial patents and intellectual property rights at December 31, 2012 consist mainly of applications software purchased outright and user license rights acquired, amortized over a period between 3 and 5 years. They mainly refer to Telecom Italia S.p.A. (1,390 million euros) and to the Brazil Business Unit (903 million euros). The write-down made in 2012 mainly relates to the Media Business Unit which takes account of the outcome of the impairment test process and the expected sale of the investee La7 S.r.l..

Concessions, licenses, trademarks and similar rights at December 31, 2012 mainly refer to:

•

unamortized cost of telephone licenses and similar rights (1,435 million euros for Telecom Italia S.p.A., 671 million euros for the Brazil Business Unit and 16 million euros for the Argentina Business Unit); Telecom Italia S.p.A. started the amortization of the first tranche of frequency rights acquired in 2011 (LTE - 1800 MHz band);

•

Indefeasible Rights of Use -IRU (237 million euros) mainly relate to companies of the Telecom Italia Sparkle group (International Wholesale);

•

TV frequencies of the Media Business Unit (109 million euros). The rights of use for the frequencies used for digital terrestrial transmission are amortized over 20 years;

•

unamortized cost of the trademarks of the Argentina Business Unit (268 million euros), amortized over 20 years.

The net carrying amount of telephone licenses and similar rights, totaling 2,500 million euros, is broken down as follows:

Type	Net carrying amount at 12/31/2012	Amortization period in years	Amortization charge for 2012
	(millions of euros)		(millions of euros)

Telecom Italia S.p.A.:
UMTS	1,209	18	134
UMTS 2100 MHz	66	12	7
Wireless Local Loop	4	15	1
WiMax	10	15	1
LTE 1800 MHz	146	18	9
Tim Brasil group:
GSM and 3G (UMTS)	529	9-13	107
4G (LTE)	138	15	2
TDMA	4	14	20
Sofora group - Telecom Argentina:
PCS of Nucleo S.A.	16	12	2
PCS of Telecom Personal S.A.	378	Indefinite useful life	-

Other intangible assets with a finite useful life at December 31, 2012 basically include:

•

457 million euros of customer relationships relating to the Argentina Business Unit, measured upon acquisition of control. In 2012 their useful lives were remeasured and shortened on the basis of an analysis conducted by an external specialized company, resulting in additional amortization of 66 million euros. The original amortization period, which was between 5 and 12 years depending on the type of clients and service provided, is now between 4 and 8 years. These assets were also tested for impairment and subsequently written down by 85 million euros. The remeasured useful lives, as well as the impairment losses, were mainly attributable to changes in the Argentinian market and the macroeconomic environment in that country. Additional amortization for 2013 and 2014 is expected of approximately 43 million euros (on the basis of the average pesos/euro exchange rate in 2012);

•

272 million euros of capitalized Subscriber Acquisition Costs (SAC) referring to a number of sales campaigns of Telecom Italia S.p.A. (182 million euros) and the Argentina Business Unit (90 million euros). The SAC are amortized over the underlying minimum contract period (between 12 or 30 months).

Work in progress and advance payments includes the 800 and 2600 MHz mobile frequency rights, to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. in 2011, and capitalized borrowing costs of 64 million euros at December 31, 2012 (12 million euros at December 31, 2011), since they are directly attributable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 4.6% and 5.2%. Such costs are deducted directly from “Miscellaneous finance expenses”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2012 and 2011 can be summarized as follows:

	12/31/2012
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	12,544	(46)	(10,163)	2,335
Concessions, licenses, trademarks and similar rights	5,750	(245)	(2,713)	2,792
Other intangible assets with a finite useful life	1,703	(77)	(831)	795
Work in progress and advance payments	1,631	(4)		1,627
Total Intangible assets with a finite useful life	21,628	(372)	(13,707)	7,549
Intangible assets with an indefinite useful life	378	−	−	378
Total Other intangible assets	22,006	(372)	(13,707)	7,927

	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	13,405	(7)	(10,823)	2,575
Concessions, licenses, trademarks and similar rights	5,623	(250)	(2,478)	2,895
Other intangible assets with a finite useful life	1,779	−	(645)	1,134
Work in progress and advance payments	1,602	(10)	−	1,592
Total Intangible assets with a finite useful life	22,409	(267)	(13,946)	8,196
Intangible assets with an indefinite useful life	441	−	−	441
Total Other intangible assets	22,850	(267)	(13,946)	8,637

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Such impairments, principally relating to the years prior to 2004, were reversed in part in 2011 following improved prospects, particularly in the South American market. The increase in accumulated impairment is mainly attributable to the above-mentioned impairment losses recognized by the Argentina Business Unit and the Media Business Unit, which were partly offset by exchange differences relating to impairment losses recognized in previous years by the Lan-Med group. Lastly, works in progress were written off by the Parent for 9 million euros for abandoned and previously written down software projects.

Note 6
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 434 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2011

Land	243	4		−	(7)	(5)	−	235
Buildings (civil and industrial)	844	9	(73)	−	(2)	(19)	36	795
Plant and equipment	12,019	2,097	(2,796)	1	(25)	(213)	1,025	12,108
Manufacturing and distribution equipment	28	5	(15)	−	−	−	14	32
Other	787	236	(333)	−	(8)	(30)	72	724
Construction in progress and advance payments	1,317	634	−	(4)	(3)	(40)	(899)	1,005
Total	15,238	2,985	(3,217)	(3)	(45)	(307)	248	14,899

(millions of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2012

Land	235				−	(17)	14	232
Buildings (civil and industrial)	795	12	(73)	(1)	−	(50)	15	698
Plant and equipment	12,108	2,215	(2,614)	(12)	(20)	(395)	555	11,837
Manufacturing and distribution equipment	32	12	(14)		−	−	9	39
Other	724	194	(306)	(2)	(7)	(50)	124	677
Construction in progress and advance payments	1,005	726		(1)	(1)	(64)	(683)	982
Total	14,899	3,159	(3,007)	(16)	(28)	(576)	34	14,465

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2012 mainly refers to Telecom Italia S.p.A. (117 million euros) and the Argentina Business Unit (93 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2012 is largely in reference to Telecom Italia S.p.A. (363 million euros) and the companies belonging to the Argentina Business Unit (282 million euros).

Plant and equipment includes the aggregate of all those structures used for the functioning of voice and data telephone traffic. The balance at December 31, 2012 is principally attributable to Telecom Italia S.p.A. (8,204 million euros), the companies in the Brazil Business Unit (2,362 million euros) and the companies in the Argentina Business Unit (876 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount is in line with the end of the prior year and is primarily carried by Telecom Italia S.p.A.

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2012 increased by 174 million euros compared to the prior year, and include 286 million euros of internally generated assets (281 million euros in 2011). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2012 and 2011 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

The impairment losses recognized during the year primarily relate to the Media Business Unit – as the outcome of the impairment test process and also taking account of the prospective sale of the investee La7 S.r.l. – as well as the Olivetti Business Unit.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

12/31/2012
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	232			232
Buildings (civil and industrial)	1,768	(6)	(1,064)	698
Plant and equipment	65,174	(67)	(53,270)	11,837
Manufacturing and distribution equipment	268	(2)	(227)	39
Other	4,211	(6)	(3,528)	677
Construction in progress and advance payments	983	(1)		982
Total	72,636	(82)	(58,089)	14,465
	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	235			235
Buildings (civil and industrial)	2,099	(5)	(1,299)	795
Plant and equipment	63,913	(56)	(51,749)	12,108
Manufacturing and distribution equipment	248	(1)	(215)	32
Other	4,183	(4)	(3,455)	724
Construction in progress and advance payments	1,006	(1)	−	1,005
Total	71,684	(67)	(56,718)	14,899

Assets held under finance leases

Assets held under finance leases decreased 80 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Depreciation	Other changes	12/31/2011

Buildings (civil and industrial)	1,124	23	(110)	5	1,042
Other	11	11	(6)		16
Construction in progress and advance payments	42	10		(16)	36
Total	1,177	44	(116)	(11)	1,094

(millions of euros)	12/31/2011	Additions	Depreciation	Other changes	12/31/2012

Buildings (civil and industrial)	1,042	24	(113)	19	972
Other	16	10	(8)	(1)	17
Construction in progress and advance payments	36	8		(19)	25
Total	1,094	42	(121)	(1)	1,014

Building (civil and industrial) includes those under long rent contracts and related building adaptations. They refer almost entirely to Telecom Italia S.p.A.

Other basically comprises the capitalization of finance leases of Data Center hardware.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

	12/31/2012
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,078	(27)	(1,079)	972
Other	98		(81)	17
Construction in progress and advance payments	25			25
Total	2,201	(27)	(1,160)	1,014

	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,042	(27)	(973)	1,042
Other	90		(74)	16
Construction in progress and advance payments	36			36
Total	2,168	(27)	(1,047)	1,094

At December 31, 2012 and 2011, lease payments due in future years and their present value are as follows:

	12/31/2012		12/31/2011
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Within 1 year	229	204	238	222
From 2 to 5 years	880	599	859	609
Beyond 5 years	857	364	1,049	450
Total	1,966	1,167	2,146	1,281

(millions of euros)	12/31/2012	12/31/2011

Future net minimum lease payments	1,966	2,146
Interest portion	(799)	(865)
Present value of lease payments	1,167	1,281
Finance lease liabilities	1,378	1,549
Financial receivables for lease contracts	(211)	(268)
Total net finance lease liabilities	1,167	1,281

At December 31, 2012, the inflation adjustment to lease payments was about 31 million euros (about 28 million euros at December 31, 2011) and refers almost entirely to Telecom Italia S.p.A..

Note 7
Investments accounted for using the equity method

Investments accounted for using the equity method increased 18 million euros compared to December 31, 2011 and include:

(millions of euros)	12/31/2012	12/31/2011

Investments accounted for using the equity method
Associates	65	46
Joint ventures	−	1
Total	65	47

 Investments in associates accounted for using the equity method are detailed as follows:

(millions of euros)	12/31/2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2011

Italtel group	38			(38)		−
Tiglio I	23			(1)		22
Tiglio II	1					1
Other	22				1	23
Total	84	−	−	(39)	1	46

(millions of euros)	12/31/2011	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2012

Trentino NGN s.r.l.					25	25
Tiglio I	22			(7)		15
Tiglio II	1					1
Other	23	3	(3)	1		24
Total	46	3	(3)	(6)	25	65

With reference to investments in associates, on May 18, 2012, following the transfer of a twenty-year right of use of spaces available in its passive infrastructure (ducts and pilings), throughout the territory of the Autonomous Province of Trento, Telecom Italia S.p.A. acquired a 41.1% interest in the company Trentino NGN S.r.l.

In July 2012, following a complaint lodged by some of Telecom Italia S.p.A.’s competitors, the European Commission opened an investigation to determine whether the role of the Autonomous Province of Trento, as the majority shareholder in the company Trentino NGN, complies with European rules on state aid.

Aggregate data for 2012 and 2011 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, are reported below. The share of profits (losses) for the year refers, for consolidation groups, to the shares of the Parent and Non-controlling interests.

(millions of euros)	2012	2011

Total assets	365	418
Total liabilities	327	354
Revenues	112	130
Profit (loss) for the year	(24)	(18)

The item investments in joint ventures at December 31, 2011 referred to the 50% investment in Consorzio Tema Mobility, which was placed in liquidation in 2012 and whose value, at December 31, 2012, was zero.

The company was removed from the Company Register on January 14, 2013.

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Note 8
Other investments

Other investments refer to the following:

(millions of euros)	12/31/2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2011

Assicurazioni Generali	3			(1)		2
Fin.Priv.	14			(4)		10
Sia	11					11
Other	15					15
Total	43	−	−	(5)	−	38

(millions of euros)	12/31/2011	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	12/31/2012

Assicurazioni Generali	2			1		3
Fin.Priv.	10					10
Sia	11					11
Other	15	1		(1)		15
Total	38	1	−	−	−	39

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 9
Financial assets (non-current and current)

Financial assets (non-current and current) are composed as follows:

(millions of euros)		12/31/2012	12/31/2011

Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments		22	12
Financial receivables for lease contracts		110	153
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,291	2,701
Receivables from employees		34	41
Non-hedging derivatives		33	27
Other financial receivables		6	15
Total non-current financial assets	(a)	2,496	2,949

Current financial assets
Securities other than investments
Held for trading		-	1
Held-to-maturity		-	-
Available-for-sale		754	1,006
		754	1,007
Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		83	-
Receivables from employees		13	9
Financial receivables for lease contracts		101	115
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		246	244
Non-hedging derivatives		39	24
Other short-term financial receivables		20	70
		502	462
Cash and cash equivalents		7,436	6,714
Total current financial assets	(b)	8,692	8,183
Total non-current and current financial assets	(a+b)	11,188	11,132

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•

Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•

portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer to the mark-to-market component, while “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

Securities other than investments (included in current assets) refer to listed securities, classified as available-for-sale due beyond three months. They include Italian treasury bonds purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., respectively for 358 million euros and 204 million euros, Treasury Credit Certificates (assigned to Telecom Italia S.p.A., as per the Decree of December 3, 2012 of the Ministry of Economy and Finance, as the owner of trade receivables) for 5 million euros, and 183 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and therefore readily convertible into cash. The long term treasury bonds and the Treasury Credit Certificates, which in accordance with Consob Communication no. DEM/11070007 of August 5, 2011 represent investments in “Sovereign debt securities”, were purchased in accordance with the Guidelines on “Management and control of financial risks” adopted by Telecom Italia Group in August 2012, which replace the previous policies in force since July 2009.

Cash and cash equivalents increased 722 million euros compared to December 31, 2011. The composition is as follows:

(millions of euros)	12/31/2012	12/31/2011

Liquid assets with banks, financial institutions and post offices	5,761	5,173
Checks, cash and other receivables and deposits for cash flexibility	2	2
Securities other than investments (due within 3 months)	1,673	1,539
Total	7,436	6,714

The different technical forms used for the investment of liquidity as of December 31, 2012 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe and with leading local counterparts with regard to investments in South America;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 150 million euros (220 million euros at December 31, 2011) of Euro Commercial Papers, with at least an A- rating of the issuer by S&P’s or equivalent, and 1,517 million euros (1,312 million euros at December 31, 2011) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário), made with leading local banking and financial institutions by the Brazil Business Unit.

Note 10
Miscellaneous receivables and other    non-current assets

Miscellaneous receivables and other non-current assets increased 368 million euros compared to December 31, 2011. They include:

(millions of euros)	12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	785	337	528	349
Medium/long-term prepaid expenses	711		600
Total	1,496	337	1,128	349

Miscellaneous receivables and other non-current assets amount to 1,496 million euros (1,128 million euros at December 31, 2011).

Miscellaneous receivables are mainly related to the Brazil Business Unit (412 million euros), inclusive of court deposits of 309 million euros, and the Domestic Business Unit (359 million euros), inclusive of tax credit on taxes on income and related interest of 346 million euros, which are discussed in more detail in the specific Note “Income Taxes”.

Medium/long-term prepaid expenses total 711 million euros (600 million euros at December 31, 2011) and mainly relate to the deferral of costs in connection with the activation of contracts for telephone services and substantially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 11
Income taxes

Income tax receivables

Non current and current income tax receivables at December 31, 2012 amount to 436 million euros (171 million euros at December 31, 2011).

Specifically, they consist of:

•

non-current income tax receivables of 359 million euros (16 million euros at December 31, 2011), including 346 million euros relates to the Domestic Business Unit for taxes and interest resulting from the recognized deductibility for IRES tax purposes of IRAP tax on the cost of labor, relating to years prior to 2012, following the entry into force of Decree Law 16/2012;

•

current income tax receivables of 77 million euros (155 million euros at December 31, 2011) mainly relating to receivables of the Domestic Business Unit companies (63 million euros) and of the Brazil Business Unit companies (12 million euros).

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euros)	12/31/2012	12/31/2011

Deferred tax assets	1,432	1,637
Deferred tax liabilities	(848)	(1,084)
Total	584	553

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euros)	12/31/2012	12/31/2011

Deferred tax assets	1,574	1,788
Deferred tax liabilities	(990)	(1,235)
Total	584	553

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment – which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2012, the related unused tax credit is 64 million euros (129 million euros at December 31, 2011).

The temporary differences which make up this line item at December 31, 2012 and 2011, as well as the movements during 2012, are the following:

(millions of euros)	12/31/2011	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2012

Deferred tax assets:
Tax loss carryforwards	545	(95)	−	(41)	409
Derivatives	400	(32)	81	(29)	420
Provision for bad debts	282	17	−	(14)	285
Provisions for risks and charges	231	(13)	−	(15)	203
Provisions for pension fund integration Law 58/92	19	(6)	−	−	13
Capital grants	8	(2)	−	−	6
Taxed depreciation and amortization	138	(5)	−	(1)	132
Unused tax credit (realignment, Leg. Decree 185/08)	129	(65)	−	−	64
Other deferred tax assets	36	9	(2)	(1)	42
Total	1,788	(192)	79	(101)	1,574
Deferred tax liabilities:
Derivatives	(357)	2	29	29	(297)
Business combinations - for step-up of net assets in excess of tax basis	(733)	83	−	90	(560)
Deferred gains	(2)	−	−	−	(2)
Accelerated depreciation	(34)	(1)	−	(2)	(37)
Discounting of provision for employee severance indemnities	(32)	−	(1)	−	(33)
Other deferred tax liabilities	(77)	3	−	13	(61)
Total	(1,235)	87	28	130	(990)
Total Net deferred tax assets (liabilities)	553	(105)	107	29	584

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2012 are as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2012

Deferred tax assets	545	1,029	1,574
Deferred tax liabilities	(119)	(871)	(990)
Total Net deferred tax assets (liabilities)	426	158	584

At December 31, 2012, the Group has unused tax loss carryforwards of 4,073 million euros mainly referring to the Brazil Business Unit, the companies Telecom Italia Finance, Telecom Italia International and the Lan Med group, with the following expiration dates:

Year of expiration	(millions of euros)

2013	1
2014	1
2015	−
2016	18
2017	17
Expiration after 2017	143
Without expiration	3,893
Total unused tax loss carryforwards	4,073

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 1,257 million euros at December 31, 2012 (1,691 million euros at December 31, 2011) and mainly refer to the Brazil Business Unit, to the Lan Med group and to the company Telecom Italia International.

Instead, deferred tax assets of 866 million euros (881 million euros at December 31, 2011) have not been recognized on 2,816 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2012, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries, in that their distribution or utilization is not foreseen for purposes other than the absorption of losses.

Income tax payables

Current income tax payables amount to 183 million euros (399 million euros at December 31, 2011). They are composed of the following:

(millions of euros)	12/31/2012	12/31/2011

Income tax payables:
non-current	59	63
current	124	336
Total	183	399

Specifically, the non-current portion of 59 million euros refers principally to the Brazil Business Unit (47 million euros) and the Brazilian company TI Latam Participações e Gestão Administrativa Ltda (10 million euros).

The current portion, amounting to 124 million euros, mainly relates to the Brazil Business Unit (45 million euros) and the companies belonging to the Argentina Business Unit (71 million euros).

Income tax expense

Income taxes amount to 1,235 million euros and decreased by 375 million euros compared to 2011 (1,610 million euros).

Details are as follows:

(millions of euros)		2012	2011

Current taxes for the year		1,495	1,534
Difference in prior years estimates		(365)	(98)
Total current taxes		1,130	1,436
Deferred taxes		105	174
Total taxes on continuing operations	(a)	1,235	1,610
Total taxes on Discontinued operations/Non-current assets held for sale	(b)	−	−
Total income tax expense for the year	(a+b)	1,235	1,610

Income taxes for the year 2012 include, inter alia, the non-recurring benefit totaling 319 million euros, linked to the recognition of receivables from years prior to 2012 following the entry into force of Decree Law 16/2012, which enabled a request for a refund of IRES tax for the IRAP tax calculated on the cost of labor. Net of this effect, income tax decreased by 56 million euros compared to 2011, mainly as a result of the reduction in the tax base of the Parent Telecom Italia.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax rate for the years ended December 31, 2012 and 2011 is the following:

(millions of euros)	2012	2011

Profit (loss) before tax
From continuing operations	(44)	(2,743)
From Discontinued operations/Non-current assets held for sale	2	(13)
Total profit (loss) before tax	(42)	(2,756)
Income taxes on theoretical income (loss)	(12)	(758)
Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable	31	15
Tax losses not considered recoverable in prior years and recoverable in future years	(10)	(40)
Non-deductible costs	39	29
Non-deductible goodwills impairment charge	1,179	2,025
Benefit from IRES tax reimbursement for partial deductibility of IRAP tax	(319)	−
Other net differences	7	3
Effective income tax recognized in income statement, excluding IRAP tax	915	1,274
IRAP	320	336
Total effective income tax recognized in income statement	1,235	1,610

The impact of IRAP tax is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a different tax base to the pre-tax profit.

Note 12
Inventories

Inventories decreased 11 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	12/31/2012	12/31/2011

Raw materials and supplies	3	3
Work in progress and semifinished products	4	5
Finished goods	429	439
Total	436	447

Inventories particularly refer to Telecom Italia S.p.A. for 112 million euros (125 million euros at December 31, 2011), the companies in the Brazil Business Unit for 100 million euros (113 million euros at December 31, 2011) and the companies in the Argentina Business Unit for 98 million euros (96 million euros at December 31, 2011). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 86 million euros (79 million euros at December 31, 2011) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2012, inventories were written down by 13 million euros (12 million euros in 2011), mainly for the adjustment to estimated realizable value of fixed and mobile equipment and handsets for marketing.

No inventories are pledged as collateral.

Note 13
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 764 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Amounts due on construction contracts	63		49
Trade receivables:		−
Receivables from customers	4,254	4,254	4,576	4,576
Receivables from other telecommunications operators	1,184	1,184	1,725	1,725
	5,438	5,438	6,301	6,301
Miscellaneous receivables and other current assets:
Other receivables	1,016	249	977	331
Trade and miscellaneous prepaid expenses	489		443
	1,505	249	1,420	331
Total	7,006	5,687	7,770	6,632

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2012 and December 31, 2011 is as follows:

				overdue:
(millions of euros)	12/31/2012	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	5,687	4,116	1,571	703	219	239	410

				overdue:
(millions of euros)	12/31/2011	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,632	4,663	1,969	852	207	226	684

Overdue receivables at December 31, 2012 account for a lower percentage of total receivables compared to the end of the prior year. Receivables overdue less than 90 days or more than one year in particular are lower. The increase in overdue amounts from 181 to 365 days is essentially attributable to Telecom Italia S.p.A..

Trade receivables amount to 5,438 million euros (6,301 million euros at December 31, 2011) and are net of the provision for bad debts of 910 million euros (845 million euros at December 31, 2011). The reduction in net trade receivables, of 863 million euros, mainly reflects revenue performance and the settlement of disputes with an other operator which led to the closing of certain receivable and payable positions, with substantially no impact on Operating working capital.

Trade receivables specifically refer to Telecom Italia S.p.A. (3,169 million euros), the Brazil Business Unit (1,367 million euros) and the Business Unit Argentina (372 million euros).

Trade receivables include 96 million euros (88 million euros at December 31, 2011) of medium/long-term trade receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use – IRU.

Movements in the provision for bad debts are as follows:

(millions of euros)	2012	2011

At January 1	845	876
Provision charges to the income statement	413	375
Utilization and decreases	(308)	(393)
Exchange differences and other changes	(40)	(13)
At December 31	910	845

The provision for bad debts consists of write-downs of specific receivables of 408 million euros (358 million euros at December 31, 2011) and write-downs made on the basis of average uncollectibility of 501 million euros (487 million euros at December 31, 2011).

Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Other receivables amount to 1,016 million euros (977 million euros at December 31, 2011) and are net of a provision for bad debts of 113 million euros (132 million euros at December 31, 2011).
Details are as follows:

(millions of euros)	12/31/2012	12/31/2011

Advances to suppliers	31	36
Receivables from employees	26	25
Tax receivables	525	425
Sundry receivables	434	491
Total	1,016	977

Tax receivables include, inter alia, 448 million euros relating to the Brazil Business Unit largely related to local indirect taxes and 63 million euros to the Domestic Business Unit for credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies of 129 million euros, of which 81 million euros is from Mediofactoring (a company in the Intesa Sanpaolo group) and 48 million euros from other factoring companies;

•

receivable for the Italian Universal Service (47 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•

receivables from the Italian State and the European Union (32 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;

•

miscellaneous receivables from OLOs (62 million euros);

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the activation of new contracts. Trade prepaid expenses include, in particular, 374 million euros of the Parent, Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 257 million euros, building leases for

67 million euros, rent and maintenance payments for 23 million euros and insurance premiums for 9 million euros).

Note 14
Equity

Equity includes:

(millions of euros)	12/31/2012	12/31/2011

Equity attributable to owners of the Parent Parent	19,378	22,790
Equity attributable to Non-controlling interests	3,634	3,904
Total	23,012	26,694

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2012		12/31/2011

Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,070		10,482
Reserve for available-for-sale financial assets	43		(4)
Reserve for cash flow hedges	(383)		(74)
Reserve for exchange differences on translating foreign operations	504		1,089
Reserve for remeasurements of employee defined benefit plans (IAS 19)	154		196
Share of other comprehensive income (loss) of associates	(1)		(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	6,753		9,276
Total		19,378		22,790

Share capital, amounting to 10,604 million euros, is unchanged compared to December 31, 2012.

Reconciliation between the number of shares outstanding at December 31, 2011 and 2012

(number of shares at par value of 0.55 euros)		at 12/31/2011	Share issues	at 12/31/2012	% of share capital

Ordinary shares issued	(a)	13,416,839,374	−	13,416,839,374	69.01%
less: treasury shares	(b)	(162,216,387)	−	(162,216,387)
Ordinary shares outstanding	(c)	13,254,622,987	−	13,254,622,987
Savings shares issued and outstanding	(d)	6,026,120,661	−	6,026,120,661	30.99%
Total Telecom Italia S.p.A. shares issued	(a+d)	19,442,960,035	−	19,442,960,035	100.00%
Total Telecom Italia S.p.A. shares outstanding	(c+d)	19,280,743,648	−	19,280,743,648

Reconciliation between the value of shares outstanding at December 31, 2011 and 2012

(millions of euros)		Share capital at 12/31/2011	Change in share capital	Share capital at 12/31/2012

Ordinary shares issued	(a)	7,379	−	7,379
less: treasury shares	(b)	(89)	−	(89)
Ordinary shares outstanding	(c)	7,290	−	7,290
Savings shares issued and outstanding	(d)	3,314	−	3,314
Total Telecom Italia S.p.A. shares capital issued	(a+d)	10,693	−	10,693
Total Telecom Italia S.p.A. shares capital outstanding	(c+d)	10,604	−	10,604

The total amount of ordinary treasury shares at December 31, 2012 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

In October 2012, the period of the authorization for the buyback of Telecom Italia S.p.A. saving shares expired, as per the resolution of the ordinary shareholders’ meeting of April 12, 2011.

Share capital information

The Telecom Italia S.p.A. ordinary and savings shares are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of financing and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Paid-in capital, amounting to 1,704 million euros, is unchanged compared to December 31, 2011.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:

•

The Reserve for available-for-sale financial assets, which has a positive balance of 43 million euros at December 31, 2012, increasing  47 million euros compared to December 31, 2011. The increase includes unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. (1 million euros) of the Parent, Telecom Italia, as well as the unrealized gains on the securities portfolio of Telecom Italia Finance (14 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (32 million euros). This reserve is expressed net of deferred tax liabilities of 18 million euros (at December 31, 2011, it was expressed net of deferred tax liabilities of 7 million euros).

•

The Reserve for cash flow hedges, which has a negative balance of 383 million euros at December 31, 2012, decreasing  309 million euros compared to December 31, 2011. This reserve is expressed net of deferred tax assets of 143 million euros (at December 31, 2011, it was expressed net of deferred tax assets of 22 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•

The Reserve for exchange differences on translating foreign operations shows a positive balance of 504 million euros at December 31, 2012, decreasing 585 million euros compared to December 31, 2011. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit.

•

The Reserve for remeasurement of employee defined benefit plans was established in 2012 following the early adoption of the new IAS 19 (Employee Benefits) (“IAS 19 (2011)”) through reclassification from the line item “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”. At December 31, 2012 it has a positive balance of 154 million euros  and decreases 42 million euros compared to December 31, 2011. This reserve is expressed net of deferred tax liabilities of 60 million euros (at December 31, 2011, it was expressed net of deferred tax liabilities of 74 million euros). In particular, this reserve includes the recognition of changes in actuarial gains and losses.

•

Share of other comprehensive income (loss) of associates shows a negative balance of 1 million euros at December 31, 2012, unchanged compared to December 31, 2011.

•

Other reserves and retained earnings (accumulated losses), including loss for the year amount to 6,753 million euros, decreasing 2,523 million euros compared to December 31, 2011. The change is mainly due to the sum of the following:

dividends of 895 million euros (1,184 million euros in 2011);

loss for the year attributable to owners of the Parent of 1,627 million euros (loss for the year of    4,811 million euros in 2011).

Equity attributable to Non-controlling interests amounts to 3,634 million euros, decreasing of 270 million euros compared to December 31, 2011 and is principally represented by the sum of:

•

dividends of 143 million euros;

•

profit for the year attributable to Non-controlling interests of 350 million euros (445 million euros in 2011);

•

negative change in the “Reserve for exchange differences on translating foreign operations” of 483 million euros.

This line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit and the Argentina Business Unit.

Future potential changes in share capital

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

During 2012, the board of directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group, nor, lastly, were any authorizations approved for the buyback of additional treasury shares.

Note 15
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		12/31/2012	12/31/2011

Financial payables (medium/long-term):
Bonds		23,956	24,478
Amounts due to banks		5,944	6,687
Other financial payables		460	837
		30,360	32,002
Finance lease liabilities (medium/long-term)		1,159	1,304
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,558	2,513
Non-hedging derivatives		13	40
Other liabilities		1	1
		2,572	2,554
Total non-current financial liabilities	(a)	34,091	35,860
Financial payables (short-term):
Bonds		3,593	3,895
Amounts due to banks		1,287	1,192
Other financial payables		684	527
		5,564	5,614
Finance lease liabilities (short-term)		219	245
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		350	196
Non-hedging derivatives		17	36
Other liabilities		-	-
		367	232
Total current financial liabilities	(b)	6,150	6,091
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	-	-
Total Financial liabilities (Gross financial debt)	(a+b+c)	40,241	41,951

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2012		12/31/2011
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	12,499	9,474	12,386	9,572
GBP	2,535	3,106	2,532	3,032
BRL	2,945	1,092	2,624	1,081
JPY	19,865	175	20,809	208
ARS	331	51	740	133
PYG	123,347	22	140,043	24
EURO		26,321		27,901
		40,241		41,951

The analysis of gross financial debt by effective interest rate bracket excluding the effect of hedging instruments, if any, is the following:

(millions of euros)	12/31/2012	12/31/2011

Up to 2.5%	5,917	6,517
From 2.5% to 5%	6,222	4,973
From 5% to 7.5%	18,246	20,310
From 7.5% to 10%	4,977	4,921
Over 10%	505	839
Accruals/deferrals, MTM and derivatives	4,374	4,391
	40,241	41,951

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2012	12/31/2011

Up to 2.5%	8,633	10,259
From 2.5% to 5%	8,121	5,722
From 5% to 7.5%	15,180	18,502
From 7.5% to 10%	3,229	2,018
Over 10%	704	1,059
Accruals/deferrals, MTM and derivatives	4,374	4,391
	40,241	41,951

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Bonds	2,894	2,546	2,544	2,250	2,919	13,170	26,323
Loans and other financial liabilities	1,416	2,753	1,118	624	818	1,569	8,298
Finance lease liabilities	205	108	144	151	162	594	1,364
Total	4,515	5,407	3,806	3,025	3,899	15,333	35,985
Current financial liabilities	638	-	-	-	-	-	638
Total	5,153	5,407	3,806	3,025	3,899	15,333	36,623

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(millions of euros)	12/31/2012	12/31/2011

Non-current portion	23,956	24,478
Current portion	3,593	3,895
Total carrying amount	27,549	28,373
Fair value adjustment and measurement at amortized cost	(1,226)	(1,398)
Total nominal repayment amount	26,323	26,975

The nominal repayment amount totals 26,323 million euros, decreasing 652 million euros compared to December 31, 2011 (26,975 million euros) as a result of the new issues/repayments in 2012.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/12 (%)	Market value at 12/31/12 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	432	432.1	6.750%	3/19/09	3/21/13	99.574	101.208	437
Euro	268	267.7	3 month Euribor + 0.63%	7/19/07	7/19/13	100	100.005	268
Euro	284	284.1	7.875%	1/22/09	1/22/14	99.728	106.868	304
Euro	557	556.8	4.750%	5/19/06	5/19/14	99.156	104.669	583
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	106.871	802
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	96.105	115
GBP	500	612.7	5.625%	6/29/05	12/29/15	99.878	106.279	651
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	108.729	1,087
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	118.361	1,006
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	94.740	379
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	116.282	1,163
Euro	1,000	1,000	4.500%	9/20/12	09/20/17	99.693	106.986	1,070
GBP	750	919.0	7.375%	5/26/09	12/15/17	99.608	113.680	1,045
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	107.818	809
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	114.534	859
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	110.064	1,376
GBP	850	1,041.5	6.375%	6/24/04	6/24/19	98.850	108.255	1,128
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	101.574	1,016
Euro	(**) 230	229.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	230
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	107.304	1,341
GBP	400	490.1	5.875%	5/19/06	5/19/23	99.622	103.257	506
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	83.548	560
Subtotal		15,624						16,735
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	678	677.9	6.875%	1/24/03	1/24/13	99.332	100.333	680
JPY	20,000	176.0	3.550%	4/22/02	5/14/32	99.250	101.101	178
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	116.024	1,178
Subtotal		1,869						2,036
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,515.8	5.250%	10/29/03	11/15/13	99.742	102.874	1,559
USD	1,000	757.9	6.175%	6/18/09	6/18/14	100	105.703	801
USD	1,250	947.4	4.950%	10/6/04	9/30/14	99.651	104.842	993
USD	1,400	1,061.1	5.250%	9/28/05	10/1/15	99.370	106.657	1,132
USD	1,000	757.9	6.999%	6/4/08	6/4/18	100	114.929	871
USD	1,000	757.9	7.175%	6/18/09	6/18/19	100	116.471	883
USD	1,000	757.9	6.375%	10/29/03	11/15/33	99.558	100.665	763
USD	1,000	757.9	6.000%	10/6/04	9/30/34	99.081	98.164	744
USD	1,000	757.9	7.200%	7/18/06	7/18/36	99.440	104.663	793
USD	1,000	757.9	7.721%	6/4/08	6/4/38	100	108.822	825
Subtotal		8,830						9,364
Total		26,323						28,135

(*) Weighted average issue price for bonds issued with more than one tranche.

(**) Reserved for employees.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website www.telecomitalia.com.

The following tables list the changes in bonds during 2012:

New issues

(millions of original currency)	currency	amount	issue date
Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 9/20/2017	Euro	1,000	9/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 1/21/2020	Euro	1,000	12/21/2012

Repayments

(millions of original currency)	currency	amount	repayment date
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros 3-month Euribor +1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012
Telecom Italia S.p.A. 1,000 million euros 3-month Euribor + 0.53%	Euro	1,000	12/6/2012

(1)

Net of buybacks by the Company for 27.5 million euros during 2011.

(2)

Net of buybacks by the Company for 210 million euros during 2011 and 2012.

Buybacks

(millions of original currency)	currency	amount	buyback period
Telecom Italia Finance S.A. 790 million euros 7.250% maturing April 2012[1]	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% maturing January 2013(1)	Euro	80.8	January – May 2012
Telecom Italia S.p.A. 432 million euros 6.750% March 2013 (2)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3-month Euribor + 0.63% July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% May 2014	Euro	116.2	July 2012

(1) Buybacks of the above bonds during 2011 amounted to 290 million euros (199 million euros on the bonds maturing April 2012 and 91 million euros on the bonds maturing January 2013). As a result, the total amount bought back is 382 million euros.

(2) A buyback of the above bond had already been made at December 2011 for 5 million euros. As a result the total amount bought back is 218 million euros.

The main components of financial liabilities are commented below.

Medium/long-term amounts due to banks total 5,944 million euros (6,687 million euros at December 31, 2011), decreasing 743 million euros, as a result of a 500 million euros repayment on the draw down from the Revolving Credit Facility expiring August 2014 and 250 million euros on the revolving credit facility expiring February 2013. Short-term amounts due to banks total 1,287 million euros, increasing 95 million euros (1,192 million euros at December 31, 2011). Short-term amounts due to banks include 971 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 460 million euros (837 million euros at December 31, 2011). They include 273 million euros payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 177 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen due in 2029. Short-term other financial payables amount to 684 million euros (527 million euros at December 31, 2011) increasing 157 million euros, and include 359 million euros of the current portion of medium/long-term other financial payables, of which 95 million euros refer to the amount owed by Telecom Italia S.p.A. on the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies, and 256 million euros relating to debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A..

Medium/long-term finance lease liabilities total 1,159 million euros (1,304 million euros at December 31, 2011) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 219 million euros (245 million euros at December 31, 2011).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,558 million euros (2,513 million euros at December 31, 2011). Hedging derivatives relating to items classified as current liabilities of a financial nature total 350 million euros (196 million euros at December 31, 2011). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 13 million euros (40 million euros at December 31, 2011). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amount to 17 million euros (36 million euros at December 31, 2011). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2012

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,152 million euros (out of a total of 2,957 million euros at December 31, 2012) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Inclusion clause” provided for in the 100 million euros of August 5, 2011: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not met. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The line is not currently used;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The line is not currently used;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros.

-

The contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

-

The contracts signed by Telecom Italia with the EIB in 2011, for an amount of 300 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

-

The three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, contain an “inclusion clause” according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Export Credit Agreement (residual nominal amount of about 12.5 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interests shall be due.

•

Senior Secured Syndicated Facility (residual nominal amount of 312,464,000 of Argentine pesos, equal to about 48 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) and provides for the repayment of the loan in 2016. The loan is (a) guaranteed by two pledges on (i) 15,533,834 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares and (b) backed by a first demand guarantee for approximately 22.8 million U.S. dollars (equal to about 17.3 million euros). The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or loose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2012, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2012:

(billions of euros)	12/31/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	2.0
Revolving Credit Facility – expiring December 2013	0.2	-	0.2	0.2
Total	9.45	1.5	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into force in August 2014 (or at a prior date in the event Telecom Italia decides to early cancel the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the 200 million euros and the 250 million euros draw downs on the Revolving Credit Facilities, expiring December 2013 and February 2013 respectively, were repaid.

On October 8, 2012 the 500 million euros draw down on the Revolving Credit Facility expiring August 2014 was repaid. As a result the facility totaling 8 billion euros is currently drawn down by 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia’s rating

During the course of 2012, the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings - changed their outlook on Telecom Italia:

	Rating	Outlook

STANDARD & POOR’S	BBB	Negative
MOODY’S	Baa2	Negative
FITCH RATINGS	BBB	Negative

After December 31, 2012, the rating agencies issued the following ratings:

on February 11, 2013, the rating agency Fitch Ratings confirmed Telecom Italia S.p.A. BBB rating with a negative outlook;

on February 11, 2013, the rating agency Moody’s modified Telecom Italia S.p.A. rating from Baa2 to Baa3 and a negative outlook;

on February 14, 2013, the rating agency Standard & Poor’s placed Telecom Italia S.p.A. BBB rating on negative credit watch.

Note 16
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2012 and December 31, 2011 calculated in accordance with the criteria indicated in the Recommendation of ESMA (European Securities & Markets Authority) former CESR (Committee of European Securities Regulators) of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Report on Operations.

(millions of euros)		12/31/2012	12/31/2011

Non-current financial liabilities		34,091	35,860
Current financial liabilities		6,150	6,091
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		-	-
Total Gross financial debt	(a)	40,241	41,951
Non-current financial assets (°)
Non-current financial receivables for lease contract		(110)	(153)
Non-current hedging derivatives		(2,291)	(2,701)
	(b)	(2,401)	(2,854)
Current financial assets
Securities other than investments		(754)	(1,007)
Financial receivables and other current financial assets		(502)	(462)
Cash and cash equivalents		(7,436)	(6,714)
Financial assets relating to Discontinued operations/Non-current assets held for sale		-	-
	(c)	(8,692)	(8,183)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	29,148	30,914
Non-current financial assets (°)
Securities other than investments		(22)	(12)
Other financial receivables and other non-current financial assets		(73)	(83)
	(e)	(95)	(95)
Net financial debt(*)	(f=d+e)	29,053	30,819
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(779)	(405)
Adjusted net financial debt	(f+g)	28,274	30,414

(°) At December 31, 2012 and at December 31, 2011, “Non-current financial assets” (b+e) amount to 2,496 million euros and 2,949 million euros, respectively.

(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions “.

Note 17
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the definition, at a central level, of guidelines for directing operations;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risk, the Group adopted Guidelines on “Financial risk management and control” and mainly uses the following financial derivatives:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poors or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the financial statements at December 31, 2012;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•

the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•

the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2012 (and also at December 31, 2011), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2012 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 18 million euros (42 million euros at December 31, 2011).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	20,823	5,500	26,323	20,156	6,819	26,975
Loans and other financial liabilities	5,744	3,918	9,662	5,789	4,421	10,210
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	26,567	9,418	35,985	25,945	11,240	37,185
Total current financial liabilities(*)	71	567	638	57	813	870
Total	26,638	9,985	36,623	26,002	12,053	38,055

(*) At December 31, 2012, variable-rate current liabilities include 252 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (276 million euros at December 31, 2011).

Total Financial assets (at the nominal investment amount)

	12/31/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	5,840	5,840	-	5,167	5,167
Euro Commercial Papers	-	150	150	-	219	219
Securities	380	1,902	2,282	125	2,233	2,358
Other receivables	611	298	909	777	215	992
Total	991	8,190	9,181	902	7,834	8,736

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	26,175	5.90	26,874	6.00
Loans and other financial liabilities	9,692	3.68	10,686	4.12
Total	35,867	5.30	37,560	5.46

Total Financial assets

	12/31/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash and cash equivalents	5,840	1.31	5,167	2.52
Euro Commercial Papers	150	0.27	219	1.51
Securities	2,282	8.20	2,358	7.29
Other receivables	276	5.72	389	5.22
Total	8,548	3.27	8,133	4.01

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using client scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have elements of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have at least an A- rating by Standard & Poor’s or equivalent and headquarters in Europe) and bonds featuring a limited level of risk. All investments were carried out in compliance with the Guidelines on “Financial risk management and control” adopted by the Group in August 2012, which replaced previous policies in force since July 2009.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an adequate level of financial flexibility which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2012, together with unused committed bank lines, ensure complete coverage of debt repayment obligations  also beyond the next 24 months.

14% of gross financial debt at December 31, 2012 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2012. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2013	2014	2015	2016	2017	After 2017	Total

Bonds	Principal	2,894	2,546	2,544	2,250	2,919	13,170	26,323
	Interest portion	1,524	1,339	1,220	1,092	969	7,517	13,661
Loans and other financial liabilities	Principal	1,416	2,753	1,118	624	818	1,569	8,298
	Interest portion	202	152	33	40	(14)	(403)	10
Finance lease liabilities	Principal	205	108	144	151	162	594	1,364
	Interest portion	92	84	76	67	57	121	497
Non-current financial liabilities (*)	Principal	4,515	5,407	3,806	3,025	3,899	15,333	35,985
	Interest portion	1,818	1,575	1,329	1,199	1,012	7,235	14,168
Current financial liabilities	Principal	638	-	-	-	-	-	638
	Interest portion	6	-	-	-	-	-	6
Total Financial liabilities	Principal	5,153	5,407	3,806	3,025	3,899	15,333	36,623
	Interest portion	1,824	1,575	1,329	1,199	1,012	7,235	14,174

(*) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Disbursements	828	656	544	476	463	3,966	6,933
Receipts	(864)	(726)	(639)	(536)	(536)	(4,527)	(7,828)
Hedging derivatives – net (receipts) disbursements	(36)	(70)	(95)	(60)	(73)	(561)	(895)
Disbursements	34	24	22	21	8	12	121
Receipts	(12)	(7)	(6)	(6)	(3)	(4)	(38)
Non-Hedging derivatives – net (receipts) disbursements	22	17	16	15	5	8	83
Total net receipts	(14)	(53)	(79)	(45)	(68)	(553)	(812)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the difference between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 18
Derivatives

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2012 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables present the derivative financial instruments of the Telecom Italia Group at December 31, 2012 and at December 31, 2011, by type:

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2012	Notional amount at 12/31/2011	Spot Mark-to-market* (Clean Price) at 12/31/2012	Spot Mark-to-market* (Clean Price) at 12/31/2011

Interest rate swaps	Interest rate risk	2,400	3,100	(1)	9
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	3,179	3,257	188	193
Total Fair Value Hedge Derivatives		5,579	6,357	187	202
Interest rate swaps	Interest rate risk	3,120	3,370	(228)	(307)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	10,402	(577)	56
Commodity Swap and Options	Commodity risk (energy)	27	-	1	-
Forward and FX Options	Currency exchange rate risk	32	1	(2)	-
Total Cash Flow Hedge Derivatives		13,581	13,773	(806)	(251)
Total Non-Hedge Accounting Derivatives		627	730	45	(22)
Total Telecom Italia Group Derivatives		19,787	20,860	(574)	(71)

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2012 led to:

•

recognition in equity of unrealized charges of 430 million euros;

•

reversal from equity to the income statement of net charges from exchange rate adjustments of 111 million euros.

Furthermore, at December 31, 2012, the total loss of the hedging instruments still recognized in equity amounts to 8 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2012 is 6 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan-13	Nov-13	5.25%	Semiannually
Euro	120	Jan-13	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-13	Dec-15	5.625%	Annually
GBP	850	Jan-13	Jun-19	6.375%	Annually
GBP	400	Jan-13	May-23	5.875%	Annually
USD	186	Jan-13	Oct-29	5.45%	Semiannually
USD	1,000	Jan-13	Nov-33	6.375%	Semiannually
USD	1,000	Jan-13	July-36	7.20%	Semiannually
Euro	250	Jan-13	July-13	3 month Euribor + 0.63%	Quarterly
USD	1,000	Jan-13	Jun-18	6.999%	Semiannually
USD	1,000	Jan-13	Jun-38	7.721%	Semiannually
Euro	400	Jan-13	Jun-16	3 month Euribor + 0.79%	Quarterly
Euro	1,500	Jan-13	Aug-14	1 month Euribor + 0.1575%	Monthly
Euro	350	Jan-13	Mar-14	6 month EIB + 0.29%	Semiannually
Euro	400	Jan-13	Sept-13	3 month EIB + 0.15%	Quarterly
Euro	100	Jan-13	Dec-13	6 month Euribor - 0.023%	Semiannually
GBP	750	Jan-13	Dec-17	3.72755%	Annually
USD	1,000	Jan-13	Jun-14	6.175%	Semiannually
USD	1,000	Jan-13	Jun-19	7.175%	Semiannually
USD	1,000	Jan-13	Sept-34	6%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2012 is equal to 0.1 million euros.

Note 19
Supplementary disclosures on financial instruments

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities - non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

for variable-rate loans: the nominal repayment amount has been assumed;

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2012.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

Level 1: quoted prices in active market;

Level 2: prices calculated using observable market inputs;

Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2012 and 2011 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2012

(millions of euros)				Amounts recognized in financial statements according to IAS 39
	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17

ASSETS
Non-current assets
Other investments	AfS	8)	39		26	13
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9)	40	40
of which securities	AfS	9)	22			22
of which hedging derivatives	HD	9)	2,291			1,819	472
of which non-hedging derivatives	FAHfT	9)	33				33
of which financial receivables for lease contracts	n.a.	9)	110					110
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	10)	337	330	7
		(a)	2,872	370	33	1,854	505	110
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	13)	5,687	5,687
Securities
of which available-for-sale financial assets	AfS	9)	754			754
Financial receivables and other current financial assets
of which loans and receivables	LaR	9)	116	116
of which hedging derivatives	HD	9)	246			185	61
of which non-hedging derivatives	FAHfT	9)	39				39
of which financial receivables for lease contracts	n.a.	9)	101					101
Cash and cash equivalents	LaR	9)	7,436	7,436
		(b)	14,379	13,239	−	939	100	101
Total		(a+b)	17,251	13,609	33	2,793	605	211
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	30,361	30,361
of which hedging derivatives	HD	15)	2,558			2,386	172
of which non-hedging derivatives	FLHfT	15)	13				13
of which finance lease liabilities	n.a.	15)	1,159					1,159
		(c)	34,091	30,361	−	2,386	185	1,159
Current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	5,564	5,564
of which hedging derivatives	HD	15)	350			327	23
of which non-hedging derivatives	FLHfT	15)	17				17
of which finance lease liabilities	n.a.	15)	219					219
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	23)	7,268	7,268
		(d)	13,418	12,832	−	327	40	219
Total		(c+d)	47,509	43,193	−	2,713	225	1,378

(*) Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2012

			Amounts recognized in financial statements according to IAS 39
(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2012	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012

ASSETS
Loans and Receivables	LaR	13,616	13,609	7				13,616
Available-for-sale financial assets	AfS	815		26	789			815
Financial assets at fair value through profit or loss held for trading	FAHfT	72				72		72
of which non-hedging derivatives	FAHfT	72				72		72
Hedging derivatives	HD	2,537			2,004	533		2,537
Assets measured according to IAS 17	n.a.	211					211	211
Total		17,251	13,609	33	2,793	605	211	17,251
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC/HD	43,193	43,193					44,741
Financial liabilities at fair value through profit or loss held for trading	FLHfT	30				30		30
of which non-hedging derivatives	FLHfT	30				30		30
Hedging derivatives	HD	2,908			2,713	195		2,908
Liabilities measured according to IAS 17	n.a.	1,378					1,378	1,793
Total		47,509	43,193	−	2,713	225	1,378	49,472

(*) They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2012

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current financial assets
Other investments		AfS	8)	39	3	10
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9)	22	22
of which hedging derivatives		HD	9)	2,291		2,291
of which non-hedging derivatives		FAHfT	9)	33		33
	(a)			2,385	25	2,334	−
Current financial assets
Securities
of which available-for-sale financial assets		AfS	9)	754	754
Financial receivables and other current financial assets
of which hedging derivatives		HD	9)	246		246
of which non-hedging derivatives		FAHfT	9)	39		39
	(b)			1,039	754	285	−
Total	(a+b)			3,424	779	2,619	−
LIABILITIES
Non-current financial liabilities
of which hedging derivatives		HD	15)	2,558		2,558
of which non-hedging derivatives		FLHfT	15)	13		13
	(c)			2,571	−	2,571	−
Current financial liabilities
of which hedging derivatives		HD	15)	350		350
of which non-hedging derivatives		FLHfT	15)	17		17
	(d)			367	−	367	−
Total	(c+d)			2,938	−	2,938	−

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Carrying amount for each class of financial asset/liability at 12/31/2011

				Amounts recognized in financial statements according to IAS 39
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17

ASSETS
Non-current assets
Other investments	AfS	8)	38		26	12
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9)	56	56
of which securities	AfS	9)	12			12
of which hedging derivatives	HD	9)	2,701			2,181	520
of which non-hedging derivatives	FAHfT	9)	27				27
of which financial receivables for lease contracts	n.a.	9)	153					153
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	10)	349	339	10
		(a)	3,336	395	36	2,205	547	153
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	13)	6,632	6,632
Securities
of which available-for-sale financial assets	AfS	9)	1,006			1,006
of which held for trading	FAHfT	9)	1				1
Financial receivables and other current financial assets
of which loans and receivables	LaR	9)	79	79
of which hedging derivatives	HD	9)	244			153	91
of which non-hedging derivatives	FAHfT	9)	24				24
of which financial receivables for lease contracts	n.a.	9)	115					115
Cash and cash equivalents	LaR	9)	6,714	6,714
		(b)	14,815	13,425	−	1,159	116	115
Total		(a+b)	18,151	13,820	36	3,364	663	268
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	32,003	32,003
of which hedging derivatives	HD	15)	2,513			2,332	181
of which non-hedging derivatives	FLHfT	15)	40				40
of which finance lease liabilities	n.a.	15)	1,304					1,304
		(c)	35,860	32,003	−	2,332	221	1,304
Current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	5,614	5,614
of which hedging derivatives	HD	15)	196			166	30
of which non-hedging derivatives	FLHfT	15)	36				36
of which finance lease liabilities	n.a.	15)	245					245
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	23)	7,388	7,388
		(d)	13,479	13,002	−	166	66	245
Total		(c+d)	49,339	45,005	−	2,498	287	1,549

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**) They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2011

			Amounts recognized in financial statements according to IAS 39
(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2011	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011

ASSETS
Loans and Receivables	LaR	13,830	13,820	10		−		13,830
Available-for-sale financial assets	AfS	1,056		26	1,030			1,056
Financial assets at fair value through profit or loss held for trading	FAHfT	52				52		52
of which non-hedging derivatives	FAHfT	51				51		51
Hedging derivatives	HD	2,945			2,334	611		2,945
Assets measured according to IAS 17	n.a.	268					268	268
Total		18,151	13,820	36	3,364	663	268	18,151
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC/HD	45,005	45,005					42,576
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76				76		76
of which non-hedging derivatives	FLHfT	76				76		76
Hedging derivatives	HD	2,709			2,498	211		2,709
Liabilities measured according to IAS 17	n.a.	1,549					1,549	1,600
Total		49,339	45,005	−	2,498	287	1,549	46,961

(*) They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2011

					Hierarchy Levels
(millions of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current financial assets
Other investments		AfS	8)	38	2	10
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9)	12	12
of which hedging derivatives		HD	9)	2,701		2,701
of which non-hedging derivatives		FAHfT	9)	27		27
	(a)			2,778	14	2,738	−
Current financial assets
Securities
of which available-for-sale financial assets		AfS	9)	1,006	1,006
of which held for trading		FAHfT	9)	1		1
Financial receivables and other current financial assets
of which hedging derivatives		HD	9)	244		244
of which non-hedging derivatives		FAHfT	9)	24		24
	(b)			1,275	1,006	269	−
Total	(a+b)			4,053	1,020	3,007	−
LIABILITIES
Non-current financial liabilities
of which hedging derivatives		HD	15)	2,513		2,513
of which non-hedging derivatives		FLHfT	15)	40		40
	(c)			2,553	−	2,553	−
Current financial liabilities
of which hedging derivatives		HD	15)	196		196
of which non-hedging derivatives		FLHfT	15)	36		36
	(d)			232	−	232	−
Total	(c+d)			2,785	−	2,785	−

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2012

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2012(1)	of which interest

Loans and Receivables	LaR	(446)	216
Available-for-sale financial assets	AfS	29
Financial assets and liabilities at fair value through profit or loss held for trading	FAHfT & FLHfT	6
Financial Liabilities at Amortized Cost	FLAC	(1,833)	(1,792)
Total		(2,244)	(1,576)

(1)

Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Gains and losses by IAS 39 category - Year 2011

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2011(1)	of which interest

Loans and receivables	LaR	(461)	195
Available-for-sale financial assets	AfS	45
Financial assets and liabilities at fair value through profit or loss held for trading	FAHfT & FLHfT	52
Financial liabilities at amortized cost	FLAC	(1,847)	(1,813)
Total		(2,211)	(1,618)

(1)

Of which 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Note 20
Employee benefits

Employee benefits decreased 123 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)		12/31/2010	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2011

Provision for employee severance indemnities	(a)	986	(75)	(82)	-	829
Provision for pension plans		59	(3)	(1)	(34)	21
Provision for termination benefit incentives		275	19	(105)	-	189
Total other provisions for employee benefits	(b)	334	16	(106)	(34)	210
Total	(a+b)	1,320	(59)	(188)	(34)	1,039
of which:
non-current portion		1,129				850
current portion (*)		191				189

(*) The current portion refers only to Other provisions for employee benefits.

(millions of euros)		12/31/2011	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2012

Provision for employee severance indemnities	(a)	829	99	(92)	(1)	835
Provision for pension plans		21	2	(1)	1	23
Provision for termination benefit incentives		189	18	(147)	(2)	58
Total other provisions for employee benefits	(b)	210	20	(148)	(1)	81
Total	(a+b)	1,039	119	(240)	(2)	916
of which:
non-current portion		850				872
current portion (*)		189				44

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities only refers to Italian companies and increased overall by 6 million euros. The reduction of 92 million euros under “decreases” refers to indemnities paid to employees who terminated employment or for advances. The increase of 99 million euros in the column “Increases/Present value” includes the following:

(millions of euros)	Year 2012	Year 2011

Current service cost (*)	-	-
Finance expenses	43	42
Net actuarial losses (gains) for the year	56	(117)
Total	99	(75)
Effective return on plan assets	there are no assets servicing the plan

(*) Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees, equal to 0.4 million euros in 2012 (basically unchanged compared to 2011).

The net actuarial losses recognized at December 31, 2012 (56 million euros) are essentially related to the changes in the economic parameters (discount and inflation rate), while the net actuarial gains posted in 2011 (117 million euros) were affected by the changes in the economic parameters, as well as the introduction of the new law on pensions (Law no. 214 of December 22, 2011) which extended the estimated period of service of the employees.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), this provision has been recognized as a “Defined benefit plan”.

Under IAS 19 (2011), employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;

•

the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non- executives

Inflation rate	2.0% per annum	2.0% per annum
Discount rate	4.5% per annum	4.5% per annum
Employee severance indemnities annual increase rate	3.0% per annum	3.0% per annum
Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non- executives

Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):
up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
over 50 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2012 of 835 million euros (829 million euros at the end of 2011).

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 131 million euros. More specifically, the use during the year of the provision for mobility under Law 223/91 and the release of that provision to the income statement by the Parent, Telecom Italia, and by Telecom Italia Sparkle, TI Information Technology, Olivetti and Olivetti I-Jet, were offset by provisions made by the Argentina Business Unit for corporate restructuring expenses and charges resulting from agreements with Trade Unions entered into by Olivetti I-Jet (June 19, 2012 and June 25, 2012) and its subsidiary Olivetti Engineering S.A. (July 13, 2012), to manage redundancies in the company placed in liquidation.

Note 21
Provisions

Provisions increased 71 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	12/31/2011	Increase	Used though income statement	Uses directly	Exchange differences and other changes	12/31/2012

Provision for taxation and tax risks	149	12	(4)	(13)	(2)	142
Provision for restoration costs	455	28	−	(6)	(14)	463
Provision for legal disputes	339	184	(1)	(114)	(41)	367
Provision for commercial risks	63	76	(2)	(6)	(1)	130
Provision for risks and charges on investments and corporate-related transactions	116	3	(6)	(26)	1	88
Other provisions	128	6	(6)	(4)	7	131
Total	1,250	309	(19)	(169)	(50)	1,321
of which:
non-current portion	831					863
current portion	419					458

Provision for taxation and tax risks decreased 7 million euros as the net result from provision charges and utilizations, mainly attributable to the Brazil Business Unit (-2 million euros), the Argentina Business Unit (-2 million euros) and Olivetti Multiservices (-3 million euros).

Provision for restoration costs refers to the provision for the estimated cost to dismantle tangible assets and restore the sites used by Telecom Italia S.p.A., the companies of the Brazil Business Unit and the companies of the Argentina Business Unit. The provision increased 8 million euros compared to the previous year, inclusive of new provision charges and utilizations made by Telecom Italia S.p.A. and the Brazil Business Unit, as well as the effect of the foreign exchange differences.

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties and shows an increase of 28 million euros compared to December 31, 2011.

Provision for commercial risks increased 67 million euros from the prior year as a result of provisions made primarily by Telecom Italia S.p.A. to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions shows a reduction of 28 million euros following the utilizations by the companies Telecom Italia Deutschland Holding Gmbh and Telecom Italia S.p.A.

Other provisions are substantially unchanged from December 31, 2011 and comprise the provision made in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros, the provision for the liberalization of frequencies, and the provisions made for regulatory proceedings.

Note 22
Miscellaneous payables and other
non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 103 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	12/31/2012	12/31/2011

Payables to social security agencies	36	46
Capital grants	29	36
Deferred income	771	858
Income tax payables (*)	59	63
Other	158	153
Total	1,053	1,156

 (*) Analyzed in the Note “Income taxes”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euros)	12/31/2012	12/31/2011

Non-current payables:
Due from 2 to 5 years after the end of the reporting period	20	28
Due beyond 5 years after the end of the reporting period	16	18
	36	46
Current payables	12	23
Total	48	69

Deferred income includes 394 million euros (462 million euros at December 31, 2011) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 268 million euros (301 million euros at December 31, 2011) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Note 23
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 442 million euros compared to December 31, 2011 and are composed of the following:

		12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Payables on construction work	(a)	35		31
Trade payables
Payables to suppliers		5,481	5,481	4,929	4,929
Payables to other telecommunication operators		638	638	1,335	1,335
	(b)	6,119	6,119	6,264	6,264
Tax payables	(c)	641		773
Miscellaneous payables and other current liabilities
Payables for employee compensation		625	625	520	520
Payables to social security agencies		212		230
Trade and miscellaneous deferred income		853		909
Advances received		20		19
Customer-related items		1,003	274	1,081	316
Payables for TLC operating fee		35		70
Dividends approved, but not yet paid to shareholders		60	60	60	60
Other current liabilities		437	190	419	228
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		44		189
Provisions for risks and charges for the current portion expected to be settled within 1 year		458		419
	(d)	3,747	1,149	3,916	1,124
Total	(a+b+c+d)	10,542	7,268	10,984	7,388

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables (due within 1 year) amounting to 6,119 million euros (6,264 million euros at December 31, 2011) mainly refer to Telecom Italia S.p.A. (3,114 million euros), the companies in the Brazil Business Unit (1,718 million euros) and the Argentina Business Unit (591 million euros). The reduction of 145 million euros compared to December 31, 2011 is partly due to the settlement of disputes with another operator, leading, inter alia, to a reduction in trade payables of 432 million euros.

Tax payables refer in particular to the VAT payable of Telecom Italia S.p.A. (104 million euros), the government concession tax of Telecom Italia S.p.A. (66 million euros), other tax payables of the Brazil Business Unit (242 million euros) and the Argentina Business Unit (87 million euros).

Note 24
Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at  December 31, 2012 are described below.

The Telecom Italia Group has posted liabilities totalling 285 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The immediate trial of a series of people, including the former managing director and two former employees of Telecom Italia Sparkle, continues. They are accused of the crimes of transnational conspiracy for the purpose of tax evasion and the crime of false declaration by the use of invoices or other documents for inexistent transactions.

In relation to this trial, Telecom Italia Sparkle made an application to bring a civil action against all the defendants which the Court ruled inadmissible, since it considered such an action incompatible with its position as a subject of investigation pursuant to legislative decree no. 231/2001.

The investigations into the company in relation to the crime of transnational conspiracy are still incomplete, and in consequence it is not yet possible to have full knowledge of all the acts of the proceedings. It therefore follows that, given the complexity of the investigations and the incomplete information currently available, no definitive prediction of the outcome of the case can be formulated, notwithstanding and without prejudice to the defences that Telecom Italia Sparkle will pursue to the fullest extent permitted by law to demonstrate its non-involvement in the matters at issue.

Regarding the effects of any conviction pursuant to legislative decree no. 231/2001, in addition to the administrative fines and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by bond and already set aside in the 2009 consolidated financial statements). Hence, based on the information available, the company expects no further material effects other than those for which provision has already been made and/or already seized (10 million euros are still under seizure for guarantees related to the proceedings).

So far as fiscal risk is concerned, VAT liability was reached in 2010, by payment of 418 million euros, a possible claim of liability for direct taxation related to the applicability in the case in question of the rules disciplining the non-deductibility of the crime-related costs and/or costs for transactions that objectively do not exist remained pending. Also on the basis of the uncertainties in interpretation manifested by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations (developed in decree law 16/23012, converted in law 44/2012), which were, moreover, considered of doubtful constitutionality (since the Constitutional Court limited itself to an interlocutory judgement), the company considered the related risk to be only a possibility, and did not make any provision in its 2010 and 2011 accounts.

However, in December 2012 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of these fines – 25% of the “crime related costs” unduly deducted – total 280 million euros, which may be reduced to one third if a settlement is agreed.

After in-depth investigation and assessment with its consultants, the Company decided to not agree to the settlement and filed defensive arguments with the Lazio Regional Office. In light of the investigations carried out the Company believes that the risk is only possible, and therefore no provision has been made.

National tax disputes

As already illustrated in the annual financial Report 2010, the Milan Agenzia delle Entrate, in relation to a number of property transactions performed in 2005 and 2006 (so-called Magnum Project):

•

in October 2010 notified a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS) which contested the non-legitimate deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro rata of non-deductibility”;

•

in December 2010 the Milan Agenzia delle Entrate respectively served Telecom Italia and OMS, as jointly obliged parties, two notices of demand relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros in tax, interest and fines.

•

in March 2011 it served both Telecom Italia S.p.A and OMS, two notices of demand relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, consequently requesting payment of approximately 10 million euros in tax and interest.

As far as the notices of demand for stamp duty and mortgage tax are concerned, since these notices are definitive, the companies propose to appeal to the Milan Provincial Tax Commission, requesting cancellation of the notices as well as suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Last February 2012, the Milan Agenzia delle Entrate filed a brief with the Milan Tax Commission in which it notified its in toto cancellation of all the notices of demand in self-protection, declaring the consequent cessation of matters to dispute.

Regarding the reports on findings for VAT purposes, last November Telecom Italia reached a pre-trial agreement with the Agenzia delle Entrate in which it undertook to pay a total sum of approximately 43 million euros in interest. Therefore after these settlements, the potential dispute must be considered concluded to all intents and purposes.

International tax and regulatory disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais (approximately 550 million euros) as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

•

non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•

non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on April 20, 2011. On April 20, 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular promptly filed an appeal against this decision on May 21, 2012.

The Management, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard  to Tim Participações' subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts  but with a risk of  losing  deemed improbable (for the aforementioned  companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation  and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects, among whom some employees of the Company, relative to supply under lease and/or sale of assets transactions which would constitute various offences committed against Telecom Italia, among others.

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a complaint-suit  against persons unknown with the Public Prosecutor’s Office of Monza.

Regarding this matter, following a tax investigation, the Monza Guardia di Finanza served some reports on findings on direct taxation and VAT for the years 2007, 2008 and 2009 on the company last December. The Company has already reached an agreement with the Agenzia delle Entrate of Milan stating that it accepts the findings under dispute; the total amount due is approximately 4 million euros.

Therefore, taking account of the potential risks related to other transactions still being audited, and given the matters already defined, the total provision made for liabilities is 11 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company.

In the hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand Telecom Italia was admitted as civil party against all the defendants for all charges, and on the other the Company was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. The companies Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings – which lasted more than a year – 22 civil parties filed claims for compensation, also against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013 Section One of the Milan Court of Assizes issued the first instance judgement, sentencing defendants Marco Bernardini, Emanuele Cipriani, Angelo Jannone, Andrea Pompili, Guglielmo Sasinini, Roberto Rangoni Preatoni and Antonio Vairello to terms of imprisonment that range from 7 years and 6 months for defendant Marco Bernardini to a suspended sentence of one year’s imprisonment for former manager Angelo Jannone.

The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said damages, totalling 270,000 euros (of which 170,000 euros jointly and severally with Pirelli).

At the same time, the Court sentenced defendants Marco Bernardini, Emanuele Cipriani, Angelo Jannone, Andrea Pompili, Guglielmo Sasinini, Roberto Rangoni Preatoni and Antonio Vairello to pay compensation for pecuniary and non-pecuniary damage suffered by Telecom Italia, making a provisional award to Telecom Italia of 10 million euros. The Court also recognised the existence of a non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the present document and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

With reference to the investigation for abuse of the dominant position started by the Italian Antitrust Authority (AGCM) in May 2010, following a complaint filed by Fastweb (alleging that Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity), on  June 19, 2012 the AGCM approved the undertakings proposed by Telecom and closed the investigation without any finding of abuse.

In October, the Company informed AGCM that the undertakings had been implemented, in compliance with the approval decision; AGCM acknowledged this in December.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of access services, by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely with the Company.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation after verifying that the economic terms of Telecom Italia’s offer with regard to traffic services could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM decision to open the investigation. AGCM initially published the proposal (in August 2011), inviting comments from interested parties, and then rejected it by decision served in March 2012. The Company appealed the rejection decision before the Administrative Court (TAR) for Lazio.

In December 2012 AGCM announced the preliminary findings of its investigation, according to which Telecom Italia was responsible for two distinct behaviours: (i) a constructive refusal to supply, in having opposed an unjustifiably high number of refusals (so-called KOs) to requests for the activation of wholesale services by OLOs in the three year period 2009-2011 and (ii) the margins squeeze through the application of economic conditions in the areas open to unbundling that could not be replicated by an equally efficient competitor, from 2008 to July 2011. At the end of January 2013 the Company filed its defence, asking that the investigation be closed. It is scheduled to conclude on March 30, 2013. On February 6, 2013 Telecom Italia appeared before the Board of AGCM at the final hearing.

Antitrust Case I757

On  September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.

The latter company, which intends to present itself as the first “lowcost” virtual operator, does not have its own sales network, since it accesses the market using the multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly “the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind”.

The investigation is scheduled to be completed by September 30, 2013. Since the procedure is still at an early stage, an assessment of its outcome would be premature.

Dispute relative to "Adjustments on license fees" for the years 1994-1998

Regarding the judgements sought in previous years by Telecom Italia and Tim regarding the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the note in which the Ministry asked for payment of the sum of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts, for the balance of the charges for the 1994 financial year. Telecom Italia will appeal this to the Consiglio di Stato (Council of State).

FASTWEB

The disputes pending before the Court of Milan regarding the "Impresa Semplice" offer and the so-called and "Winback" activities, have been settled between the parties.

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service is, on the other hand, ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

VODAFONE

In July 2006 Vodafone brought a case for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) before the Milan Appeal Court. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgement on November 2, 2011, the Appeal Court declared that it was not competent in this matter and referred the case to the Civil Court. The deadline for the resumption of the proceedings before the Court passed without resumption, resulting in the termination of the proceedings.

H3G

As part of a broader agreement with H3G, in June 2012 the following civil disputes were settled by mediation – without additional costs other than those for which provision had already been made:

•

a case brought by H3G for compensation for damages for around 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia in relation to fixed-mobile termination in the period 2008/2010;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied by H3G in the period between September 2005 and February 2008 which were higher than those applied to other operators;

•

a case brought by H3G for compensation for damages for around 120 million euros alleging discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers;

•

an appeal by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007;

•

a case brought by H3G claiming compensation for damages for around 60 million euros consequent to alleged violation of the mobile customer portability procedures;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs to be borne by H3G for the repricing (July 2010 to February 2011) of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, the antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information identifying the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia in relation to the information carried, and the obligation to suspend the internet access service of which Telecom Italia is merely a supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information identifying the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

WIND

In a writ issued in January 2012 Wind issued proceedings against Telecom Italia for compensation of alleged damages (quantified in 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010; the plaintiff's main statement alleges that such strategy of unfair competition was enacted by Telecom Italia both through technical boycotting of service activation requests, and through offers and discounts tailored to customers interested in Wind' s offers. Such conduct has already been the subject of grievance by Wind and Fastweb before the Anti-trust authority, which initiated proceedings A428. Telecom Italia filed an appearance, contesting the claims of the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers, on behalf of such OLOs and in the light of regulatory requirements. Telecom Italia filed an appearance, asking that the demand for compensation by rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

In June 2012 the Company was notified of a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which those investigated included, amongst others, one subsequently suspended employee and three former employees of the Company. The alleged crimes were conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions”, in reference to an alleged system of carousel fraud carried out in 2007-2009 with the participation of employees of Italian and San Marino companies, relating to the sale of mobile telephony handsets and accessories between different companies operating in Italy and San Marino.

The phenomenon was subject to audit and the so-called Greenfield Project, the results of which were then made available to the investigating Judicial Authority of Bologna which, initially, was in charge of the investigations. In this regard, note that, as a result of what emerged from the Greenfield Project, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations laid down had not been fully discharged. The documentation relating to this spontaneous regularisation activity was also sent to the Public Prosecutor's Office of Bologna which, in 2011, ordered the case to be dismissed. Telecom Italia has therefore provided the Public Prosecutor's Office of Forlì with all the material already handed over to the Public Prosecutor's Office of Bologna.

The investigation is in progress and, to date, the company has not been notified of anything; a proper assessment of the outcome of the proceedings is therefore premature.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

A dispute was recently started by Fallimento Elinet S.p.A. against  its former administrators, statutory auditors and independent auditors as well as against Telecom Italia, in relation to which claims were formulated regarding the alleged  performance by Telecom Italia, of management and co-ordination activities of the Elitel Group (alternative operator in which the Company has never had any type of interest), allegedly also enacted by playing the card of trade receivables management. The receiverships of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were party to these proceedings. The economic claims advanced by the three receiverships amount to a total of 282 million euros. Telecom Italia filed an appearance, fully contesting the allegations of the other party.

Greece – DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (“Delan”), started against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) judicial proceedings for the compensation of damages, both precautionary and on the merits, before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while it condemned Wind Hellas to payment of damages to Carothers for an overall amount of approximately 85 million euros (including costs and accrued interests). The judgement has been entirely appealed by Wind Hellas, which subsequently formally renounced the proceedings against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings.

In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting – among others – compensation for damages as a result of breach of the arbitral clause contained in the Stock Purchase Agreement executed in 2005 in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts.

Germany – Telefónica arbitration

On February 23, 2012, Telecom Italia and Telecom Italia Deutschland Holding GmbH (“TIDE”)  entered into a settlement with Telefónica Germany, aimed at preventing a potential litigation related to compensation claims proposed by Telefónica in connection with the share purchase agreement for the sale of the holding in HanseNet, signed in 2009, as well as resolving the arbitration started in 2011 by Telefónica against Telecom Italia and TIDE.

On the basis of such agreement, a capital amount of approximately 40 million euros formerly deposited in escrow was withdrawn by Telecom Italia, while approximately 4.5 million euros were paid to Telefónica and approximately 16 million euros remained in escrow to cover certain specific potential future liabilities, the evolution of which led to a subsequent reduction in the sums deposited. In this context Telefónica withdrew its request for arbitration and the Arbitration Panel ordered the closure of the proceedings.

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity Group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement executed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the well known criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia. Currently, the request for arbitration does not provide any specific indication of the damages claimed or evidences to support the demand.

In August, Telecom Italia and Telecom Italia International filed the answer, also bringing a claim for breach of the settlement agreement executed in 2005 in connection with the civil action filed by Daniel Dantas and certain Opportunity Group companies in the aforementioned criminal proceedings before the Court of Milan. The Opportunity Group filed its answer to the counterclaim for compensation for damages.

b) Other information

Mobile telephony - criminal proceedings

With reference to the phenomenon of the prepaid SIM cards activated in 2005-2008 and not correctly associated with a customer identity document, recovery activities were completed on June 30, 2012 through the regularisation or termination of the remaining cards still in existence on that date. It should be noted that, at the start of the recovery activities, around 5.5 million SIM cards were not correctly associated with an identity document.

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia. The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own specialist, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. On December 19, 2012 the Public Prosecutor’s Office filed a request for 89 natural persons and the Company itself to be committed for trial; Telecom Italia is awaiting the notice informing it of the data set for the preliminary hearing. As injured party, the Company will set out the grounds of its defence in the preliminary hearing.

There is a pending criminal proceeding against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers for the offence of “Preventing the public supervisory authorities from performing their functions” relative, in the statement of charges, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation. This proceeding initially also concerned the Company, pursuant to Legislative Decree n. 231/01. The latter, however, formulated a plea bargaining motion and at the same time a motion for the declaration of the statute of limitations for the acts committed up until May 31, 2007, and was admitted to the trial as a civil party against the three natural persons charged.

During the hearing of July 10, 2012 the Preliminary Hearing Judge declared that the statute of limitations applied, for the Company only, for the actions committed up until May 31, 2007; approved the plea bargaining motion of Telecom Italia and ordered it to pay a fine of 600 thousand euros, acknowledging that from 2008 the Company had adopted an organizational model suitable to prevent the commission of acts similar to those committed; finally, he set the date for the committal proceedings against the three former managers charged before the third Criminal Section of the Milan Court on October 8, 2012.

During the first evidence hearing Telecom Italia filed a further motion to be admitted as a civil party to the trial of the three defendants. The Company then withdrew its application to be admitted to the proceedings against Mr. Riccardo Ruggiero only, after the approval by the Telecom Italia Shareholders’ Meeting (and the consequent completion) of a settlement agreement with the former Executive Director charged.

During the hearing on February 11, 2013, the Milan Court, taking the opposing view to the Judge at the Preliminary Hearing, declared that it did not have territorial competence, and ordered that the case papers be transmitted to the Rome Public Prosecutor’s Office.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Consiglio di Stato definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of  community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal.

TELETU

In a writ issued in February 2012, Telecom Italia has issued proceedings against the operator Teletu claiming compensation for damages suffered due to unlawful refusals concerning the reactivation with Telecom Italia of the competitor's customers. The claim was quantified as approximately 93 million euros.

Other Liabilities Connected With Sales Of Assets And Investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,100 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 85 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees for 18 million euros, net of back-to-back guarantees received, include surety bonds issued by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by third parties to Group companies, amounting to 5,213 million euros, to guarantee financing received (2,343 million euros) and performance under outstanding contracts (2,870 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 456 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2012 are as follows:

Issuer

(millions of euros)	Amount(1)

BBVA - Banco Bilbao Vizcaya Argentaria	687
Intesa Sanpaolo	471
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	139
Sumitomo	109
SACE	105
Natixis(2)	92
Barclays Bank	75
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, Telecom Italia Digital Divide Projects.

(2)

With regard to the Telecom Italia Banda Larga project, in November 2012 the 92 million euros guarantee from CARIGE (which was no longer an eligible counterpart for EIB) was replaced with another guarantee from Natixis.

There are also surety bonds on the 3G service in Brazil for 82 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 905 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

The loan granted by BBVA Banco Francés to Tierra Argentea S.A. (a wholly-owned Argentine subsidiary of the Telecom Italia Group) is secured by two pledges, respectively, of 15,533,834 Telecom Argentina S.A. shares and 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants on the loan are described in the Note “Financial liabilities (non-current and current)”.

Note 25
Revenues

Revenues decreased 454 million euros compared to 2011. The composition is as follows:

(millions of euros)	2012	2011

Equipment sales	2,289	2,188
Services	27,200	27,755
Revenues on construction contracts	14	14
Total	29,503	29,957

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, of 3,439 million euros (3,664 million euros in 2011, -6.1%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 26
Other income

Other Income decreased 1 million euros compared to 2011. The composition is as follows:

(millions of euros)	2012	2011

Late payment fees charged for telephone services	69	71
Recovery of employee benefit expenses, purchases and services rendered	36	36
Capital and operating grants	18	24
Damage compensation, penalties and sundry recoveries	53	36
Other income	122	132
Total	298	299

Note 27
Acquisition of goods and services

Acquisition of goods and services increased 89 million euros compared to 2011. The composition is as follows:

(millions of euros)		2012	2011

Acquisition of raw materials and merchandise	(a)	2,610	2,525
Costs of services:
Revenues due to other TLC operators		3,438	3,664
Interconnection costs		42	43
Commissions, sales commissions and other selling expenses		1,517	1,594
Advertising and promotion expenses		637	665
Professional and consulting services		436	418
Utilities		525	444
Maintenance		622	519
Outsourcing costs for other services		700	655
Mailing and delivery expenses for telephone bills, directories and other materials to customers		130	118
Other service expenses		847	804
	(b)	8,894	8,924
Lease and rental costs:
Rent and leases		666	647
TLC circuit lease rents and rents for use of satellite systems		538	525
Other lease and rental costs		240	238
	(c)	1,444	1,410
Total	(a+b+c)	12,948	12,859

Note 28
Employee benefits expenses

Employee benefits expenses amount to 3,919 million euros, decreasing 73 million euros and consist of the following:

(millions of euros)		2012	2011

Employee benefits expenses
Wages and salaries		2,793	2,788
Social security expenses		971	993
Other employee benefits		73	119
	(a)	3,837	3,900
Costs and provisions for temp work	(b)	4	5
Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees		10	9
Charges for termination benefit incentives		48	64
Corporate restructuring expenses		25	12
Other		(5)	2
	(c)	78	87
Total	(a+b+c)	3,919	3,992

The change was influenced by:

•

the lower charge resulting from the reduction in the average salaried workforce of the Italian component by 1,214 compared to 2011;

•

the increase in the foreign component resulting from a higher average salaried workforce of 1,409 for the Brazil and Argentina Business Units;

•

higher corporate restructuring expenses totaling 13 million euros. The provisions particularly concerned the restructuring expenses of the Argentina Business Unit (15 million euros) and charges resulting from agreements entered into with Trade Unions by Olivetti I-Jet (June 19, 2012 and June 25, 2012), and its subsidiary Olivetti Engineering S.A., (July 13, 2012), for a total of 17 million euros, aimed at managing the redundancies of the company in liquidation. These were offset by the release to the income statement of the remaining provision for mobility under Law 223/91 of the Parent, Telecom Italia S.p.A. (6 million euros) and of TI Sparkle and Telecom Italia Information Technology (for a total of 1 million euros).

In 2011 the provisions for expenses for mobility under Law 223/91, related to the 2010 agreements with the Trade Unions entered into by the Parent Telecom Italia S.p.A. and Telecom Italia Information Technology, had been adjusted by 12 million euros, of which 9 million euros for the Parent Telecom Italia and 3 million euros for Telecom Italia Information Technology.

Also in 2012, certain companies of Telecom Italia Group again applied the “defensive” solidarity contracts provided for in the agreements with Trade Unions to promote the processes of sustainable conversion and retraining of redundant personnel. For the workers involved this means a reduction in working hours with a partial reimbursement by the INPS of the remuneration not received. In 2012 the implementation of these contracts resulted in absolute gains in terms of labor costs for a total of 68 million euros (77 million euros in 2011) with a reduction of the average salaried workforce amounting to 1,520 full time equivalents (1,879 average in 2011).

The average salaried workforce, including those with temp work contracts is 78,564 in 2012 (78,369 in 2011). A breakdown by category is as follows:

(number)	2012	2011

Executives	1,262	1,303
Middle Management	6,431	6,418
White collars	70,715	70,457
Blue collars	95	104
Employees on payroll	78,503	78,282
Employees with temp work contracts	61	87
Total average salaried workforce	78,564	78,369

Headcount in service at December 31, 2012, including those with temp work contracts, is 83,184 (84,154 at December 31, 2011) with a net decrease of 970.

Note 29
Other operating expenses

Other operating expenses increased 23 million euros compared to 2011. The composition is as follows:

(millions of euros)	2012	2011

Write-downs and expenses in connection with credit management	548	533
Provision charges	214	128
TLC operating fees and charges	621	675
Indirect duties and taxes	391	349
Penalties, settlement compensation and administrative fines	29	41
Association dues and fees, donations, scholarships and traineeships	25	23
Sundry expenses	54	110
Total	1,882	1,859
of which, included in the supplementary disclosure on financial instruments	548	533

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Other operating expenses in 2012 are substantially in line with 2011.

The reduction in the Domestic (-70 million euros) and Brazil (-28 million euros) Business Units, including a negative foreign exchange effect of 54 million euros, is fully offset by increases in other Business Units, mainly the Argentina Business Unit (+76 million euros including a negative foreign exchange effect of 6 million euros). In particular:

Write-downs and expenses in connection with credit management (548 million euros; 533 million euros in 2011) consist of 370 million euros (389 million euros in 2011) for the Domestic Business Unit, 100 million euros (unchanged compared to 2011) for the Brazil Business Unit, and 47 million euros (29 million euros in 2011) for the Argentina Business Unit;

Provision charges (214 million euros; 128 million euros in 2011) consist of 92 million euros (50 million euros in 2011) for the Domestic Business Unit, 91 million euros (60 million euros in 2011) for the Brazil Business Unit, and 17 million euros (unchanged compared to 2011) for the Argentina Business Unit;

Telecommunications operating fees and charges (621 million euros; 675 million euros in 2011) consist of 487 million euros (554 million euros in 2011) for the Brazil Business Unit, 73 million euros (61 million euros in 2011) for the Argentina Business Unit, and 59 million euros (58 million euros in 2011) for the Domestic Business Unit.

Note 30
Internally generated assets

Internally generated assets increased 12 million euros compared to 2011 and are composed of the following:

(millions of euros)	2012	2011

Intangible assets with a finite useful life	295	288
Tangible assets owned	286	281
Total	581	569

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Note 31
Depreciation and amortization

Depreciation and amortization decreased 156 million euros compared to 2011. The composition is as follows:

(millions of euros)		2012	2011

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,382	1,425
Concessions, licenses, trademarks and similar rights		336	325
Other Intangible assets		494	413
	(a)	2,212	2,163
Depreciation of tangible assets owned:
Buildings (civil and industrial)		73	73
Plant and equipment		2,614	2,796
Manufacturing and distribution equipment		14	15
Other		306	333
	(b)	3,007	3,217
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		113	110
Plant and equipment		−	−
Other		8	6
	(c)	121	116
Total	(a+b+c)	5,340	5,496

The decrease in depreciation and amortization charges mainly relates to the Domestic Business Unit

(-305 million euros), offset by the increase in depreciation and amortization charges of the Argentina Business Unit (+130 million euros), which was partly due to the decrease in useful lives of Customer relationships resulting in higher amortization charges of 66 million euros.

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 32
Gains (losses) on disposals of non-current assets

Details are as follows:

(millions of euros)		2012	2011

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		25	5
Gains on the disposal of investments in subsidiaries		49	35
	(a)	74	40
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		21	37
	(b)	21	37
Total	(a-b)	53	3

Net gains on disposals of non-current assets amount to 53 million euros. In addition to the gain of 49 million euros, net of incidental expenses, realized on October 31, 2012 following the sale of the investment in Matrix, there were also net gains on non-current tangible and intangible fixed assets mainly relating to the Domestic Business Unit.

In 2011 they amounted to 3 million euros and included the gain of 35 million euros, net of related incidental expenses, realized on the sale of Loquendo at the end of September 2011, and the net losses on the disposal of non-current tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

Note 33
Impairment reversals (losses) on
non-current assets

Details are as follows:

(millions of euros)		2012	2011

Reversals of impairment losses on non-current assets:
on intangible assets		−	9
on tangible assets		−	1
	(a)	−	10
Impairment losses on non-current assets:
on intangible assets		4,416	7,364
on tangible assets		16	4
	(b)	4,432	7,368
Total	(a-b)	(4,432)	(7,358)
Impairment losses on non-current assets amount to 4,432 million euros for 2012. They include:

•

the impairment loss on goodwill allocated to the Core Domestic Cash Generating Unit (CGU) in the Domestic Business Unit, of 4,016 million euros (7,307 million euros in 2011);

•

the complete write-down of the goodwill of the Argentina Business Unit of 168 million euros;

•

the impairment loss on the Non-Current Assets and Goodwill relating to the Media Business Unit, for a total of 157 million euros (57 million euros in 2011), taking account of the outcome of the impairment test process and the expected sale of the investee La7 S.r.l.. Specifically, the amount of impairment loss relating solely to the goodwill assigned to the Media Business Unit is 105 million euros, while the remainder relates to non-current assets;

•

the partial impairment loss of the Customer relationships of the Argentina Business Unit of 85 million euros;

•

there are also additional impairment losses totaling 6 million euros (4 million euros in 2011).

Readers are reminded that the reversals of impairment losses on non-current assets in 2011 consisted of impairment reversals carried out by the Lan Med group as a result of the partial increase in the asset values on which an impairment loss was recorded in 2006.

Note 34
Other income (expenses) from investments

Details are as follows:

(millions of euros)	2012	2011

Dividends from Other investments	1	1
Net gains on disposals of other investments	3	18
Loss and impairment losses on Other investments	(2)	(3)
Total	2	16
of which, included in the supplementary disclosure on financial instruments	1	(2)

In 2012, Other income (expenses) from investments is a positive 2 million euros. In 2011 it was a positive 16 million euros, inclusive of 17 million euros for the net gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount was in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010, as part of the valuation using the equity method.

Note 35
Finance income and expenses

Finance income

Finance income decreased 382 million euros compared to 2011. The composition is as follows:

(millions of euros)		2012	2011

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		-	1
Income from securities other than investments, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		35	57
Income other than the above:
Interest income		234	217
Exchange gains		364	513
Income from fair value hedge derivatives		214	328
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		741	626
Income from non-hedging derivatives		18	24
Miscellaneous finance income		88	45
	(a)	1,694	1,811
Positive fair value adjustments to:
Fair value hedge derivatives		79	415
Underlying financial assets and liabilities of fair value hedges		132	34
Non-hedging derivatives		177	204
	(b)	388	653
Reversal of impairment loss on financial assets other than investments	(c)	-	-
Total	(a+b+c)	2,082	2,464
of which, included in the supplementary disclosure on financial instruments		501	492

Finance expenses

Finance expenses decreased 456 million euros compared to 2011. The composition is as follows:

(millions of euros)		2012	2011

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,514	1,534
Interest expenses to banks		238	228
Interest expenses to others		263	227
		2,015	1,989
Commissions		87	55
Exchange losses		424	560
Charges from fair value hedge derivatives		106	214
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		836	753
Charges from non-hedging derivatives		53	62
Miscellaneous finance expenses		223	247
	(a)	3,744	3,880
Negative fair value adjustments to:
Fair value hedge derivatives		132	121
Underlying financial assets and liabilities of fair value hedge derivatives		26	384
Non-hedging derivatives		146	119
	(b)	304	624
Impairment losses on financial assets other than investments	(c)	-	-
Total	(a+b+c)	4,048	4,504
of which, included in the supplementary disclosure on financial instruments		2,198	2,168

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		2012	2011

Exchange gains		364	513
Exchange losses		(424)	(560)
Net exchange gains and losses		(60)	(47)

Income from fair value hedge derivatives		214	328
Charges from fair value hedge derivatives		(106)	(214)
Net result from fair value hedge derivatives	(a)	108	114
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		741	626
Negative effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		(836)	(753)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(b)	(95)	(127)
Income from non-hedging derivatives		18	24
Charges from non-hedging derivatives		(53)	(62)
Net result from non-hedging derivatives	(c)	(35)	(38)
Net result from derivatives	(a+b+c)	(22)	(51)

Positive fair value adjustments to fair value hedge derivatives		79	415
Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(26)	(384)
Net fair value adjustments	(d)	53	31
Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		132	34
Negative fair value adjustments to fair value hedge derivatives		(132)	(121)
Net fair value adjustments	(e)	-	(87)
Net fair value adjustment to fair value hedge derivatives and underlyings	(d+e)	53	(56)

Positive fair value to non-hedging derivatives	(f)	177	204
Negative fair value adjustments to non-hedging derivatives	(g)	(146)	(119)
Net fair value adjustments to non-hedging derivatives	(f+g)	31	85

Note 36
Profit (loss) for the year

The profit for the year decreased 95 million euros compared to 2011 and can analyzed as follows:

(millions of euros)	2012	2011

Profit (loss) for the year	(1,277)	(4,366)
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(1,629)	(4,798)
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)
Profit (loss) for the year attributable to owners of the Parent	(1,627)	(4,811)
Non-controlling interests:
Profit (loss) from continuing operations	350	445
Profit (loss) from Discontinued operations/Non-current assets held for sale
Profit (loss) for the year attributable to Non-controlling interests	350	445

Note 37
Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at December 31, 2012, the market and non-market performance conditions were satisfied.

		2012	2011

Basic and diluted earnings per share
Profit (loss) for the year attributable to owners of the Parent		(1,627)	(4,811)
Less: additional dividends for the savings shares (0.011 euros per share)		-	-
	(millions of euros)	(1,627)	(4,811)
Average number of ordinary and savings shares	(millions)	19,304	19,290
Basic and diluted earnings per share – Ordinary shares		(0.08)	(0.25)
Plus: additional dividends per savings share		-	-
Basic and diluted earnings per share – Savings shares	(euros)	(0.08))	(0.25)
Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations		(1,629)	(4,798)
Less: additional dividends for the savings shares		-	-
	(millions of euros)	(1,629)	(4,798)
Average number of ordinary and savings shares	(millions)	19,304	19,290
Basic and diluted earnings per share from continuing operations — Ordinary shares		(0.08)	(0.25)
Plus: additional dividends per savings share		-	-
Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	(0.08)	(0.25)
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	2	(13)
Average number of ordinary and savings shares	(millions)	19,304	19,290
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares	(euros)	-	-
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares	(euros)	-	-

	2012	2011
Average number of ordinary shares (*)	13,277,621,082	13,264,375,078
Average number of savings shares	6,026,120,661	6,026,120,661
Total	19,303,741,743	19,290,495,739

 (*)

The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2012:

	Number of maximum shares issuable	Par value (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
“Long Term Incentive Plan 2010-2015” (capital increase in cash)	n.a.	4,118	n.a.	n.a.
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	n.a.	4,118	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management)	n.a.	4,606	n.a.	n.a.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management)	n.a.	4,606	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management)	n.a.	3,099	-	-
“Long Term Incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,791	n.a.	n.a.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,791	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	3,581	-	-
Total additional capital increases not yet approved (ordinary shares)		913,710

(*)

The Value for capital increases linked to incentive plans, is the “total estimated value” which also includes the possible paid-in capital. For further details, please refer to the Note “Equity Compensation Plans”.

With regard to additional share capital increases not yet resolved, the following should be noted.

The shareholders’ meeting of May 15, 2012 authorized the directors to increase the share capital to service the “Long Term Incentive Plan 2012”; the authorization was granted for five years as from May 15, 2012. The “Long Term Incentive Plan 2012” was also approved during the meeting, according to the following terms:

•

in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,500,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently  for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”;

•

for a maximum amount of 4,000,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2012“ and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On June 28, 2012, the Board of Directors, pursuant to the powers granted to it by the extraordinary shareholders’ meeting of May 15, 2012, approved the launch of the “Long Term Incentive Plan 2012” and granted the necessary authorities for its implementation, defining its regulation and contractual documents, identifying the Plan’s beneficiaries and determining the maximum total amount of the capital increases for the Selected Management (4,790,925 euros for the capital increase in cash and 4,790,925 euros for the bonus capital increase) and the Top Management (3,580,500 euros for the bonus capital increase).

Further details are provided in the Note “Equity compensation plans”.

Note 38
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

- Domestic

- Brazil

- Argentina

- Media

- Olivetti

- Other Operations

It should be noted that the company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and therefore excluded from the Core Domestic - Domestic Business Unit. The periods under comparison have been restated accordingly.

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Third-party revenues	17,783	18,881	7,452	7,319	3,779	3,214	218	220	230	259	41	64	−	−	29,503	29,957
Intragroup revenues	101	110	25	24	5	6	4	18	50	84	21	55	(206)	(297)	−	−
Revenues by operating segment	17,884	18,991	7,477	7,343	3,784	3,220	222	238	280	343	62	119	(206)	(297)	29,503	29,957
Other income	254	248	14	25	13	6	5	26	18	18	5	2	(11)	(26)	298	299
Total operating revenues and other income	18,138	19,239	7,491	7,368	3,797	3,226	227	264	298	361	67	121	(217)	(323)	29,801	30,256
Acquisition of goods and services	(6,409)	(6,754)	(4,508)	(4,399)	(1,698)	(1,398)	(197)	(167)	(274)	(329)	(56)	(89)	194	277	(12,948)	(12,859)
Employee benefits expenses	(2,834)	(3,031)	(344)	(321)	(586)	(478)	(67)	(61)	(66)	(69)	(22)	(33)	−	1	(3,919)	(3,992)
of which: accruals to employee severance indemnities	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Other operating expenses	(699)	(769)	(719)	(747)	(408)	(332)	(8)	(9)	(22)	(10)	(26)	(16)	−	24	(1,882)	(1,859)
of which: write-downs and expenses in connection with credit management and provision charges	(462)	(439)	(191)	(160)	(64)	(46)	(5)	(4)	(20)	(8)	(21)	(9)	1	5	(762)	(661)
Changes in inventories	(9)	10	(2)	19	16	17	−	−	7	11	−	−	−	(1)	12	56
Internally generated assets	489	478	78	70	−	−	−	−	−	−	−	−	14	21	581	569
EBITDA	8,676	9,173	1,996	1,990	1,121	1,035	(45)	27	(57)	(36)	(37)	(17)	(9)	(1)	11,645	12,171
Depreciation and Amortization	(3,583)	(3,888)	(1,028)	(1,005)	(655)	(525)	(63)	(58)	(5)	(7)	(14)	(20)	8	7	(5,340)	(5,496)
Gains (losses) on disposals of non-current assets	3	19	(2)	(1)	1	(1)	2	−	−	−	49	1	-	(15)	53	3
Impairment reversals (losses) on non-current assets	(4,018)	(7,300)	−	−	(253)	−	(157)	(57)	(3)	−	(1)	(1)	-	−	(4,432)	(7,358)
EBIT	(1,078)	(1,996)	966	984	214	509	(263)	(88)	(65)	(43)	(3)	(37)	(1)	(9)	1,926	(680)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	(2)	−	−	−	−	−	−	−	−	−	(37)	(1)	−	(6)	(39)
Other income (expenses) from investments															2	16
Finance income															2,082	2,464
Finance expenses															(4,048)	(4,504)
Profit (loss) before tax from continuing operations															(44)	(2,743)
Income tax expense															(1,235)	(1,610)
Profit (loss) from continuing operations															(1,279)	(4,353)
Profit (loss) from Discontinued operations/ Non-current assets held for sale															2	(13)
Profit (loss) for the year															(1,277)	(4,366)
Attributable to:
Owners of the Parent															1,627	(4,811)
Non-controlling interests															350	445

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenues from equipment sales - third party	782	909	934	745	347	276	−	−	226	258	−	−	−	−	2,289	2,188
Revenues from equipment sales - intragroup	−	−	−	(1)	−	−	−	−	44	51	−	−	(44)	(50)	−	−
Total revenues from equipment sales	782	909	934	744	347	276	−	−	270	309	−	−	(44)	(50)	2,289	2,188
Revenues from services - third party	16,987	17,958	6,518	6,574	3,432	2,938	218	220	4	1	41	64	−	−	27,200	27,755
Revenues from services - intragroup	101	110	25	25	5	6	4	18	6	33	21	55	(162)	(247)	−	−
Total revenues from services	17,088	18,068	6,543	6,599	3,437	2,944	222	238	10	34	62	119	(162)	(247)	27,200	27,755
Revenues on construction contracts - third party	14	14	−	−	−	−	−	−	−	−	−	−	−	−	14	14
Revenues on construction contracts-intragroup	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Total revenues on construction contracts	14	14	−	−	−	−	−	−	−	−	−	−	−	−	14	14
Total third-party revenues	17,783	18,881	7,452	7,319	3,779	3,214	218	220	230	259	41	64	−	−	29,503	29,957
Total intragroup revenues	101	110	25	24	5	6	4	18	50	84	21	55	(206)	(297)	−	−
Total revenues by operating segment	17,884	18,991	7,477	7,343	3,784	3,220	222	238	280	343	62	119	(206)	(297)	29,503	29,957

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Purchase of intangible assets	1,216	2,364	592	521	144	152	36	30	1	2	6	15	−	(18)	1,995	3,066
Purchase of tangible assets	1,856	1,821	908	769	413	404	21	31	2	3	1	1	−	−	3,201	3,029
Total capital expenditures	3,072	4,185	1,500	1,290	557	556	57	61	3	5	7	16	−	(18)	5,196	6,095

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated total
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Headcount	53,224	55,047	11,622	10,539	16,803	16,350	735	765	778	1,075	22	378	83,184	84,154

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Non-current operating assets	47,487	51,538	6,653	6,876	2,967	3,791	241	405	22	29	9	100	(67)	(79)	57,312	62,660
Current operating assets	4,545	5,455	2,026	1,924	546	524	128	100	222	231	63	158	(88)	(175)	7,442	8,217
Total operating assets	52,032	56,993	8,679	8,800	3,513	4,315	369	505	244	260	72	258	(155)	(254)	64,754	70,877
Investments accounted for using the equity method	44	25	−	−	−	−	−	−	−	−	−	21	21	1	65	47
Discontinued operations /Non-current assets held for sale															−	−
Unallocated assets															12,736	12,962
Total assets															77,555	83,886
Total operating liabilities	9,238	9,892	2,693	2,475	1,092	1,123	166	175	217	192	35	127	(153)	(252)	13,288	13,732
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															−	−
Unallocated liabilities															41,255	43,460
Equity															23,012	26,694
Total Equity and Liabilities															77,555	83,886

 Following the merger of Saiat into Telecom Italia S.p.A, in 2012 the investment in Teleleasing has been included in the Domestic segment instead of Other operations.

b) Reporting by geographical area

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		2012	2011	2012	2011	12/31/2012	12/31/2011
Italy	(a)	17,957	19,130	16,776	17,809	47,328	51,560
Outside Italy	(b)	11,546	10,827	12,727	12,148	9,984	11,100
Total	(a+b)	29,503	29,957	29,503	29,957	57,312	62,660

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Note 39
Related party transactions

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in 2012 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of Telecom Italia Group. Furthermore, there were no changes or developments regarding the related party transactions described in the 2011 report on operations which had a significant effect on the financial position or on the results of Telecom Italia Group for the year 2012.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

The effects on the individual line items of the separate consolidated income statements for the years 2012 and 2011 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	29,503	36	2	987			1,025		1,025	3.5
Other income	298			3			3		3	1.0
Acquisition of goods and services	12,948	12	33	700			745		745	5.8
Employee benefits expenses	3,919			4	82	18	104		104	2.7
Finance income	2,082			45			45		45	2.2
Finance expenses	4,048	19		64			83		83	2.1
(*) Other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	29,957	91	2	1,007			1,100		1,100	3.7
Other income	299		1	1			2		2	0.7
Acquisition of goods and services	12,859	16	42	671			729		729	5.7
Employee benefits expenses	3,992			4	91	18	113		113	2.8
Finance income	2,464			127			127		127	5.2
Finance expenses	4,504	31		62			93		93	2.1
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2012 and at December 31, 2011 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,496)			(265)		(265)		(265)	10.6
Securities other than investments (current assets)	(754)
Financial receivables and other current financial assets	(502)	(2)		(10)		(12)		(12)	2.4
Cash and cash equivalents	(7,436)			(279)		(279)		(279)	3.8
Current financial assets	(8,692)	(2)		(289)		(291)		(291)	3.3
Non-current financial liabilities	34,091	109		367		476		476	1.4
Current financial liabilities	6,150	103		75		178		178	2.9
Total net financial debt	29,053	210		(112)		98		98	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,006	11	5	219		235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,949)			(269)		(269)		(269)	9.1
Securities other than investments (current assets)	(1,007)			(8)		(8)		(8)	0.8
Financial receivables and other current financial assets	(462)			(28)		(28)		(28)	6.1
Cash and cash equivalents	(6,714)			(278)		(278)		(278)	4.1
Current financial assets	(8,183)			(314)		(314)		(314)	3.8
Non-current financial liabilities	35,860	151		332		483		483	1.3
Current financial liabilities	6,091	134		58		192		192	3.2
Total net financial debt	30,819	285		(193)		92		92	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,770	36	1	220		257		257	3.3
Miscellaneous payables and other non-current liabilities	1,156			3		3		3	0.3
Trade and miscellaneous payables and other current liabilities	10,984	10	45	167	30	252		252	2.3
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the years 2012 and 2011 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	5,196	2	124	1		127		127	2.4
Dividends paid	1,031			139		139		139	13.5
(*) Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	6,095	3	162	1		166		166	2.7
Dividends paid	1,326			191	1	192		192	14.5
(*) Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

On May 18, 2012, following the transfer of a twenty-year right of use of spaces available in its passive infrastructure (ducts and pilings), throughout the territory of the Autonomous Province of Trento, Telecom Italia S.p.A. acquired a 41.1% interest in the company Trentino NGN S.r.l..

On January 31, 2011, Telecom Italia International N.V. finalized the sale of the entire 27% investment held in the Cuban operator EtecSA.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2012	2011	Type of contract

Revenues
NordCom S.p.A.	3	2	Voice services, data network connections, outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	31	87	Sale of equipment
TM News S.p.A.	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1
Total revenues	36	91
Acquisition of goods and services
ETECSA		5	International telecommunications services and roaming
Movenda S.p.A.	3	1	Supply of SIM cards and related adapters, software analysis and development
NordCom S.p.A.	3	2

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A. (in liquidation)	2	4	Purchase of goods sold under leasing arrangements with Telecom Italia customers
TM News S.p.A.	4	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Total acquisition of goods and services	12	16
Finance expenses
Teleleasing S.p.A. (in liquidation)	19	23	Interest expenses for finance leases of equipment and finance leases
Other minor companies		8
Total finance expenses	19	31

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2012	12/31/2011	TYPE OF CONTRACT

Net financial debt carrying amount
Financial receivables and other current financial assets	2		Shareholder loan to Aree Urbane S.r.l. (in liquidation)
Total non-current financial liabilities	109	151	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)
Current financial liabilities	103	134	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
NordCom S.p.A.	1	1	Voice services, data network connections, outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	8	33	Sale of equipment
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	11	36
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	3	2	Supply of adapters for SIM cards, software analysis and development
NordCom S.p.A.	2	1

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A. (in liquidation)	2	5	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News S.p.A.	2	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	10	10

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS
(millions of euros)	2012	2011	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	2	3	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS
(millions of euros)	2012	2011	TYPE OF CONTRACT

Revenues	2	2	Equipment rental, telephone and communication services to the Italtel Group
Other income		1	Commercial transaction with the Italtel group
Acquisition of goods and services	33	42	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS
(millions of euros)	12/31/2012	12/31/2011	TYPE OF CONTRACT

Net financial debt
Trade and miscellaneous receivables and other current assets	5	1	Supply of products and services, sale of products and convertible loan to the Italtel group
Trade and miscellaneous payables and other current liabilities	39	45	Supply relationships linked to Capex and Opex for the Italtel group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS
(millions of euros)	2012	2011	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	124	162	Purchases of TLC equipment from Italtel group

At December 31, 2012 the Telecom Italia Group provided guarantees on behalf of the associate Aree Urbane S.r.l. (In liquidation), for 5 million euros.

Transactions with other related parties (through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2012	2011	TYPE OF CONTRACT

Revenues
Generali group	70	74	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings.
Intesa Sanpaolo group	66	79	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity, high-speed connections and supply of authentication devices
Mediobanca group	5	7	Telephone and MPLS data network services and marketing of data and VoIP devices.
Telefónica group	844	845	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	2	2
Total revenues	987	1,007
Other income	3	1	Damage compensation from the Generali group
Acquisition of goods and services
A1 International Investment group	1		TV content rights
China Unicom group	2		International telecommunications and roaming services
Generali group	36	30	Insurance premiums and property leases
Intesa Sanpaolo group	18	17	Factoring fees, fees for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	642	622	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Other minor companies		1
Total acquisition of goods and services	700	671
Employee benefits expenses	4	4	Non-obligatory employee insurance taken out with the Generali group
Finance income
Intesa Sanpaolo group	33	112	Bank accounts, deposits and hedging derivatives
Mediobanca group	12	15	Bank accounts, deposits and hedging derivatives
Total finance income	45	127
Finance expenses
Intesa Sanpaolo group	51	55	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	13	7	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	64	62

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2012	12/31/2011	TYPE OF CONTRACT

Net financial debt
Non-current financial assets
Intesa Sanpaolo group	241	239	Hedging derivatives
Mediobanca group	24	30	Hedging derivatives
Total non-current financial assets	265	269
Securities other than investments (current assets)
Generali group		2	Bonds
Intesa Sanpaolo group		1	Bonds
Mediobanca group		5	Bonds
Total securities other than investments (current assets)		8
Financial receivables and other current financial assets
Intesa Sanpaolo group	9	27	Hedging derivatives
Mediobanca group	1	1	Hedging derivatives
Total financial receivables and other current financial assets	10	28
Cash and cash equivalents	279	278	Bank accounts and deposits with Intesa Sanpaolo Group
Non-current financial liabilities
Intesa Sanpaolo group	280	233	Revolving Credit Facility, hedging derivatives and loans
Mediobanca group	87	99	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	367	332
Current financial liabilities
Intesa Sanpaolo group	73	56	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	2	1	Hedging derivatives
Telefónica group		1	Financial liabilities from previous corporate-related transactions
Total current financial liabilities	75	58

(millions of euros)	12/31/2012	12/31/2011	TYPE OF CONTRACT

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	16	19	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa Sanpaolo group	104	98	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	−	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	96	99	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	3	3
Total trade and miscellaneous receivables and other current assets	219	220
Miscellaneous payables and other non-current liabilities	2	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica Group
Trade and miscellaneous payables and other current liabilities
A1 International Investment group	1	1	Purchase of TV content rights
Intesa Sanpaolo group	177	86	Payable from sale of trade receivables from our suppliers, fees for technological top-ups, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
Telefónica group	73	79	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1
Total trade and miscellaneous payables and other current liabilities	253	167

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2012	2011	TYPE OF CONTRACT

Purchase of intangible and tangible assets on an accrual basis	1	1	Capitalization of costs associated with unbundling in Germany to the A1 International Investment Group
Dividends paid
Telco	129	174
Other minor companies	10	17
Total dividends paid	139	191

On February 23, 2012, a settlement agreement was reached between the Telecom Italia Group and Telefónica Germany over certain claims connected with the sale of the investment in HanseNet in 2010.

As established by the internal Procedure for the management of related party transactions, this agreement was submitted, after the Steering Committee’s review, to the approval of the Committee for Internal Control and Corporate Governance which expressed a favorable opinion. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2012	2011	Type of contract

Employee benefits expenses			Contributions to pension funds
Fontedir	12	12
Telemaco	65	73
Other pension funds	5	6
Total employee benefits expenses	82	91

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2012	12/31/2011	Type of contract

Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	21	24
Other pension funds		2
Total trade and miscellaneous payables and other current liabilities	25	30

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS
(millions of euros)	2012	2011	TYPE OF CONTRACT

Dividends paid		1

Remuneration to key managers

In 2012, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 18 million euros (18.4 million euros in 2011), analyzed as follows:

(millions of euros)	2012	2011

Short-term remuneration	14.0 (1)	15.7 (5)
Long-term remuneration	1.9 (2)	1.4 (6)
Employment termination benefit incentives	1.0 (3)	0.05 (7)
Share-based payments (*)	1.1 (4)	1.2 (8)
	18.0	18.4

(1)

of which

1.4 million euros recorded by the Latin American subsidiaries.

(2)

of which

0.6 million euros recorded by the Latin American subsidiaries.

(3)

of which

-0.5 million euros recorded by the Latin American subsidiaries.

(4)

of which

0.3 million euros recorded by the Latin American subsidiaries.

(5)

of which

2.5 million euros recorded by the Latin American subsidiaries.

(6)

of which

0.5 million euros recorded by the Latin American subsidiaries.

(7)

of which

0.05 million euros recorded by the Latin American subsidiaries.

(8)

of which

0.3 million euros recorded by the Latin American subsidiaries.

(*) These refer to the fair value of the rights, accrued to December 31, under Telecom Italia S.p.A. and its subsidiaries share-based incentive plans (PSG, TOP 2008 and LTI 2011/2012).

Short-term remuneration is paid during the year it pertains to, and, at the latest, within the six months following the end of that year.

Long-term remuneration is paid when the related right becomes vested.

In the 2012, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amount to 580,000 euros (344,000 euros in the 2011).

In 2012, Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Andrea Mangoni	South America General Manager (1) Head of Administration, Finance and Control & International Development (2)
Simone Battiferri	Head of Top Clients & Public Sector (3) Head of Business (4)
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Stefano Ciurli	Head of Supply Chain & Real Estate (5)
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of TIM Brasil (6)
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control (7)
Luca Rossetto	Head of Consumers
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer (8)

(1)

from August 1, 2012

(2)

to September 25, 2012

(3)

from February 23, 2012 to December 26, 2012

(4)

from December 27, 2012

(5)

to December 17, 2012

(6)

to May 4, 2012

(7)

from September 26, 2012

(8)

from December 18, 2012

Note 40
Equity compensation plans

Equity compensation plans in effect at December 31, 2012 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position and cash flows at December 31, 2012.

A summary is provided below of the plans in place at December 31, 2012; for further details on the plans already in place at December 31, 2011, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

•

Telecom Italia S.p.A. Top 2008 Stock Option Plan

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

75% of the options granted (equal to 8,550,000 options) are not subordinate to performance targets and is still valid while the remaining 25% (equal to 2,850,000 options) was forfeited in 2010 because the performance targets were not reached. During 2012, no options were exercised, with the situation having remained unchanged compared to December 31, 2011.

Unexercised options expire at the end of the plan.

•

Tim Participações S.A. Stock Option Plan

2011 Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on August 5, 2011. The exercise of the options is subordinate to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2011, a third of these options can be exercised at the end of July 2012, another third after the first half of 2013 and the remaining third after the first half of 2014. Performance targets refer to the three years 2011-2013, measured in July of each year.

On the grant date of August 5, 2011, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days before July 20, 2011 (the date when the board of directors approved the plan).

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2012, a total of 944,520 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

2012 Plan

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries.  In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets:

–

Absolute performance: increase in the value of Tim shares

–

Relative performance: performance of Tim shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2012, a third of these options can be exercised at the end of September 2013, another third from September 2014 and the remaining third after September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.

On the grant date of September 5, 2012, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares. As of December 31, 2012, there were no options that could have already been exercised.

Description of other Telecom Italia S.p.A. equity compensation plans

•

Long Term Incentive Plan 2010-2015 (LTI 2010-2015 Plan)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of free ordinary shares.

The performance targets are measured using the Total Shareholder Return of Telecom Italia (TSR TI) and Free Cash Flow (FCF). In particular, the payment of 65% of the bonus will be linked to the relative TSR TI in the three years 2010-2012 whereas the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012.

The beneficiaries were identified in relation to the person’s organizational role and strategic potential and the bonus was determined as a percentage of the beneficiary’s fixed annual compensation.

At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, pursuant to Article 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2012, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros,  The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the 2011-2013 business plan (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus matching shares  when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

–

to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

–

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–

for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;

–

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

At December 31, 2012, besides the Executive Chairman and the Chief Executive Officer, 16 Top Managers and 124 Managers are still beneficiaries of the Plan. For these two last categories, the  maximum incentive at December 31, 2012 is equal to:

–

for Selected Management a total bonus of 9,211,350 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,605,675 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–

for Top Management, a total bonus of 6,197,250 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,098,625 euros;

•

Long Term Incentive Plan 2012 (LTI Plan 2012)

In keeping with the long-term incentive structure decided in 2011, the shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the 2012-2014 business plan measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On June 28, 2012, the board of directors approved the start of the Plan. When the Plan started the beneficiaries were 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros, The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–

for Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros.

At December 31, 2012 this situation remained unchanged.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

•

the debt component, determined as follows:

–

the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring - such probability is measured using the Monte Carlo method;

–

the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value – Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)

TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years
LTI Plan 2011 equity component (Executive Management)	-	0.8044	n.a.	3 years	0.05	2.095% at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years
LTI Plan 2012 equity component (Top Management and Selected Management)	-	0.7745	n.a.	5 years	0.043	1.25% at 5 years

(1)

In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if    necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)

In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)

For the TOP 2008 Plans, dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI 2010 – 2015, LTI 2011 and LTI 2012 Plans the dividends were estimated on the basis of Bloomberg data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 plan, the rate is a zero coupon at 5 years (the curve is assumed to be the best indicator of the risk-free rate).

Parameters used to determine fair value – Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Current price/ Spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	8.31	51.73%	6 years	_	11.94% per year
Stock option plan 2012	8.96	8.96	50.46%	6 years	_	8.89% per year

Effects on the income statement and statement of financial position

Compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which calls for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year the liability is measured at fair value.

Compensation plans which call for payment in equity instruments do not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2012.

Note 41
Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

The impact of non-recurring events and transactions at December 31, 2012 is as follows:

(millions of euros)		Equity	Profit (loss) for the year	Net financial debt	Cash flows
					(*)

Amount – financial statements	(a)	23,012	(1,277)	29,053	974
Expenses for corporate-related transactions		−	−	6	(6)
Restructuring expenses – Employee benefits expenses		(17)	(17)	93	(93)
Other restructuring expenses		(11)	(11)	3	(3)
Sundry expenses		(32)	(32)	2	(2)
Gains on non-current assets		15	15	-	-
Capital gains on sale of Matrix		48	48	(84)	50
Impairment loss on Core Domestic goodwill		(4,016)	(4,016)	-	−
Impairment loss on Media goodwill		(105)	(105)	−	−
Impairment loss on Argentina goodwill		(168)	(168)	−	−
Impairment loss on other non-current tangible and intangible assets (Argentina and Media)		(107)	(107)	−	−
Impairment losses on non-current tangible assets for restructuring		(2)	(2)	−	−
Net losses on disposal of other investments		(2)	(2)	−	−
Interest expenses and other finance expenses in disputes		(35)	(35)	14	(14)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)		319	319	−	−
Total impact – (excluding Discontinued operations)	(b)	(4,113)	(4,113)	34	(68)
Impact of Discontinued Operations	(c)	2	2	10	(10)
Figurative amount – financial statements	(a–b-c)	27,123	2,834	29,009	1,052

  (*)   Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2012	2011

Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses	(14)	−
Sundry expenses	(32)	(4)
Expenses for corporate-related transactions	−	(8)
Employee benefits expenses:
Restructuring expenses	(25)	(12)
Impact on EBITDA	(71)	(24)
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	22	−
Net gain on disposal of Matrix	49	−
Net gain on disposal of Loquendo	−	35
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(4,016)	(7,307)
Impairment loss on Media goodwill	(105)	(57)
Impairment loss on Argentina goodwill	(168)	−
Impairment loss on other non-current intangible and tangible assets (Argentina and Media)	(137)	−
Impairment loss on non-current tangible fixed assets for restructuring	(3)	−
Impact on EBIT	(4,429)	(7,353)
Other income (expenses) from investments:
Net gain on disposal of EtecSA (Cuba)	−	17
Net losses on disposal of other investments	(2)	(1)
Finances expenses:
Interest expenses and other finance expenses on disputes	(47)	−
Impact on profit (loss) before tax from continuing operations	(4,478)	(7,337)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	319	−
Effect on income taxes on non-recurring items	46	5
Discontinued operations	2	(13)
Impact on profit (loss) for the year	(4,111)	(7,345)

Note 42
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2012 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 43
Other information

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Year-end exchange rates		Average exchange rates for the year
		(statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2012	12/31/2011	Year 2012	Year 2011

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	25.15100	25.78700	25.14441	24.59461
HUF	Hungarian forint	292.30000	314.58000	289.29839	279.47926
CHF	Swiss franc	1.20720	1.21560	1.20525	1.23256
TRY	Turkish lira	2.35510	2.44320	2.31432	2.33825
GBP	Pound sterling	0.81610	0.83530	0.81103	0.86775
RON	Romanian leu	4.44450	4.32330	4.45814	4.23931

North America
USD	U.S. dollar	1.31940	1.29390	1.28538	1.39162

Latin America
VEF	Venezuelan bolivar	5.66636	3.35994	5.21554	3.61338
BOB	Bolivian boliviano	9.18302	8.96385	8.96600	9.74040
PEN	Peruvian nuevo sol	3.36777	3.48747	3.39104	3.83245
ARS	Argentine peso	6.48641	5.56769	5.84408	5.74419
CLP	Chilean peso	631.72900	671.99700	625.01857	672.51441
COP	Colombian peso	2,331.23000	2,510.57000	2,310.07238	2,569.51702
MXN	Mexican peso	17.18450	18.05120	16.90575	17.29084
BRL	Brazilian real	2.69619	2.42710	2.50953	2.32669
PYG	Paraguayan guarani	5,573.15000	5,794.08000	5,676.67356	5,817.48337
UYU	Uruguayan peso	25.59770	25.92850	26.02323	26.93149

Other countries
ILS	Israeli shekel	4.92580	4.94530	4.95266	4.97723

 (*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2012	2011

Research and development costs expensed during the year	40	68
Development costs capitalized	562	543
Total research and development costs (expensed and capitalized)	602	611

Moreover, in the separate consolidated income statement amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 716 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations (Sustainability Section).

c) Operating leases

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2012	12/31/2011

Within 1 year	104	4
From 2 to 5 years	159	-
Beyond	14	-
Total	277	4

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2012	12/31/2011

Within 1 year	247	215
From 2 to 5 years	481	605
Beyond	137	155
Total	865	975

d) Directors’ and statutory auditors’ remuneration

The total compensation due for the year 2012 to the directors and statutory auditors of Telecom Italia S.p.A. for carrying out such functions in the Parent and in other consolidated companies amounts to 4.8 million euros for the directors and to 0.6 million euros for the statutory auditors. In reference to the compensation to which the directors are entitled, it should be noted that the amount is calculated by considering only compensation for corporate offices (in primis those under ex art. 2389, paragraphs 1 and 3 of the Italian Civil Code) thus excluding the amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

e) Summary schedule of fees due to the audit firm and other firms in its network

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2012 financial statements and the fees referring to the year 2012 for other audit and review services, for tax consulting services and for other services besides audit rendered to the companies of the Telecom Italia Group by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2012 for such services are also included herein.

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(in euros)	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Total PwC network

Audit services	2,607,215	1,271,530	3,878,745	90,909	3,220,526	3,311,435	7,190,180
Verification services with issue of certification	130,000	3,609	133,609	1,198	96,419	97,617	231,226
Tax consulting services	-	-	-	-	155,336	155,336	155,336
Other services:
agreed procedures on regulatory accounting areas	55,000	-	55,000	-	88,064	88,064	143,064
accounting due diligence on companies for divestiture and acquisition	90,000	-	90,000	-	-	-	90,000
Total 2012 fees due for audit and other services to the PwC network	2,882,215	1,275,139	4,157,354	92,107	3,560,345	3,652,452	7,809,806
Out-of-pocket							320,573
Total							8,130,379

Note 44
Events subsequent to December 31, 2012

Sale of La7 S.r.l.

On March 4, 2013 the board of directors of Telecom Italia Media S.p.A., a subsidiary of Telecom Italia S.p.A., voted to grant a mandate to finalize the agreement for the sale of the entire investment in La7 S.r.l. to Cairo Communication S.p.A., excluding the 51% of MTV Italia S.r.l., part of the Media Business Unit. On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l..

Under the agreements reached, Telecom Italia Media S.p.A. will receive a sale consideration of 1 million euros. La7 S.r.l. will be recapitalized for a sufficient amount to ensure a positive net financial position, at the transfer date, of no less than 88 million euros. This recapitalization will also contribute to reaching the agreed level of equity of 138 million euros, at the transfer date.

As a result of the transaction, Telecom Italia S.p.A. has waived intragroup financial receivables, due from Telecom Italia Media S.p.A., for a total amount of 100 million euros.

According to the agreements, a long-term transmission capacity supply contract will also be entered into between La7 S.r.l. and Telecom Italia Media Broadcasting S.r.l..

This sale allows the Telecom Italia Group to terminate its financial support of La7 S.r.l. while keeping the network operator Telecom Italia Media Broadcasting S.r.l. within its scope of operations.

Based on the agreements described above and also taking account of the expected performance of La7 S.r.l. up to the sale, additional negative income statement impacts are expected for the year 2013, of around 130 million euros, before amounts due to non-controlling interests.

The finalization of the sale is subject to the authorizations required under the applicable regulations.

Note 45
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

| Name | Head office | Currency | Share capital | % Ownership | % Voting rights | Held by |
|---|---|---|---|---|---|---|
| TLC COMMERCIAL SERVICES S.r.l.<br>(acquisition and management of investment holdings involved On the marketing of products and services in the field of telecommunications and ICT ) | ROME<br>(ITALY) | EUR | 500,000 | 100.0000 | | TELECOM ITALIA S.p.A. |
| TMI - TELEMEDIA INTERNATIONAL Ltd<br>(value-added and networking services) | LONDON<br>(UNITED KINGDOM) | EUR | 3,983,254 | 100.0000 | | TELECOM ITALIA SPARKLE S.p.A. |
| TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda<br>(telecommunications services and promotional services) | SAO PAULO<br>(BRAZIL) | BRL | 8,909,639 | 100.0000 | | TMI - TELEMEDIA INTERNATIONAL Ltd |
| BRAZIL BU | | | | | | |
| INTELIG TELECOMUNICAÇÕES Ltda<br>(telecommunications services) | RIO DE JANEIRO<br>(BRAZIL) | BRL | 4,041,956,045 | 99.9999<br>0.0001 | | TIM PARTICIPAÇÕES S.A.<br>TIM CELULAR S.A. |
| TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.<br>(investment holding company) | RIO DE JANEIRO<br>(BRAZIL ) | BRL | 7,169,029,859 | 100.0000 | | TELECOM ITALIA INTERNATIONAL N.V. |
| TIM CELULAR S.A.<br>(telecommunications services) | SAO PAULO<br>(BRAZIL) | BRL | 9,434,215,720 | 100.0000 | | TIM PARTICIPAÇÕES S.A. |
| TIM PARTICIPAÇÕES S.A.<br>(investment holding company) | RIO DE JANEIRO<br>(BRAZIL) | BRL | 9,886,886,593 | 66.6756<br>0.0329 | | TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.<br>TIM PARTICIPAÇÕES S.A. |
| ARGENTINA BU | | | | | | |
| MICRO SISTEMAS S.A.<br>(telecommunications services) | BUENOS AIRES<br>(ARGENTINA) | ARS | 760,000 | 99.9900<br>0.0100 | | TELECOM ARGENTINA S.A.<br>NORTEL INVERSORA S.A. |
| NORTEL INVERSORA S.A.<br>(investment holding company) | BUENOS AIRES<br>(ARGENTINA) | ARS | 68,008,550 | 78.3784<br>1.7290 | 100.0000 | SOFORA TELECOMUNICACIONES S.A.<br>TIERRA ARGENTEA S.A. |
| NUCLEO S.A.<br>(mobile telephone services) | ASUNCIÓN<br>(PARAGUAY) | PYG | 146,400,000,000 | 67.5000 | | TELECOM PERSONAL S.A. |
| SOFORA TELECOMUNICACIONES S.A.<br>(investment holding company) | BUENOS AIRES<br>(ARGENTINA) | ARS | 439,702,000 | 35.5000<br>32.5000 | | TELECOM ITALIA INTERNATIONAL N.V.<br>TELECOM ITALIA S.p.A. |
| SPRINGVILLE S.A.<br>(mobile telephone services) | MONTEVIDEO<br>(URAGUAY) | UYU | 3,888,956 | 100.0000 | | TELECOM PERSONAL S.A. |
| TELECOM ARGENTINA S.A.<br>(telecommunications services) | BUENOS AIRES<br>(ARGENTINA) | ARS | 984,380,978 | 54.7417<br>1.5780 | | NORTEL INVERSORA S.A.<br>TIERRA ARGENTEA S.A. |
| TELECOM ARGENTINA USA Inc.<br>(telecommunications services) | DELAWARE<br>(UNITED STATES) | USD | 219,973 | 100.0000 | | TELECOM ARGENTINA S.A. |
| TELECOM PERSONAL S.A.<br>(mobile telephone services) | BUENOS AIRES<br>(ARGENTINA) | ARS | 310,514,481 | 99.9923<br>0.0077 | | TELECOM ARGENTINA S.A.<br>NORTEL INVERSORA S.A. |
| MEDIA BU | | | | | | |
| BEIGUA S.r.l.<br>(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting) | ROME<br>(ITALY) | EUR | 51,480 | 51.0004 | | TELECOM ITALIA MEDIA BROADCASTING S.r.l. |
| LA7 S.r.l.<br>(publishing and typographic industry and commerce, collection and enforcement of advertising in general) | ROME<br>(ITALY) | EUR | 1,020,000 | 100.0000 | | TELECOM ITALIA MEDIA S.p.A. |
| MTV ITALIA S.r.l.<br>(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs) | ROME<br>(ITALY) | EUR | 12,151,928 | 51.0000 | | LA7 S.r.l. |
| MTV PUBBLICITA' S.r.l.<br>(advertising agency) | MILAN<br>(ITALY) | EUR | 10,400 | 100.0000 | | MTV ITALIA S.r.l. |
| TELECOM ITALIA MEDIA BROADCASTING S.r.l.<br>(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting) | ROME<br>(ITALY) | EUR | 15,000,000 | 100.0000 | | TELECOM ITALIA MEDIA S.p.A. |
| TELECOM ITALIA MEDIA S.p.A.<br>(development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information) | ROME<br>(ITALY) | EUR | 212,188,324 | 75.1731<br>2.2471 | 75.4553<br>2.2557 | TELECOM ITALIA S.p.A.<br>TELECOM ITALIA FINANCE S.A. |
| OLIVETTI BU | | | | | | |
| ADVALSO S.p.A.<br>(design, manufacturing and servicing of telecommunication services and products) | IVREA (TURIN)<br>(ITALY) | EUR | 500,000 | 100.0000 | | OLIVETTI S.p.A. |
| OLIVETTI DEUTSCHLAND GmbH<br>(sale of office equipment) | NURNBERG<br>(GERMANY) | EUR | 25,600,000 | 100.0000 | | OLIVETTI S.p.A. |
| OLIVETTI ENGINEERING S.A.<br>(product research and development based on ink-jet technology) | YVERDON LES BAINS<br>(SWITZERLAND) | CHF | 100,000 | 100.0000 | | OLIVETTI I-JET S.p.A.(in liquidation) |
| OLIVETTI ESPANA S.A.<br>(sale and maintenance of office equipment, consulting and telematic network management) | BARCELONA<br>(SPAIN) | EUR | 1,229,309 | 99.9912 | | OLIVETTI S.p.A. |
| OLIVETTI FRANCE S.A.S.<br>(sale of office equipment) | PUTEAUX<br>(FRANCE) | EUR | 2,200,000 | 100.0000 | | OLIVETTI S.p.A. |
| OLIVETTI I-JET S.p.A.(in liquidation)<br>(manufacture and sale of products and accessories for office equipment) | ARNAD (AOSTA)<br>(ITALY) | EUR | 3,000,000 | 100.0000 | | OLIVETTI S.p.A. |
| OLIVETTI S.p.A.<br>(manufacture and sale of products and accessories for office equipment) | IVREA (TURIN)<br>(ITALY) | EUR | 63,000,000 | 100.0000 | | TELECOM ITALIA S.p.A. |
| OLIVETTI UK Ltd.<br>(sale of office equipment) | MILTON KEYNES<br>(UNITED KINGDOM) | GBP | 6,295,712 | 100.0000 | | OLIVETTI S.p.A. |
| TIESSE S.c.p.A.<br>(installation and assistance for electronic, computer, telematic and telecommunication equipment) | IVREA (TURIN)<br>(ITALY) | EUR | 103,292 | 61.0000 | | OLIVETTI S.p.A. |
| OTHER OPERATIONS | | | | | | |
| EMSA SERVIZI S.p.A. (in liquidation)<br>(real estate services management) | ROME<br>(ITALY) | EUR | 5,000,000 | 100.0000 | | TELECOM ITALIA S.p.A. |
| OFI CONSULTING S.r.l.<br>(administrative consulting) | IVREA (TURIN)<br>(ITALY) | EUR | 95,000 | 100.0000 | | TELECOM ITALIA S.p.A. |
| OLIVETTI GESTIONI IVREA S.r.l.<br>(real estate services) | IVREA (TURIN)<br>(ITALY) | EUR | 100,000 | 100.0000 | | TELECOM ITALIA S.p.A. |
| PURPLE TULIP B.V.<br>(investment holding company) | AMSTERDAM<br>(NETHERLANDS) | EUR | 18,000 | 100.0000 | | TELECOM ITALIA INTERNATIONAL N.V. |

Certification of the Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 of May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2012 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the consolidated financial statements at December 31, 2012:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 of February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and the Group;

3.2.

the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of the their exposure to major risks and uncertainties.

March 7, 2013

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Managing Director /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Piergiorgio Peluso pwc

**AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010**

To the Shareholders of
Telecom Italia SpA

1. We have audited the consolidated financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of 31 December 2012 which comprise the statement of financial position, the income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated 12 April 2012.

3. In our opinion, the consolidated financial statements of Telecom Italia Group as of 31 December 2012 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia Group for the year then ended.

*PricewaterhouseCoopers SpA*

Sede legale e amministrativa: **Milano** 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Catania** 95129 Corso Italia 302 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10122 Corso Palestro 10 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

4. The directors of Telecom Italia SpA are responsible for the preparation of the report on operations and the report on corporate governance and ownership structure published on the corporate website of Telecom Italia SpA, section Corporate, menu Governance, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure are consistent with the consolidated financial statements of Telecom Italia Group as of 31 December 2012.

Milan, 25 March 2013

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

*This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.*

Telecom Italia S.p.A.

Separate Financial Statement

Contents

Telecom Italia S.p.A. Separate Financial Statements

Statements of Financial Position

299

Separate Income Statements

301

Statements of Comprehensive Income

302

Statements of Changes in Equity

303

Statements of Cash Flows

304

Note 1 Form, content and other general information

306

Note 2 Accounting policies

308

Note 3 Goodwill

322

Note 4 Intangible assets   (owned and under finance leases)

325

Note 5 Tangible assets  (owned and under finance leases)

328

Note 6 Investments

333

Note 7 Financial assets (non-current and current)

336

Note 8 Miscellaneous receivables and other    non-current assets

339

Note 9 Income taxes

340

Note 10 Inventories

343

Note 11 Trade and miscellaneous receivables and other current assets

344

Note 12 Equity

347

Note 13 Financial liabilities  (non-current and current)

354

Note 14 Net financial debt

362

Note 15 Financial risk management

363

Note 16 Derivatives

367

Note 17 Supplementary disclosures on financial instruments

369

Note 18 Employee benefits

377

Note 19 Provisions

380

Note 20 Miscellaneous payables and other  non-current liabilities

381

Note 21 Trade and miscellaneous payables and other current liabilities

382

Note 22 Contingent liabilities, other information, commitments and guarantees

384

Note 23 Revenues

393

Note 24 Other income

393

Note 25 Acquisition of raw materials and services

394

Note 26 Employee benefits expenses

395

Note 27 Other operating expenses

396

Note 28 Change in inventories

396

Note 29 Internally generated assets

396

Note 30 Depreciation and amortization

397

Note 31 Gains (losses) on disposals of non-current assets

398

Note 32 Impairment reversals (losses) on  non-current assets

398

Note 33 Income (expenses) from investments

399

Note 34 Finance income and expenses

400

Note 35 Related party transactions

403

Note 36 Equity compensation plans

425

Note 37 Significant non-recurring events and transactions

430

Note 38 Positions or transactions resulting from atypical and/or unusual operations

431

Note 39 Other information

432

Note 40 Events subsequent to December 31, 2012

434

Note 45 List of investments in subsidiaries, associates and joint ventures

435

Statements of Financial Position

Assets

(euro)		note	12/31/2012	of which related parties	12/31/2011	of which related parties

Non-current assets
Intangible assets
Goodwill		3)	30,611,444,756		34,627,444,756
Intangible assets with a finite useful life		4)	4,726,050,171		4,864,885,680
			35,337,494,927		39,492,330,436
Tangible assets		5)
Property, plant and equipment owned			9,488,096,200		9,726,152,960
Assets held under finance leases			1,005,086,126		1,090,851,916
			10,493,182,326		10,817,004,876
Other non-current assets
Investments		6)	9,330,076,860		9,415,771,977
Non-current financial assets		7)	2,448,752,875	859,838,000	2,891,042,709	937,781,000
Miscellaneous receivables and other non-current assets		8)	995,902,745	14,836,000	545,212,951	9,148,000
Deferred tax assets		9)	823,730,363		882,105,066
			13,598,462,843		13,734,132,703
Total Non-current assets	(a)		59,429,140,096		64,043,468,015
Current assets
Inventories		10)	112,217,481		125,418,231
Trade and miscellaneous receivables and other current assets		11)	4,188,747,064	337,281,000	5,046,539,276	353,405,000
Current income tax receivables		9)	54,637,358		328,762
Current financial assets
Securities other than investments, financial receivables and other current financial assets			839,013,590	140,807,000	1,342,257,558	156,711,000
Cash and cash equivalents			2,146,165,389	246,565,000	1,595,287,388	101,667,000
		7)	2,985,178,979		2,937,544,946
Total Current assets	(b)		7,340,780,882		8,109,831,215
Total Assets	(a+b)		66,769,920,978		72,153,299,230

Equity and Liabilities

(euro)		note	12/31/2012	of which related parties	12/31/2011	of which related parties

Equity		12)
Share capital issued			10,693,628,019		10,693,628,019
less: treasury shares			(20,719,608)		(20,719,608)
Share capital			10,672,908,411		10,672,908,411
Paid-in capital			1,703,973,470		1,703,973,470
Legal reserve			2,137,749,211		2,137,749,211
Other reserves
Reserve pursuant to art. 13, Law Decree 124/93			−		391,352
Reserve pursuant to art. 74, Italian Presidential Decree 917/86			−		5,749,710
Reserve for capital grants			−		602,258,804
Revaluation reserve pursuant to Law 413/91			1,128,827		1,128,827
Reserve pursuant to art.1, par. 469, Law 266/2005, and art. 14, Law 342/2000			−		315,842,091
Reserve for remeasurements of employee defined benefit plans (IAS 19) (*)			143,406,083		181,974,791
Other			2,076,747,373		2,112,255,648
Total Other reserves			2,221,282,283		3,219,601,223
Retained earnings (Accumulated losses), including profit (loss) for the year			992,889,763		2,802,687,940
Total Equity	(c)		17,728,803,138		20,536,920,255
Non-current liabilities
Non-current financial liabilities		13)	34,887,389,007	11,911,969,000	34,941,182,483	12,612,211,000
Employee benefits		18)	728,065,235		741,117,415
Deferred tax liabilities		9)	1,869,655		799,999
Provisions		19)	477,212,152		467,983,806
Miscellaneous payables and other non-current liabilities		20)	518,265,206	59,676,000	584,706,898	41,767,000
Total Non-current liabilities	(d)		36,612,801,255		36,735,790,601
Current liabilities
Current financial liabilities		13)	5,424,726,917	3,672,097,000	7,289,900,538	3,520,352,000
Trade and miscellaneous payables and other current liabilities		21)	7,003,059,182	793,668,000	7,528,019,329	725,473,000
Current income tax payables		9)	530,486		62,668,507
Total Current liabilities	(e)		12,428,316,585		14,880,588,374
Total liabilities	(f=d+e)		49,041,117,840		51,616,378,975
Total Equity and Liabilities	(c+f)		66,769,920,978		72,153,299,230

(*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Retained earnings (accumulated losses), including profit (loss) for the year”.

Separate Income Statements

	note	Year	of which related parties	Year	of which related parties
(euro)		2012		2011
				(Restated)

Revenues	23)	16,940,019,942	485,106,000	18,044,995,462	527,348,000
Other income	24)	241,304,088	18,961,000	246,724,626	13,866,000
Total operating revenues and other income		17,181,324,030		18,291,720,088
Acquisition of goods and services	25)	(5,939,615,529)	(1,179,799,000)	(6,323,783,623)	(1,188,874,000)
Employee benefits expenses	26)	(2,490,171,633)	(88,750,000)	(2,702,057,895)	(96,007,000)
Other operating expenses	27)	(655,818,257)	(646,000)	(704,542,278)	(21,320,000)
Change in inventories	28)	(13,100,295)		13,289,275
Internally generated assets	29)	350,480,080		361,779,343
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		8,433,098,396		8,936,404,910
of which: impact of non-recurring items	37)	(14,718,000)		(12,567,000)
Depreciation and amortization	30)	(3,491,728,490)		(3,792,777,214)
Gains (losses) on disposals of non-current assets	31)	19,533,991		(9,574,858)	14,792,000
Impairment reversals (losses) on non-current assets	32)	(4,017,276,813)		(5,379,649,984)
Operating profit (loss) (EBIT)		943,627,084		(245,597,145)
of which: impact of non-recurring items	37)	(3,994,342,000)		(5,373,775,000)
Income (expenses) from investments	33)	36,610,485	130,805,000	(147,672,426)	253,356,000
Finance income	34)	2,232,682,670	779,304,000	2,537,918,206	673,741,000
Finance expenses	34)	(4,238,119,245)	(1,498,608,000)	(4,624,413,088)	(2,389,846,000)
Profit (loss) before tax		(1,025,199,006)		(2,479,764,453)
of which: impact of non-recurring items	37)	(4,029,432,000)		(5,332,781,000)
Income tax expense	9)	(795,903,650)		(1,165,089,755)
Profit (loss) for the year		(1,821,102,656)		(3,644,854,208)
of which: impact of non-recurring items	37)	(4,031,472,000)		(5,336,041,000)

Statements of Comprehensive Income

Note 12

		Year	Year
(euro)		2012	2011
			(Restated)

Profit (loss) for the year	(a)	(1,821,102,656)	(3,644,854,208)
Other components of the Statements of Comprehensive Income
Available-for-sale financial assets
Profit (loss) from fair value adjustments		44,363,973	9,238,485
Net fiscal impact		(11,942,899)	(3,967,389)
	(b)	32,421,073	5,271,096
Hedging instruments
Profit (loss) from fair value adjustments		(457,648,207)	(506,246,836)
Loss (profit) transferred to the Separate Income Statement		324,320,000	122,370,000
Net fiscal impact		36,665,257	105,566,130
	(c)	(96,662,950)	(278,310,706)
Remeasurements of employee defined benefit plans (IAS 19)
Actuarial gains and losses		(53,412,517)	101,513,633
Net fiscal impact		14,688,442	(27,916,249)
	(d)	(38,724,075)	73,597,384
Total	(e=b+c+d)	(102,965,952)	(199,442,226)
Comprehensive income (loss) for the year	(a+e)	(1,924,068,608)	(3,844,296,434)

Statements of Changes in Equity

Statements of Changes in Equity from January 1 to December 31, 2011

(euro)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19) (*)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity

Balance at December 31, 2010	10,668,026,448	1,697,291,880	5,499,933	(640,523,105)	108,377,407	13,725,194,639	25,563,867,202
Changes in equity during the year:
Dividends approved						(1,191,279,207)	(1,191,279,207)
Total comprehensive income (loss) for the year			5,271,096	(278,310,707)	73,597,384	(3,644,854,208)	(3,844,296,435)
Grant of equity instruments	4,881,963	6,681,590				(5,455,076)	6,108,477
Conversion of bonds							−
Treasury shares							−
Other changes						2,520,219	2,520,219
Balance at December 31, 2011	10,672,908,411	1,703,973,470	10,771,029	(918,833,812)	181,974,791	8,886,126,367	20,536,920,255

(*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Statements of Changes in Equity from January 1 to December 31, 2012 - Note 12

(euro)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19) (*)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity

Balance at December 31, 2011	10,672,908,411	1,703,973,470	10,771,029	(918,833,812)	181,974,791	8,886,126,367	20,536,920,255
Changes in equity during the year:
Dividends approved						(900,714,712)	(900,714,712)
Total comprehensive income (loss) for the year			32,421,073	(96,662,950)	(38,724,075)	(1,821,102,656)	(1,924,068,608)
Grant of equity instruments						1,791,218	1,791,218
Conversion of bonds							−
Treasury shares							−
Merger surplus						16,235,554	16,235,554
Other changes				−	155,367	(1,515,936)	(1,360,569)
Balance at December 31, 2012	10,672,908,411	1,703,973,470	43,192,102	(1,015,496,762)	143,406,083	6,180,819,834	17,728,803,138

 (*) The Reserve is presented as a result of the early adoption of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Statements of Cash Flows

			Year	Year
(thousands of euros)		note	2012	2011
				(Restated)

Cash flows from operating activities:
Profit (loss) for the year			(1,821,101)	(3,644,855)
Adjustments for:
Depreciation and amortization			3,491,728	3,792,777
Impairment losses (reversals) on non-current assets (including investments)			4,122,208	5,828,965
Net change in deferred tax assets and liabilities			98,772	110,257
Losses (gains) realized on disposals of non-current assets (including investments)			(28,923)	(31,419)
Change in provisions for employees benefits			(231,766)	(157,837)
Change in inventories			12,772	(13,289)
Change in trade receivables and net amounts due from customers on construction contracts			818,216	132,436
Change in trade payables			(570,701)	(196,125)
Net change in current income tax receivables/payables			(451,043)	28,534
Net change in miscellaneous receivables/payables and other assets/liabilities			(260,718)	(84,997)
Cash flows from (used in) operating activities	(a)		5,179,444	5,764,447
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		4)	(1,197,532)	(2,350,338)
Purchase of tangible assets on an accrual basis		5)	(1,807,827)	(1,771,229)
Total purchase of intangible and tangible assets on an accrual basis (*)			(3,005,359)	(4,121,567)
Change in amounts due to fixed asset suppliers			217,329	510,323
Total purchase of intangible and tangible assets on a cash basis			(2,788,030)	(3,611,244)
Acquisitions/Disposals of subsidiaries and businesses, net of cash acquired		6)	57,228
Acquisitions of other investments			(60,676)	(41,757)
Change in financial receivables and other financial assets			942,664	(313,698)
Proceeds from sale/repayment of intangible, tangible and other non-current assets			29,373	60,316
Cash flows from (used in) investing activities	(b)		(1,819,441)	(3,906,383)
Cash flows from financing activities
Change in current financial liabilities and other			(102,028)	787,769
Proceeds from non-current financial liabilities (including current portion)			3,940,414	4,083,235
Repayments of non-current financial liabilities (including current portion)			(6,671,052)	(6,391,511)
Share capital proceeds/reimbursements			−	−
Dividends paid (*)			(899,691)	(1,189,839)
Cash flows from (used in) financing activities	(c)		(3,732,357)	(2,710,346)
Aggregate cash flows	(d=a+b+c)		(372,354)	(852,282)
Net cash and cash equivalents at beginning of the year	(e)		1,283,408	2,135,690
Net cash and cash equivalents at end of the year	(f=d+e)		911,054	1,283,408

(*) of which related parties	Year	Year
(thousands of euros)	2012	2011
		(Restated)

Total purchase of intangible and tangible assets on an accrual basis	444,846	(408,931)
Dividends paid	144,541	(199,131)

Additional Cash Flow Information

	Year	Year
	2012	2011
(thousands of euros)		(Restated)

Income taxes (paid) received	(1,096,883)	(1,009,889)
Interest expense paid	(3,575,594)	(3,310,543)
Interest income received	1,717,149	1,439,738
Dividends received	131,976	253,794

Analysis of Net Cash and Cash Equivalents

	Year	Year
(thousands of euros)	2012	2011
		(Restated)

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,595,287	2,763,052
Bank overdrafts repayable on demand	(311,879)	(627,362)
	1,283,408	2,135,690
Net cash and cash equivalents at the end of the year:
Cash and cash equivalents	2,146,166	1,595,287
Bank overdrafts repayable on demand	(1,235,112)	(311,879)
	911,054	1,283,408

Note 1
Form, content and other general information

Form and content

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of Telecom Italia S.p.A. are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia, as stated in the company’s bylaws, extends to December 31, 2100.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2012 have been prepared on a going concern basis (further details are presented in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In 2012, Telecom Italia applied the accounting policies on a basis consistent with those of the previous years, except for:

•

the early adoption, starting from the first half of 2012, of the revised version of IAS 19 (Employee Benefits) whose effects are described in Note “Accounting Polices”. The early adoption of such amendments resulted in the restatement of the 2011 separate income statements and statements of comprehensive income;

•

the new standards and interpretations adopted by Telecom Italia since January 1, 2012, that did not have any effect on the separate financial statements at December 31, 2012.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements), comparative information included in the separate financial statements, unless otherwise indicated, refers to the preceding year.

The statements of financial position, the separate income statements and the statements of comprehensive income and the statements of changes in equity are presented in euros (without cents), while the statements of cash flows and the notes to these separate financial statements are presented, unless otherwise indicated, in thousands of euros.

Publication of the Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2012 was approved by resolution of the board of directors’ meeting held on March 7, 2013.

However, final approval of the Telecom Italia S.p.A. separate financial statements rests with the shareholders’ meeting.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the statement of financial position has been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•

the separate income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with the industrial sector of reference.

In addition to EBIT or Operating Profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of Telecom Italia’s operating performance. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Expenses (income) from investments
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

the statement of comprehensive income includes the profit or loss for the year as shown in the separate income statement and all other non-owner changes in equity;

•

the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations, income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

Note 2
Accounting policies

Going concern

The separate financial statements for the year ended December 31, 2012 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Company’s ability to continue as a going concern:

•

the main risks and uncertainties (for the most part of an external nature) to which Telecom Italia is exposed are:

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changes in the general macroeconomic condition in the Italian market;

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variations in business conditions;

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changes to laws and regulations (price and rate variations);

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outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

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financial risks (interest rate and/or exchange rate trends);

•

the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity. This is described in the paragraph devoted to “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk). This is described in the Note “Financial risk management”.

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

IFRS 3 requires, among other things, incidental costs incurred in connection with a business combination to be charged to the separate income statement, whereas previously they were included in the consideration paid.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy “Impairment of tangible and intangible assets – Goodwill”.

In case of the disposal, in whole or in part, of a business/segment previously acquired, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

Upon IFRS first-time adoption, the Company elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets generated internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs only include expenditures that can be attributed directly to the development process of new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the way the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from the previous estimate. The effect of such changes is recognized prospectively in the separate income statement.

For a small portion of bundled offerings, principally of mobile equipment and services, the Company capitalizes directly attributable subscriber acquisition costs (consisting of commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period established in the underlying contract (24-30 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets.

The estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred are recalculated annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. Any excess must be recorded immediately in the separate income statement, conventionally, in the line item Depreciation.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that the previous estimate. The effect of such changes is recognized in the separate income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Company at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with the policy for owned depreciable assets. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (Borrowing Costs), Telecom Italia capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate income statement and deducted directly from the “finance expenses” to which they refer.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a reduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

To calculate impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (i.e., financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or group of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), also including the cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At each closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

Financial instruments

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use. This reversal of an impairment loss is recognized as income in the separate income statement.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets according to whether they are to be kept in the Company’s portfolio for a period of more or less than 12 months.

Upon acquisition, investments are classified in the following categories:

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“available-for-sale financial assets”, as non-current or current assets;

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“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is released to the separate income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and are stated at acquisition cost, including transaction costs, on initial recognition, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in Telecom Italia S.p.A.’s portfolio for a period of not more than 12 months, and are included in the following categories:

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held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

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held for trading and measured at fair value through profit or loss;

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available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of available-for-sale financial assets are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported above.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

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at the inception of the hedge, the hedging relationship is formally designated and documented;

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the hedge is expected to be highly effective;

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its effectiveness can be reliably measured;

•

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

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Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

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Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are recognized directly in the separate income statement.

Sales of receivables

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized according to the percentage of completion method and classified under current assets. Any losses on such contracts are recorded in full in the separate income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnities

Employee severance indemnities, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

Following the early adoption of the revised version of IAS 19 (Employee Benefits), starting from the first half of 2012, the remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Interest expenses related to the “time value” component of the actuarial calculations, are recognized in the separate income statement as finance expenses.

Starting from January 1, 2007, Italian Law provides that employees may choose the destination of their accruing employee severance indemnity either to supplementary pension funds or to the company. Companies that employ at least 50 employees are obliged to transfer the employee severance indemnity to the “Treasury fund” managed by INPS. Consequently, the Company’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

Telecom Italia S.p.A. provides additional benefits to certain managers of the companies of the Group through equity compensation plans (stock options and long-term incentive plans). These plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate income statement in “Employee benefits expenses”, in the case of employees of the Company, and in “Investments”, in the case of employees of subsidiaries, over the period between the grant date and vesting date, with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses” or “Investments”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” in the case of employees of the Company, and to “Investments”, in the case of employees of subsidiaries; at the end of each year this liability is measured at fair value.

Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Company resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be made are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Company. Where the Company is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred also taking into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundles offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the remaining amount paid by the customer exceeding the services value.

A small portion of the offerings in the mobile business are contracts with a minimum contractual period of 24-30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method; changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss; and gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends are recognized in the separate income statement in the year in which they become receivable, following the approval by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Income taxes

Income taxes include all taxes calculated on the basis of the taxable income of the Company.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. The statement of comprehensive income indicates the amount of income taxes relating to each item included as “Other components of the Statements of comprehensive income”.

Deferred tax liabilities/assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the financial statements except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

Use of estimates

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the separate financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below.

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model, as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Provisions, contingent liabilities and employee benefits

As regards the provisions for restoration costs, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

Provisions for legal, arbitration and tax disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations endorsed by EU in force from January 1, 2012

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the application of amendments to IAS 12 (Income Taxes) and to IFRS 7 (Disclosures-Transfers of Financial Assets), in force from January 1, 2012, did not have an impact on the financial statements of Telecom Italia S.p.A. at December 31, 2012.

New Standards and Interpretations endorsed by EU, not yet in force and early adopted

IAS 19 (2011) (Employee benefits)

In June 2012, Commission Regulation EU No. 475-2012 was issued adopting the revised version of IAS 19 (Employee Benefits) which is applicable retrospectively, starting from January 1, 2013, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate income statement. In particular, under the amended IAS 19 (2011), with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the option adopted by Telecom Italia whereby these components had been recorded in employee benefits expenses in the separate income statement). Service costs, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate income statement. The early adoption of such amendments resulted in the restatement of the 2011 separate income statements and statements of comprehensive income and had no impact on Equity other than the reclassification of certain reserves, as detailed in the note “Equity”.

Separate income statements

2011
(millions of euros)

Employee benefits expenses – reversal of actuarial gains	(102)
Employee benefits expenses – interest component reclassification	38
Finance expenses – interest component reclassification	(38)
Income tax expense	28
Impact on profit (loss) for the year	(74)

Statements of comprehensive income

2011
(millions of euros)

Impact on profit (loss) for the year	(74)

Remeasurements of employee defined benefit plans (IAS19)	74
Actuarial gains	102
Net fiscal impact	(28)

Impact on comprehensive profit (loss) for the year	-

Statements of cash flows

The early adoption of revised IAS 19 did not non have any effects on “Aggregate cash flows” of the statements of cash flow or, specifically, on the “Cash flows from (used in) operating activities”.

Statements of Financial Position

The early adoption of revised IAS 19 did not have any impact on the statements of financial position.

New Standards and Interpretations endorsed by EU not yet in force

During 2012, the following IFRS, Amendments and IFRIC interpretations had been endorsed by EU:

Mandatory application: annual periods beginning on or after
Amendments to IAS 1 (Presentation of Financial Statements)	January 1, 2013
Amendments to IFRS 7 (Disclosures–Offsetting Financial Assets and Financial Liabilities)	January 1, 2013
IFRS 13 (Fair value measurement)	January 1, 2013
IAS 27 (Separate Financial Statements)	January 1, 2014
IAS 28 (Investments in associates and joint ventures)	January 1, 2014
IFRS 11 (Joint Arrangements)	January 1, 2014
IFRS 12 (Disclosure of interests in other entities)	January 1, 2014
Amendments to IAS 32 (Financial instruments: Presentation - Offsetting Financial Assets and Financial Liabilities)	January 1, 2014

The potential impacts arising from their application on the separate financial statements of Telecom Italia S.p.A. are currently being assessed.

Note 3
Goodwill

Goodwill at December 31, 2012 relates to the goodwill included in the domestic segment of Telecom Italia S.p.A., amounting to 30,611,445 thousand euros, after recognition of an impairment loss of 4,016,000 thousand euros.

The amount also includes the goodwill allocated to the International Wholesale CGU, in line with the amount recognized in the consolidated financial statements.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. For purposes of the impairment test, goodwill must be allocated to cash-generating units (CGU) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment identified in accordance with IFRS 8. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The impairment test regarded the domestic segment of Telecom Italia S.p.A. which represents the CGU to which the major part of domestic goodwill is allocated, and International Wholesale. In the Telecom Italia S.p.A. separate financial statements, the International Wholesale CGU is composed of the investment in Telecom Italia Sparkle S.p.A. and the goodwill allocated consistently with the treatment in the consolidated financial statements equal to 412,000 thousand euros.

The impairment test consists of comparing the recoverable amount of the CGU to which the goodwill is allocated with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected earnings flows) and the fair value less costs to sell.

The value used to determine the recoverable amount of the domestic segment of Telecom Italia S.p.A. and International Wholesale is the value in use, which was calculated according to the same parameters used, respectively, for the impairment test of the Core Domestic CGU and the International Wholesale CGU for the purposes of the consolidated financial statements.

The basic assumptions for the calculation of the value in use are presented in the following table:

Telecom Italia S.p.A. Domestic Segment	International Wholesale

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

Since the domestic segment of Telecom Italia S.p.A corresponds to the Core Domestic Cash Generating Unit (CGU) considered for the impairment test of goodwill in the consolidated financial statements, the value in use of the domestic segment of Telecom Italia S.p.A is the same as that of the Core Domestic CGU. In particular, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of cash flows extended over a time period of five years (2013-2017). This extension of the analytical forecast period for the cash flows, compared to the three years used in the impairment test for the previous year, was required to also reflect the contribution of the NGN and LTE ultrabroadband capital expenditure in the recoverable value of the CGU. Moreover, the use of analytical forecast periods of more than three years for the impairment tests is common practice among the major European telecommunications operators.

For the estimate of the value in use of the Core Domestic CGU, the Company also verified that the analytical estimates of EBITDA flows used over the plan period were within the range of the analyst forecasts produced after the announcement of the business plan.

International Wholesale also coincides entirely with the CGU of the same name considered for the impairment test of goodwill in the consolidated financial statements. As a result, the estimate of the value in use is the same and is based on the figures in the 2013-2015 business plan.

In both cases, the expected flows over the plan period have been capitalized in perpetuity.

The earnings flows used to estimate the value in use are cash nopat, equal to (EBITDA – Capex) x (1-Tc).

The nominal growth rate used to estimate the terminal value is the following:

Telecom Italia S.p.A. Domestic Segment	International Wholesale

0%	0%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the Group’s business plan.

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the equity analysts' terminal year forecasts (equal to 16.17%).

The cost of capital used for the estimate of the value in use of the domestic segment of Telecom Italia S.p.A. and International Wholesale was estimated by considering the following:

•

the criterion applied was the criterion for the CAPM - Capital Asset Pricing Model estimate (the criterion referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business while for the domestic segment a target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient of the domestic segment = 1.32); International Wholesale = 0.73 (unlevered beta));

•

for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used, with verification that the rate of capitalization (WACC –g) was in line with the analyst consensus (based on the reports published after the presentation of the business plan).

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC–g) have been estimated for each CGU as follows:

	Telecom Italia S.p.A. Domestic Segment	International Wholesale
	%	%
WACC post-tax	8.63	9.48
WACC post-tax – g	8.63	9.48
WACC pre-tax	12.50	13.65
WACC pre-tax – g	12.50	13.65

The differences between the values in use and the carrying amounts at December 31, 2012 are as follows:

(millions of euros)	Telecom Italia S.p.A. Domestic Segment	International Wholesale

Difference between values in use and carrying amounts	- 4,016	+ 122

For the Core Domestic CGU, the estimate of the recoverable amount at December 31, 2012 is less than the carrying amount. As a result an impairment loss of 4,016,000 thousand euros has been recognized.

Indeed, given the substantial correspondence between the domestic segment of Telecom Italia S.p.A. and the Core Domestic CGU considered for the impairment test of goodwill in the consolidated financial statements, the goodwill impairment loss recognized for the Core Domestic CGU, at consolidated level, was also adopted in full for the domestic segment of Telecom Italia S.p.A..

For International Wholesale, on the other hand, the carrying amount of the CGU, including the allocated goodwill of 412,000 thousand euros, is around 122,000 thousand euros less than the recoverable amount (value in use).

Note 4
Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased 138,835 thousand euros compared to December 31, 2011 and are composed of the following:

(thousands of euros)	12/31/2010	Additions	Amortization	Impairment (losses)/ reversals	Disposals	Capitalization of borrowing costs	Other changes	12/31/2011

Industrial patents and intellectual property rights	1,821,042	744,762	(1,136,578)		(190)		196,910	1,625,946
Concessions, licenses, trademarks and similar rights	1,640,338	12,913	(149,127)		(14)		832	1,504,942
Other intangible assets	165,194	192,823	(180,549)				(782)	176,686
Work in progress and advance payments	343,308	1,399,840			(2,423)	12,216	(195,630)	1,557,311
Total	3,969,882	2,350,338	(1,466,254)	−	(2,627)	12,216	1,330	4,864,885

(thousands of euros)	12/31/2011	Transfer of IT Technology business segment	Additions	Amortization	Impairment (losses)/ reversals	Disposals	Capitalization of borrowing costs	Other changes	12/31/2012

Industrial patents and intellectual property rights	1,625,946	(1,066)	570,418	(1,037,025)		(107)		256,170	1,414,336
Concessions, licenses, trademarks and similar rights	1,504,942		12,581	(158,448)				155,437	1,514,512
Other intangible assets	176,686		204,935	(188,992)				379	193,008
Work in progress and advance payments	1,557,311		409,598	−		(3,898)	51,941	(410,758)	1,604,194
Total	4,864,885	(1,066)	1,197,532	(1,384,465)	−	(4,005)	51,941	1,228	4,726,050

The figures at December 31, 2012 reflect the transfer – operational from November 1, 2012 – of the “Information Technology” business segment of Telecom Italia to SSC, subsequently renamed TI Information Technology. Specifically, Telecom Italia transferred the business segment comprising the Information Technology functions (IT planning, governance and security services) and Human Resources and Organization Information Technology functions, at carrying amount.

Industrial patents and intellectual property rights consist mostly of software (divided mainly between applications software and plant operation software), purchased outright and under user license. They are amortized over the period of useful benefit, estimated as three years, with the exception of patents which are amortized over five years. This line item decreased by 211,610 thousand euros compared to December 31, 2011 since the additions and the assets which came into use during the year are lower in total than the amortization charge. Other changes, within this line item, include 729 thousand euros as a result of the merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia, which had its financial effect on January 1, 2012.

Concessions, licenses, trademarks and similar rights mainly refer to the unamortized cost of licenses for mobile and fixed telecommunications services. Compared to December 31, 2011, the amortization was started of the first tranche of user licenses for the LTE frequencies acquired in 2011 (1800 MHz band). Overall, the value of telephone licenses and similar rights increased by 9,570 thousand euros compared to December 31, 2011, broken down as follows:

Type	Net carrying amount at 12/31/2012 (thousands of euros)	Amortization period in years	Amortization charge for 2012 (thousands of euros)

UMTS	1,208,509	18	134,279
UMTS 2100 MHz	66,255	12	7,362
Wireless Local Loop	4,475	15	1,119
WiMax	9,590	15	921
LTE 1800 MHz	145,707	18	8,571

Other intangible assets mainly include the capitalization of subscriber acquisition costs (SAC) of the Business and Consumer segments in the mobile telephony area; the unamortized cost is 181,407 thousand euros at December 31, 2012 (150,512 thousand euros at December 31, 2011). The amortization of these capitalized costs – equal to 173,577 thousand euros – is generally taken over a 24 to 30 month period, corresponding to the minimum duration of the contracts signed with customers.

Other intangible assets also include expenses (mainly entrance fees and charges for goodwill) incurred in connection with the start of the “stores project”. The unamortized cost at December 31, 2012 is 11,183 thousand euros and the amortization of these costs – equal to 15,156 thousand euros – is being amortized over a period of three years, corresponding to the minimum duration of the dealer agreements.

Other changes, within this line item, include 376 thousand euros (sundry long-term expenses) as a result of the above-mentioned merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia.

Work in progress and advance payments increased 46,883 thousand euros. Capitalized borrowing costs amounted to 51,941 thousand euros, and were directly attributable to the purchase of user rights for the 800 and 2600 MHz frequencies – to be allocated to broadband mobile services – which could not yet be used in 2012 (the capitalization of borrowing costs derives from the fact that the period of time required to prepare the asset for use exceeds 12 months). The interest rate used is between 4.6% and 5.2%. Such costs are deducted directly from “Other finance expenses”. Disposals of work in progress and advance payments include 3,515 thousand euros, mainly attributable to abandoned software projects.

Additions amount to 1,197,532 thousand euros in 2012, and include 108,357 thousand euros in internally generated assets (115,254 thousand euros at December 31, 2011). In particular, the decrease of 6,897 thousand euros in internally generated assets is mainly linked to the transfer of the “Information Technology” business segment to TI Information Technology, which led to the transfer of staff to the new company from November 2012, and the resulting elimination of internally generated assets.

The decrease of 1,152,806 thousand euros in the additions column compared to 2011 (equal to 2,350,338 thousand euros) is mainly due to the fact that the 2011 figure took account of the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be used for broadband mobile services, for a total amount of 1,222,510 thousand euros. This follows the participation in the auction for assignment of the frequencies at the end of 2011. Excluding the additions relating to the acquisition in 2011, the change would have been an increase of 69,704 thousand euros.

Amortization of intangible assets decreased by 81,789 thousand euros compared to 2011. The decrease in intangible assets is mainly due to a lower amount of amortizable assets relating to the development of software applications.

Amortization is recorded in the income statement under the components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

		12/31/2012
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	8,915,695	(6,765)	(7,494,594)	1,414,336
Concessions, licenses, trademarks and similar rights	2,792,979		(1,278,467)	1,514,512
Other intangible assets	438,717		(245,709)	193,008
Work in progress and advance payments	1,604,194			1,604,194
Total	13,751,585	(6,765)	(9,018,770)	4,726,050

		12/31/2011
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	9,806,184	(6,765)	(8,173,473)	1,625,946
Concessions, licenses, trademarks and similar rights	2,624,962	-	(1,120,020)	1,504,942
Other intangible assets	367,602	-	(190,916)	176,686
Work in progress and advance payments	1,565,880	(8,569)	-	1,557,311
Total	14,364,628	(15,334)	(9,484,409)	4,864,885

Gross disposals were recorded in Industrial patents and intellectual property rights for the elimination or rewriting of software for applications or plant operation for 1,696,920 thousand euros.

Gross disposals were also recorded under intellectual property rights amounting to 23,965 thousand euros, following the transfer of the Information Technology business segment to TI Information Technology.

Other intangible assets include gross disposals of 134,691 thousand euros relating to fully amortized subscriber acquisition costs.

Work in progress includes disposals of abandoned software projects, for a gross carrying amount of 11,628 thousand euros, using accumulated impairment losses of 8,569 thousand euros.

Note 5
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 238,058 thousand euros compared to December 31, 2011 and is composed of the following:

(thousands of euros)	12/31/2010	Additions	Depreciation (*)	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2011

Land	121,542	22			(314)	(1,987)	119,263
Buildings (civil and industrial)	404,124	3,229	(41,253)		(247)	17,986	383,839
Plant and equipment	8,787,948	1,374,106	(2,036,027)		(23,494)	340,234	8,442,767
Manufacturing and distribution equipment	25,303	3,396	(11,568)		(105)	8,668	25,694
Other	303,878	80,120	(123,217)		(314)	38,090	298,557
Construction in progress and advance payments	580,869	269,917		(3,650)	(2,656)	(388,446)	456,034
Total	10,223,664	1,730,790	(2,212,065)	(3,650)	(27,130)	14,545	9,726,154

(*) The depreciation charge does not take into account the adjustments to the Provision for restoration costs for a total amount of 240 thousand euros.

(thousands of euros)	12/31/2011	Transfer of IT Technology business segment	Additions	Depreciation	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2012

Land	119,263		33			(165)	(2,424)	116,707
Buildings (civil and industrial)	383,839		5,566	(42,748)		(271)	6,113	352,499
Plant and equipment	8,442,767		1,320,721	(1,818,183)		(17,805)	276,580	8,204,080
Manufacturing and distribution equipment	25,694		11,380	(11,098)		(38)	7,993	33,931
Other	298,557	(71)	75,913	(117,090)		(437)	36,499	293,371
Construction in progress and advance payments	456,034		360,798		(1,277)	(599)	(327,448)	487,508
Total	9,726,154	(71)	1,774,411	(1,989,119)	(1,277)	(19,315)	(2,687)	9,488,096

The figures at December 31, 2012 reflect the transfer – operational from November 1, 2012 – of the “Information Technology” business segment of Telecom Italia to SSC, subsequently renamed TI Information Technology. Specifically, Telecom Italia transferred the business segment comprising the Information Technology functions (IT planning, governance and security services) and Human Resources and Organization Information Technology functions, at carrying amount.

Land includes both built-up land (with buildings or light constructions), and other land (on which various building works stand that are not recorded in the land cadastre, such as pylons, building podia, etc.). Land, including land pertaining to buildings, is not depreciated.

Buildings (civil and industrial) almost exclusively include buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers). This line item also includes some civil buildings (that is, registered as residences), for a marginal amount of 979 thousand euros.

Plant and equipment includes the aggregate of all those structures used for the functioning of voice and data telephone traffic. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment, base transceiver stations and also telephone systems for termination used by the different clientele segments. Plant and equipment decreased 238,687 thousand euros owing principally to the depreciation charge which was higher than additions during the year. The disposals, amounting to 17,805 thousand euros and mainly relating to the Mobile business, include disposals for the replacement of mobile network transmission plant (7,600 thousand euros), for early purchases of rented mobile phones (4,479 thousand euros) and disposals of RBS plant (3,024 thousand euros).

Other changes, within this line item, include 81 thousand euros (sundry long-term expenses) as a result of the merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia.

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment. This increased by 8,237 thousand euros compared to December 31, 2011.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines. This decreased by 5,186 thousand euros compared to December 31, 2011. Other changes, within this line item, include 37 thousand euros (sundry long-term expenses) as a result of the above-mentioned merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use. The balance increased by 31,474 thousand euros owing to a higher amount of additions compared to assets that came into use during the year. Also, impairment losses were recorded for 1,277 thousand euros for the adjustment to realizable value of network materials no longer usable, as well as telephone systems being replaced with new technologically advanced materials.

Additions amount to 1,774,411 thousand euros in 2012, and include 242,124 thousand euros in internally generated assets (246,525 thousand euros at December 31, 2011), down by 4,401 thousand euros, mainly due to the above-mentioned reduction in material assets by TILAB staff).

The depreciation of owned tangible assets in 2012 is 222,946 thousand euros lower than in 2011. The reduction in depreciation is largely due to the decrease in depreciable assets, owing in part to the reduction of capital expenditures in recent years, especially for rentals in the Fixed line business             (-48,267 thousand euros of depreciation).

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan confirmed/modified annually in applying the useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the years 2012 and 2011 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

		12/31/2012
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	117,234	(527)		116,707
Buildings (civil and industrial)	1,285,962	(1,296)	(932,167)	352,499
Plant and equipment	56,842,841	(4,930)	(48,633,831)	8,204,080
Manufacturing and distribution equipment	207,047		(173,116)	33,931
Other	2,518,527	(2,184)	(2,222,972)	293,371
Construction in progress and advance payments	488,372	(864)		487,508
Total	61,459,983	(9,801)	(51,962,086)	9,488,096

		12/31/2011
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	119,791	(528)	−	119,263
Buildings (civil and industrial)	1,275,401	(1,296)	(890,266)	383,839
Plant and equipment	55,979,421	(4,930)	(47,531,724)	8,442,767
Manufacturing and distribution equipment	187,977	−	(162,283)	25,694
Other	2,407,243	(2,184)	(2,106,502)	298,557
Construction in progress and advance payments	456,898	(864)	−	456,034
Total	60,426,731	(9,802)	(50,690,775)	9,726,154

With regard to the gross carrying amounts of non-current tangible assets, in 2012 disposals were made for a gross carrying amount of 740,575 thousand euros and mainly regarded fully depreciated assets. Disposals mainly occurred in the plant and equipment class (726,048 thousand euros). These included disposals of subscriber connection units for inventory realignment (160,402 thousand euros) and of mobile transmission equipment relating to the replacement of mobile network transmission plant (187,921 thousand euros).

The disposals of plant generated gains of 36,752 thousand euros and losses of 13,238 thousand euros, recorded in the separate income statement.

In 2012 there were no accumulated impairment losses in the non-current tangible asset class.

Assets held under finance leases

This line item decreased 85,766 thousand euros compared to December 31, 2011 and is composed of the following:

(thousands of euros)	12/31/2010	Additions	Depreciation	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2011

Buildings (civil and industrial)	1,124,680	23,134	(110,133)		(58)	3,943	1,041,566
Plant and equipment	−						−
Other	10,983	7,296	(4,565)			−	13,714
Construction in progress and advance payments	41,600	10,009				(16,037)	35,572
Total	1,177,263	40,439	(114,698)	−	(58)	(12,094)	1,090,852

(thousands of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2012

Buildings (civil and industrial)	1,041,566	24,142	(112,698)		(207)	17,829	970,632
Plant and equipment	−						−
Other	13,714	889	(5,446)			1	9,158
Construction in progress and advance payments	35,572	8,385				(18,661)	25,296
Total	1,090,852	33,416	(118,144)	−	(207)	(831)	1,005,086

Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations. Other comprises the capitalization of finance leases on hardware of the Data Centers and Olivetti copiers. Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

		12/31/2012
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,076,540	(27,311)	(1,078,597)	970,632
Plant and equipment				−
Other	87,618		(78,460)	9,158
Construction in progress and advance payments	25,296			25,296
Total	2,189,454	(27,311)	(1,157,057)	1,005,086

(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,040,597	(27,311)	(971,720)	1,041,566
Plant and equipment	−	−	−	−
Other	86,729	−	(73,015)	13,714
Construction in progress and advance payments	35,572	−	−	35,572
Total	2,162,898	(27,311)	(1,044,735)	1,090,852

Within civil and industrial buildings, a building under a long rent contract was disposed of, due to the termination of the lease, for 6,859 thousand euros.

At December 31, 2012, lease payments due in future years and their present value are as follows:

	12/31/2012		12/31/2011
(thousands of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Within 1 year	228,463	204,107	238,440	222,048
From 2 to 5 years	880,508	598,021	858,393	608,206
Beyond 5 years	856,574	363,914	1,048,564	449,443
Total	1,965,545	1,166,042	2,145,397	1,279,697

(thousands of euros)	12/31/2012	12/31/2011

Present value of future net minimum lease payments	1,965,545	2,145,397
Interest portion	(799,503)	(865,700)
Present value of lease payments	1,166,042	1,279,697
Finance lease liabilities(1)	1,374,638	1,540,291
Financial receivables for lease contracts(2)	(208,596)	(260,594)
Total net finance lease liabilities	1,166,042	1,279,697

1)

These include financial payables to Teleleasing of 211,775 thousand euros (281,706 thousand euros at December 31, 2011) for direct and indirect lease transactions.

(2)

These refer to the present value of installments receivable from customers on direct and indirect lease transactions with Teleleasing, net of the relative provision for write-downs.

At December 31, 2012, the inflation adjustment to ISTAT revaluation of lease payments was 31,226 thousand euros (28,332 thousand euros at December 31, 2011).

Note 6
Investments

Investments decreased 85,695 thousand euros compared to December 31, 2011 and include:

(thousands of euros)	12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Subsidiaries	9,236,667		9,357,242
Associates and joint ventures	57,762	−	23,817
Other investments	35,648	35,648	34,713	34,713
Total	9,330,077	35,648	9,415,772	34,713

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Movements during 2012 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2012 is presented in compliance with art. 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures”.

Investments

(thousands of euros)	Carrying amount at 12/31/2011	Changes during the year					Carrying amount at 12/31/2012
		Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimburse-ments	Impairment losses/ Reversals/ fair value adjustments	Other changes and reclassifi-cations (*)	Total changes

Investments in subsidiaries
ADVALSO	12						12
EMSA SERVIZI (in liquidation)	5,000						5,000
HR SERVICES	521						521
IT TELECOM	8,476						8,476
MATRIX	29,917	15,000	(44,914)		(3)	(29,917)	-
MEDITERRANEAN NAUTILUS ITALY	3						3
OFI CONSULTING	35,109						35,109
OLIVETTI GESTIONI IVREA	375						375
OLIVETTI I-JET (in liquidation)	68						68
OLIVETTI MULTISERVICES	40,406						40,406
OLIVETTI	43,174	20,000		(49,698)		(29,698)	13,476
PATH.NET	7,770				7	7	7,777
SAIAT	34,743				(34,743)	(34,743)	-
TELECOM ITALIA INFORMATION TECHNOLOGY (former SHARED SERVICE CENTER)	12,330	10,000			761	10,761	23,091
SOFORA TELECOMUNICACIONES	1						1
TECNO SERVIZI MOBILI	53						53
TECO SOFT ARGENTINA (in liquidation)	-						-
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES	2,886				(2,886)	(2,886)	-
TIAUDIT COMPLIANCE LATAM	-				313	313	313
TELECOM ITALIA CAPITAL	2,388						2,388
TELECOM ITALIA DEUTSCHLAND HOLDING	45,820			(35,000)		(35,000)	10,820
TELECOM ITALIA INTERNATIONAL	6,835,705						6,835,705
TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA	-						-
TELECOM ITALIA MEDIA	176,035	5		(8,575)		(8,570)	167,465
TELECOM ITALIA MEDIA BROADCASTING	3						3
TELECOM ITALIA SAN MARINO	-						-
TELECONTACT CENTER	7,410	10,000		(939)	33	9,094	16,504
TELENERGIA	50						50
TELSY	14,517						14,517
TIERRA ARGENTEA	4,609	2,744		(2,733)		11	4,620
TELECOM ITALIA FINANCE	1,448,390						1,448,390
TELECOM ITALIA SPARKLE	586,371				53	53	586,424
TLC COMMERCIAL SERVICES	15,100						15,100
	9,357,242	57,749	(44,914)	(96,945)	(36,465)	(120,575)	9,236,667

(*)

The column "Other changes and reclassification” includes:

a) 37 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2010-2015 (LTI) Plan;

c) 161 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2011 (LTI) Plan;

d) 142 thousand euros as the fair value of expenses relating to the granting of the equity compensation plans to the employees of Telecom Italia Group companies under the "Long Term Incentive" 2012 (LTI) Plan.

(thousands of euros)	Carrying amount at 12/31/2011	Changes during the year					Carrying amount at 12/31/2012
		Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/Reversals/ fair value adjustments	Other changes and reclassifications	Total changes

Investments in associates and joint ventures
AREE URBANE (in liquidation)	-						-
ASSCOM INSURANCE BROKERS	20						20
Consorzio CRIAI (in liquidation)	-	2,332	(2,332)				-
IM.SER	40						40
NORDCOM	2,143						2,143
TELELEASING (in liquidation)	-				829	829	829
TIGLIO I	20,622			(5,872)		(5,872)	14,750
TIGLIO II	552			(20)		(20)	532
TRENTINO NGN	-				39,448	39,448	39,448
Consorzio EO (in liquidation)	-						-
Consorzio Scuola Superiore Alta Formazione Università Federico II (in liquidation)	21		(21)			(21)	-
Consorzio TEMA.MOBILITY (in liquidation)	419		(419)			(419)	-
	23,817	2,332	(2,772)	(5,892)	40,277	33,945	57,762

(thousands of euros)	Carrying amount at 12/31/2011	Changes during the year					Carrying amount at 12/31/2012
		Acquisitions/ Subscriptions/ Payments to cover losses	Disposals/ Reimbursements	Impairment losses/Reversals/ fair value adjustments	Other changes and reclassifications	Total changes

Investments in other companies
ASSICURAZIONI GENERALI (**)	2,164			422		422	2,586
BANCA UBAE	1,898						1,898
FIN. PRIV.(**)	9,725			513		513	10,238
IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						3,832
ISTITUTO EUROPEO DI ONCOLOGIA	2,116						2,116
SIA	11,278						11,278
Other minor investments	3,700	594		(594)		-	3,700
	34,713	594	-	341	-	935	35,648
Total Investments	9,415,772	60,675	(47,686)	(102,496)	3,812	(85,695)	9,330,077

(**)

Investments measured at fair value.

Note 7
Financial assets
(non-current and current)

Financial assets (non-current and current) are composed as follows:

(thousands of euros)		12/31/2012	12/31/2011

Non-current financial assets
Financial receivables and other non-current financial assets:
Financial receivables from subsidiaries		9,055	109,021
Financial receivables from associates and joint ventures		−	−
Financial receivables from other related parties		−	−
Financial receivables for lease contracts		108,881	150,783
Receivables from employees		28,629	36,275
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		634,007	633,965
Non-hedging derivatives		1,661,872	1,945,857
Other financial receivables		2	1,224
Prepaid expenses		6,305	13,918
Total non-current financial assets	(a)	2,448,751	2,891,043
Current financial assets
Securities other than investments
Held for trading		−	−
Held-to-maturity		−	−
Available-for-sale		363,403	863,892
		363,403	863,892
Financial receivables and other current financial assets
Financial receivables for lease contracts		99,715	109,811
Receivables from employees		10,940	7,621
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		100,323	160,765
Non-hedging derivatives		159,382	188,524
Financial receivables from subsidiaries		103,906	9,685
Financial receivables from associates and joint ventures		−	182
Other financial receivables		680	1,118
Prepaid expenses		666	660
		475,612	478,366
Cash and cash equivalents		2,146,166	1,595,287
Total current financial assets	(b)	2,985,181	2,937,545
Total non-current and current financial assets	(c)=(a+b)	5,433,932	5,828,588

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Non-current financial receivables from subsidiaries primarily refer to the loans granted to TLC Commercial Service for 9,000 thousand euros. The change compared to December 31, 2011 (-99,966 thousand euros) derives from the reclassification to current financial receivables of the 100,000 thousand euros loan granted to Telecom Italia Media, as it is due for repayment by the end of 2013. This loan was in turn disbursed to Telecom Italia S.p.A. by the European Investment Bank (EIB) under an investment program aimed at expanding the digital terrestrial network infrastructures; it will be repaid by December 31, 2013.

Financial receivables for lease contracts refer to:

•

indirect contracts, that is, lease contracts negotiated directly by Teleleasing with Telecom Italia customers and of which Telecom Italia is the guarantor. In particular:

–

the non-current portion is equal to 100,740 thousand euros (141,747 thousand euros at December 31, 2011), of which 95,534 thousand euros refers to receivables due between the second and fifth year (136,127 thousand euros at December 31, 2011) and 5,206 thousand euros for receivables due beyond the fifth year (5,620 thousand euros in 2011);

–

the current portion of these contracts is equal to 95,960 thousand euros (102,690 thousand euros at December 31, 2011);

•

direct contracts, that is, lease contracts with the rendering of accessory services under the “full rent” formula. In particular:

–

the non-current portion is equal to 8,141 thousand euros (9,036 thousand euros at December 31, 2011), of which 7,862 thousand euros refers to receivables due between the second and fifth year (8,087 thousand euros at December 31, 2011) and 279 thousand euros for receivables due beyond the fifth year (949 thousand euros at December 31, 2011);

–

the current portion of these contracts is 3,755 thousand euros (7,121 thousand euros at December 31, 2011).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

Hedging derivatives total 734,330 thousand euros (794,730 thousand euros at December 31, 2011) and relate to:

•

hedged items classified in non-current assets/liabilities of a financial nature which refer to the mark-to-market component (634,007 thousand euros) and include cash flow hedges and fair value hedges put into place with Telecom Italia Finance S.A. (232,751 thousand euros);

•

hedged items classified in current assets/liabilities of a financial nature (100,323 thousand euros), mainly consisting of prepaid expenses on derivatives, and include cash flow hedges and fair value hedges put into place with Telecom Italia Finance S.A. (1,561 thousand euros).

Non-hedging derivatives total 1,821,254 thousand euros (2,134,381 thousand euros at December 31, 2011) and include the measurement of transactions which Telecom Italia S.p.A. carries out on behalf of companies of the Group in its exclusive role as the centralized treasury function. This item is offset in full by the corresponding item classified in non-current financial liabilities. In particular, non-hedging derivatives relate to:

•

items classified in non-current assets (1,661,872 thousand euros) and include derivatives put into place with Banca Intesa (229,461 thousand euros), the Mediobanca group (24,589 thousand euros) and Telecom Italia Capital S.A. (363,982 thousand euros);

•

items classified in current assets (159,382 thousand euros) and include derivatives put into place with Banca Intesa (8,818 thousand euros), the Mediobanca group (796 thousand euros), Telecom Italia Capital S.A. (25,344 thousand euros) and Telecom Italia Finance S.A. (376 thousand euros).

Further details are provided in the Note “Derivatives”.

Securities other than investments classified as available-for sale due beyond three months, recorded at market value, consist of Italian treasury bonds (358 million euros) and treasury credit certificates (5 million euros assigned to Telecom Italia S.p.A., as per Ministry of the Economy and Finance Decree dated 12/03/2012, as a holder of trade receivables). Such securities, which in accordance with Consob Communication DEM/11070007 of August 5, 2011 represent investments in “sovereign debt securities”, have been purchased in accordance with the “Financial risk management and control" Guidelines adopted by the Telecom Italia Group in August 2012, substituting the previous policy in force from July 2009.

Cash and cash equivalents increased 550,879 thousand euros compared to December 31, 2011. The composition is as follows:

(thousands of euros)	12/31/2012	12/31/2011

Liquid assets with banks, financial institutions and post offices	1,983,927	1,513,905
Checks, cash and other receivables and deposits for cash flexibility	641	678
Receivables from subsidiaries	161,598	80,704
Total	2,146,166	1,595,287

The different technical forms used for the investment of liquidity as of December 31, 2012 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- for Standard & Poor's or equivalent ratings;

•

country risk: deposits have been made mainly in major European financial markets.

Note 8
Miscellaneous receivables and other non-current assets

Miscellaneous receivables and other non-current assets increased 450,690 thousand euros compared to December 31, 2011. They include:

(thousands of euros)	12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables from subsidiaries	1,097		192
Miscellaneous receivables from associates	−	−	−
Other receivables	341,588	3,779	5,232	5,232
Medium/long-term prepaid expenses	653,217		539,788
Total	995,902	3,779	545,212	5,232

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Receivables from subsidiaries refer to credit positions connected with tax consolidation, while other receivables include the benefit (337,809 thousand euros) related to the recognition of the refund deriving from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs following the entry into force of Decree Law 16/2012. For more information, reference should be made to the Note “Income taxes”.

Lastly, medium/long-term prepaid expenses mainly relate to the deferral of costs in connection with contracts for the activation of telephone services.

Note 9
Income taxes

Income tax receivables

Income tax receivables amount to 392,446 thousand euros at December 31, 2012 (329 thousand euros at December 31, 2011).

Income tax receivables include 337,809 thousand euros in tax receivables for non-current assets, carried by Telecom Italia S.p.A. as the consolidating entity, for both the portion due to Telecom Italia itself (328,224 thousand euros), and the portion attributable to the companies taking part in tax consolidation (9,585 thousand euros, which had a contra-entry of the same amount under miscellaneous non-current payables to subsidiaries). These receivables accrued due to the right to retroactively deduct, for years 2004 to 2011, the IRAP tax due on labor costs (in addition to the current deductibility of 10% of IRAP tax paid) from the IRES taxable base, following the approval of Law Decree 16/2012.

Income tax receivables also include receivables for current assets of 54,637 thousand euros, of which: 51,214 thousand euros for the IRES tax receivable arising from the national consolidated tax return for 2012 (carried by Telecom Italia S.p.A. as the consolidating entity), as well as 2,988 thousand euros in surplus advance payments for IRAP tax, 154 thousand euros for advance payments for ethical tax, 102 thousand euros for a tax credit for university research, and 179 thousand euros for DGI of the Argentina Branch.

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(thousands of euros)	12/31/2012	12/31/2011

Deferred tax assets	823,730	882,105
Deferred tax liabilities	(1,870)	(800)
Total	821,860	881,305

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(thousands of euros)	12/31/2012	12/31/2011

Deferred tax assets	934,153	991,264
Deferred tax liabilities	(112,293)	(109,959)
Total	821,860	881,305

Upon presentation of the tax return for the year 2008, the company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fell under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment - which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – will result in an absorption of net deferred tax assets of 64 million euros per year. At December 31, 2012, the related unused tax credit was 64 million euros (129 million euros at December 31, 2011).

The temporary differences which make up this line item at December 31, 2012 and 2011, as well as the movements during 2012, are the following:

(thousands of euros)	12/31/2011	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2012

Deferred tax assets:
Provisions for pension fund integration Law 58/92	18,779	(5,867)			12,912
Provisions	127,636	(22,676)			104,960
Provision for bad debts	204,564	6,330			210,894
Derivatives	358,123		29,627		387,750
Capital grants	7,712	(1,910)			5,802
Taxed depreciation and amortization	135,678	(4,157)			131,521
Other deferred tax assets	10,042	5,889		18	15,949
Unused tax credit (realignment, Leg. Decree 185/08)	128,730	(64,365)			64,365
Total	991,264	(86,756)	29,627	18	934,153
Deferred tax liabilities:
Accelerated depreciation	(27,883)	950			(26,933)
Deferred gains	(1,775)	(60)			(1,835)
Discounting of provision for employee severance indemnities	(27,954)	(3)		(104)	(28,061)
Derivatives	(16,740)		(4,904)		(21,644)
Other deferred tax liabilities	(35,607)	1,787			(33,820)
Total	(109,959)	2,674	(4,904)	(104)	(112,293)
Total Deferred tax assets and (liabilities)	881,305	(84,082)	24,723	(86)	821,860

The column “Other changes” consists of deferred tax assets and deferred tax liabilities resulting from corporate-related transactions undertaken during the year.

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2012 are as follows:

(thousands of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2012

Deferred tax assets	365,317	568,836	934,153
Deferred tax liabilities	(8,180)	(104,113)	(112,293)
Total Deferred tax assets and (liabilities)	357,137	464,723	821,860

At December 31, 2012, the Company has tax-suspended equity reserves of 1,835,796 thousand euros, subject to taxation in the event of distribution, on which deferred taxes have not been provided since their distribution is not foreseen. The decrease of 924,242 thousand euros (2,760,038 thousand euros at December 31, 2011) is due to the utilization of those reserves in 2012 to cover the loss for the year 2011.

Current income tax payables

Current income tax payables amount to 530 thousand euros (62,669 thousand euros at December 31, 2011), decreasing as a result of the payment in 2012 of the IRES tax liability arising from the national consolidated tax return, as well as the IRAP tax liability for 2011 and include Separate Tax on the Controlled Foreign Companies of 44 thousand euros and tax assessment settlements of 486 thousand euros.

Income tax expense

The income tax expense for the years ended December 31, 2012 and 2011 is detailed as follows.

(thousands of euros)	2012	2011

IRAP taxes for current year	314,092	331,623
IRES taxes for current year	721,146	758,443
Expenses/(income) from tax consolidation	39,431	29,965
Current taxes of prior years	(362,847)	(93,113)
Total current taxes	711,822	1,026,918
Deferred income taxes	79,412	94,044
Deferred taxes of prior years	4,670	44,128
Total deferred taxes	84,082	138,172
Total income taxes for the year	795,904	1,165,090

The IRES tax rate is 27.5%, while the IRAP tax rate has been set at 3.9%.

The positive impact of current taxes of prior years (362,847 thousand euros) derives from:

•

the improvement (60,343 thousand euros) from the actual tax return compared to the estimate made in the 2011 financial statements based on a prudent interpretation of the tax laws in effect at the time; such effect is partly offset by higher deferred taxes of prior years (4,670 thousand euros)

•

the benefit (302,504 thousand euros) deriving from the recognition of receivables resulting from the right, introduced by Decree Law 16/2012, to deduct the IRAP tax on labor costs from the IRES taxable base for the previous years (in addition to the current deductibility of 10% of IRAP tax paid).

The tax consolidation enabled the deductibility of interest expenses up to 599 million euros for IRES tax purposes, which would otherwise not have been deductible under the provisions of art. 96 TUIR.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2012 (27.5%), and the effective tax charge in the separate financial statements is as follows:

(thousands of euros)	2012	2011

Profit (loss) before tax	(1,025,197)	(2,479,765)
Taxes calculated at the theoretical tax rate	(281,930)	(681,935)
Income tax effect on increases (decreases) in variations:
dividends recognized in income	(36,075)	(68,132)
non-deductible depreciation, amortization and impairments	1,107,525	1,483,203
non-deductible impairments and losses on investments	29,972	120,868
non-taxable gains on investments and other income	(3,403)	(12,600)
non-deductible costs	7,728	11,490
other taxed items	9,445	22,382
IRES tax refund benefit due to partial deductibility of IRAP tax	(302,504)	-
IRES taxes for previous years	(40,847)	(29,453)
Effective income tax recognized in income statement, excluding IRAP	489,911	845,823
IRAP	305,993	319,267
Total effective income tax recognized in the separate income statement	795,904	1,165,090

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP) tax has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a tax basis other than pre-tax profit.

Note 10
Inventories

Inventories amount to 112,217 thousand euros at December 31, 2012, decreasing 13,201 thousand euros compared to December 31, 2011. They mainly consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications.

In 2012, inventories were written down for 7,844 thousand euros mainly in reference to the adjustment to estimated realizable value of fixed and mobile equipment used for marketing purposes.

No inventories are pledged as collateral.

Note 11
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 857,791 thousand euros compared to December 31, 2011 and are composed of the following:

(thousands of euros)	12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Amounts due on construction contracts	61,766		48,486
Trade receivables
Receivables from customers	2,351,269	2,351,269	2,687,942	2,687,942
Receivables from other telecommunications operators	749,522	749,522	1,200,381	1,200,381
Receivables from subsidiaries	151,496	151,496	159,477	159,477
Receivables from associates and joint ventures	10,504	10,504	35,504	35,504
Receivables from other related parties	44,820	44,820	60,512	60,512
Customer collections pending credit	12,502	12,502	18,215	18,215
	3,320,113	3,320,113	4,162,031	4,162,031
Miscellaneous receivables and other current assets
Receivables from subsidiaries	43,103	498	31,226	673
Receivables from associates and joint ventures	−	−	−	−
Receivables from other related parties	80,945	80,945	61,687	61,687
Other receivables	305,147	99,733	393,057	176,293
Trade and miscellaneous prepaid expenses	377,674		350,052
	806,869	181,176	836,022	238,653
Total	4,188,748	3,501,289	5,046,539	4,400,684

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in Trade and miscellaneous receivables granting and other current assets at December 31, 2012 and December 31, 2011 is as follows:

Overdue:

(thousands of euros)	12/31/2012	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	3,501,289	2,642,464	858,825	147,398	161,942	174,089	375,396

Overdue:

(thousands of euros)	12/31/2011	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,400,684	3,200,248	1,200,436	242,813	156,032	168,862	632,729

The decrease in current receivables compared to December 31, 2011 (557,784 thousand euros) is mostly due to the trend of sales.

Overdue receivables also decreased compared to December 31, 2011 (341,611 thousand euros), especially in relation to the most recent credit positions. The reduction in amounts overdue more than 365 days (amounting to -257,333 thousand euros compared to December 31, 2011) was influenced by the settlement of several legal disputes with another operator in the first half of 2012.

Trade receivables amount to 3,320,113 thousand euros (4,162,031 thousand euros at December 31, 2011) and are net of the provision for bad debts of 641,870 thousand euros (570,976 thousand euros at December 31, 2011).

Movements in the provision for bad debts are as follows:

(thousands of euros)	2012	2011

At January 1	570,976	593,539
Provision charges to the income statement	237,123	203,920
Utilization and decreases	(166,229)	(226,483)
At December 31	641,870	570,976

The provision for bad debts includes specific write-downs of 301,767 thousand euros (256,074 thousand euros at December 31, 2011) and write-downs made on the basis of average uncollectibility of 340,103 thousand euros (314,902 thousand euros at December 31, 2011). Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Receivables from customers stand at 2,351,269 thousand euros, decreasing 336,673 thousand euros compared to December 31, 2011.

Receivables from other telecommunications operators (749,522 thousand euros) are also lower (450,859 thousand euros) compared to December 31, 2011, mainly due to the effects of the above-mentioned settlement of several disputes with another operator.

Receivables from subsidiaries amount to 151,496 thousand euros (down 7,981 thousand euros compared to December 31, 2011) and mainly refer to TLC services provided to 4GRetail (35,814 thousand euros), Telecom Italia Sparkle (30,573 thousand euros) and Telecom Italia Information Technology (10,328 thousand euros).

Receivables from associates and joint ventures come to 10,504 thousand euros and mainly refer to Teleleasing (8,127 thousand euros) for the sale of TLC equipment and services.

Receivables from other related parties amount to 44,820 thousand euros and refer in particular to balances with the Intesa SanPaolo group (22,818 thousand euros) and the Generali group (13,312 thousand euros).

Miscellaneous receivables and other current assets stand at 806,869 thousand euros (836,022 thousand euros at December 31, 2011) and are net of a provision for bad debts of 83,549 thousand euros. Specifically, receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with tax consolidation.

Receivables from other related parties refer to Intesa SanPaolo group, mainly for the sale of dealer receivables and for mobile equipment sales, carried out with Mediofactoring, a company in the Intesa SanPaolo group.

Trade and miscellaneous prepaid expenses mainly relate to the deferrals of costs referring to the activation of new contracts (277,626 thousand euros), building leases (66,976 thousand euros), rentals and maintenance (22,756 thousand euro) and insurance premiums (9,065 thousand euros).

Other receivables amount to 305,147 thousand euros (393,057 thousand euros at December 31, 2011). Details are as follows:

(thousands of euros)	12/31/2012	12/31/2011

Advances to suppliers	4,418	21,496
Receivables from employees	21,960	20,795
Tax receivables	41,171	38,013
Sundry receivables	237,598	312,753
Total	305,147	393,057

Tax receivables totaling 41,171 thousand euros mostly comprise credits resulting from tax returns and other taxes, as well as VAT receivable on the purchase of cars and related accessories for which refunds were requested under Decree Law 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from other factoring companies (48,199 thousand euros);

•

receivables for the Universal Service (46,720 thousand euros). This is a regulated contribution in relation to the costs arising from Telecom Italia’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•

receivables from the Italian State and the European Union (32,440 thousand euros) for grants relating to research and training projects;

•

Miscellaneous receivables from other TLC operators (62,123 thousand euros), whose decrease         (-58,266 thousand euros) compared to December 31, 2011 is mainly due to the settlement, referred to above, of several disputes with another operator;

•

receivables from social security and assistance agencies (25,430 thousand euros).

Note 12
Equity

Equity is composed as follows:

(thousands of euros)	12/31/2012	12/31/2011

Share capital issued	10,693,628	10,693,628
less: treasury shares	(20,720)	(20,720)
Share capital	10,672,908	10,672,908
Paid-in capital	1,703,973	1,703,973
Legal reserve	2,137,749	2,137,749
Other reserves:
Reserve pursuant to art. 13, Law Decree 124/93	−	391
Reserve pursuant to art. 74, Italian Presidential Decree 917/86	−	5,750
Reserve for capital grants	−	602,259
Revaluation reserve pursuant to Law 413/91	1,129	1,129
Reserve Law 266/2005 pursuant to art. 1, par. 469 - art. 14 Law 342/2000	−	315,842
Other	2,220,153	2,294,230
Total other reserves	2,221,282	3,219,601
Retained earnings, including profit (loss) for the year	992,892	2,802,688
Total	17,728,804	20,536,919

Movements in share capital during 2012 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2011 and December 31, 2012

(number of shares of par value 0.55 euros)		At 12/31/2011	Shares issued for plans intended for employees	At 12/31/2012	% of capital share

Ordinary shares issued	(a)	13,416,839,374	-	13,416,839,374	-
less: treasury shares	(b)	(37,672,014)	-	(37,672,014)	-
Ordinary shares outstanding	(c)	13,379,167,360	-	13,379,167,360	-
Savings shares issued and outstanding	(d)	6,026,120,661	-	6,026,120,661	-
Total shares issued	(a+d)	19,442,960,035	-	19,442,960,035	-
Total shares outstanding	(c+d)	19,405,288,021	-	19,405,288,021	-

Reconciliation between the value of shares outstanding at December 31, 2011 and December 31, 2012

(thousands of euros)		Share capital at 12/31/2011	Change in share capital as a result of plans intended for employees	Share capital at 12/31/2012

Ordinary shares issued	(a)	7,379,262	-	7,379,262
less: treasury shares	(b)	(20,720)	-	(20,720)
Ordinary shares outstanding	(c)	7,358,542	-	7,358,542
Savings shares issued and outstanding	(d)	3,314,366	-	3,314,366
Total share capital issued	(a+d)	10,693,628	-	10,693,628
Total share capital outstanding	(c+d)	10,672,908	-	10,672,908

The total amount of ordinary treasury shares at December 31, 2012 is 40,008 thousand euros and recorded as follows: the part relating to par value (20,720 thousand euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

The term for the authorization to purchase Telecom Italia S.p.A. savings shares expired in October 2012, as per the resolution by the ordinary shareholders' meeting of April 12, 2011.

Share capital structure

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Accordingly, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of the Company, the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the Holder of savings shares may ask the Company to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191,379 thousand euros.

─ ● ─

Paid-in capital amounts to 1,703,974 thousand euros at December 31, 2012, unchanged compared to December 31, 2011.

The Legal reserve totals 2,137,749 thousand euros at December 31, 2012, unchanged compared to December 31, 2011. The legal reserve carries a restriction on tax suspension up to the amount of 1,834,667 thousand euros.

Other reserves amount in total to 2,221,282 thousand euros at December 31, 2012, decreasing 998,319 thousand euros compared to December 31, 2011. The various reserves are analyzed as follows:

•

Reserve pursuant to art. 13, Italian Presidential Decree no. 124/1993 this amounts to zero compared to December 31, 2011 (391 thousand euros), following the resolution of the Company's shareholders' meeting of May 15, 2012 to cover the loss for the year 2011;

•

Reserve pursuant to art. 74, Italian Presidential Decree no. 917/1986: this amounts to zero compared to December 31, 2011 (5,750 thousand euros), following the resolution of the Company's shareholders' meeting of May 15, 2012 to cover the loss for the year 2011;

•

Reserve for capital grants: this amounts to zero compared to December 31, 2011 (602,259 thousand euros), following the resolution of the Company's shareholders' meeting of May 15, 2012 to cover the loss for the year 2011;

•

Revaluation reserve pursuant to Law 413 of December 30, 1991 (1,129 thousand euros): unchanged from December 31, 2011;

•

Reserve pursuant to art. 1, para. 469, Law 266/2005 and art. 14, Law 342/2000: this amounts to zero compared to December 31, 2011 (315,842 thousand euros), following the resolution of the Company's shareholders' meeting of May 15, 2012 to cover the loss for the year 2011;

•

Reserve for Plans pursuant to art. 2349 of the Italian Civil Code (13,003 thousand euros at December 31, 2012): this reserve was established following the resolution of the Company's shareholders' meeting of April 12, 2011, approving the “Broad-Based Employee Share Ownership Plan 2010-2014” and the "Long Term Incentive Plan 2010-2015”. The reserve increased by 8,003 thousand euros compared to December 31, 2011, following the resolution of the Company's shareholders' meeting of May 15, 2012, approving the allocation of that amount to service the capital increases being resolved, through the assignment of profits to be earned as part of the “Long Term Incentive Plan 2011”;

•

Reserve for cash flow hedges (a negative 1,015,497 thousand euros): this reserve increased by 96,663 thousand euros compared to December 31, 2011. This reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (43,192 thousand euros): this reserve increased by 32,421 thousand euros compared to December 31, 2011. This reserve includes unrealized losses regarding the investments in Fin.Priv (5,138 thousand euros) and Assicurazioni Generali (1,981 thousand euros) and the net positive fair value adjustment of other available-for-sale financial assets (50,311 thousand euros), net of the relative tax effects;

•

Reserve for other equity instruments: this is equal to 5,025 thousand euros (an increase of 1,791 thousand euros compared to December 31, 2011). It comprises:

–

the value of the stock options granted to executive directors in accordance with the “Top Plan 2008” (2,008 thousand euros);

–

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2010-2015” (561 thousand euros);

–

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2011”, approved by the shareholders’ meeting held on April 12, 2011 (1,804 thousand euros);

–

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2012”, approved by the shareholders’ meeting held on May 15, 2012 (652 thousand euros).

•

Merger surplus reserve (2,088,754 thousand euros): this reserve increased by 16,236 thousand euros compared to December 31, 2011 due to the mergers of SAIAT (16,173 thousand euros) and TI Audit and Compliance Services S.c.a r.l. (63 thousand euros);

•

Reserve for remeasurement of defined benefit plans (143,406 thousand euros): this reserve was established in 2012 following the early application of the new IAS 19 (Employee Benefits) (“IAS 19 (2011)”). In particular, the reserve originated from the reclassification of 181,975 thousand euros, taken from Retained earnings (accumulated losses) (124,884 thousand euros) and the Unavailable reserve deriving from the application of art. 7, para. 7 of Legislative Decree no. 38/2005 (57,091 thousand euros). At December 31, 2012, change originated from the recognition of actuarial losses for 2012 (-38,724 thousand euros), net of the related fiscal impact, as well as the impact of the merger with Telecom Italia Audit (155 thousand euros);

•

Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (521,144 thousand euros): this decreased by 57,091 thousand euros compared to December 31, 2011, as a result of the above-mentioned reclassification to the Reserve for remeasurement of defined benefit plans;

•

Miscellaneous reserves (421,126 thousand euros).

Retained earnings (accumulated losses), including loss for the year, show a positive balance of 992,892 thousand euros at December 31, 2012, decreasing 1,934,680 thousand euros compared to December 31, 2011. The change is mainly due to the loss for the year 2012 (1,821,101 thousand euros), to dividends approved by the shareholders’ meeting held on May 15, 2012 on approval of the 2011 separate financial statements (900,715 thousand euros, equal to 0.043 euros per ordinary share and 0.054 euros per savings share), partially offset by the above-mentioned use of reserves to cover the loss for the year 2011.

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in in the three-year period 2010-2012.

Statement according to art. 2427, 7-bis

Nature/Description	Amount at 12/31/2012	Possibility of utilization	Amount available	Summary of the amounts utilized in the three-year period 2010-2012
(thousands of euros)				for absorption of losses	for other reasons

Share capital	10,672,908
Capital reserves:
Paid-in capital	1,703,974	A,B,C	1,703,974
Legal reserve	1,952,851	B	-
Reserve pursuant to art. 13, Law Decree 124/93	-		-	391
Reserve pursuant to art. 74, Italian Presidential Decree 917/86	-		-	5,750
Reserve Law 266/2005 pursuant to art. 1, paragraph 469 - Law 342/2000 pursuant to art. 14	-		-	315,842
Reserve for other equity instruments	5,025	B	-
Reserve for capital grants	-		-	537,727
Other	111,485	A,B,C	111,485
Reserve for remeasurements of employee defined benefit plans	57,091	B	-
Reserve pursuant to art. 7, paragraph 7, Law Decree 38/2005	521,144	B	-
Merger surplus reserve	2,011,155	A,B,C	2,011,155
Profit reserves
Legal reserve	184,899	B	-
Reserve for capital grants	-		-	64,532
Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code"	13,003	A,B	13,003
Revaluation reserve pursuant to Law 413/91	1,129	A,B,C	1,129
Other	328,929	A,B,C	328,929		2,420
Reserve for cash flow hedges and related underlyings	(1,015,497)	B	(1,015,497)
Reserve for available-for-sale financial assets	43,192	B	-
Reserve for remeasurements of employee defined benefit plans	86,316	A,B,C	86,316
Merger surplus reserve	77,599	A,B,C	77,599
Retained earnings	2,813,992	A,B,C	2,813,992	2,647,015	900,715
Total			6,132,085	3,571,257	903,135
Treasury shares			(40,008)
Amount not distributable (1)			13,980
Remaining amount distributable			6,078,097

Key:

A = for share capital increase;

B = for absorption of losses;

C = for distribution to shareholders

(1)

Represents the amount not distributable due to the effect of the Reserve for "Plans pursuant to art. 2349 of the Italian Civil Code" (13,003 thousand euros), as well as the part of the paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital (977 thousand euros).

Specifically, the amounts shown in the column “Summary of the amounts utilized in the three-year period 2010-2012 – for other reasons” relate to the distribution of dividends paid in 2012 and taken from Retained earnings, as well as costs connected to the distribution of the dividends.

The distributable reserves without any tax charges to be borne by the Company – gross of the loss for the year 2012 – amount to 6,076,968 thousand euros.

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(thousands of euros)
Off-book deductions at December 31, 2011	58,055
Reversal for taxation during the year	(1,382)
Off-book deductions at December 31, 2012	56,673
Deferred taxes (IRES and IRAP)	(15,585)
Restriction on equity at December 31, 2012	41,088

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2011, the deductions decreased by 1,382 thousand euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 41,088 thousand euros.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2012:

	Number of maximum shares issuable	Par value (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
“Long Term Incentive Plan 2010-2015" (capital increase in cash)	n.a.	4,118	n.a.	n.a.
“Long Term Incentive Plan 2010-2015" (bonus capital increase)	n.a.	4,118	-	-
“Long Term Incentive Plan 2011" (capital increase in cash for Selected Management)	n.a.	4,606	n.a.	n.a.
“Long Term Incentive Plan 2011" (bonus capital increase for Selected Management)	n.a.	4,606	-	-
“Long Term Incentive Plan 2011" (bonus capital increase for Top Management)	n.a.	3,099	-	-
'Long Term Incentive Plan 2012" (capital increase in cash for Selected Management)	n.a.	4,791	n.a.	n.a.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,791	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	3,581	-	-
Total additional capital increases not yet approved (ordinary shares)		913,710

(*)

For capital increases connected to incentive plans this is the “total estimated value” including any premium. For further details refer to the Note “Equity compensation plans”.

With regard to additional share capital increases not yet resolved, the following should be noted.

The shareholders' meeting of May 15, 2012 authorized the directors to increase the share capital to service the "Long Term Incentive Plan 2012"; the authorization was granted for five years as from May 15, 2012. The "Long Term Incentive Plan 2012" was also approved during the meeting , according to the following terms:

•

 in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,500,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”;

•

for a maximum amount of 4,000,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2012 ” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On June 28, 2012, the board of directors, by the power granted to it by the special shareholders’ meeting held on May 15, 2012, approved the start of the “Long Term Incentive Plan 2012” and conferred mandates for its implementation, defining the regulations and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,790,925 euros for the capital increase in cash and 4,790,925 euros for the bonus capital increase) and for Top Management (3,580,500 euros for the bonus capital increase).

Further details are provided in the Note “Equity compensation plans”.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

During 2012, the board of directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group. Lastly, no authorizations to buyback additional treasury shares were approved.

Note 13
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(thousands of euros)		12/31/2012	12/31/2011

Non-current financial liabilities
Financial payables (medium/long-term)
Bonds		15,138,079	13,130,923
Amounts due to banks		4,586,530	5,519,763
Payables to other lenders		280,740	383,811
Payables to subsidiaries		9,877,622	10,427,586
		29,882,971	29,462,083
Finance lease liabilities (medium/long-term)
Payables to subsidiaries		754	673
Payables to associates		108,881	150,783
Payables to others		1,048,386	1,149,091
		1,158,021	1,300,547
Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,183,822	2,231,740
Non-hedging derivatives		1,661,872	1,945,857
Deferred income		701	956
		3,846,395	4,178,553
Total non-current financial liabilities	(a)	34,887,387	34,941,183

Current financial liabilities
Financial payables (short term)
Bonds		1,191,905	5,327,275
Amounts due to banks		634,116	452,580
Payables to other lenders		420,271	432,350
Payables to subsidiaries		2,479,566	529,999
Payables to associates		62	2,665
Other financial payables		124	117
		4,726,044	6,744,986
Finance lease liabilities (short-term)
Payables to subsidiaries		601	456
Payables to associates		102,894	130,923
Payables to others		113,122	108,365
		216,617	239,744
Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		321,942	116,739
Non-hedging derivatives		159,560	188,163
Deferred income		566	269
		482,068	305,171
Total Current financial liabilities	(b)	5,424,729	7,289,901
Total financial liabilities (Gross Financial Debt)	(a+b)	40,312,116	42,231,084

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2012	12/31/2012	12/31/2011	12/31/2011
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	3,011	2,282	3,005	2,323
GBP	2,535	3,106	2,532	3,031
JPY	40,096	353	40,097	400
EURO		34,571		36,477
		40,312		42,231

The analysis of gross financial debt by effective interest rate bracket excluding the effect of any hedging instruments is the following:

(millions of euros)	12/31/2012	12/31/2011

Up to 2.5%	12,067	10,104
From 2.5% to 5%	6,381	7,415
From 5% to 7.5%	12,262	14,586
From 7.5% to 10%	4,013	4,233
Over 10%	356	377
Accruals/deferrals, MTM and derivatives	5,233	5,516
	40,312	42,231

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2012	12/31/2011

Up to 2.5%	4,772	5,269
From 2.5% to 5%	8,729	7,091
From 5% to 7.5%	18,406	21,984
From 7.5% to 10%	2,816	1,994
Over 10%	356	377
Accruals/deferrals, MTM and derivatives	5,233	5,516
	40,312	42,231

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Bonds	700	841	1,483	2,250	2,919	7,431	15,624
Loans and other financial liabilities	1,848	5,460	924	249	631	7,980	17,092
Finance lease liabilities	203	108	143	151	162	594	1,361
Total	2,751	6,409	2,550	2,650	3,712	16,005	34,077
Current financial liabilities	1,694	-	-	-	-	-	1,694
Total	4,445	6,409	2,550	2,650	3,712	16,005	35,771

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(thousands of euros)	12/31/2012	12/31/2011

Non-current portion	15,138,079	13,130,923
Current portion	1,191,905	5,327,275
Total carrying amount	16,329,984	18,458,198
Fair value adjustment and measurement at amortized cost	(706,273)	(868,939)
Total nominal repayment amount	15,623,711	17,589,259

The nominal repayment amount totals 15,623,711 thousand euros, a decrease of 1,965,548 thousand euros compared to December 31, 2011, mainly due to the repayment of the bond to the subsidiary Telecom Italia Finance S.A. for 2,500,000 thousand euros.

The following table lists the bonds issued, expressed at the nominal repayment amount and at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/12 (%)	Market value at 12/31/12 (millions of euros)

Bonds issued
Euro	432	432.1	6.750%	3/19/09	3/21/13	99.574	101.208	437
Euro	268	267.7	3 month Euribor + 0.63%	7/19/07	7/19/13	100	100.005	268
Euro	284	284.1	7.875%	1/22/09	1/22/14	99.728	106.868	304
Euro	557	556.8	4.750%	5/19/06	5/19/14	99.156	104.669	583
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	106.871	802
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	96.105	115
GBP	500	612.7	5.625%	6/29/05	12/29/15	99.878	106.279	651
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	108.729	1,087
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	118.361	1,006
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	94.740	379
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	116.282	1,163
Euro	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	106.986	1,070
GBP	750	919.0	7.375%	5/26/09	12/15/17	99.608	113.680	1,045
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	107.818	809
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	114.534	859
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	110.064	1,376
GBP	850	1,041.5	6.375%	6/24/04	6/24/19	98.850	108.255	1,128
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	101.574	1,016
Euro	(**) 230	229.7	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	230
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	107.304	1,341
GBP	400	490.1	5.875%	5/19/06	5/19/23	99.622	103.257	506
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	83.548	560
Total		15,624						16,735

(*) Weighted average issue price for bonds issued with more than one tranche.

(**)

Reserved for employees.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The following table lists the changes in bonds during 2012:

New issues

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 9/20/2017	Euro	1,000	9/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 1/21/2020	Euro	1,000	12/21/2012

Repayments

(millions of original currency)	Currency	Amount	Repayment date

Telecom Italia S.p.A. 1,222.5 million euros 6.250% (*)	Euro	1,222.5	2/1/2012
Telecom Italia S.p.A. 1,000 million euros 3-month Euribor + 0.53%	Euro	1,000	12/6/2012

(*)

Net of buybacks by the Company of 27.5 million euros during 2011.

During 2012, Telecom Italia S.p.A. carried out the following buybacks of own bonds:

Buybacks

(millions of original currency)	Currency	Amount	Buyback period

Telecom Italia S.p.A. 432 million euros 6.750% maturing March 2013 (*)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3-month Euribor + 0.63% maturing July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875% maturing January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750% maturing May 2014	Euro	116.2	July 2012

(*)

A buyback of the above bond had already been made at December 2011 for 5 million euros. As a result the total amount bought back is 218 million euros.

Medium/long-term amounts due to banks total 4,586,530 thousand euros (5,519,763 thousand euros at December 31, 2011), decreasing 933,233 thousand euros as a result of the repayment of draw downs of 500 million euros on the Revolving Credit Facility maturing in August 2014 and of 250 million euros on the Revolving Credit Facility maturing in February 2013.

Short-term amounts due to banks total 634,116 thousand euros, increasing 181,536 thousand euros (452,580 thousand euros at December 31, 2011). Short-term amounts due to banks include 595,504 thousand euros for the current portion of medium/long-term amount due to banks.

Medium/long-term payables to other lenders amount to 280,740 thousand euros (383,811 thousand euros at December 31, 2011) and include 273,498 thousand euros for the loan expiring in October 2016 for the purchase of the user rights for the LTE frequencies. Short-term payables to other lenders amount to 420,271 thousand euros (432,350 thousand euros at December 31, 2011) and include 101,295 thousand euros for the current portion of medium/long-term payables to other lenders (of which 94,862 thousand euros refers to the loan to purchase of the user rights for the LTE frequencies).

Medium/long-term payables to subsidiaries amount to 9,877,622 thousand euros, decreasing 549,964 thousand euros compared to December 31, 2011 (10,427,586 thousand euros). They refer to loans obtained from Telecom Italia Capital S.A. (7,690,880 thousand euros) and from Telecom Italia Finance S.A. (2,186,742 thousand euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amount to 2,479,566 thousand euros and increased by 1,949,567 thousand euros compared to December 31, 2011 (529,999 thousand euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (1,090,507 thousand euros) and Telecom Italia Finance S.A. (48,769 thousand euros), short-term loans payable to Telecom Italia Sparkle (140,578 thousand euros), in addition to treasury service current account transactions settled at market rates mainly with Telecom Italia Finance S.A. (903,434 thousand euros), Telecom Italia Information Technology (67,384 thousand euros), Telecom Italia Sparkle (61,674 thousand euros), Ofi Consulting (31,495 thousand euros), Telenergia (26,711 thousand euros), Olivetti (25,360 thousand euros) and Pathnet (23,359 thousand euros).

Medium/long-term finance lease liabilities total 1,158,021 thousand euros (1,300,547 thousand euros at December 31, 2011) and mainly refer to property sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 216,617 thousand euros (239,744 thousand euros at December 31, 2011).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,183,822 thousand euros (2,231,740 thousand euros at December 31, 2011). Hedging derivatives relating to items classified as current liabilities of a financial nature total 321,942 thousand euros (116,739 thousand euros at December 31, 2011). Further details are provided in the Note “Derivatives”.

Medium/long-term non-hedging derivatives amount to 1,661,872 thousand euros (1,945,857 thousand euros at December 31, 2011). Short-term non-hedging derivatives total 159,560 thousand euros (188,163 thousand euros at December 31, 2011). These line items include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified in financial assets. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2012

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,152 million euros (out of a total of 2,957 million euros at December 31, 2012) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or transfer of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Inclusion clause” provided for in the 100 million euro loan of 5 August 2011: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not met. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia S.p.A. is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. Currently this facility is not being used;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and UniCredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. Currently this facility is not being used;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros:

–

the contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011, for an amount of 300 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, contain an "inclusion clause" according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Export Credit Agreement (residual nominal amount of 12,524,651 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, as of December 31, 2012, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2012:

(billions of euros)	12/31/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	0.25
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	2.0
Revolving Credit Facility – expiring June 2012 (renewable to December 2013)	0.2	-	0.2	0.2
Total	9.45	1.5	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into force in August 2014 (or at a prior date in the event Telecom Italia decides to early cancel the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the 200 million euros and the 250 million euros draw downs on the Revolving Credit Facilities, expiring December 2013 and February 2013 respectively, were repaid.

On October 8, 2012 the 500 million euro draw down on the Revolving Credit Facility expiring August 2014 was repaid. As a result the facility totaling 8 billion euros is currently drawn down by 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia’s Rating

During the course of 2012, the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings - changed their outlook on Telecom Italia:

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative
MOODY'S	Baa2	Negative
FITCH RATINGS	BBB	Negative

After December 31, 2012, the rating agencies issued the following ratings:

•

on February 11, 2013, the rating agency Fitch Ratings confirmed Telecom Italia S.p.A. BBB rating with a negative outlook;

•

on February 11, 2013, the rating agency Moody's modified Telecom Italia S.p.A. rating from Baa2 to Baa3 and a negative outlook;

•

on February 14, 2013, the rating agency Standard & Poor’s placed Telecom Italia S.p.A. BBB rating on negative credit watch.

Note 14
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2012 and December 31, 2011 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group.

(thousands of euros)		12/31/2012	12/31/2011

Non-current financial liabilities		34,887,387	34,941,183
Current financial liabilities		5,424,729	7,289,901
Total Gross financial debt	(a)	40,312,116	42,231,084
Non-current financial assets (°)
Non-current financial receivables for lease contract		(108,881)	(150,783)
Non-current hedging derivatives		(634,007)	(633,965)
	(b)	(742,888)	(784,748)
Current financial assets
Securities other than investments		(363,403)	(863,892)
Financial receivables and other current financial assets		(475,612)	(478,366)
Cash and cash equivalents		(2,146,166)	(1,595,287)
	(c)	(2,985,181)	(2,937,545)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	36,584,047	38,508,791
Non-current financial assets (°)
Other financial receivables and other non-current financial assets	(e)	(1,705,863)	(2,106,295)
Net financial debt(*)	(f=d+e)	34,878,184	36,402,496

(*)

As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

(º)

At December 31, 2012 and at December 31, 2011, "Non-current financial assets" (b + e) amount to 2,448,751 thousand euros and 2,891,043 thousand euros, respectively.

Note 15
Financial risk management

Financial risk management objectives and policies of Telecom Italia S.p.A.

As reported in the Note “Financial Risk Management” of the consolidated financial statements of the Telecom Italia Group, Telecom Italia S.p.A. adheres to the "Financial risk management and control guidelines" established for the Group.

The risk management policies of Telecom Italia S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

Interest rate risk: sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of Telecom Italia S.p.A. derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by Telecom Italia S.p.A. (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2012 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 66 million euros (88 million euros at December 31, 2011).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	12,309	3,315	15,624	12,125	5,464	17,589
Loans and other payables(*)	14,058	6,089	20,147	13,598	6,131	19,729
Total	26,367	9,404	35,771	25,723	11,595	37,318

(*)

At December 31, 2012, current liabilities total 1,694 million euros, of which 1,627 million euros is at variable rates (1,025 million euros at December 31, 2011, of which 976 million euros was at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	2,146	2,146	-	1,595	1,595
Securities	-	355	355	-	877	877
Other receivables	720	338	1,058	774	292	1,066
Total	720	2,839	3,559	774	2,764	3,538

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	15,549	5.53	17,558	5.89
Loans and other liabilities	19,530	3.36	19,157	3.71
Total	35,079	4.32	36,715	4.75

Total Financial assets

	12/31/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash and cash equivalents	2,146	0.46	1,595	1.21
Securities	355	2.87	877	2.81
Other receivables	362	4.55	426	5.32
Total	2,863	1.28	2,898	2.30

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Credit risk represents Telecom Italia’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Telecom Italia’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of Telecom Italia S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions; moreover, the deposits are generally made for periods of less than three months. As for other temporary investments of liquidity, there are investments for 350 million euros (nominal value) in Italian Treasury Bonds.

Liquidity risk

Telecom Italia S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2012, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

12% of gross financial debt at December 31, 2012 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2012. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2013	2014	2015	2016	2017	After 2017	Total

Bonds	Principal	700	841	1,483	2,250	2,919	7,431	15,624
	Interest portion	849	814	765	693	570	2,277	5,968
Loans and other financial liabilities (*)	Principal	1,848	5,460	924	249	631	7,980	17,092
	Interest portion	734	602	422	386	364	4,919	7,427
Finance lease liabilities	Principal	203	108	143	151	162	594	1,361
	Interest portion	92	84	76	67	57	121	497
Non-current financial liabilities (*)	Principal	2,751	6,409	2,550	2,650	3,712	16,005	34,077
	Interest portion	1,675	1,500	1,263	1,146	991	7,317	13,892
Current financial liabilities (**)	Principal	1,694	-	-	-	-	-	1,694
	Interest portion	9	-	-	-	-	-	9
Total Financial liabilities	Principal	4,445	6,409	2,550	2,650	3,712	16,005	35,771
	Interest portion	1,684	1,500	1,263	1,146	991	7,317	13,901

(*)

These include hedging derivatives, but exclude non-hedging derivatives.

(**)

These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Disbursements	550	413	335	284	272	2,415	4,269
Receipts	(289)	(252)	(240)	(199)	(198)	(669)	(1,847)
Total net receipts	261	161	95	85	74	1,746	2,422

In order to name the Parent as the sole counterpart of the banking system, all the derivatives of the Group have been centralized under Telecom Italia S.p.A.; to date, only the derivatives transactions with two banking counterparts are attributable to other Group companies. In the Telecom Italia S.p.A. separate financial statements this results in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other with the same and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group. Since they are not significant for the analysis of liquidity risk, because the positions are fully offset, the flows relating to the non-hedging derivatives that were placed under centralized management have been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives.

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 16
Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2012 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing in just one entity (Telecom Italia S.p.A.) all the exposure with banking counterparts, Telecom Italia has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 11,597 million euros and with Telenergia S.p.A. – to cover the purchases of energy made by that company – for a notional value of 27 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following tables show the derivative transactions put into place by Telecom Italia S.p.A. by type:

Type	Hedged risk	Notional amount at 12/31/2012 (millions of euros)	Notional amount at 12/31/2011 (millions of euros)	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012 (millions of euros)	Spot * Mark-to-market (Clean Price) at 12/31/2011 (millions of euros)

Interest rate swaps	Interest rate risk	2,400	4,100	(1)	11
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	1,023	1,101	158	150
Total Fair Value Hedge Derivatives		3,423	5,201	157	161
Interest rate swaps	Interest rate risk	4,705	4,955	(727)	(657)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	6,089	6,089	(1,389)	(1,296)
Forward and FX Options	Currency exchange rate risk	32	1	(2)	-
Total Cash Flow Hedge Derivatives		10,826	11,045	(2,118)	(1,953)
Total Non-Hedge Accounting Derivatives		11	19	-	-
Total Telecom Italia Derivatives		14,260	16,265	(1,961)	(1,792)

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2012 led to:

•

recognition in equity of unrealized charges of 133 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 20 million euros.

Furthermore, at December 31, 2012, the total loss of the hedging instruments that is still recognized in equity amounts to 34 million euros as a result of the effect of transactions terminated early over the years. The negative impact reversed to the income statement during 2012 is 6 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan-13	Nov-13	3 month USD Libor + 0.756%	Quarterly
EURO	120	Jan-13	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-13	Dec-15	5.625%	Annually
GBP	850	Jan-13	Jun-19	6.375%	Annually
GBP	400	Jan-13	May-23	5.875%	Annually
JPY	20,000	Jan-13	Oct-29	6 month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan-13	Nov-33	3 month USD Libor + 0.756%	Quarterly
EURO	791	Jan-13	July-36	6 month Euribor + 1.45969%	Semiannually
EURO	250	Jan-13	July-13	3 month Euribor + 0.63%	Quarterly
EURO	400	Jan-13	Jun-16	3 month Euribor + 0.79%	Quarterly
EURO	1,500	Jan-13	Aug-14	1 month Euribor + 0.1575%	Monthly
EURO	350	Jan-13	Mar-14	6 month EIB + 0.29%	Semiannually
EURO	400	Jan-13	Sept-13	3 month EIB + 0.15%	Quarterly
EURO	100	Jan-13	Dec-13	6 month Euribor – 0.023%	Semiannually
GBP	750	Jan-13	Dec-17	3.72755%	Annually
EUR	794	Jan-13	Sept-34	6 month Euribor + 0.8787%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the separate income statement from designated cash flow hedge derivatives during 2012 is equal to -11 million euros.

Note 17
Supplementary disclosures on financial instruments

Measurement at fair value

The majority of non-current financial liabilities of Telecom Italia are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities (non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for variable-rate loans: the nominal repayment amount has been assumed;

•

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2012.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1: quoted prices in active market;

•

Level 2: prices calculated using observable market inputs;

•

Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2012 and 2011 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-sale financial assets	AfS
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2012

(thousands of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	6)	35,648		22,825	12,823
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	43,991	43,991
of which hedging derivatives	HD	7)	634,007			363,051	270,956
of which non-hedging derivatives	FAHfT	7)	1,661,872				1,661,872
of which financial receivables for lease contracts	n.a.	7)	108,881					108,881
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	8)	3,779	3,779
		(a)	2,488,178	47,770	22,825	375,874	1,932,828	108,881
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	11)	3,501,290	3,501,290
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets	AfS	7)	363,403			363,403
of which loans and receivables	LaR	7)	116,192	116,192
of which hedging derivatives	HD	7)	100,323			65,679	34,644
of which non-hedging derivatives	FAHfT	7)	159,382				159,382
of which financial receivables for lease contracts	n.a.	7)	99,715					99,715
Cash and cash equivalents	LaR	7)	2,146,166	2,146,166
		(b)	6,486,471	5,763,648		429,082	194,026	99,715
Total		(a+b)	8,974,649	5,811,418	22,825	804,956	2,126,854	208,596
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC	13)	29,883,672	29,883,672
of which hedging derivatives	HD	13)	2,183,822			2,183,478	344
of which non-hedging derivatives	FAHfT	13)	1,661,872				1,661,872
of which finance lease liabilities	n.a.	13)	1,158,021					1,158,021
		(c)	34,887,387	29,883,672		2,183,478	1,662,216	1,158,021
Current liabilities
of which liabilities at amortized cost(**)	FLAC	13)	4,726,610	4,726,610
of which hedging derivatives	HD	13)	321,942			305,394	16,548
of which non-hedging derivatives	FLHfT	13)	159,560				159,560
of which finance lease liabilities	n.a.	13)	216,617					216,617
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	21)	4,393,408	4,393,408
		(d)	9,818,137	9,120,018		305,394	176,108	216,617
Total		(c+d)	44,705,524	39,003,690		2,488,872	1,838,324	1,374,638

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2012

(thousands of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2012	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	5,811,418	5,811,418					5,811,418
Available-for-sale financial assets	AfS	399,051		22,825	376,226			399,051
Financial assets at fair value through profit or loss held for trading	FAHfT	1,821,254				1,821,254		1,821,254
of which non-hedging derivatives	FAHfT	1,821,254				1,821,254		1,821,254
Hedging derivatives	HD	734,330			428,730	305,600		734,330
Assets measured according to IAS 17	n.a.	208,596					208,596	208,596
Total		8,974,649	5,811,418	22,825	804,956	2,126,854	208,596	8,974,649
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC	39,003,690	39,003,690					40,019,078
Financial liabilities at fair value through profit or loss held for trading	FLHfT	1,821,432				1,821,432		1,821,432
of which non-hedging derivatives	FLHfT	1,821,432				1,821,432		1,821,432
Hedging derivatives	HD	2,505,764			2,488,872	16,892		2,595,764
Liabilities measured according to IAS 17	n.a.	1,374,638					1,374,638	1,789,662
Total		44,705,524	39,003,690		2,488,872	1,838,324	1,374,638	46,225,936

(*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2012

(thousands of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2012	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	6)	35,648	2,586	10,237
Securities, financial receivables and other non-current financial assets
of which hedging derivatives		HD	7)	634,007		634,007
of which non-hedging derivatives		FAHfT	7)	1,661,872		1,661,872
	(a)			2,331,527	2,586	2,306,116	-
Current assets
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets		AfS	7)	363,403	363,403
of which hedging derivatives		HD	7)	159,382		159,382
of which non-hedging derivatives		FAHfT	7)	100,323		100,323
	(b)			623,108	363,403	259,705	-
Total	(a+b)			2,954,635	365,989	2,565,821	-
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	13)	2,183,822		2,183,822
of which non-hedging derivatives		FAHfT	13)	1,661,872		1,661,872
	(c)			3,845,694	-	3,845,694	-
Current liabilities
of which hedging derivatives		HD	13)	321,942		321,942
of which non-hedging derivatives		FLHfT	13)	159,560		159,560
	(d)			481,502	-	481,502	-
Total	(c+d)			4,327,196	-	4,327,196	-

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Carrying amount for each class of financial asset/liability at 12/31/2011

(thousands of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	7)	34,713		22,825	11,888
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	160,438	160,438
of which hedging derivatives	HD	7)	633,965			369,968	263,997
of which non-hedging derivatives	FAHfT	7)	1,945,857				1,945,857
of which financial receivables for lease contracts	n.a.	7)	150,783					150,783
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	7)	5,232	5,232
		(a)	2,930,988	165,670	22,825	381,856	2,209,854	150,783
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	9)	4,400,684	4,400,684
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets	AfS	12)	863,892			863,892
of which loans and receivables	LaR	12)	19,266	19,266
of which hedging derivatives	HD	12)	160,765			57,267	103,498
of which non-hedging derivatives	FAHfT	12)	188,524				188,524
of which financial receivables for lease contracts	n.a.	12)	109,811					109,811
Cash and cash equivalents	LaR	13)	1,595,287	1,595,287
		(b)	7,338,229	6,015,237		921,159	292,022	109,811
Total		(a+b)	10,269,217	6,180,907	22,825	1,303,015	2,501,876	260,594
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/n.a	16)	29,463,039	29,463,039
of which hedging derivatives	HD	16)	2,231,740			2,231,740
of which non-hedging derivatives	FAHfT	16)	1,945,857				1,945,857
of which finance lease liabilities	n.a.	16)	1,300,547					1,300,547
		(c)	34,941,183	29,463,039		2,231,740	1,945,857	1,300,547
Current liabilities
of which liabilities at amortized cost(**)	FLAC/n.a	16)	6,745,255	6,745,255
of which hedging derivatives	HD	16)	116,739			100,046	16,693
of which non-hedging derivatives	FLHfT	16)	188,163				188,163
of which finance lease liabilities	n.a.	16)	239,744					239,744
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	24)	4,636,987	4,636,987
		d)	11,926,888	11,382,242		100,046	204,856	239,744
Total		(c+d)	46,868,071	40,845,281		2,331,786	2,150,713	1,540,291

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2011

(thousands of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	6,180,907	6,180,907					6,180,907
Available-for-sale financial assets	AfS	898,605		22,825	875,780			898,605
Financial assets at fair value through profit or loss held for trading	FAHfT	2,134,381				2,134,381		2,134,381
of which non-hedging derivatives	FAHfT	2,134,381				2,134,381		2,134,381
Hedging derivatives	HD	794,730			427,235	367,495		794,730
Assets measured according to IAS 17	n.a.	260,594					260,594	260,594
Total		10,269,217	6,180,907	22,825	1,303,015	2,501,876	260,594	10,269,217
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC/HD.	40,845,281	40,845,281					39,692,358
Financial liabilities at fair value through profit or loss held for trading	FLHfT	2,134,020				2,134,020		2,134,020
of which non-hedging derivatives	FLHfT	2,134,020				2,134,020		2,134,020
Hedging derivatives	HD	2,348,479			2,331,786	16,693		2,348,479
Liabilities measured according to IAS 17	n.a.	1,540,291					1,540,291	1,591,208
Total		46,868,071	40,845,281		2,331,786	2,150,713	1,540,291	45,766,065

(*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2011

(thousands of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	7)	34,713	2,164	9,724
Securities, financial receivables and other non-current financial assets
of which hedging derivatives		HD	7)	633,965		633,965
of which non-hedging derivatives		FAHfT	7)	1,945,857		1,945,857
	(a)			2,614,535	2,163	2,589,546
Current assets
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets		AfS	12)	863,892	863,892
of which non-hedging derivatives		FAHfT	13)	160,765		160,765
of which hedging derivatives		HD	13)	188,524		188,524
	(b)			1,213,181	863,892	349,289
Total	(a+b)			3,827,716	866,055	2,938,835
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	16)	2,231,740		2,231,740
of which non-hedging derivatives		FAHfT	16)	1,945,857		1,945,857
	(c)			4,177,597		4,177,597
Current liabilities
of which non-hedging derivatives		FLHfT	16)	116,739		116,739
of which hedging derivatives		HD	16)	188,163		188,163
	(d)			304,902		304,902
Total	(c+d)			4,482,499		4,482,499

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2012

(thousands of euros)	IAS 39 Categories	Net gains/(losses) 2012(1)	of which interest

Loans and receivables	LaR	(417,869)	41,724
Available-for-sale financial assets	AfS	19,119
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/ FLHfT	(621)
Financial liabilities at amortized cost	FLAC	(1,466,959)	(1,441,195)
Total		(1,866,330)	(1,399,471)

(1)

Of which 2,097 thousand euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2011

(thousands of euros)	IAS 39 Categories	Net gains/(losses) 2011(1)	of which interest

Loans and receivables	LaR	(400,449)	22,884
Available-for-sale financial assets	AfS	41,392
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/ FLHfT	10,499
Financial liabilities at amortized cost	FLAC	(1,597,591)	(1,580,580)
Total		(1,946,149)	(1,557,696)

(1)

Of which 2,725 thousand euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held for trading.

Note 18
Employee benefits

Employee benefits decreased 158,391 thousand euros compared to December 31, 2011 and are composed of the following:

(thousands of euros)	12/31/2010	Increase/ Present value	Decrease	12/31/2011

Provision for employee severance indemnities	877,078	(63,981)	(72,637)	740,460
Provision for termination benefit incentives	262,431	13,482	(97,308)	178,605
Provision for pension plans	1,357	-	(350)	1,007
Total	1,140,866	(50,499)	(170,295)	920,072
of which:
non-current portion	967,755			741,117
current portion (*)	173,111			178,955

(*)

The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans

(thousands of euros)	12/31/2011	Increase/ Present value	Decrease	12/31/2012

Provision for employee severance indemnities	740,460	91,732	(104,471)	727,721
Provision for termination benefit incentives	178,605	(6,447)	(138,874)	33,284
Provision for pension plans	1,007	1	(332)	676
Total	920,072	85,286	(243,677)	761,681
of which:
non-current portion	741,117			728,065
current portion (*)	178,955			33,616

(*)

The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans

Provision for employee severance indemnities down by a total of 12,739 thousand euros. The reduction of 104,471 thousand euros in the "Decrease" column refers to indemnities paid to employees who terminated employment or for advances. The increase of 91,732 thousand euros breaks down as follows:

(thousands of euros)	2012	2011

Finance expenses	38,319	37,532
Net actuarial (gains) losses recognized during the year	53,413	(101,513)
Total expenses (income)	91,732	(63,981)
Effective return on plan assets	there are no assets servicing the plan

The actuarial losses recognized at December 31, 2012 (53,413 thousand euros) are essentially related to the changes in the economic parameters (discount and inflation rate), while the actuarial gains posted in 2011 (101,513 million euros) were affected by the changes in the economic parameters as well as the introduction of the new law on pensions (Law no. 214 of December 22, 2011) which extended the estimated period in which a person works.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the Company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amount due up to December 31, 2006.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

Under IAS 19 R, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;

•

the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non- executives

Inflation rate	2.0% per annum	2.0% per annum
Discount rate	4.5% per annum	4.5% per annum
Employee severance indemnities annual increase rate	3% per annum	3% per annum
Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non- executives

Probability of death	RG 48 mortality tables published by "Ragioneria Generale dello Stato"	RG 48 mortality tables published by "Ragioneria Generale dello Stato"
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):
up to 40 years of age	5.0% per annum	1.5% per annum
over 40 up to 50 years of age	4.0% per annum	0.5% per annum
over 50 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2012 and 2011, respectively, of 727,721 thousand euros and 740,460 thousand euros.

Provision for termination benefit incentives amounts to 33,284 thousand euros, decreasing 145,321 thousand euros, including 138,874 thousand euros mainly due to the utilization during the year of the provision for mobility under Law 223/91 and 6,447 thousand euros in relation to the release to the income statement of the remaining provision for mobility under Law 223/91 recognized in 2010. The remaining provision relates to the mobility under Law 223/91 for the period 2008/2010 (24,123 thousand euros, for effects following the introduction of the “mobile window” on relationships terminated under the  June 2010 mobility) and the long mobility of the former Olivetti of 9,161 thousand euros.

Note 19
Provisions

Provisions increased 72,908 thousand euros compared to December 31, 2011. The composition and movements are as follows:

(thousands of euros)	12/31/2011	Increase	Taken to income	Used directly	Reclassifications/other changes	12/31/2012

Provision for taxation and tax risks	50,577	1,972	(245)	(1,325)		50,979
Provision for restoration costs	335,459	10,425		(6,078)		339,806
Provision for legal disputes	159,321	49,782		(31,582)		177,521
Provision for commercial risks	48,262	70,328	(835)	(409)		117,346
Provision for risks and charges on investments and corporate-related transactions	122,237	2,536	(5,796)	(15,075)		103,902
Other provisions	36,924	798		(1,588)		36,134
Total	752,780	135,841	(6,876)	(56,057)	−	825,688
of which:
non-current portion	467,984					477,212
current portion	284,796					348,476

Provision for taxation and tax risks is basically unchanged compared to December 31, 2011 (an increase of 402 thousand euros).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets and the related restoring of the sites, particularly of mobile telephony. This line item increased by 4,347 thousand euros compared to December 31, 2011, representing the balance between new provisions (10,425 thousand euros) and utilizations (6,078 thousand euros).

Provision for legal disputes increased by 18,200 thousand euros compared to December 31, 2011, representing the balance of the new provisions and utilizations for pending disputes. The provision refers to disputes with employees (21,050 thousand euros), social security agencies (1,767 thousand euros) and third parties (154,704 thousand euros).

Provision for commercial risks increased 69,084 thousand euros compared to December 31, 2011, for provisions allocated to cover risks.

Provision for risks and charges on investment and corporate-related transactions decreased by 18,335 thousand euros, mainly due to the settlement of several disputes.

Other provisions primarily include the provision for the liberalization of frequencies and the provision for regulatory risk. The balance is basically unchanged compared to December 31, 2011 (a decrease of 790 thousand euros).

Note 20
Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 66,441 thousand euros compared to December 31, 2011 and are composed of the following:

(thousands of euros)	12/31/2012	12/31/2011

Payables to social security agencies	35,067	44,965
Capital grants	29,441	36,263
Deferred income	403,371	473,322
Payables to subsidiaries	50,387	30,157
Total	518,266	584,707

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(thousands of euros)	12/31/2012	12/31/2011

Non-current payables
Due from 2 to 5 years after the end of the reporting period	19,946	27,106
Due beyond 5 years after the end of the reporting period	15,121	17,859
	35,067	44,965
Current payables	11,831	23,326
Total	46,898	68,291

Capital grants decreased 6,822 thousand euros following the depreciation recorded in the separate income statement on the assets to which the grants refer.

Medium/long-term deferred income includes 394,082 thousand euros for the deferral of revenues from the activation of telephone service (461,712 thousand euros at December 31, 2011).

Payables to subsidiaries refer to payables arising from adoption of the consolidated tax return, principally in reference to Telecom Italia Media (21,123 thousand euros), La7 S.r.l. (9,254 thousand euros) and Olivetti (8,822 thousand euros).

Note 21
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 587,099 thousand euros compared to December 31, 2011 and are composed of the following:

(thousands of euros)		12/31/2012	of which IAS 39 Financial Instruments	12/31/2011	of which IAS 39 Financial Instruments

Payables on construction work	(a)	35,504		31,173
Trade payables
Payables to suppliers		2,643,801	2,643,801	2,331,225	2,331,225
Payables to other telecommunication operators		267,905	267,905	927,833	927,833
Payables to subsidiaries		424,173	424,173	415,287	415,287
Payables to associates and joint ventures		8,860	8,860	9,769	9,769
Payables to other related parties		193,488	193,488	114,440	114,440
	(b)	3,538,227	3,538,227	3,798,554	3,798,554
Income tax payables (*)	(c)	530		62,669
Miscellaneous payables and other liabilities
Payables to subsidiaries		51,184		58,290
Payables to other related parties		21,671		25,866
Advances received		17,504		15,386
Tax payables		279,473		394,292
Payables to social security agencies		140,234		163,380
Payables for employee compensation		446,919	446,919	340,947	340,947
Customer-related items		842,274	235,235	933,813	277,912
Trade and miscellaneous deferred income		848,373		920,250
Other current liabilities		399,604	173,027	382,317	219,574
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		33,615		178,954
Provisions for risks and charges for the current portion expected to be settled within 1 year		348,476		284,796
	(d)	3,429,327	855,181	3,698,291	838,433
Total	(a+b+c+d)	7,003,588	4,393,408	7,590,687	4,636,987

 (*) Analyzed in the Note "Income taxes”

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amount to 3,538,227 thousand euros (3,798,554 thousand euros at December 31, 2011) and decreased 260,327 thousand euros, mainly due to the effect of the settlement of several legal disputes with another operator in the first half of 2012.

Trade payables to subsidiaries total 424,173 thousand euros and mainly refer to amounts due to Telecom Italia Sparkle (93,662 thousand euros) for telecommunications services, Telecom Italia Information Technology (210,984 thousand euros), and to Telenergia (39,802 thousand euros) for supply contracts. Trade payables to associates total 8,860 thousand euros and mainly relate to supply arrangements with Teleleasing (2,182 thousand euros) and Movenda (3,177 thousand euros). Trade payables to other related parties amount to 193,488 thousand euros and refer in particular to debt positions with the Intesa SanPaolo group (169,703 thousand euros) and Telefónica (8,629 thousand euros).

Miscellaneous payables and other liabilities amount to 3,429,327 thousand euros and decreased 268,964 thousand euros compared to December 31, 2011. The most important items included in this line item are described below:

•

miscellaneous payables to subsidiaries, amounting to 51,184 thousand euros, principally include payables for the consolidated tax return (40,067 thousand euros, of which 13,706 thousand euros refers to Telecom Italia Sparkle and 10,908 thousand euros to Olivetti);

•

tax payables, amounting to 279,473 thousand euros, refer to VAT payables (103,960 thousand euros), payables for government concession tax (65,865 thousand euros) and withholding tax payables to the tax authorities as the withholding agent (74,165 thousand euros);

•

payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for 11,831 thousand euros, as described in the Note “Miscellaneous payables and other non-current liabilities”;

•

customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance;

•

trade and miscellaneous deferred income includes 265,030 thousand euros for interconnection charges, 227,889 thousand euros for the deferral of revenues from the activation of telephone service, 107,079 thousand euros for traffic and charges, 23,051 thousand euros for rental and maintenance contract charges and 13,061 thousand euros for outsourcing contract charges;

•

other current liabilities comprise, among others, lease installments, payables for grants received from the Italian State and the European Union and payables for guarantee deposits and dividends;

•

with regard to employee benefits and provisions, reference should be made to the specific notes.

Note 22
Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which Telecom Italia S.p.A. is involved at December 31, 2012 are described below.

Telecom Italia S.p.A. has posted liabilities totalling 211 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The immediate trial of a series of people, including the former managing director and two former employees of Telecom Italia Sparkle, continues. They are accused of the crimes of transnational conspiracy for the purpose of tax evasion and the crime of false declaration by the use of invoices or other documents for inexistent transactions.

In relation to this trial, Telecom Italia Sparkle made an application to bring a civil action against all the defendants which the Court ruled inadmissible, since it considered such an action incompatible with its position as a subject of investigation pursuant to legislative decree no. 231/2001.

The investigations into the company in relation to the crime of transnational conspiracy are still incomplete, and in consequence it is not yet possible to have full knowledge of all the acts of the proceedings. It therefore follows that, given the complexity of the investigations and the incomplete information currently available, no definitive prediction of the outcome of the case can be formulated, notwithstanding and without prejudice to the defences that Telecom Italia Sparkle will pursue to the fullest extent permitted by law to demonstrate its non-involvement in the matters at issue.

Regarding the effects of any conviction pursuant to legislative decree no. 231/2001, in addition to the administrative fines and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by bond and already set aside in the 2009 consolidated financial statements). Hence, based on the information available, the company expects no further material effects other than those for which provision has already been made and/or already seized (10 million euros are still under seizure for guarantees related to the proceedings).

So far as fiscal risk is concerned, VAT liability was reached in 2010, by payment of 418 million euros, a possible claim of liability for direct taxation related to the applicability in the case in question of the rules disciplining the non-deductibility of the crime-related costs and/or costs for transactions that objectively do not exist remained pending. Also on the basis of the uncertainties in interpretation manifested by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations (developed in decree law 16/23012, converted in law 44/2012), which were, moreover, considered of doubtful constitutionality (since the Constitutional Court limited itself to an interlocutory judgement), the company considered the related risk to be only a possibility, and did not make any provision in its 2010 and 2011 accounts.

However, in December 2012 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of these fines – 25% of the “crime related costs” unduly deducted – total 280 million euros, which may be reduced to one third if a settlement is agreed.

After in-depth investigation and assessment with its consultants, the Company decided to not agree to the settlement and filed defensive arguments with the Lazio Regional Office. In light of the investigations carried out the Company believes that the risk is only possible, and therefore no provision has been made.

National tax disputes

As already illustrated in the annual financial Report 2010, the Milan Agenzia delle Entrate, in relation to a number of property transactions performed in 2005 and 2006 (so-called Magnum Project):

•

in October 2010 notified a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS) which contested the non-legitimate deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro rata of non-deductibility”;

•

in December 2010 the Milan Agenzia delle Entrate respectively served Telecom Italia and OMS, as jointly obliged parties, two notices of demand relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros in tax, interest and fines.

•

in March 2011 it served both Telecom Italia S.p.A and OMS, two notices of demand relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, consequently requesting payment of approximately 10 million euros in tax and interest.

As far as the notices of demand for stamp duty and mortgage tax are concerned, since these notices are definitive, the companies propose to appeal to the Milan Provincial Tax Commission, requesting cancellation of the notices as well as suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Last February 2012, the Milan Agenzia delle Entrate filed a brief with the Milan Tax Commission in which it notified its in toto cancellation of all the notices of demand in self-protection, declaring the consequent cessation of matters to dispute.

Regarding the reports on findings for VAT purposes, last November Telecom Italia reached a pre-trial agreement with the Agenzia delle Entrate in which it undertook to pay a total sum of approximately 43 million euros in interest. Therefore after these settlements, the potential dispute must be considered concluded to all intents and purposes.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects, among whom some employees of the Company, relative to supply under lease and/or sale of assets transactions which would constitute various offences committed against Telecom Italia, among others.

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a complaint-suit  against persons unknown with the Public Prosecutor’s Office of Monza.

Regarding this matter, following a tax investigation, the Monza Guardia di Finanza served some reports on findings on direct taxation and VAT for the years 2007, 2008 and 2009 on the company last December. The Company has already reached an agreement with the Agenzia delle Entrate of Milan stating that it accepts the findings under dispute; the total amount due is approximately 4 million euros.

Therefore, taking account of the potential risks related to other transactions still being audited, and given the matters already defined, the total provision made for liabilities is 11 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom

Italia was definitively no longer a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company.

In the hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand Telecom Italia was admitted as civil party against all the defendants for all charges, and on the other the Company was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. The companies Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings – which lasted more than a year – 22 civil parties filed claims for compensation, also against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013 Section One of the Milan Court of Assizes issued the first instance judgement, sentencing defendants Marco Bernardini, Emanuele Cipriani, Angelo Jannone, Andrea Pompili, Guglielmo Sasinini, Roberto Rangoni Preatoni and Antonio Vairello to terms of imprisonment that range from 7 years and 6 months for defendant Marco Bernardini to a suspended sentence of one year’s imprisonment for former manager Angelo Jannone.

The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said damages, totalling 270,000 euros (of which 170,000 euros jointly and severally with Pirelli).

At the same time, the Court sentenced defendants Marco Bernardini, Emanuele Cipriani, Angelo Jannone, Andrea Pompili, Guglielmo Sasinini, Roberto Rangoni Preatoni and Antonio Vairello to pay compensation for pecuniary and non-pecuniary damage suffered by Telecom Italia, making a provisional award to Telecom Italia of 10 million euros. The Court also recognised the existence of a non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the present document and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

With reference to the investigation for abuse of the dominant position started by the Italian Antitrust Authority (AGCM) in May 2010, following a complaint filed by Fastweb (alleging that Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity), on  June 19, 2012 the AGCM approved the undertakings proposed by Telecom and closed the investigation without any finding of abuse.

In October, the Company informed AGCM that the undertakings had been implemented, in compliance with the approval decision; AGCM acknowledged this in December.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of access services, by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely with the Company.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation after verifying that the economic terms of Telecom Italia’s offer with regard to traffic services could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM decision to open the investigation. AGCM initially published the proposal (in August 2011), inviting comments from interested parties, and then rejected it by decision served in March 2012. The Company appealed the rejection decision before the Administrative Court (TAR) for Lazio.

In December 2012 AGCM announced the preliminary findings of its investigation, according to which Telecom Italia was responsible for two distinct behaviours: (i) a constructive refusal to supply, in having opposed an unjustifiably high number of refusals (so-called KOs) to requests for the activation of wholesale services by OLOs in the three year period 2009-2011 and (ii) the margins squeeze through the application of economic conditions in the areas open to unbundling that could not be replicated by an equally efficient competitor, from 2008 to July 2011. At the end of January 2013 the Company filed its defence, asking that the investigation be closed. It is scheduled to conclude on March 30, 2013. On February 6, 2013 Telecom Italia appeared before the Board of AGCM at the final hearing.

Antitrust Case I757

On  September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.

The latter company, which intends to present itself as the first “lowcost” virtual operator, does not have its own sales network, since it accesses the market using the multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly “the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind”.

The investigation is scheduled to be completed by September 30, 2013. Since the procedure is still at an early stage, an assessment of its outcome would be premature.

Dispute relative to "Adjustments on license fees" for the years 1994-1998

Regarding the judgements sought in previous years by Telecom Italia and Tim regarding the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the note in which the Ministry asked for payment of the sum of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts, for the balance of the charges for the 1994 financial year. Telecom Italia will appeal this to the Consiglio di Stato (Council of State).

FASTWEB

The disputes pending before the Court of Milan regarding the "Impresa Semplice" offer and the so-called and "Winback" activities, have been settled between the parties.

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service is, on the other hand, ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

VODAFONE

In July 2006 Vodafone brought a case for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) before the Milan Appeal Court. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgement on November 2, 2011, the Appeal Court declared that it was not competent in this matter and referred the case to the Civil Court. The deadline for the resumption of the proceedings before the Court passed without resumption, resulting in the termination of the proceedings.

H3G

As part of a broader agreement with H3G, in June 2012 the following civil disputes were settled by mediation – without additional costs other than those for which provision had already been made:

•

a case brought by H3G for compensation for damages for around 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia in relation to fixed-mobile termination in the period 2008/2010;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied by H3G in the period between September 2005 and February 2008 which were higher than those applied to other operators;

•

a case brought by H3G for compensation for damages for around 120 million euros alleging discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers;

•

an appeal by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007;

•

a case brought by H3G claiming compensation for damages for around 60 million euros consequent to alleged violation of the mobile customer portability procedures;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs to be borne by H3G for the repricing (July 2010 to February 2011) of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, the antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information identifying the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia in relation to the information carried, and the obligation to suspend the internet access service of which Telecom Italia is merely a supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information identifying the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

WIND

In a writ issued in January 2012 Wind issued proceedings against Telecom Italia for compensation of alleged damages (quantified in 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010; the plaintiff's main statement alleges that such strategy of unfair competition was enacted by Telecom Italia both through technical boycotting of service activation requests, and through offers and discounts tailored to customers interested in Wind' s offers. Such conduct has already been the subject of grievance by Wind and Fastweb before the Anti-trust authority, which initiated proceedings A428. Telecom Italia filed an appearance, contesting the claims of the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers, on behalf of such OLOs and in the light of regulatory requirements. Telecom Italia filed an appearance, asking that the demand for compensation by rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

In June 2012 the Company was notified of a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which those investigated included, amongst others, one subsequently suspended employee and three former employees of the Company. The alleged crimes were conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions”, in reference to an alleged system of carousel fraud carried out in 2007-2009 with the participation of employees of Italian and San Marino companies, relating to the sale of mobile telephony handsets and accessories between different companies operating in Italy and San Marino.

The phenomenon was subject to audit and the so-called Greenfield Project, the results of which were then made available to the investigating Judicial Authority of Bologna which, initially, was in charge of the investigations. In this regard, note that, as a result of what emerged from the Greenfield Project, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations laid down had not been fully discharged. The documentation relating to this spontaneous regularisation activity was also sent to the Public Prosecutor's Office of Bologna which, in 2011, ordered the case to be dismissed. Telecom Italia has therefore provided the Public Prosecutor's Office of Forlì with all the material already handed over to the Public Prosecutor's Office of Bologna.

The investigation is in progress and, to date, the company has not been notified of anything; a proper assessment of the outcome of the proceedings is therefore premature.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

A dispute was recently started by Fallimento Elinet S.p.A. against  its former administrators, statutory auditors and independent auditors as well as against Telecom Italia, in relation to which claims were formulated regarding the alleged  performance by Telecom Italia, of management and co-ordination activities of the Elitel Group (alternative operator in which the Company has never had any type of interest), allegedly also enacted by playing the card of trade receivables management. The receiverships of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were party to these proceedings. The economic claims advanced by the three receiverships amount to a total of 282 million euros. Telecom Italia filed an appearance, fully contesting the allegations of the other party.

b) Other information

Mobile telephony - criminal proceedings

With reference to the phenomenon of the prepaid SIM cards activated in 2005-2008 and not correctly associated with a customer identity document, recovery activities were completed on June 30, 2012 through the regularisation or termination of the remaining cards still in existence on that date. It should be noted that, at the start of the recovery activities, around 5.5 million SIM cards were not correctly associated with an identity document.

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia. The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own specialist, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. On December 19, 2012 the Public Prosecutor’s Office filed a request for 89 natural persons and the Company itself to be committed for trial; Telecom Italia is awaiting the notice informing it of the data set for the preliminary hearing. As injured party, the Company will set out the grounds of its defence in the preliminary hearing.

There is a pending criminal proceeding against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers for the offence of “Preventing the public supervisory authorities from performing their functions” relative, in the statement of charges, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation. This proceeding initially also concerned the Company, pursuant to Legislative Decree n. 231/01. The latter, however, formulated a plea bargaining motion and at the same time a motion for the declaration of the statute of limitations for the acts committed up until May 31, 2007, and was admitted to the trial as a civil party against the three natural persons charged.

During the hearing of July 10, 2012 the Preliminary Hearing Judge declared that the statute of limitations applied, for the Company only, for the actions committed up until May 31, 2007; approved the plea bargaining motion of Telecom Italia and ordered it to pay a fine of 600 thousand euros, acknowledging that from 2008 the Company had adopted an organizational model suitable to prevent the commission of acts similar to those committed; finally, he set the date for the committal proceedings against the three former managers charged before the third Criminal Section of the Milan Court on October 8, 2012.

During the first evidence hearing Telecom Italia filed a further motion to be admitted as a civil party to the trial of the three defendants. The Company then withdrew its application to be admitted to the proceedings against Mr. Riccardo Ruggiero only, after the approval by the Telecom Italia Shareholders’ Meeting (and the consequent completion) of a settlement agreement with the former Executive Director charged.

During the hearing on February 11, 2013, the Milan Court, taking the opposing view to the Judge at the Preliminary Hearing, declared that it did not have territorial competence, and ordered that the case papers be transmitted to the Rome Public Prosecutor’s Office.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Consiglio di Stato definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of  community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal.

TELETU

In a writ issued in February 2012, Telecom Italia has issued proceedings against the operator Teletu claiming compensation for damages suffered due to unlawful refusals concerning the reactivation with

Telecom Italia of the competitor's customers. The claim was quantified as approximately 93 million euros.

c) Commitments and guarantees

Guarantees provided, amounting to 11,558,007 thousand euros, essentially refer to guarantee financing provided by Telecom Italia on behalf of subsidiaries (of which 8,829,771 thousand euros relates to Telecom Italia Capital, 2,606,064 thousand euros to Telecom Italia Finance, 51,282 thousand euros to Lan Med Nautilus and 34,627 thousand euros to Telenergia).

Purchase commitments outstanding at December 31, 2012 amount to 168,556 thousand euros and refer mainly to commitments on long-term operating lease contracts. There are no sale commitments outstanding at December 31, 2012.

The Company issued "weak" comfort letters, for a total of 378 thousand euros, on behalf of Telecom Italia Sparkle North America on vendor financing (for the supply of goods and services).

Guarantees were provided by third parties to Group companies for 3,425,374 thousand euros to guarantee financing received (2,885,880 thousand euros) and performance under outstanding contracts (539,494 thousand euros, of which 47,692 thousand euros posted by Assicurazioni Generali).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 455,830 thousand euros for the request to pay back the total amount owed over a period of 5 years and 37,810 thousand euros for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2012 are as follows:

Issuer

Amount (thousands of euros)(1)

BBVA - Banco Bilbao Vizcaya Argentaria	687,500
Intesa SanPaolo	471,250
Sumitomo	109,250
Bank of Tokyo - Mitsubishi UFJ	253,750
Banco Santander	138,750
Barclays Bank	75,000
Natixis	92,000
SACE	105,000
Citibank	27,500

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo and Telecom Italia Digital Divide Projects.

With regard to the Telecom Italia Banda Larga project, in November 2012 the 92,000 thousand euro guarantee from CARIGE (which was no longer an eligible counterpart for EIB) was replaced with another guarantee from Natixis.

Note 23
Revenues

Revenues decreased 1,104,975 thousand euros compared to 2011. The composition is as follows:

(thousands of euros)		2012	2011

Sales:
telephone equipment		820,387	907,474
other sales		3,735	1,046
	(a)	824,122	908,520
Services:
Traffic		5,862,854	6,674,138
Subscription charges		7,459,870	7,660,818
Fees		308,898	328,572
Value-added services (VAS)		2,094,722	2,110,848
Recharges of prepaid cards		36,448	30,385
Sundry income(*)		353,106	331,714
	(b)	16,115,898	17,136,475
Total	(a+b)	16,940,020	18,044,995

 (*)

Includes 2,253 thousand euros for royalties (total of 8,839 thousand euros in 2011, of which 5,029 thousand euros from Olivetti).

Revenues are presented gross of amounts due to other TLC operators (1,275,178 thousand euros), which are included in “Costs of services”.

Note 24
Other income

Other income decreased 5,421 thousand euros compared to 2011. Details are as follows:

(thousands of euros)	2012	2011

Late payment fees charged for telephone services	53,737	57,559
Release of provisions and other payable items	30,911	3,598
Recovery of employee benefit expenses, purchases and services rendered	26,936	27,910
Capital and operating grants	17,564	22,300
Damage compensation, penalties and sundry recoveries	34,401	27,293
Other income	77,755	108,065
Total	241,304	246,725

Note 25
Acquisition of goods and services

Acquisition of goods and services decreased 384,167 thousand euros compared to 2011. Details are as follows:

(thousands of euros)		2012	2011

Acquisition of raw materials and merchandise	(a)	1,032,614	1,088,624
Costs of services
Revenues due to other TLC operators		1,275,178	1,689,214
Interconnection costs		36,190	39,725
Commissions, sales commissions and other selling expenses		549,887	548,590
Advertising and promotion expenses		315,144	334,140
Professional and consulting services		150,963	163,310
Utilities		392,177	340,038
Maintenance		218,080	164,761
Outsourcing costs for other services		491,229	477,556
Mailing and delivery expenses for telephone bills, directories and other materials to customers		58,807	58,888
Distribution and logistics		13,846	35,287
Travel and lodging costs		44,028	44,937
Insurance		38,589	33,727
Other service expenses		549,096	517,140
	(b)	4,133,214	4,447,313
Lease and rental costs
Rent and leases		485,511	487,663
TLC circuit lease rents and rents for use of satellite systems		137,721	125,516
Other lease and rental costs		150,556	174,667
	(c)	773,788	787,846
Total	(a+b+c)	5,939,616	6,323,783

Note 26
Employee benefits expenses

Employee benefits expenses decreased 211,885 thousand euros, compared to 2011. Details are as follows:

(thousands of euros)		2012	2011

Employee benefits expenses
Wages and salaries		1,808,983	1,894,479
Social security expenses		654,488	709,027
Employee severance indemnities		47	-
Other employee benefits		7,946	46,848
	(a)	2,471,464	2,650,354
Costs and provisions for temp work	(b)	500	1,507
Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees		5,826	6,177
Charges for termination benefit incentives		18,265	31,644
Expenses for mobility under Law 223/91		(6,447)	9,000
Other		564	3,375
	(c)	18,208	50,196
Total	(a+b+c)	2,490,172	2,702,057

The average salaried workforce is 44,848 in 2012 (46,206 in 2011). A breakdown by category is as follows:

(number)	2012	2011

Executives	736	766
Middle Management	3,247	3,309
White collars	40,865	42,131
Blue collars	-	-
Employees on payroll	44,848	46,206
Employees with temp work contracts	-	-
Total average of salaried workforce	44,848	46,206

Employees in service at December 31, 2012 number 44,606 (47,801 at December 31, 2011), with a reduction of 3,195 (1,177 of these exiting due to the transfer of the Information Technology business segment to SSC, subsequently renamed TI Information Technology).

Also in 2012, the "defensive" solidarity contracts provided for in the agreements with the trade unions were applied in Telecom Italia. Such contracts promote the processes of sustainable reskilling and retraining in order to solve the problem of redundant personnel. For the workers involved this means a reduction in working hours with a partial reimbursement by a state agency (INPS) of the remuneration not received. In 2012 the implementation of these contracts resulted in absolute benefits in terms of labor costs of around -48 million euros (around -59 million euros in 2011) with a reduction of the average workforce amounting to 1,145 full time equivalents (average of -1,506 in 2011).

Note 27
Other operating expenses

Other operating expenses decreased 48,724 thousand euros compared to 2011. Details are as follows:

(thousands of euros)	2012	2011

Write-downs and expenses in connection with credit management	361,739	359,314
Provision charges	88,335	48,026
TLC operating fees and charges	57,571	56,705
Indirect duties and taxes	73,727	79,487
Penalties, settlement compensation and administrative fines	28,730	59,403
Association dues and fees, donations, scholarships and traineeships	21,265	19,770
Sundry expenses	24,451	81,837
Total	655,818	704,542
of which, included in the supplementary disclosure on financial instruments	361,739	359,314

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 28
Change in inventories

The change in inventories is a negative 13,100 thousand euros (a positive 13,289 thousand euros in 2011). In particular, this trend is related to the improvement achieved in the product purchasing and marketing processes.

The amount takes into account the write-downs made to adjust the value of fixed and mobile equipment to estimated realizable value (7,844 thousand euros).

Note 29
Internally generated assets

Internally generated assets amount to 350,481 thousand euros and decrease by 11,298 thousand euros compared to 2011. This is mainly due to the transfer of the “Information Technology” business segment of Telecom Italia to TI Information Technology, which resulted in the transfer of staff to the new company from November 2012, and the elimination of the related internally generated assets.

The costs for internally generated assets refer to the capitalization of direct and indirect labor to “intangible assets with a finite useful life” (108,357 thousand euros) - for dedicated technical staff primarily for software development - and to “tangible assets owned” (242,124 thousand euros) - for dedicated technical staff engaged in the executive design, construction and testing of network installations.

Note 30
Depreciation and amortization

Depreciation and amortization decreased 301,049 thousand euros compared to 2011. The composition is as follows:

(thousands of euros)		2012	2011

Amortization of intangible assets with a finite useful life
Industrial patents and intellectual property rights		1,037,025	1,136,578
Concessions, licenses, trademarks and similar rights		158,448	149,127
Other intangible assets		188,992	180,549
	(a)	1,384,465	1,466,254
Depreciation of tangible assets owned
Buildings (civil and industrial)		42,748	41,253
Plant and equipment		1,818,183	2,037,861
Manufacturing and distribution equipment		11,098	11,568
Other		117,090	121,143
	(b)	1,989,119	2,211,825
Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)		112,698	110,133
Other		5,446	4,565
	(c)	118,144	114,698
Total	(a+b+c)	3,491,728	3,792,777

Note 31
Gains/(losses) on disposals of non-current assets

Gains/(losses) on disposals of non-current assets increased 29,109 thousand euros compared to 2011. The composition is as follows:

(thousands of euros)		2012	2011

Gains on disposals of non-current assets
Gains on the retirement/disposal of intangible and tangible assets		36,752	17,353
	(a)	36,752	17,353
Losses on disposals of non-current assets
Losses on the retirement/disposal of intangible and tangible assets		17,218	26,928
	(b)	17,218	26,928
Total	(a-b)	19,534	(9,575)

Note 32
Impairment reversals (losses) on
non-current assets

Net impairment losses on non-current assets total 4,017,277 thousand euros (5,379,650 thousand euros in 2011).

This item includes 4,016,000 thousand euros for the goodwill impairment loss attributed to Telecom Italia S.p.A. (5,376,000 thousand euros in 2011). Further details are provided in the Note “Goodwill” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2012.

This item also includes 1,277 thousand euros (3,650 thousand euros in 2011) relating to network materials no longer usable and telephone systems in the process of being replaced with new technologically advanced materials.

Note 33
Income/(expenses) from investments

Details are as follows:

(thousands of euros)	2012	2011

Dividends	132,146	253,806
Net gains on disposals of investments	10,179	40,994
Other income from investments	7	−
Impairment losses on financial assets	(103,431)	(442,472)
Losses on disposals of investments	(2,290)	−
Total	36,611	(147,672)
of which, included in the supplementary disclosure on financial instruments	793	687

In particular:

•

2012 dividend income relates primarily to Telecom Italia Sparkle (94,000 thousand euros), Telecom Italia Deutschland Holding (35,000 thousand euros) and Path.Net (1,500 thousand euros). 2011 dividend income related primarily to Telecom Italia Sparkle (250,000 thousand euros);

•

impairment losses essentially refer to the write-down of the investments in Telecom Italia Deutschland Holding (35,000 thousand euros), Olivetti (49,698 thousand euros), Telecom Italia Media (8,575 thousand euros), Tiglio I (5,872 thousand euros) and Tierra Argentea (2,733 thousand euros);

•

impairment losses in 2011 essentially referred to the write-downs of the investments in Matrix (130,381 thousand euros), Telecom Italia Media (45,334 thousand euros) and Telecom Italia Sparkle (198,600 thousand euros), Olivetti (36,067 thousand euros) and Telecom Italia Deutschland Holding (13,038 thousand euros);

•

gains on the sale of investments relate to the gain, net of incidental expenses, arising from the sale of the subsidiary Matrix S.p.A. on October 31, 2012; the gains in 2011 related to the gain, net of incidental expenses, arising from the sale of the subsidiary Loquendo S.p.A.;

•

losses on the sale of investments relate primarily to the losses on the sale of the investment in Consorzio CRIAI in liquidation on August 6, 2012.

Note 34
Finance income and Finance expenses

Finance income

Finance income decreased 305,235 thousand euros compared to the 2011. The composition is as follows:

(thousands of euros)		2012	2011

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		397	650
Income from financial receivables from subsidiaries, recorded in Non-current assets		2,275	2,163
Income from financial receivables from associates, recorded in Non-current assets			6
Income from securities other than investments, recorded in Current assets		23,993	46,104
Income other than the above:
Interest income		53,553	39,549
Interest income from subsidiaries		4,207	3,127
Interest income from associates		-	3
Foreign exchange gains		8,921	76,791
Income from fair value hedge derivatives		94,597	200,022
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		241,101	222,835
Income from non-hedging derivatives		1,007,816	878,371
Miscellaneous finance income		50,272	5,256
	(a)	1,487,132	1,474,877
Positive fair value adjustments to:
Fair value hedge derivatives		54,777	81,790
Underlying financial assets and liabilities of fair value hedge derivatives		39,843	20,641
Non-hedging derivatives		650,931	960,610
	(b)	745,551	1,063,041
Total	(a+b)	2,232,683	2,537,918
of which, included in the supplementary disclosure on financial instruments		1,765,963	1,912,516

Finance expenses

Finance expenses decreased 386,295 thousand euros compared to the 2011. The composition is as follows:

(thousands of euros)		2012	2011

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		888,157	1,019,425
Interest expenses relating to subsidiaries		441,208	442,494
Interest expenses relating to associates		18,727	22,760
Interest expenses to banks		121,489	113,880
Interest expenses to others		196,796	142,627
Commissions		78,839	45,495
Foreign exchange losses		7,960	77,652
Charges from fair value hedge derivatives		53,477	164,794
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		545,611	497,134
Charges from non-hedging derivatives		1,007,816	878,332
Miscellaneous finance expenses		129,120	137,288
	(a)	3,489,200	3,541,881
Negative fair value adjustments to:
Fair value hedge derivatives		66,076	20,307
Underlying financial assets and liabilities of fair value hedge derivatives		25,626	106,651
Non-hedging derivatives		657,217	955,575
	(b)	748,919	1,082,533
Total	(a+b)	4,238,119	4,624,414
of which, included in the supplementary disclosure on financial instruments		3,271,346	3,537,538

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(thousands of euros)		2012	2011

Exchange gains		8,921	76,791
Exchange losses		(7,960)	(77,652)
Net exchange gains and losses		961	(861)

Income from fair value hedge derivatives		94,597	200,022
Charges from fair value hedge derivatives		(53,477)	(164,794)
Net result from fair value hedge derivatives	(a)	41,120	35,228
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the separate income statement (interest rate component)		241,101	222,835
Negative effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		(545,611)	(497,134)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the separate income statement (interest rate component)	(b)	(304,510)	(274,299)
Income from non-hedging derivatives		1,007,816	878,371
Charges from non-hedging derivatives		(1,007,816)	(878,332)
Net result from non-hedging derivatives	(c)	-	39
Net result from derivatives	(a+b+c)	(263,390)	(239,032)
Positive fair value adjustments to fair value hedge derivatives		54,777	81,790
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(25,626)	(106,651)
Net fair value adjustments	(d)	29,151	(24,861)
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		39,843	20,641
Negative fair value adjustments to fair value hedge derivatives		(66,076)	(20,307)
Net fair value adjustments	(e)	(26,233)	334
Net fair value adjustment to fair value hedge derivatives and underlyings	(d+e)	2,918	(24,527)
Positive fair value to non-hedging derivatives	(f)	650,931	960,610
Negative fair value adjustments to non-hedging derivatives	(g)	(657,217)	(955,575)
Net fair value adjustments to non-hedging derivatives	(f+g)	(6,286)	5,035

Note 35
Related party transactions

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of Telecom Italia S.p.A..

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010, concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, no significant transactions were entered into as defined by art. 4, paragraph 1, letter a) of the above-mentioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of Telecom Italia S.p.A. in 2012. During the first half of 2012, however, the board of directors of Telecom Italia S.p.A. approved the activation of a revolving credit facility with the company Telecom Italia Finance S.A. (a wholly-owned subsidiary), for an amount of 3 billion euros. In accordance with the company procedure and the Consob Regulation, this transaction is classed as not significant, as it is an intragroup loan concluded at market conditions.

Lastly, there were no changes or developments regarding the related party transactions described in the 2011 report on operations which had a significant effect on the financial position or on the results of Telecom Italia S.p.A. in 2012.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. In addition, the transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

The effects on the individual line items of the separate income statements for the years 2012 and 2011 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2012

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on financial statement line item

Revenues	16,940,020	284,698	35,214	1,568	163,626	−	−	485,106	2.9
Other income	241,304	15,548	353	−	3,051	9	−	18,961	7.9
Acquisition of goods and services	5,939,616	1,089,575	10,440	17,296	62,488	−	−	1,179,799	19.9
Employee benefits expenses	2,490,172	142	−	−	3,751	68,670	16,187	88,750	3.6
Other operating expenses	655,818	631	−	−	15	−	−	646	0.1
Income (expenses) from investments	36,611	130,507	260	−	38	−	−	130,805	°
Finance income	2,232,683	636,129	21	−	143,154	−	−	779,304	34.9
Finance expenses	4,238,119	1,411,504	18,727	−	68,377	−	−	1,498,608	35.4
(*) Other related parties through directors, statutory auditors and key managers.

SEPARATE INCOME STATEMENT LINE ITEMS 2011

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on financial statement line item

Revenues	18,044,995	250,258	90,114	2,106	184,866	4	−	527,348	2.9
Other income	246,725	13,497	367	−	2	−	−	13,866	5.6
Acquisition of goods and services	6,323,783	1,093,851	9,284	28,271	57,468	−	−	1,188,874	18.8
Employee benefits expenses	2,702,058	54	−	−	3,845	77,110	14,998	96,007	3.6
Other operating expenses	704,542	21,025	25	−	270	−	−	21,320	3.0
Gains (losses) on disposals of non-current assets	(9,575)	14,792	−	−	−	−	−	14,792	-
Income (expenses) from investments	(147,672)	253,051	220	−	85	−	−	253,356	-
Finance income	2,537,918	419,589	4	−	254,148	−	−	673,741	26.5
Finance expenses	4,624,414	2,284,042	39,755	−	66,049	−	−	2,389,846	51.7
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the line items of the statements of financial position at December 31, 2012 and at December 31, 2011 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2012

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% incidence on financial statement line item

NET FINANCIAL DEBT
Non-current financial assets	2,448,751	605,788	−	−	254,050	−	859,838	35.1
Securities other than investments (current assets)	363,403	−	−	−	−	−	−	−
Financial receivables and other current financial assets	475,612	129,674	1,519	−	9,614	−	140,807	29.6
Cash and cash equivalents	2,146,166	161,598	−	−	84,967	−	246,565	11.5
Current financial assets	2,985,181	291,272	1,519	−	94,581	−	387,372	13.0
Non-current financial liabilities	34,887,387	11,444,365	108,881	−	358,723	−	11,911,969	34.1
Current financial liabilities	5,424,729	3,497,987	102,956	−	71,154	−	3,672,097	67.7
Total net financial debt	34,878,184	14,045,292	210,318	−	81,246	−	14,336,856	41.1
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	995,902	14,836	−	−	−	−	14,836	1.5
Trade and miscellaneous receivables and other current assets	4,188,748	198,669	10,575	915	127,113	9	337,281	8.1
Miscellaneous payables and other non-current liabilities	518,266	59,676	−	−	−	−	59,676	11.5
Trade and miscellaneous payables and other current liabilities	7,003,058	562,895	9,007	13,143	186,988	21,635	793,668	11.3
(*) Other related parties through directors, statutory auditors and key managers.

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2011

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% incidence on financial statement line item

NET FINANCIAL DEBT
Non-current financial assets	2,891,043	679,788	−	−	257,993	−	937,781	32.4
Securities other than investments (current assets)	863,892	−	−	−	−	−		−
Financial receivables and other current financial assets	478,366	129,169	182	−	27,360	−	156,711	32.8
Cash and cash equivalents	1,595,287	80,704	−	−	20,963	−	101,667	6.4
Current financial assets	2,937,545	209,873	182	−	48,323	−	258,378	8.8
Non-current financial liabilities	34,941,183	12,138,692	150,783	−	322,736	−	12,612,211	36.1
Current financial liabilities	7,289,901	3,336,023	133,588	−	50,741	−	3,520,352	48.3
Total net financial debt	36,402,496	14,585,054	284,189	−	67,161	−	14,936,404	41.0
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	545,212	9,148	−	−	−	−	9,148	1.7
Trade and miscellaneous receivables and other current assets	5,046,539	193,164	35,505	555	124,180	1	353,405	7.0
Miscellaneous payables and other non-current liabilities	584,707	41,767	−	−	−	−	41,767	7.1
Trade and miscellaneous payables and other current liabilities	7,528,018	572,442	9,957	22,927	94,329	25,818	725,473	9.6
(*) Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the statements of cash flows for the years 2012 and 2011 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2012

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	3,005,359	355,024	1,572	88,249	1	−	444,846	14.8
Dividends paid	899,691	5,355	−	−	139,186	−	144,541	16.1
(*) Other related parties through directors, statutory auditors and key managers.

STATEMENT OF CASH FLOWS LINE ITEMS 2011

	Total	Related Parties
(thousands of euros)		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	4,121,567	301,510	2,588	104,798	35	−	408,931	9.9
Dividends paid	1,189,839	7,224	−	−	191,071	836	199,131	16.7
(*) Other related parties through directors, statutory auditors and key managers.

Transactions with subsidiaries

In 2012 the following transactions with subsidiaries of Telecom Italia S.p.A. took place:

•

Merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia: on January 1, 2012, TI Audit and Compliance S.c.a r.l. was merged into Telecom Italia;

•

Merger of SAIAT into Telecom Italia: on January 1, 2012, SAIAT was merged into Telecom Italia;

•

Advanced Caring Center S.r.l.: on January 1, 2012 the business segment comprising the Contact Center Division of Advalso S.p.A. was transferred to Advanced Caring Center S.r.l. – A.C.C. S.r.l.. Subsequently, Advalso S.p.A.'s investment in A.C.C. S.r.l. was sold to Telecontact Center S.p.A.;

•

LA 7 S.r.l.: on September 1, 2012 the TV business segment of TI Media was transferred to LA 7 S.r.l.;

•

Matrix: the company was sold on October 31, 2012;

•

Transfer of the Telecom Italia “Information Technology” business segment to SSC: November 1, 2012 was the effective date of the transfer of the “Information Technology” business segment of Telecom Italia to SSC, subsequently renamed TI Information Technology.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Revenues
4G Retail	79,032	21,798	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Sofora group -Telecom Argentina	5,138	4,974

Technical assistance activities provided by Telecom Italia for broadband development and studies on VAS implementation, supply of evolved platforms as well as international telecommunications and roaming services

Tim Participações group	9,823	16,000	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
TLC Commercial Services group	6,769	6,697	Telephone and data transmission services for company use, supply of products for sale to the public, lease of properties
H.R. Services	2,995	2,760	Human resources assistance and consulting services, user licenses for software products and HW equipment rental, lease of properties and facility management services and telephone services
LA 7 S.r.l.	1,322	-	Fixed and mobile telephone services, including temporary connections outside Italy and to the office data network
Matrix S.p.A.	15,042	23,983

Sale of advertising space to various content providers, Content Delivery Network infrastructure services, provision of data and equipment connectivity, provision of call center and information service 1254, telephone and web integration services

MTV Italia S.r.l.	791	940	Telephone services, Data center services, administrative outsourcing, lease of properties and facility management services
Olivetti S.p.A.	3,419	8,528	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties
Path.Net S.p.A.	39,574	35,535	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	27,384	24,488	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities
Telecom Italia Media Broadcasting	5,471	5,098	Sale of network infrastructures for carrying TV signals, data network and monitoring of TLC networks on the IT platform services, telephone services
Telecom Italia Media S.p.A.	3,930	4,563	Connectivity services, management and development of the digital terrestrial platform and telephone services, lease of properties
Telecom Italia S.Marino S.p.A.	1,937	1,514	Connection and telecommunications services, in particular for the sale of data (bitstream) services and dark fiber contract
Telecom Italia Sparkle S.p.A.	72,338	80,952

Telephone and data transmission services, inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use, property leases

Telecontact S.p.A.	5,663	4,519	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing
Telefonia Mobile Sammarinese S.p.A.	1,701	3,099	Interconnection services
Telenergia S.p.A.	1,182	1,403	Outsourcing for company business, administrative outsourcing
Other	1,187	3,407
Total revenues	284,698	250,258
Other income	15,548	13,497	Recovery of costs of personnel on secondment and costs of services, compensation for board positions, other income
Acquisition of goods and services
4G Retail	85,261	31,131

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

A.C.C. S.r.l.	23,312	-	Call center and back office services for customers, cloud computing for the Nuvola Italiana (Italian Cloud), support services for operational administration and archive management
Advalso S.p.A.	4,225	27,205

Supply and installation of technological products and equipment for the "Smart Town" Project, framework agreement for data processing services, dispatching support for electronic data flows concerning the out-of-court settlement of receivables due from customers, services for the management of the CONSIP agreement

Sofora group -Telecom Argentina	909	1,168	Roaming services
Tim Participações group	1,194	7,608	Roaming services
TLC Commercial Services group	13,691	11,448

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

H.R. Services	44,674	41,925

Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assessment services, skill evaluation services, welfare services, and ASSILT

LA 7 S.r.l.	846	-

Distribution and promotion of TV and video content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

IT Telecom S.r.l.	5,032	5,155	Certification Authority service for Telecom Italia
Matrix S.p.A.	20,824	45,055

Upgrading, development and technical and operational management of the Telecom Italia NOI.portal and the Telecom Italia Security website, advertising presence on the portals owned by Matrix, upgrading, maintenance and tracking services on the Omniture platform for Telecom Italia websites, supply and maintenance of targeted content provided to the portals and websites and of products targeted to Consumer customers of Telecom Italia, supply of Internet products and services for Telecom customers, expenses for professional services

MTV Italia S.r.l.	1,767	4,198	Acquisition of broadcasting rights for MTV programming and agreement to acquire communication, production and content provision activities
Olivetti Multiservices	3,858	3,566	Lease of properties
Olivetti S.p.A.	37,224	51,421

Supply of applications installation and assistance for documental management, supply of customized services as part of Telecom Italia offerings to its clientele, purchase of IT services sold to Telecom Italia clientele

Path.Net S.p.A.	2,750	2,927	Acquisition of call center services and customized platforms for the Public Administration
Telecom Italia Information Technology	74,567	70,468

Supply of IT services relating to the design and management of SAP solutions as well as the relative applications maintenance; development and maintenance of Telecom Italia sites, Test Factory, supply of Applications Development & Testing services and professional services under framework agreements, supply of customized services for clientele

Telecom Italia Media S.p.A.	1,627	14,256

Distribution and promotion of TV and video content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

Telecom Italia San Marino S.p.A.	1,910	3,372	Interconnection service of the Telecom Italia network to the Telecom Italia San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	353,146	386,005	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	60,762	65,401	Call center services
Telenergia S.p.A.	345,721	296,891	Power services
TI Germany	4,167	4,960	Management of telecommunications services of the Generali group for the German area
Other	2,108	19,691
Total acquisition of goods and services	1,089,575	1,093,851
Employee benefits expenses	142	54	Employee-related costs
Other operating expenses	631	21,025	2011 amount includes expenses for 20,500 thousands of euros in connection with early termination of the "Content Competence Center" with Telecom Italia Media S.p.A.
Gains (losses) on disposals of non-current assets	-	14,792	Contribution of owned trademarks and patents to Olivetti S.p.A
Income (expenses) from investments
Loquendo S.p.A.		2,001	Dividends
Path.Net S.p.A.	1,500	1,050	Dividends
Telecom Italia Deutschland Holding Gmbh	35,000	-	Dividends
Telecom Italia Sparkle S.p.A.	94,000	250,000	Dividends
Other	7	-
Total income (expenses) from investments	130,507	253,051

	2012	2011	Type of contract
(thousands of euros)

Finance income
Matrix S.p.A.	931	727	Interest income on financial receivables
Olivetti S.p.A.	980	1,476	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	576,643	346,144	Income from derivatives and financial commission income
Telecom Italia Finance S.A.	51,580	66,937	Income from derivatives and financial commission income
Telecom Italia Media S.p.A.	3,995	2,726	Income from non-current receivables, interest income on financial receivables, financial commission income
Other	2,000	1,579
Total finance income	636,129	419,589
Finance expenses
Telecom Italia Capital S.A.	1,050,142	1,793,575	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	357,434	486,527	Interest on financial payables and expenses on subscription of bonds issued by Telecom Italia, charges on derivatives, financial commissions payable
Telecom Italia Sparkle S.p.A.	2,037	1,520	Interest expenses on financial payables
Telenergia S.p.A.	1,209	924	Charges on derivatives
Other	682	1,496
Total finance expenses	1,411,504	2,284,042

STATEMENT OF FINANCIAL POSITION LINE ITEMS

	12/31/2012	12/31/2011	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets
TLC Commercial Services group	9,000	9,000	Variable rate loan
Telecom Italia Media S.p.A.	-	100,000	Loans received from EIB for the capital expenditures program aimed at extending the infrastructures of the Digital Terrestrial Network
Telecom Italia Capital S.A.	363,982	281,589	Derivatives
Telecom Italia Finance S.A.	232,751	289,178	Derivatives
Other	55	21
Total non-current financial assets	605,788	679,788
Securities other than investments (current assets)	-	-
Financial receivables and other current financial assets
Telecom Italia Media S.p.A.	100,009	-	Loans received from EIB for the capital expenditures program aimed at extending the infrastructures of the Digital Terrestrial Network, to be repaid by December 31, 2013
Other	29,665	129,169	Mainly referring to derivatives of a financial nature with Telecom Italia Capital and Telecom Italia Finance
Total financial receivables and other current financial assets	129,674	129,169
Cash and cash equivalents			Mainly referring to treasury current account transactions
Matrix	-	22,499
Olivetti S.p.A.	5	33,987
Path.Net S.p.A.	1	20,966
Telecom Italia Media S.p.A.	160,058	1
Telecom Italia Sparkle of North America	1,528	18
Telecontact S.p.A.	-	3,213
Telenergia S.p.A.	2	2
Other	4	18
Total Cash and cash equivalents	161,598	80,704
Non-current financial liabilities
Telecom Italia Capital S.A.	8,957,388	10,438,037	Payables for loans and derivatives of a financial nature
Telecom Italia Finance S.A.	2,486,197	1,699,982	Payables for loans and derivatives of a financial nature
Other	780	673
Total Non-current financial liabilities	11,444,365	12,138,692

Current financial liabilities
A.C.C. S.r.l.	4,897	-	Payables for current account transactions
EMSA Servizi	7,724	8,097	Payables for current account transactions
H.R. Services	8,543	8,539	Payables for current account transactions
IT Telecom S.r.l.	3,927	3,894	Payables for current account transactions and for loans
OFI Consulting	31,495	31,394	Payables for current account transactions
Olivetti Multiservices	19,176	17,119	Payables for current account transactions
Olivetti S.p.A.	25,969	458	Mainly referring to payables for current account transactions
Path.Net S.p.A.	23,359	-	Payables for current account transactions
Telecom Italia Information Technology	67,384	39,080	Payables for current account transactions
Telecom Italia Capital S.A.	1,787,219	236,302	Payables for loans
Telecom Italia Finance S.A.	1,272,753	2,657,738	Payables for loans
Telecom Italia Sparkle S.p.A.	202,413	251,734	Payables for current account transactions and for loans
Telecontact S.p.A.	5,402	-	Payables for current account transactions
Telenergia S.p.A.	27,691	7,607	Mainly referring to payables for current account transactions
Telsy	8,090	10,480	Payables for current account transactions
Other	1,945	63,581
Total Current financial liabilities	3,497,987	3,336,023

(thousands of euros)	12/31/2012	12/31/2011	Type of contract

Other statement of financial position line items
Miscellaneous receivables and other non-current assets	14,836	9,148	Mainly referring to prepaid expenses with Telecontact
Trade and miscellaneous receivables and other current assets
4G Retail	36,473	30,240	Supply of products for sale to the public, voice and data transmission services for company use, lease of properties
Sofora group -Telecom Argentina	3,075	3,653

Technical assistance activities provided by Telecom Italia for broadband development and studies on VAS implementation, supply of evolved platforms as well as international telecommunications and roaming services

Tim Participações group	4,881	12,342	Roaming and technical assistance services, assistance and license provision as part of network operations, information technology, marketing & sales
H.R. Services	4,070	5,344	Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, leases of properties and facility management services and telephone services
LA 7 S.r.l.	2,832	-	Fixed and mobile telephone services, including temporary connections outside Italy and to the office data network
Matrix S.p.A.	-	28,198	Advertising on the Rosso Alice portal and user licenses for the Alice brand, information service 1254 and data center and business continuity services, telephone services
MTV Italia S.r.l.	621	1,416	Telephone services, Data center services, administrative outsourcing, lease of properties, facility management services
Olivetti S.p.A.	7,151	8,895	Telephone services, MPLS and on fiber services for the national data network and international network maintenance, SAP and Data Center outsourcing services, lease of properties
Path.Net S.p.A.	45,279	4,319	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services, telephone services
Telecom Italia Information Technology	18,130	21,003	Telephone services, IT services to the Nuvola Italiana (Italian Cloud), desktop management and Microsoft licenses services, real estate management activities
Telecom Italia Media Broadcasting S.p.A.	8,751	4,460	Sale of network infrastructures for carrying TV signals, data network and monitoring of TLC networks on the IT platform services, telephone services
Telecom Italia Media S.p.A.	1,416	5,840	Connectivity services, management and development of the digital terrestrial platform and telephone services, lease of properties
Telecom Italia S.Marino S.p.A.	345	732	Connection and telecommunications services, in particular for the sale of data (bitstream) services and dark fiber contract
Telecom Italia Sparkle S.p.A.	43,906	45,386

Telephone and data transmission services, inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use, property leases

Telecontact S.p.A.	7,153	6,882	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing
Telefonia Mobile Sammarinese S.p.A.	500	766	Interconnection services
Telenergia S.p.A.	4,318	3,358	Outsourcing for company business, administrative outsourcing
Other	9,768	10,330
Total trade and miscellaneous receivables and other current assets	198,669	193,164
Miscellaneous payables and other non-current liabilities
LA 7 S.r.l.	9,254	-	Payables for tax consolidation
Olivetti I-Jet	2,959	3,032	Payables for tax consolidation
Olivetti S.p.A.	8,822	10,967	Payables for tax consolidation
Telecom Italia Information Technology	2,143	1,899	Payables for tax consolidation
Telecom Italia Media Broadcasting S.p.A.	9,403	11,610	Mainly deferred income
Telecom Italia Media S.p.A.	21,123	8,460	Payables for tax consolidation
Telecontact S.p.A.	4,979	1,424	Payables for tax consolidation
Other	993	4,375
Total miscellaneous payables and other non-current liabilities	59,676	41,767
Trade and miscellaneous payables and other current liabilities
4G Retail	15,414	15,977

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

A.C.C. S.r.l.	4,306	-	Call center and back office services for customers, cloud computing for the Nuvola Italiana (Italian Cloud), support services for operational administration and archive management
Advalso S.p.A.	3,621	12,140

Supply and installation of technological products and equipment for the "Smart Town" Project, framework agreement for data processing services, dispatching support for electronic data flows concerning the out-of-court settlement of receivables due from customers, services for the management of the CONSIP agreement

TLC Commercial Services group	725	953

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

H.R. Services	9,784	8,977

Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assessment services, skill evaluation services, welfare services and ASSILT

IT Telecom S.r.l.	5,099	5,220	Certification Authority service for Telecom Italia
LA 7 S.r.l.	10,033	-

Distribution and promotion of TV and video content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

Matrix S.p.A.	-	32,973

Evolution, development, technical, operational and editorial management of the Telecom Italia Single Portal, design, development, editorial and advanced maintenance of the Cubo Vision Web, distribution of specific Cubo Device and Connected TV services and products, management and maintenance of IPTV portal denominated Alice Home TV, advertising presence on portals owned by Matrix, supply of Internet products and services for Telecom clientele, expenses for professional services

MTV Italia S.r.l.	1,569	1,112	Acquisition of broadcasting rights for MTV programming and agreement to acquire communication, production and content provision activities
Olivetti S.p.A.	29,951	31,554

Supply of applications installation and assistance for documental management, supply of customized services as part of Telecom Italia offerings to its clientele, purchase of IT services sold to Telecom Italia clientele

Path.Net S.p.A.	2,946	8,535	Acquisition of call center services and customized platforms for the Public Administration
Telecom Italia Information Technology	213,061	148,650

Supply of IT services relating to the design and management of SAP solutions as well as the relative applications maintenance; development and maintenance of Telecom Italia sites, Test Factory, supply of Applications Development & Testing services and professional services under framework agreements, supply of customized services for clientele

Telecom Italia Media S.p.A.	669	20,796

Distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

Telecom Italia San Marino S.p.A.	594	1,046	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	201,123	195,266	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	19,706	25,138	Call center services
Telenergia S.p.A.	39,802	45,370	Power services
TI Germany	2,325	3,608	Management of telecommunications services of the Generali group for the German area
Other	2,167	15,127
Total trade and miscellaneous payables and other current liabilities	562,895	572,442

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS	2012	2011	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis
Loquendo S.p.A.	-	3,419	Software systems for implementation and development of telephone services
Matrix S.p.A.	91	6,233	Portal design and development
Olivetti S.p.A.	5,558	2,492	Purchase of IT products to be leased to Telecom Italia clientele
Telecom Italia Information Technology	348,273	288,002	Supply of IT services principally relating to SAP solutions
Other	1,102	1,364
Total purchase of intangible and tangible assets on an accrual basis	355,024	301,510
Dividends paid
Telecom Italia Finance S.A.	5,355	7,224	Dividends paid
Total dividends paid	5,355	7,224

Transaction with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Revenues
Nordcom S.p.A.	2,701	1,502	Telephone services, data network and outsourcing connections, ICT products and services
Teleleasing S.p.A. (in liquidation)	31,045	87,056	Sale of equipment
TM News	834	927	Property leases, telephone services
Other	634	629
Total revenues	35,214	90,114
Other income	353	367	Recovery of costs of personnel on secondment, recovery of costs of services, other income
Acquisition of goods and services
Movenda	3,441	1,250	Mainly supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	2,665	1,883	Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services
Teleleasing S.p.A. (in liquidation)	1,765	3,747	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News	2,566	1,967	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other	3	437
Total acquisition of goods and services	10,440	9,284
Other operating expenses	-	25	Sundry other expenses
Income (expenses) from investments
ASSCOM	260	220	Dividends
Total income (expenses) from investments	260	220

	2012	2011	Type of contract
(thousands of euros)

Finance income	21	4
Finance expenses
Teleleasing S.p.A. (in liquidation)	18,727	22,774	Mainly interest expenses on finance leases of equipment and finance leases
Other	-	16,981	Miscellaneous finance expenses
Total finance expenses	18,727	39,755

STATEMENT OF FINANCIAL POSITION LINE ITEMS

	12/31/2012	12/31/2011	Type of contract
(thousands of euros)

Net financial debt
Financial receivables and other current financial assets	1,519	182
Non-current financial liabilities
Teleleasing S.p.A. (in liquidation)	108,881	150,783	Finance lease payables of equipment and finance leases
Total non-current financial liabilities	108,881	150,783
Current financial liabilities
Teleleasing S.p.A. (in liquidation)	102,956	133,588	Mainly finance lease payables of equipment and finance leases
Total Current financial liabilities	102,956	133,588

(thousands of euros)	12/31/2012	12/31/2011	Type of contract

Other statement of financial position line items
Miscellaneous receivables and other non-current assets	-	-
Trade and miscellaneous receivables and other current assets
Nordcom S.p.A.	939	836	Telephone services, data network and outsourcing connections, ICT products and services
Teleleasing S.p.A. (in liquidation)	8,198	33,292	Sale of equipment
TM News	754	605	Property leases, telephone services
Other	684	772
Total trade and miscellaneous receivables and other current assets	10,575	35,505
Trade and miscellaneous payables and other current liabilities
Movenda	3,177	1,943	Mainly supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	1,934	1,283	Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services
Teleleasing S.p.A. (in liquidation)	2,224	5,161	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News	1,288	616	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other	384	954
Total trade and miscellaneous payables and other current liabilities	9,007	9,957

STATEMENT OF CASH FLOWS LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis
Consorzio Criai	-	1,049	Software systems for implementation and development of telephone services
Movenda	1362	1,455	Information services
Other	210	84
Total purchase of intangible and tangible assets on an accrual basis	1,572	2,588

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Revenues
Italtel group	1,568	2,106	Supply of rented equipment, telephone and connectivity services
Total revenues	1,568	2,106
Acquisition of goods and services
Italtel group	17,296	28,271	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers
Total acquisition of goods and services	17,296	28,271

STATEMENT OF FINANCIAL POSITION LINE ITEMS

	12/31/2012	12/31/2011	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets	-	-
Financial receivables and other current financial assets	-	-
Non-current financial liabilities	-	-
Current financial liabilities	-	-
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Italtel group	915	555	Supply of goods and services, telephone and connectivity services
Total trade and miscellaneous receivables and other current assets	915	555
Trade and miscellaneous payables and other current liabilities
Italtel group	13,143	22,927	Supply transactions connected with investment and operations activities
Total trade and miscellaneous payables and other current liabilities	13,143	22,927

STATEMENT OF CASH FLOWS LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis	88,249	104,798	Purchases of TLC equipment from Italtel group

Telecom Italia has also provided guarantees on behalf of subsidiaries, associates and joint ventures and companies controlled by associates and joint ventures for a total of 11,553,744 thousand euros (12,612,030 thousand euros at December 31, 2011).

In particular, the following is noted: 8,829,771 thousand euros on behalf of Telecom Italia Capital (9,003,787 thousand euros at December 31, 2011); 2,606,064 thousand euros on behalf of Telecom Italia Finance (3,394,199 thousand euros at December 31, 2011); 275 thousand euros on behalf of Telecom Italia Sparkle (265 thousand euros at December 31, 2011); 125 thousand euros on behalf of Telecom Italia Media (61,419 thousand euros at December 31, 2011); 4,613 thousand euros on behalf of Aree Urbane (same amount as at December 31, 2011); 4,000 thousand euros on behalf of OIivetti Multiservices (same amount as at December 31, 2011); 34,627 thousand euros on behalf of Telenergia (54,799 thousand euros at December 31, 2011); 51,696 thousand euros on behalf of the Latin American Nautilus group (57,183 thousand euros at December 31, 2011); and 8,566 thousand euros on behalf of Olivetti S.p.A. (14,935 thousand euros at December 31, 2011).

Furthermore, “weak” comfort letters have also been provided for a total of 378 thousand euros (385 thousand euros at December 31, 2011), on behalf of Telecom Italia Sparkle of North America, in respect of credit lines for commercial relationships (for the supply of goods and services).

Transactions with other related parties
(through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which governs the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Revenues
Generali group	69,591	73,560	Supply of telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa SanPaolo group	65,519	78,754	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	5,382	6,707	Marketing of data devices, MPLS national and international network, telephone services
Telefónica group	20,460	23,363	Roaming services, operations services on software and hardware platforms, IP connectivity services
Other	2,674	2,482
Total revenues	163,626	184,866
Other income	3,051	2	This refers mainly to damage compensation from the Generali group
Acquisition of goods and services
A1 International group	618	377	Television content rights
China Unicom group	455	301	Roaming services
Generali group	31,265	25,983	Insurance premium payments and property leases mainly through the company Generali Properties S.p.A.
Intesa SanPaolo group	17,573	16,472	Factoring fees, for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1,060	889	Credit recovery activities
Telefónica group	11,135	13,110	Roaming services
Other	382	336
Total acquisition of goods and services	62,488	57,468
Employee benefits expenses	3,751	3,845	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	15	270
Income (expenses) from investments	38	85	Dividends
Finance income
Intesa SanPaolo group	130,800	230,397	Mainly referring to income from derivatives
Mediobanca group	12,353	23,751	Mainly referring to income from derivatives

Other	1	-
Total finance income	143,154	254,148
Finance expenses
Intesa SanPaolo group	50,018	59,262	Expenses from derivatives, interest expenses, financial commissions payable, other expenses
Mediobanca group	18,359	6,787	Expenses from derivative contracts
Total finance expenses	68,377	66,049

STATEMENT OF FINANCIAL POSITION LINE ITEMS

	12/31/2012	12/31/2011	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets	254,050	257,993	Derivatives put into place with the Mediobanca group and Intesa SanPaolo group
Financial receivables and other current financial assets	9,614	27,360	Derivatives put into place with the Mediobanca group and Intesa SanPaolo group
Cash and cash equivalents
Intesa SanPaolo group	84,895	20,891	Bank accounts and deposits
Mediobanca group	72	72	Bank accounts and deposits
Total Cash and cash equivalents	84,967	20,963
Non-current financial liabilities
Intesa SanPaolo group	271,591	224,168	Mainly non-current financial payables relating to the Revolving Credit Facility and derivatives
Mediobanca group	87,132	98,568	Referring to non-current financial payables relating to the Revolving Credit Facility
Total non-current financial liabilities	358,723	322,736
Current financial liabilities
Intesa SanPaolo group	69,633	49,599	Mainly referring to short-term payables with banks and other financial payables, and derivatives
Mediobanca group	1,521	1,142	Derivatives
Total Current financial liabilities	71,154	50,741

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generali group	15,462	18,938	Supply of telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa SanPaolo group	103,763	97,167	Factoring services, telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	444	537	Marketing of data and VoIP devices, MPLS national and international network, telephone services
Telefónica group	5,503	4,822	Roaming services, operations services on software and hardware platforms, IP connectivity services
Other	1,941	2,716
Total trade and miscellaneous receivables and other current assets	127,113	124,180
Trade and miscellaneous payables and other current liabilities
Intesa SanPaolo group	175,875	85,623

Payable on the sale to Intesa SanPaolo group, by our suppliers, of trade receivables due from Telecom Italia. It also includes the payable deriving from fees for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards

Mediobanca group	1,405	1,142	Credit recovery activities
Telefónica group	8,629	7,442	Roaming services
Other	1,079	122
Total trade and miscellaneous payables and other current liabilities	186,988	94,329

STATEMENT OF CASH FLOWS LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis	1	35
Dividends paid
Telco	129,154	174,208	Dividends paid
Other minor companies	10,032	16,863	Dividends paid
Total dividends paid	139,186	191,071

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Revenues	-	4
Other income	9	-
Employee benefits expenses			Contributions to pension funds
Fontedir	10,646	10,607
Telemaco	58,024	65,386
Other Italian pension funds	-	1,117
Total Employee benefits expenses	68,670	77,110

STATEMENT OF FINANCIAL POSITION LINE ITEMS

	12/31/2012	12/31/2011	Type of contract
(thousands of euros)

Trade and miscellaneous receivables and other current assets	9	1
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3,555	3,581
Telemaco	18,080	21,965
Other Italian pension funds	-	272
Total trade and miscellaneous payables and other current liabilities	21,635	25,818

STATEMENT OF CASH FLOWS LINE ITEMS

	2012	2011	Type of contract
(thousands of euros)

Dividends paid
Other Italian pension funds	-	836	Dividends paid
Total dividends paid	-	836

Remuneration to key managers

In 2012, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. in respect of key managers amounts to 16,187 thousand euros (14,998 thousand euros at December 31, 2011) broken down as follows:

(thousands of euros)	2012	2011

Short-term remuneration	12,556	13,258
Long-term remuneration	1,335	831
Employment termination benefit incentives	1,500	-
Share-based payments (*)	796	909
	16,187	14,998

(*) These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans (PSG, TOP 2008 and LTI 2011/2012) of Telecom Italia S.p.A.

Short-term remuneration is disbursed during the year it pertains to, and, at the latest, within the six months following the end of that year. Long-term remuneration is paid when the related right becomes vested.

In 2012, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 579 thousand euros (344 thousand euros at December 31, 2011).

In 2012, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Andrea Mangoni	South America General Manager (1) Head of Administration, Finance and Control & International Development [2]
Simone Battiferri	Head of Top Clients & Public Sector [3] Head of Business (4)
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Stefano Ciurli (5)	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani (6)	Director Chairman of TIM Brasil
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso (7)	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumers
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini (8)	Business Support Officer

(1)

from August 1, 2012

(2)

to September 25, 2012

(3)

from February 23, 2012 to December 26, 2012

(4)

from December 27, 2012

(5)

to December 17, 2012

(6)

to May 4, 2012

(7)

from September 26, 2012

(8)

from December 18, 2012

Note 36
Equity compensation plans

The equity compensation plans in force at December 31, 2012 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

Moreover, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at December 31, 2012.

The plans in place at December 31, 2012 are summarized below. For more information on the plans in place at December 31, 2011, reference should be made to the separate financial statements of Telecom Italia S.p.A. at that date.

Description of stock option plans

•

Top 2008 Stock Option Plan of Telecom Italia S.p.A.

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

75% of the options granted (equal to 8,550,000 options) are not subordinate to performance targets and is still valid while the remaining 25% (equal to 2,850,000 options) were forfeited in 2010 because the performance target were not reached. During 2012, no options were exercised, and the situation remained unchanged compared to December 31, 2011.

Unexercised options expire at the end of the plan.

Description of other equity compensation plans

•

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of free ordinary shares.

The performance targets are measured using the Total Shareholder Return of Telecom Italia (TSR TI) and Free Cash Flow (FCF). In particular, the payment of 65% of the bonus will be linked to the relative TSR TI in the three years 2010-2012 whereas the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012.

The beneficiaries were identified in relation to the person’s organizational role and strategic potential and the bonus was determined as a percentage of the beneficiary’s fixed annual compensation.

At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, eventually to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, under art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2012, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum value of the investment at market price,

and the relative increase in capital in cash, corresponds to an amount of 4,118,175 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2011-2013 (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

–

to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros. The maximum number of shares which may be assigned free of charge is the same number of shares subscribed;

–

For Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;

–

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

At December 2012, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 16 Top Managers and 124 Managers. For these latter two categories, the maximum incentive at December 31, 2012 is equal to:

–

for Selected Management a total bonus of 9,211,350 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of 4,605,675 euros. The maximum number of shares which may be assigned free of charge is the same number of shares subscribed;

–

for Top Management, a total bonus of 6,197,250 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,098,625 euros.

•

Long Term Incentive Plan 2012 (LTI Plan 2012)

In keeping with the long-term incentive structure decided in 2011, the shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2012-2014, measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On June 28, 2012, the board of directors approved the start of the Plan. At the start of the Plan, it covered 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

–

for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros. The maximum number of shares which may be assigned free of charge is the same number of shares subscribed;

–

For Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros.

This situation was unchanged at December 31, 2012.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

•

the debt component, determined as follows:

–

the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;

–

the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value

Plans/Parameters	Exercise price (euro)	Current price / Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)

TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at six years
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89% at 5 years
LTI Plan 2011 equity component (Executive Management)	-	0.8044	n.a.	3 years	0.05	2.095% at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years
LTI Plan 2012 equity component (Top Management and Selected Management)	-	0.7745	n.a.	5 years	0.043	1.25% at 5 years

(1)

In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)

In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)

For the TOP 2008 Plan, the dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI Plan 2010 – 2015, LTI Plan 2011 and LTI Plan 2012, the dividends were estimated on the basis of the Bloomberg Agency’s data.]

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 Plan, the rate is a 5-year zero coupon (the curve is used as the best indicator of the risk-free rate).

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under Employee benefits expenses over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Plan (thousands of euros)	Plan grant date	Total fair value at grant date, of which component:		Total fair value at December 31, 2012 of which component
		Equity	Debt	Equity	Debt

TOP 2008 Plan	04/14/2008	2,593	-	2,008	-
LTI Plan 2010-2015	07/29/2010	1,046	2,376	984	2,233
LTI Plan 2011	07/07/2011	4,012	6,720	3,881	7,927
LTI Plan 2012	07/02/2012	3,421	6,430	3,421	6,430
Total		11,072	15,526	10,294	16,590

Plan (thousands of euros)	At December 31, 2012							Effect on separate income statement 2012 (*)
	Reserve for other equity instruments	Paid-in capital	Other reserves	Cumulative costs, including those of year	Total effect on equity (*)	Value of investments in subsidiaries	Payables (non-current and current)

TOP 2008 Plan	2,008	-	585	(2,593)	-	-	-	-
LTI Plan 2010-2015	561	-	-	(2,761)	(2,200)	33	2,233	(909)
LTI Plan 2011	1,804	-	-	(6,449)	(4,645)	156	4,801	(3,327)
LTI Plan 2012	652	-	-	(2,511)	(1,859)	119	1,978	(2,511)
Total	5,025	-	585	(14,314)	(8,704)	308	9,012	(6,747)

(*)

The effects on equity and on the separate income statement are gross of the tax effect.

Note 37
Significant non-recurring events and transactions

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(thousands of euros)		Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)

Amount – separate financial statements	(a)	17,728,804	(1,821,101)	34,878,184	(372,354)
Use of funds		−	−	−	−
Higher costs for Telecom Italia Sparkle		(48)	(48)	39	(39)
Fines		(434)	(434)	1,588	(1,588)
Sundry expenses		(20,661)	(20,661)	661	(661)
Charges for termination benefit incentives		−	−	85,258	(85,258)
Use of provision for mobility		4,674	4,674	−	−
Gains on disposal of non-current assets		24,736	24,736	−	−
Goodwill impairment loss		(4,016,000)	(4,016,000)	−	−
Loss on disposal of consorzio CRIAI		(2,189)	(2,189)	−	−
Loss on disposal of consorzio Tema Mobility		(101)	(101)	−	−
Net gain on disposal of Matrix		9,711	9,711	(57,939)	57,939
Interest expenses on disputes		(31,160)	(31,160)	14,326	(14,326)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)		302,504	302,504	−	−
Total impact	(b)	(3,728,968)	(3,728,968)	43,933	(43,933)
Figurative amount	(a-b)	21,457,772	1,907,867	34,834,251	(328,421)

 (*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate income statement line items is as follows:

(thousands of euros)	2012	2011

Acquisition of goods and services
Higher costs for Telecom Italia Sparkle	(70)	(888)
Other operating expenses
Fines	(434)	(1,618)
Sundry expenses	(20,661)	(1,061)
Employee benefits expenses
Expenses for mobility	−	(9,000)
Use of provision for mobility	6,447	−
Impact on Operating profit before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets (EBITDA)	(14,718)	(12,567)
Gains (losses) on disposals of non-current assets
Gain on disposals of non-current assets	36,376	14,792
Impairment reversals (losses) on non-current assets
Goodwill impairment loss	(4,016,000)	(5,376,000)
Impact on EBIT	(3,994,342)	(5,373,775)
Other income (expenses) from investments
Net gain on sale of mTLD Mobil Top Domain		156
Net gain on disposal of Loquendo		40,838
Loss on disposal of consorzio CRIAI	(2,189)	−
Loss on disposal of consorzio Tema Mobility	(101)
Net gain on disposal of Matrix	10,179
Finance expenses	(42,979)
Impact on profit (loss) before tax	(4,029,432)	(5,332,781)
IRES tax recovery for IRAP tax on cost of labor (Law Decree 16/2012)	302,504
Effect on income taxes on non-recurring items	(2,040)	(3,260)
Impact on profit (loss) for the year	(3,728,968)	(5,336,041)

Note 38
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2012 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 39
Other information

Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2012	12/31/2011

Research and development costs expensed during the year	39	53
Development costs capitalized	500	480
Total research and development costs (expensed and capitalized)	539	533

Moreover, in the separate income statement for 2012 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 687 million euros.

Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations (Sustainability Section).

Operating leases

Revenue related

Telecom Italia has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

(thousands of euros)	12/31/2012	12/31/2011

Within 1 year	103,777	3,941
From 2 to 5 years	158,899	-
Beyond 5 years	14,393	-
Total	277,069	3,941

The increase on 2011 can be substantially attributed to the finalization of new agreements during 2012.

Expense related

Telecom Italia has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

(thousands of euros)	12/31/2012	12/31/2011

Within 1 year	213,972	199,885
From 2 to 5 years	419,875	584,548
Beyond 5 years	121,814	150,900
Total	755,661	935,333

Summary schedule of fees due to the audit firm and other firms in its network

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2012 financial statements and the fees referring to the year 2012 for other audit and review services, for tax consulting services and for other services besides audit rendered to Telecom Italia by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2012 for such services are also included herein.

	Telecom Italia S.p.A.
(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network

Audit services:
audit of the separate financial statements	916,940	6,263	923,203
audit of the consolidated financial statements	155,438	-	155,438
review of Form 20-F and SOX Rule 404	880,846	-	880,846
limited review of the half-year condensed consolidated financial statements	159,991	-	159,991
other	494,000	84,646	578,646
Verification services with issue of certification:	130,000	1,198	131,198
Tax consulting services	-	-	-
Other services:
agreed procedures on regulatory accounting areas	55,000	-	55,000
accounting due diligence on companies for divestiture and acquisition	90,000	-	90,000
Total 2012 fees due for audit and other services to the PwC network	2,882,215	92,107	2,974,322
Out-of-pocket			226,808
Total			3,201,130

Note 40
Events subsequent to December 31, 2012

Waiver of Financial receivables following the sale of La7 S.r.l.

On March 4, 2013 the board of directors of Telecom Italia Media S.p.A., a company controlled by Telecom Italia S.p.A., resolved to give the mandate for the finalization of the agreement for the sale to Cairo Communication S.p.A. of the entire ownership interest held in La7 S.r.l., except for the 51% of MTV Italia S.r.l., part of the Media Business Unit. On March 6, 2013, Telecom Italia Media and Cairo Communication signed the agreement relating to the sale of 100% of La7 S.r.l..

Under the agreements reached, Telecom Italia Media S.p.A. will receive a sale consideration of 1 million euros. La7 S.r.l. will be recapitalized for a sufficient amount to ensure a positive net financial position, at the transfer date, of no less than 88 million euros. This recapitalization will also contribute to reaching the agreed level of equity of 138 million euros at the transfer date.

The finalization of the sale is subject to the authorizations required under the applicable regulations.

As a result of the transaction, Telecom Italia S.p.A. has waived financial receivables, due from Telecom Italia Media S.p.A., for a total amount of 100 million euros.

Note 41
List of investments in subsidiaries, associates and joint ventures

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)

Investments in subsidiaries
EMSA SERVIZI (in liquidation)	Rome		5,000	5,873	(226)	100.00%	5,873		5,000	(873)
HR SERVICES	L'Aquila		500	2,776	1,018	100.00%	2,776		521	(2,255)
IT TELECOM	Pomezia (RM)		7,000	9,184	298	100.00%	9,184		8,476	(708)
OFI CONSULTING	Ivrea (TO)		95	46,355	127	100.00%	46,355		35,109	(11,246)
OLIVETTI GESTIONI IVREA	Ivrea (TO)		100	340	(15)	100.00%	340	(5)	375	35
OLIVETTI MULTISERVICES	Milan		20,337	76,184	4,887	100.00%	76,184		40,406	(35,778)
OLIVETTI	Ivrea (TO)		63,000	17,309	(48,039)	100.00%	13,476	(6)	13,476	-
PATH.NET (7)	Rome		7,724	15,497	3,251	100.00%	12,497		7,777	(4,720)
TELECOM ITALIA INFORMATION TECHNOLOGY (former SHARED SERVICE CENTER)	Rome		3,400	30,846	5,323	100.00%	30,846		23,091	(7,755)
SOFORA TELECOMUNICACIONES	Buenos Aires (Argentina)	Pesos Arg. (,000)	439,702	438,918	2,130
		Euro	67,788	67,667	328	32.50%	216,329	(6)	1	(216,328)
TECNO SERVIZI MOBILI (in liquidation)	Rome		26	1,575	(6)	100.00%	1,575		53	(1,522)
TIAUDIT AND COMPLIANCE LATAM	Rio de Janeiro (Brazil)	R $ (,000)	1,500	2,525	128
		Euro	556	937	47	70.00%	655		313	(342)
TELECOM ITALIA CAPITAL	Luxembourg		2,336	(27,197)	32,470	100.00%	(27,197)		2,388	29,585
TELECOM ITALIA DEUTSCHLAND HOLDING	Frankfurt (Germany)		25	11,335	515	100.00%	11,335		10,820	(515)
TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	7,030,249	153,008	100.00%	7,030,249		6,835,705	(194,544)
TELECOM ITALIA LATAM PARTIC. E GESTAO ADMIN	Sao Paulo (Brazil)	R $ (,000)	118,926	(40,914)	(1,026)
		Euro	44,109	(15,175)	(381)	100.00%	(15,175)	(5)	-	15,175
TELECOM ITALIA MEDIA	Rome		212,188	56,204	(178,110)	75.17%	(27,792)	(6)	167,465	195,257
TELECOM ITALIA SAN MARINO	San Marino		1,808	3,783	355	0.0001%	-		-	-
TELECONTACT CENTER	Naples		3,000	16,504	(1,635)	100.00%	16,504		16,504	-
TELENERGIA	Rome		50	17,232	2,850	100.00%	17,232		50	(17,182)
TELSY	Turin		390	14,421	460	100.00%	14,421	(5)	14,517	96
TIERRA ARGENTEA	Buenos Aires (Argentina)	Pesos Arg. (,000)	318,213	229,891	(70,181)
		Euro	49,058	35,442	(10,820)	13.04%	4,620		4,620	-
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,687,381	20,646	100.00%	1,687,381		1,448,390	(238,991)
TELECOM ITALIA SPARKLE	Rome		200,000	480,366	98,983	100.00%	477,115	(6)	586,424	109,309
TLC COMMERCIAL SERVICES	Rome		500	14,812	(66)	100.00%	19,791	(6)	15,100	(4,691)
								(*)	9,236,581	(387,993)

(thousands of euros)	Head office	Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)	Carrying amount (B) (4)	Difference (B-A)

Investments in associates and joint ventures
AREE URBANE (in liquidation)	Milan	100	(40,470)	(18,082)	31.65%	(12,809)	-	12,809
ASSCOM INSURANCE BROKERS	Milan	100	2,091	1,375	20.00%	418	20	(398)
IM.SER	Milan	21	234	5	40.00%	94	40	(54)
NORDCOM	Milan	5,000	7,913	412	42.00%	3,323	2,143	(1,180)
TELELEASING (in liquidation)	Milan	9,500	98,994	6,674	20.00%	19,799	829	(18,970)
TIGLIO I	Milan	5,256	38,306	(10,376)	45.70%	17,505	14,750	(2,755)
TIGLIO II	Milan	10	1,092	(48)	49.47%	541	532	(9)
TRENTINO NGN	Trento	95	91	(5)	41.07%	37	39,448	39,411
Consorzio EO (in liquidation)	Rome	14	13	(1)	50.00%	7	-	(7)
Consorzio TEMA.MOBILITY (in liquidation) (8)	Turin	850	644	(206)	50.00%	322	-	(322)
							57,762	28,525

(*)

The amount does not include 86 thousand euros representing the discount and the fair value of the bonus shares, on Telecom Italia ordinary shares subscribed by the employees of the companies controlled indirectly by the Telecom Italia Group under the "Broad-based Employee Share Ownership Plan” 2010-2014 (PAD).

(1)

Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.

(2)

Includes profit (loss)

(3)

Net of dividends to be paid

(4)

Includes payments made to the investment account

5)

Covered by the provision for losses of subsidiaries and associates

(6)

Figures taken from the consolidated financial statements

(7)

Share capital is net of receivables from shareholders for payments still due

(8)

Figures taken from the final liquidation accounts at December 21, 2012, the Consorzio was removed from the Business Register on January 14, 2013

Certification of the Separate Financial Statements Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director and Piergiorgio Peluso, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2012 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the separate financial statements at December 31, 2012:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Legislative Decree 38 of February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;

3.2.

the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to major risks and uncertainties.

March 7, 2013

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Managing Director /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Piergiorgio Peluso

## AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the Shareholders of
Telecom Italia SpA

1. We have audited the separate financial statements of Telecom Italia SpA as of 31 December 2012 which comprise the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these separate financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the separate financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the separate financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated 12 April 2012.

3. In our opinion, the separate financial statements of Telecom Italia SpA as of 31 December 2012 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia SpA for the year then ended.

***PricewaterhouseCoopers SpA***

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Catania** 95129 Corso Italia 302 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10122 Corso Palestro 10 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37135 Via Francia 21/C Tel.0458263001

www.pwc.com/it

4. The directors of Telecom Italia SpA are responsible for the preparation of the report on operations and the report on corporate governance and ownership structure published on the corporate website of Telecom Italia SpA, section Corporate, menu Governance, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information referred to in paragraph 1, letters c), d), f), l), m), and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure, with the financial statements, as required by law. For this purpose, we have performed the procedures required under Italian Auditing Standard 1 issued by the Italian Accounting Profession (Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili) and recommended by Consob. In our opinion, the report on operations and the information referred to in paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), of article 123-bis of Legislative Decree No. 58/98 presented in the report on corporate governance and ownership structure are consistent with the separate financial statements of Telecom Italia SpA as of 31 December 2012.

Milan, 25 March 2013

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

*This report is an English translation of the original audit report, which was issued in Italian. This report has been prepared solely for the convenience of international readers.*

Other information

Report of the Board of Statutory Auditors to the shareholders’ meeting of Telecom Italia S.p.A. pursuant to thr article 153 of legislative decree 58/1998

Dear Shareholders,

This report is made up of two separate sections: the First Section explains the activities performed by the Board of Statutory Auditors during the course of the 2012 financial year and up to today's date, as required by Consob Notice no. DEM/1025564 of April 6, 2001 and subsequent amendments and additions; the Second Section provides an update on the principal developments, relevant to activities performed by the Board of Statutory Auditors during 2012 in the issues arising from the internal review known as Greenfield Project.

First Section

During the 2012 financial year the Board of Statutory Auditors performed the supervisory activities required by the applicable legislation, taking account of the principles of conduct recommended by CNDCEC (the Italian board of chartered accountants and accounting consultants) and the Consob notices on company controls and the activities of the Board of Statutory Auditors.

The Control Body has acquired the information necessary for the performance of the tasks of general supervision assigned to it by attending the meetings of the Board of Directors and board Committees (i.e. the Executive Committee, the Control and Risk Committee – previously the Committee for Internal Control and Corporate Governance, the Nominations and Remuneration Committee), meetings with Executive Directors and by interviewing Company management, as well as by special analyses conducted directly or in joint meetings with the Control and Risk Committee.

1.

On the basis of the information received and as a result of the analyses conducted by the Board of Statutory Auditors, it has become clear that the transactions carried out by the Company which have major impact on revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

•

Merger of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia: the merger by incorporation of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia came into effect on January 1, 2012. This operation, which is in accordance with the policy of reviewing the control governance structures of the Telecom Italia Group, concentrating activities and expertise in the matter of internal controls in the Parent company, carried out based on a merger plan drawn up taking account of the reference financial position as at June 30, 2011. At the date the merger became effective, Telecom Italia held 100% of the entire share capital of TI Audit, having purchased the nominal 500,000.00 euro share held by Telecom Italia Media S.p.A. by notarised deed on December 20, 2011.

•

Transfer of the “Information Technology” branch of business of Telecom Italia to SSC, subsequently renamed TI Information Technology: the transfer of the “Information Technology” branch of business of Telecom Italia to SSC S.r.l., which changed its name to TI Information Technology, became effective on November 1, 2012. The transfer took place on the basis of the financial position at June 30, 2012 of the branch of business, subject to a sworn valuation report by the appointed consultant. The operation involved the transfer – with the related specialized software, hardware, equipment, and contracts with suppliers of professional services – of the Information Technology branch of business, composed of the Information Technology (IT governance and security, planning, IT system design services) and Human

Resources and Organisation Information Technology Functions. After the operation – which involved the transfer of 1,177 members of staff to the transferee company – Telecom Italia Information Technology will supply to Telecom Italia the services previously provided by the branch of business, based on specific contracts.

•

Assignment of Matrix S.p.A.: the company was sold to Libero, a Weather Investment II S.à.r.l. company, on October 31, 2012,  and is consequently no longer included within the consolidation perimeter.

•

Assignment of La7 S.r.l.: on March 4, 2013, the Board of Directors of Telecom Italia Media S.p.A., a company controlled by Telecom Italia S.p.A. resolved to delegate powers for the finalisation of the agreement to assign its entire shareholding in La7 S.r.l. to Cairo Communication S.p.A., excluding the 51% holding in MTV Italia S.r.l. The related agreement was signed on March 6, 2013. Completion of the operation is subject to the authorisations prescribed in the applicable regulations.

In 2012 the following notes were issued:

•

on June 15, 2012 Telecom Italia S.p.A. issued a note for the amount of 750 million euros, with coupon rate 4.625% and maturity on June 15, 2015, and a note for the amount of 750 million euros, with coupon rate 6.125% and maturity on December 14, 2018;

•

on September 20, 2012 Telecom Italia issued a note for the amount of one billion euros, with coupon rate 4.500% and maturity on September 20, 2017;

•

on December 21, 2012 Telecom Italia issued a note for the amount of one billion euros, with coupon rate 4.000% and maturity on January 21, 2020.

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate balance sheet of Telecom Italia S.p.A., as well as in the report on operations for the year 2012.

The Board of Statutory Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, in potential conflict of interest, or contrary to the resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the corporate assets.

2.

During the course of 2012 the Board of Statutory Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

The information relating to the principal infragroup transactions and with other related parties executed in the financial year 2012, and the description of their characteristics and economic effects is contained in the notes to the separate financial statements of Telecom Italia S.p.A. and to the consolidated financial statements of the Telecom Italia Group.

The Board of Statutory Auditors would emphasise that the procedure for undertaking transactions with related parties, drawn up in compliance with Consob Regulation no. 17221 of March 12, 2010 and adopted in November 2010, was updated in June 2012, introducing some clarifying amendments based on the experience accrued, without, however, changing the authorisation system and investigative responsibilities in force. For a thorough illustration of the company procedure, see the Telecom Italia S.p.A. Report on corporate governance and share ownership for the 2012 financial year.

The Board of Statutory Auditors has overseen the conformity of the procedure adopted by the Company with the principles indicated by Consob, as well their observance.

3.

Taking account of the size and structure of the Company and of the Telecom Italia Group, given that there were no atypical and/or unusual transactions, the Board of Statutory Auditors believes that the report on the Company’s transactions with related and infragroup parties, given in the notes to the separate financial statements of Telecom Italia S.p.A. and in the notes to the consolidated financial statements of the Telecom Italia Group, should be considered adequate.

4.

On March 25, 2013, Independent Auditor PricewaterhouseCoopers issued the reports pursuant to Article 14 of Legislative Decree no. 39 of January 27, 2010, in which it states that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the

Telecom Italia Group at December 31, 2012 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss results, and the cash flows of the Company and the Group.

Furthermore, the Independent Auditor also considers that the report on operations and the information in subsection 1, letters c), d), f), l) and m) and subsection 2, letter b) of Article 123-bis of Legislative Decree no. 58 of 1998 (the Consolidated Finance Law, also referred to as “CFL”), presented in the report on corporate governance and share ownership, are consistent with the Company’s separate financial statements and the consolidated financial statements for the Group at December 31, 2012.

5.

In the period from March 30, 2012 to March 7, 2013, three complaints under Article 2408 of the Italian Civil Code were made to the Board of Statutory Auditors. The in-depth analyses carried out by the Board of Statutory Auditors and its assessments, are illustrated briefly below.

During the Shareholders’ Meeting on May 15, 2012, a shareholder submitted a complaint, pursuant to article 2408 of the Italian Civil Code, that the responses given to the questions formulated in this meeting of the Shareholders, and in the three preceding meetings, had been insufficiently exhaustive. The shareholder also complained about the non-dissemination of the Deloitte report on the internal review known as the Greenfield Project.

After appropriate in-depth analyses, the Board of Statutory Auditors found no omissions or irregularities to report to the Meeting of the Shareholders of the Company.

On June 7, 2012 a shareholder submitted a complaint, describing as misconduct, the request to supply his IBAN code to Telecom Italia to permit the Company to credit the amount of the invoices issued payable to him into his bank account. The Board of Statutory Auditors, invited to “take action to ascertain said situation” by the shareholder, made provision for the appropriate in-depth analyses from which it emerged that there was no irregularity to report to the Meeting of the shareholders of the Company. In this context, the Board of Statutory Auditors also ascertained that the processing of customer IBAN codes by the Company complied with the privacy regulations.

On October 3, 2012, a shareholder, also a lawyer who had previously undertaken assignments on behalf of the Company, who had become a counterparty in disputes with the Company, submitted a complaint concerning some practices which he described, in detail, as “violation of the criteria of good management and the principles of correct administration and good organisation” specified in legislative decree no. 231/200`, due to an “unreasonable dilatory, if not obstructionist, policy adopted to date by Telecom regarding payments”.

The outcome of the investigations ordered by the Board of Statutory Auditors into the competent company functions was that there were no irregularities to report to the Meeting of the shareholders of the Company.

6.

Telecom Italia is registered with the US Securities and Exchange Commission as a foreign issuer and listed on the New York Stock Exchange, and is thus also subject to United States legislation. To this end it is confirmed that the Board of Statutory Auditors carries out the tasks required of an “Audit Committee” by the above mentioned US legislation.

In particular, in implementation of the obligations that derive from its role as Audit Committee of the Company, the Board of Statutory Auditors adopted in due course a specific procedure for handling reports received by the control body. These reports may consist of:

•

“complaints” from shareholders concerning what is considered to be improper behaviour;

•

“complaints” or notifications, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the Control Body;

•

“complaints”, from anyone, concerning “accounting, internal accounting controls or auditing matters”;

•

“concerns”, which may be submitted anonymously, from employees of the Company or the Group, concerning “questionable accounting or auditing matters”.

There are instructions on the Governance section of the Company’s website (Governance System – Procedures), for sending such reports - in paper or electronic format - to the Board of Statutory Auditors/Audit Committee of the Company.

Between March 30, 2012 and March 7, 2013 the Board of Statutory Auditors received fifteen “reports” (or groups of reports, treated as units in the case of several communications from a single individual, even if at separate times), which complained, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature.

The Board of Statutory Auditors investigated these complaints appropriately, with the support of the Group Compliance Officer and the competent Company departments, but no irregularities to be reported to the Shareholders’ Meeting have emerged.

7.

During the 2012 financial year Telecom Italia S.p.A. appointed PricewaterhouseCoopers S.p.A. to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in euros)
Agreed supplementary procedures for “financial due diligence” connected with the sale of a shareholding	60,000.00
Activities connected with updating the 20,000,000,000 Euro Medium Term Note Programme	40,000.00
Execution of agreed audit procedures on data used to draw up the profit and loss account and balance sheet of the so-called “Telecom Italia S.p.A. single perimeter” for “fixed network services” and “mobile network services”	55,000.00
Agreed procedures connected with the issue of the comfort letter in relation to the issue of notes that are part of the 20,000,000,000 Euro Medium Term Note Programme	90,000.00
Accounts auditing of the summary of costs for the staff engaged in research and development for Telecom Italia S.p.A. for the financial year 2011 allowed as deductible for the purposes of IRAP [Regional Tax], in accordance with Article 11, subsection 1, letter A) no. 5) of Legislative Decree no. 446/97 and subsequent amendments	20,000.00
Accounting advice and consultation activities carried out in financial year 2012	170,000.00
Total	435,000.00

8.

In the course of the 2012 financial year, Telecom Italia S.p.A. conferred, also through its Branch Office in Argentina, a number of tasks on parties connected by continuing relationships with PricewaterhouseCoopers S.p.A. and/or on companies belonging to the latter’s international network (i.e. Price Waterhouse & Co. Asesores de Empresas S.R.L.) for which the fees, excluding VAT, are summarised below:

Price Waterhouse & Co. Asesores de Empresas S.R.L. (ARGENTINA)	(in euro)s
Auditing the financial statements as at December 31, 2012 of “Sucursal Argentina” (Argentina Branch Office). Equivalent of 36,600 Argentinian Pesos (ARS) at the average exchange rate for financial year 2012: 1 euro = 5.84408 ARS	6,263.00
Declaration in documentation and accounts records of funds provided by Telecom Italia S.p.A. in favour of “Sucursal Argentina” (Argentina Branch Office), as required by the local authorities. Equivalent of 7,000 Argentinian Pesos (ARS) at the average exchange rate for financial year 2012: 1 euro = 5.84408 ARS	1,198.00
Total	7.461,00

─ ● ─

It should be noted that the Shareholders' meeting held on April 29, 2010, on the basis of the proposal put forward by the Board of Statutory Auditors, conferred the office of External Auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 -2018.

The external auditor appointed by the Parent company Shareholders’ Meeting is the main external auditor for the entire Telecom Italia Group. To protect the independence of the appointed auditor, the Company has adopted special Guidelines for the appointment of the independent auditor to undertake assignments. These establish the principle under which the appointment of further assignments (when allowed by the reference regulations) is limited to the services and activities closely related to the audit of the financial statements. Conferment of a single further appointment is subject to the prior approval of the Board of Statutory Auditors of the Parent company; for some types of appointment (“preapproved appointments”), approval is given in advance. In any event, the Board of Statutory Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of external auditors, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Statutory Auditors, even for pre-approved appointments, when certain qualitative conditions occur or when specific quantitative thresholds are exceeded.

The Board of Statutory Auditors would also make clear that, with an adequate flow of information, it will adopt the corresponding determinations made by the audit committees of the SEC registered subsidiary companies (i.e. TIM Participações S.A., Nortel Inversora S.A. and Telecom Argentina S.A.) provided they are taken based on rules that comply with the applicable law -  including U.S. law - and the Group Guidelines on this subject.

The Board of Statutory Auditors has taken note of the request made by PricewaterhouseCoopers S.p.A. to supplement their fee on a final account basis for auditing the 2012 separate financial statements of Telecom Italia S.p.A. relating to additional auditing procedures carried out following the implementation of the new Telecom Italia S.p.A. administrative-accounting system called SAP P1E.

9.

The Board of Statutory Auditors issued a favourable opinion on the confirmation of Mr. Piergiorgio Peluso as the manager responsible for preparing the corporate accounting documents, pursuant to article 154-bis, subsection 1 of Legislative Decree no. 58/1998.

Pursuant to article 2389, subsection 3 of the Italian Civil Code, the Board of Statutory Auditors issued its favourable opinion on the scorecards regarding the short-term incentive targets for the Chairman and Chief Operating Officer.

It also expressed its favourable opinion of the amendments made to the Code of Ethics and Conduct of Telecom Italia Group, pursuant to the provisions of said Code.

Finally, in January 2013, the Board of Statutory Auditors formulated a favourable opinion of the appointment of Mr. Valerio Cavallo as Group Compliance Officer reporting directly to the Board of Directors of the Company.

10.

Over the course of financial year 2012, the Company’s Board of Directors and Executive Committee held twelve and two meetings, respectively, at which the Board of Statutory Auditors was always present.

The Control and Risk Committee met twenty times (of which ten jointly with the Board of Statutory Auditors, due to the topics dealt with). The nomination and remuneration committee met ten times.

During 2012, there were thirty-nine meetings of the Board of Statutory Auditors (including the ten meetings held jointly with the Control and Risk Committee).

It should also be noted that the Board of Statutory Auditors attended all meetings of the of the Control and Risk Committee and of the Nomination and Remuneration Committee, by the attendance of its Chairman or another Statutory Auditor designated by the Chairman.

The Board of Statutory Auditors took part in the Shareholders’ Meetings, held on May 15, 2012 and October 18, 2012, respectively.

11.

In accordance with its obligations, the Board of Statutory Auditors obtained information and supervised compliance with the principles of correct administration, by constant attendance at the meetings of the Board of Directors, via interviews, direct observation, investigations, the receipt of information from the management of the Company, and meetings with the Head of the internal  audit function, the manager responsible for preparing the corporate accounting documents, the Head of the IT & Security Compliance function and the Company Group Compliance Officer.

The Board of Statutory Auditors – occasionally through its Chairman – met the Chief Executive Officer, the Chief Operating Officer and external auditor PriceWaterhouseCoopers S.p.A for the reciprocal exchange of relevant information and data pursuant to article 150, subsection three of the CFL, and attended the meetings of the Committees.

The Board of Statutory Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, that the management decisions made by the Directors be substantially legitimate and in the interests of the Company, and checked that the Board resolutions were adequately supported by information, analysis, audit and discussion – also involving consultation with the board committees and external professionals, when necessary.

12.

Pursuant to the Corporate Governance Principles of Telecom Italia, the role of providing strategic supervision and direction for the Company pursuing the primary objective of creating value for the shareholders, with a medium-long term perspective, also taking the legitimate interests of the remaining stakeholders into account, is reserved to the Board of Directors.

For the execution of its resolutions and the management of the company, the Board of Directors may, in accordance with the legal limits, delegate the appropriate powers to one or more Directors who report to the Board of Directors and Board of Statutory Auditors on the activities carried out, the general  trend of operations and on the transactions of greatest economic and financial  significance concluded by the Company or its subsidiaries.

On April 13, 2011, following the renewal approved by the Shareholders' Meeting on April 12, 2011, the Board of Directors appointed Franco Bernabè Chairman of the Board and Chief Executive Officer, Aldo Minucci Vice Chairman and Marco Patuano Chief Operating Officer.

In addition to the power to legally represent the Company, as laid down in the Bylaws and all the powers necessary for performing actions pertinent to the activity of the company in its various manifestations, to be exercised with a single signature, the following powers were conferred on the Chairman and CEO:

•

overall governance of the Group, including coordinating the activities of the Chief Operating Officer, and defining the Company's strategic guidelines;

•

responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors;

In addition to the power to legally represent the Company and to exercise, with a single signature, all powers required to perform actions pertinent to the activity of the company in its various manifestations, the Chief Operating Officer was made responsible for the overall governance of operations in Italy.

The powers conferred on the Vice Chairman were as follows: representing the Company, as laid down in the Bylaws, in the event that the Chairman is absent or unable to act, and – initially - a proxy relating to the functioning of the internal control system, this to be taken to mean representing the Board of Directors as a whole, by means of this proxy, in relation to the internal control functions. In the Board meeting on August 1, 2012, the Vice Chairman renounced this proxy; the Board therefore resolved to maintain unchanged the organisational and governance choices regarding internal audit and the structures in charge of “high” and "transverse" compliance, confirming, in relation to the Head of Internal Audit, and laying down, in relation to the Group Compliance Officer and the Head of IT & Security Compliance, that they report directly to the full Board and therefore, to ensure that this reporting be effective, to attribute the role of link between the Board of Directors and said control structures to a non-executive Director. This role was assigned to Directror Gabriele Galeteri di Genola in the meeting of the Board of Directors on November 8, 2012.

Within the company there is a system of management committees, focused on the governance and operational integration of the activities of the Group. The Board of Statutory Auditors would point out that the Group Committees System is an important element of the organisational structure, and, in particular, fulfils the aim of (i) monitoring the implementation of strategies and the development of plans; (ii) monitoring the overall operations of the Group and specific businesses; (iii) strengthening the operational synergies needed between the functions involved in the different innovation, technological, business and support processes.

The Board of Statutory Auditors has supervised the adequacy of the organisational structure of the Company with respect to the strategic objectives of the Company, by collecting information from the appropriate structures, interviews with the heads of the various company functions, and meetings with those responsible for internal and external audit.

The Board of Statutory Auditors monitored closely the principal organisational developments that occurred during 2012 in addition to those described above, namely

•

establishment of the General Administration for South America, whose aim is to ensure strategic and operational coordination and business development in the South American continent;

•

bringing within the new Business function the commercial oversight of the small, medium and large private companies in industry, the services and the banking sector, and also in the public and health sectors, thus merging the two previous functions Top Clients and Public Sector and Business;

•

establishment of the Business Support Officer function, into which the Supply Chain & Real Estate, Quality and Compliance departments were merged;

•

the creation of the Caring Services Division, intended to improve the focus of activities by supervising the competitive positioning of the company, also in terms of the quality/cost ratio of the services managed.

Following the organisational changes mentioned above, the meeting of the Board of Directors of January 17, 2013 approved the redefinition of the scope of the strategic executives - not only for the Executive Directors (Chairman and Chief Operating Officer) - but also for the pro tempore holders of the following organizational positions:

•

General Administration for South America;

•

Administration  Finance & Control;

•

Human Resources and Organization;

•

Legal Affairs;

•

National Wholesale Services;

•

Public & Regulatory Affairs;

•

Business Support Officer;

•

Technology;

•

Consumer;

•

Business;

•

Tim Brasil;

•

Telecom Argentina.

Given the objectives, the complexity of the organisational structure of the Company and the Group, and having noted the decision to focus resources in the main business and geographic areas, taking into account that in a complex enterprise the organisational systems are subject to a substantially permanent evolution process, the Board of Statutory Auditors considers the organisational structure of the Company and the Group to be adequate.

13.

The internal control and risk management system consists of the set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the principal risks, allows the sound, fair and consistent operation of the company in line with the pre-established objectives.

It is organized and operates according to the principles and criteria of the Borsa Italiana Code, to which the Company adheres, and involves several components that act in a coordinated way according to their respective responsibilities – the responsibility of the Board of Directors to direct and provide strategic supervision, the responsibility of the Executive Directors and management to control and manage, the responsibility of the control and risk Committee and the Head of the Audit Department to monitor and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

Pursuant to the Corporate Governance Principles that the Company has adopted, in exercising its responsibility on the internal control and risk management system, the Board of Directors also refers to the Head of the Audit Department, a manager with an adequate level of independence and means suitable to perform this duty. The Head of the Audit Department is responsible for supporting the management and control boards in assessing the adequacy, operation and effectiveness of the control and risk management system and for proposing  corrective measures in case of anomalies and/or deficiencies.

The Head of the Audit Department reports on his work to the Director delegated for this purpose, the Control and Risk Committee and, through the latter, to the Board of Directors, as well as to the Board of Statutory Auditors. The oversight role of the head of the Audit Department is directed, in particular, towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control and risk management system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the qualitative/quantitative risk factors present and the probability of their affecting the achievement of those objectives. This oversight is assured through:

•

the direct execution of assurance services (audits and complementary activities – so-called 3rd level controls – aimed at assessing the governance, control and risk management processes) and consultancy services;

•

checking the implementation of improvement plans by continuous monitoring and specific follow-up work in cases that are complex and significant to the topics originally analysed.

The Board of Statutory Auditors has noted the overall assessment of the internal control system expressed by the Head of the Audit Department that, with reference to the specific operational contexts analysed and considering the system weaknesses of various intensity identified by the audits on the one hand, and the  implementation of the defined improvement actions on the other, considered the current internal control system, as a whole, capable of reducing risk profiles to a level that is physiologically acceptable for the correct functioning of the processes.

The Board of Statutory Auditors closely supervised the internal control and risk management system adopted by the Company, evaluating its adequacy. In particular, it has constantly monitored the activities carried out by the principal components of the control system, taking note of the implementation of the improvement actions identified and, in some cases, prompting further specific interventions to strengthen the controls.

In this context, the Board of Statutory Auditors has held periodic meetings with the Head of the Audit Department, the Group Compliance Officer, the Head of the IT & Security Compliance Function, the manager responsible for preparing the corporate accounting documents, the Head of Enterprise Risk Management, the management and the external auditor. It also had contact and exchanged information with the corresponding control bodies of the major Italian subsidiary companies.

The Board of Statutory Auditors promoted some initiatives undertaken towards the Comité de Auditoria of Telecom Argentina S.A. (a Board subcommittee that is legally responsible for supervising the internal control system) that enabled a relationship to be established for collaboration ad coordination on the functioning of the internal control system of the Argentinian subsidiary.

The Board of Statutory Auditors of the Parent Company took note of the assessment of overall adequacy of the internal control system of Telecom Argentina and of Tim Participações expressed by the Comité de Auditoria of the Argentinian subsidiary and the Conselho Fiscal of the Brazilian subsidiary, respectively. The Board of Statutory Auditors also noted the positive opinion formulated by these control bodies on the functioning of internal audit in both South American subsidiaries, and on the independence of the internal audit work carried out.

The internal control and risk management system also incorporates the so-called "Organizational Model 231", i.e. a model of organization and management adopted pursuant to Legislative Decree No. 231/2001, aimed at preventing offences that can result in liability for the Company.

In its meeting on March 29, 2012, the Board of Directors of Telecom Italia, availing itself of the opportunities introduced by the legislation (the Stability Law, law no. 183 of November 12, 2011), and having noted the positive results of the investigation undertaken by the control Body, approved (for application on principle to the whole Group) the devolution of the Supervisory Board functions pursuant to legislative decree no. 231/2001 to the Board of Statutory Auditors, with the consequent obsolescence of the Supervisory Board itself. These functions were assigned to the Board of Statutory Auditors on May 28, 2012.

The Organisational Model 231 has also been adopted by domestic subsidiaries of the Group as well as by Telecom Italia, and consists of:

•

the Code of Ethics and Conduct of the Telecom Italia Group, which enunciates the general principles (transparency, fairness, loyalty) that guide the Company in the carrying out and management of business;

•

the "general principles of internal control", i.e. the set of tools to provide a guarantee with regard to the objectives of efficiency and operational effectiveness, reliability of financial and management reporting, compliance with laws and regulations, safeguarding of assets against possible fraud;

•

the "principles of conduct", which consist of specific rules for relations with third parties and for all fulfilments and activities of a corporate nature, and

•

the "internal control schemes" that describe business processes at risk of crime, any predicate offences relating to them, the preventive control activities and the behavioural indications aimed at avoiding the related risks.

The Organizational Model 231 is a dynamic instrument, which affects the corporate operation and must, therefore, be constantly checked and updated in the light of the elements that emerged from experience of its application and of the evolution of the regulatory framework. The amendments were drafted by a managerial committee called Steering Committee 231, briefed by the Board of Statutory Auditors in the exercise of its function as supervisory board, and approved by the Board of Directors of the Company.

During 2012 the Organisational Model 231 was subject to an update required by the introduction of the predicate offence of “employment of illegally staying third country nationals”, pursuant to legislative decree no. 109 of July 16, 2012. In January 2013, a new version of the Model was adopted that incorporated the new offences of corruption between private subjects and unlawful inducement to promise or give profit to a public official/public service employee, introduced by Law 190 of November 6, 2012.

In exercising its functions as supervisory board, supported in this activity by the Group Compliance Officer and specific Company offices, also taking account of the results of the activities of the Internal Audit function, the Board of Statutory Auditors supervised the operation and observance of the Organisational Model 231, issuing an assessment of the overall conformity of the Model with the reference regulatory framework.

In order to ensure a global approach to the management of risks, the Telecom Italia Group implemented some time ago, and is perfecting an integrated process inspired by Enterprise Risk Management (ERM), which requires a top-down approach through which the identification, evaluation and management of risks are performed.

The process of managing risks (defined as "potential events whose occurrence could compromise the achievement of strategic objectives") is governed by the Group managerial Committee (the Group Risk Management Committee), chaired and coordinated by the Head of the Administration, Finance and Control Function. This Committee reports to the Board of Directors and periodically informs the control and risk Committee and the Board of Statutory Auditors on the results of its activities.

The ERM process – at present - is based on self-assessment of the risk profile by management and is intended to define:

•

the mapping of risks, assessed by level of impact and probability of occurrence, with a specific focus on the most significant risks (Top Risks);

•

the degree of maturity of the management process at Entity level and at Top Risks level. A maturity index, traceable over time, is identified for each Top Risk and for the Risk Management system at Entity level;

•

treatment of risk, performed by risk owner company structures by identifying and implementing specific action plans, aimed at both reducing the level of residual risk and increasing the maturity index.

The Board of Statutory Auditors is monitoring the evolution of Enterprise Risk Management particularly closely, to promote a more incisive approach in harmony with the internal control and risk management system.

14.

With particular reference to the internal controls for the preparation of the financial statements, the Board of Statutory Auditors notes that Telecom Italia has adopted the Internal Control - Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission as its reference framework for the definition and assessment of its internal control system.

The Board of Statutory Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its reliability to fairly represent operations, by direct observation, obtaining information from Company management, examining company documents and analysing the results of the activities undertaken by PricewaterhouseCoopers S.p.A..

The Board of Statutory Auditors acknowledged the statements issued by the Chairman of the Board-CEO, the Domestic Managing Director-Chief Operating Officer and the Manager responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy – in relation to the characteristics of the company – and the actual application during 2012 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

On the question of the impairment test, the Board of Statutory Auditors reports that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control & International Development Function, with the intervention of an independent external expert of acknowledged professional expertise. The implementation of the process is also analysed and discussed in special meetings of the Risk Committee that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied. These meetings are held jointly with the Board of Statutory Auditors. The Board of Statutory Auditors confirms that the impairment test procedure was applied to the 2012 financial statements in terms coherent with the procedure approved by the Board of Directors on February 18, 2013.

Finally, the Board of Statutory Auditors would clarify that the process followed to determine if the goodwill value has been reduced in value, to determine if this value can be recovered, and the assumptions used for this purpose are described in detail in the notes to the financial statements, as requested by the reference accounting principles. In particular, “the differences between the values in use and the carrying amounts at December 31, 2012” and the “values of the key variables for estimating the value in use”, and the “changes in key variables needed to render the recoverable amount equal the carrying amount” are indicated in the report on the consolidated financial statements (Note 4 – Goodwill).

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of States that are not members of the European Union), the Board of Statutory Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is not adequate to ensure that the data on the revenues, finances and assets of the companies needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company.

The Board of Statutory Auditors has supervised the financial reporting process, verifying the adequacy and efficacy of the procedure through which financial information is produced and disseminated to the public, also by obtaining information from the Company management.

15.

The Board of Statutory Auditors has been made aware of the instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CFL, and considers them adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

The Company has adopted the “Procedure for the handling and communication to the public of sensitive information”, which disciplines the handling of sensitive information about Telecom Italia, its unlisted subsidiaries and the listed financial instruments of the Group. This is directed at all members of corporate bodies, employees and external collaborators who have access to information that might evolve into sensitive information (“market sensitive information”). It also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations. This Procedure also disciplines the maintenance of the register of people with access to sensitive information.

16.

The Board of Statutory Auditors has ascertained, from information obtained from Independent Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

The Board of Statutory Auditors acknowledges that, from the report issued by PricewaterhouseCoopers S.p.A. on May 14, 2012 pursuant to article 19, subsection 3 of Legislative Decree no. 39 of January 27, 2010, no "fundamental issues" or "significant shortcomings" in the internal control system on the financial reporting of Telecom Italia S.p.A. emerged for the financial year that ended on December 31, 2011.

17.

The Board of Statutory Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Corporate Governance Code drawn up by the Committee for the Corporate Governance of Borsa Italiana 2011, to which the Company adheres. Furthermore, the Board of Directors adopted the new Corporate Governance Principles in its meeting of December 6, 2012.

As for the Board of Directors of Telecom Italia (currently composed of fifteen directors), there are thirteen non-executive directors, six of whom (Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales) qualify as independent Directors. In this respect, it should be noted that Telecom Italia has adopted the criteria established by the Corporate Governance Code of Borsa Italiana for qualifying Directors as independent. Based on the information provided by the Directors themselves, the Board of Directors carried out the check that they still meet the requirements for independence in its meeting on March 7, 2013, and then announced this to the market.

The Board of Statutory Auditors monitored the ascertainment of the requirements and the correct application of the criteria of independence (presence of at least two independent Directors according to the legal criteria for Statutory Auditors).

The Board of Statutory Auditors also verified that its members possess the independence requirements pursuant to article 148, subsection three of the CFL.

The Board of Statutory Auditors supervised the independence of External Auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1, lett. d) of legislative decree no. 39 of January 27, 2010, also acquiring from the External Auditor the declaration specified in article 17, subsection 9, lett. a) of said decree.

The Board of Directors also has subcommittees comprising an Executive Committee, a Control and Risk Committee (previously called the Committee for Internal Control and Corporate Governance) and a Nomination and Remuneration Committee.

The Executive Committee is composed of the executive Directors (who shall ensure coordination with the Group's management) and some non-executive Directors. As provided for by the Corporate Governance Principles of the Company, the Committee does not have executive responsibilities in the true sense, and has the task of monitoring the performance of the Company and the Group, approving, upon the proposal of the executive Directors, the organisational macro-structures, formulating opinions to the Board of Directors on the budget and on the strategic, industrial and financial plans of the Company and the Group as well as on operations that, according to their nature, strategic importance, size or commitments, may have a significant impact on the activity of the Company and the Group and carrying out any other duties assigned by the Board of Directors relating to matters that can be delegated.

In accordance with the recommendations of the Corporate Governance Code of Borsa Italiana, the Board of Directors, in adopting the new Corporate Governance Principles, identified the pre-existing Committee for Internal Control and Corporate Governance as Control and Risk Committee.

The Control and Risk Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. Furthermore, at least one member of this Committee possess adequate expertise in accounting and finance or risk management. Without prejudice to the tasks attributed to it by the Borsa Italiana Code, the Committee:

•

provides high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group;

•

monitors observance of the Company's corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;

•

expresses a prior opinion (i) on the transactions with related parties entrusted to the board; (ii) on ordinary standard or market transactions not predetermined or defined after a tender worth over 10 million euros; (iii) on non ordinary transactions worth more than 2 million euros.

The Nomination and Remuneration Committee comprises non-executive Directors, the majority of whom are independent directors, with at least one Director from a minority slate. At least one member of this Committee possesses adequate expertise in financial matters or remuneration policies. Without prejudice to the tasks assigned by the Borsa Italiana Code to the Nominations Committee and the Remuneration Committee, the Committee:

•

oversees the succession plan for Executive Directors, and monitors the updating of the company management replacement lists, prepared by the Executive directors;

•

establishes the procedure and period for the annual evaluation of the Board of Directors;

•

proposes the criteria for allocating the total annual remuneration established by the Shareholders’ Meeting for the whole Board of Directors.

The Board of Statutory Auditors monitored the activities of the Control and Risks Committee and the Nomination and Remuneration Committee during 2012 in joint sessions or by the attendance of its Chairman or a Statutory Auditor designated by the Chairman at their meetings.

The Lead Independent Director, a role currently held by Director Luigi Zingales, is the point of reference and coordination for the issues and contributions of the independent Directors and the non-executive Directors in general. He also has the right to convene special meetings of the Independent Directors only (Independent Directors' Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business.

See the Report on the corporate governance and share ownership of Telecom Italia S.p.A. for the 2012 financial year for further detailed information on the corporate governance of the Company, which the Board of Statutory Auditors evaluates positively.

18.

No significant facts that should be mentioned in its Report to the Shareholders’ Meeting, or that should be reported to the other supervisory and control bodies have emerged from the supervision and control activities carried out by the Board of Statutory Auditors, as described above.

The Board of Statutory Auditors also reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the control bodies of the subsidiary companies or the representations the external auditor has made in its reports on said subsidiaries.

Equally, no problems have emerged from the review of the reports of the external auditor and the Boards of Statutory Auditors of Telecom Italia Media S.p.A. (a subsidiary company with shares listed on the market organised and managed by Borsa Italiana S.p.A.), of Telecom Italia Sparkle and Olivetti S.p.A. pursuant to and for the purposes of article 153 of the CFL, article 2429, second subsection, of the Italian Civil Code and article 14 of legislative decree no. 39/2010.

Finally, the Board of Statutory Auditors examined the external auditor’s reports on Tim Participações S.A. and Telecom Argentina S.A., which also contained no observations or remarks.

19.

The Board of Statutory Auditors, having acknowledged the financial statements at December 31, 2012, has no objections to formulate on the proposed resolutions presented by the Board of Directors on the coverage of the operating losses of Telecom Italia S.p.A. and on the size of the dividend to be paid to Shareholders.

The Control Body invites the Shareholders’ Meeting to resolve to supplement the composition of the Board of Statutory Auditors pursuant to article 2401 of the Italian Civil Code, appointing one standing auditor and one alternate auditor.

The Board of Statutory Auditors has no comments to make regarding the “Employee Share Ownership Plan 2013”, which the Shareholders’ Meeting of April 17, 2013 will be called on to resolve.

Section Two

In its 2011 Report to the Meeting of the Shareholders of Telecom Italia S.p.A. (the "2011 Report"), the Board of Statutory Auditors dedicated a special section to reporting the specific supervision and monitoring activities it carried out in relation to the internal review, known as the Greenfield Project, which analysed some allegedly unlawful acts committed to the detriment of the Company and the Group that emerged after criminal investigations or internal control activities.

On this subject reference is made to the 2011 Report, to the Board's own report to the Shareholders' Meeting of the Company dated May 15, 2012 following the request for the dissemination of information formulated by Consob, as well as to the note 24 in the consolidated financial statements of the Telecom Italia Group as at December 31, 2012. An update is provided below, confined to the new developments during 2012 in the Security and Prepaid Cards cases which were relevant to the activities of the Board of Statutory Auditors.

1   The Security case

The Board of Statutory Auditors monitored the initiatives undertaken by the Company against third parties to restore the damages caused by activities unrelated to the interests of the company.

With reference to the position of Mr. Carlo Orazio Buora, in the light of the reasoning in Supreme Court judgement no. 1265 of September 20, 2011, the Board of Statutory Auditors shared the decision of the Board of Directors to apply for an order suspending the time-limit for proceedings against him (due to expire on December 3, 2012).

In July 2012 the Company sent Mr. Buora a letter setting out a charge of breach of his obligations as a director of Telecom Italia in relation to the Security case, reserving the right to institute proceedings against him pursuant to article 2393 of the Italian Civil Code (corporate liability action) to obtain compensation for the damages suffered.

After a sequence of exchanges, the Company received a settlement proposal from Mr. Buora, offering payment of the sum of one million euros in exchange for waiving its right to start liability proceedings.

On August 1, 2012, the Board of Directors resolved to call a Shareholders’ meeting, the agenda of which was to include, among other matters, the “Proposed dispute settlement pursuant to article 1965 of the Italian Civil Code with the former Executive Director of the Company, Carlo Orazio Buora or, subordinately and solely in the case of non-approval, proposal for the company to start corporate liability action”.

The Board of Statutory Auditors shared the favourable opinion of the settlement with Mr. Carlo Orazio Buora expressed by the Board of Directors for several reasons, all outlined in its report on the items on the agenda of the Shareholders’ meeting of October 18, 2012, to which reference should be made.

The Shareholders’ Meeting approved the proposed amicable settlement pursuant to article 1965 of the Italian Civil Code with former Executive Director of the Company, Carlo Orazio Buora.

With reference to the position of Mr. Marco Tronchetti Provera, the Board of Statutory Auditors has noted that in November 2012 the Milan Public Prosecutor’s Office served him notice that the preliminary investigations into the offence of handling stolen goods had concluded and that, subsequently, the Public Prosecutor started criminal proceedings, summoning the former Chairman of the Board of Directors to a hearing on February 18, 2013.

Having been asked to approve the Company’s application to join the criminal proceedings against Mr. Tronchetti Provera as a civil party, the Board of Statutory Auditors, supported by its legal advisors, resolved to approve the institution of civil proceedings against the former Chairman of the company as part of the criminal proceedings, in coherence with its previous opinions.

The Board of Statutory Auditors also deemed it appropriate to strengthen the Company’s application to join the proceedings as civil party, formulating a subordinate and precautionary claim for compensation pursuant to its legal prerogatives, to prevent the risk of the unjust exclusion of Telecom Italia as civil party from the criminal proceedings.

The Board of Statutory Auditors will monitor the evolution of the ongoing criminal proceedings.

2   The Prepaid Cards Affair

Regarding the prepaid cards case, the Board of Statutory Auditors continued to monitor the evolution of the criminal proceedings before the Milan Public Prosecutor’s Office.

In April 2012 the Milan Public Prosecutor’s Office served notice of the conclusion of its investigations on the former Executive Director of the Company, Riccardo Ruggiero, other former employees (Massimo Castelli and Luca Luciani), and Telecom Italia, relating to the offence of “obstructing the public supervisory authorities in the exercise of their functions”, relative, in the statement of charges, to the communication to the National Regulatory Authority for Communications of an allegedly altered customer base.

In June 2012 the Milan Public Prosecutor’s Office committed Telecom Italia for trial pursuant to legislative decree no. 231/2001. The latter however, during the preliminary hearing, formulated a plea bargaining motion and joined the proceedings as a civil party against the persons charged. The Milan Public Prosecutor’s Office approved the plea bargaining motion of Telecom Italia, acknowledging that from 2008 the Company had adopted an organizational model suitable to prevent the commission of acts similar to those committed. In the meantime it committed the former managers, including Riccardo Ruggiero, for trial.

In July 2012 Telecom Italia sent to Mr. Ruggiero a letter setting out a charge of breach of his obligations as a director of the Company in relation to the SIM card case, and reserving the right to institute proceedings against him pursuant to article 2393 of the Italian Civil Code (corporate liability action) to obtain compensation for the damages suffered.

On August 1, 2012 the Board of Directors resolved to call a Shareholders’ Meeting the agenda of which was to include, among other matters, the “Proposal for the Company to start corporate liability action against its former Executive Director, Riccardo Ruggiero”.

Shortly before the Board meeting on September 13, 2012, called to approve the report on the items on the agenda for the Shareholders' Meeting, a settlement proposal was also received from Mr. Riccardo Ruggiero for the sum of 1.5 million euros.

In light of this, the Board of Directors changed the agenda for the Shareholders’ Meeting, formulating a proposal for settlement of the dispute pursuant to article 1965 of the Italian Civil Code also for Mr. Riccardo Ruggiero.

The Board of Statutory Auditors shared the favourable opinion of the settlement with Mr. Riccardo Ruggiero expressed by the Board of Directors for several reasons, all outlined in its Report on the items on the agenda for the Shareholders’ Meeting on 18 October 2012, to which reference should be made.

The Shareholders’ Meeting approved the proposed amicable settlement of the dispute pursuant to article 1965 of the Italian Civil Code with former Executive Director and General Manager of the Company Riccardo Ruggiero.

After execution of the settlement, the Company therefore waived its right to join the proceedings against the former Executive Director as civil party, while the civil action against the former managers charged in the current criminal proceedings continues.

Milan, March 26, 2013

For the Board of Statutory Auditors

the Chairman

Enrico Maria Bignami

Motions for resolutions

Sahreholders’ Meeting of Telecom Italia S.p.A.

Apri 17, 2013: ordinary and extraordinary shareholders’ meeting – single call

Medium

Ordinary session

•

Financial statements as at December 31, 2012 – approval of the documentation on the financial statements – related and consequent resolutions and distribution of profits carried forward

•

Report on remuneration - related resolutions

•

Supplement of the Board of Statutory Auditors

Extraordinary session

•

2013 Employee Share Ownership Plan – related and consequent resolutions, including authorization to increase share capital for cash and free of charge for a total sum of 39,600,000 euros

Financial statements as at December 31, 2012 - approval of the documentation on the financial statements - related and consequent resolutions and distribution of profits carried forward

Dear Shareholders,

The draft financial statements submitted for the approval of the Shareholders’ Meeting show a net loss of 1,821,102,656.41 euros.

This result is essentially the effect of the write-down of the goodwill by over 4 billion euros. Excluding the impact deriving from this write-down, the Company's profit in 2012 would have been approximately 2.2 billion euros. The impairment loss does not have financial consequences and in any case the loss is fully offset by the amount of the company shareholders' equity, positive at December 31, 2012 by over 17,7 billion euros.

This circumstance nevertheless makes it possible to propose the payment of a dividend in the form of the distribution of the available reserves, although – with due caution – with a lower pay-out compared to the dividend policy of recent years.

In particular the following is proposed:

•

coverage of the loss for 1,821,102,656.41 euros by withdrawing 740,988,391.89 euros from Profits carried forward from financial year 2003 and 1,080,114,264.52 euros from Profits carried forward from financial years 2008 and subsequent;

•

the distribution of an extraordinary dividend amounting to 0.02 euros per ordinary share and 0.031 euros per savings share therefore recognizing, in accordance with art. 6.5 of the Company's By-laws, the increased dividend on savings shares, provided for in the bylaws for an amount equal to 2% of the par value of the share, with a withdrawal from the Profits of the year 2010 carried forward.

The amount of the total dividend distributed, without prejudice to the unit amount just indicated, will vary depending on the number of treasury shares in the Company’s portfolio, as of today 37,672,014 ordinary shares. The amounts for dividends will be payable in favour of entitled parties, on the basis of the evidence of the share deposit accounts at the end of the record date of April 24, 2013, starting from the coming April 25, 2013, while the coupon date will be April 22, 2013.

In the context of the approval of the draft financial statements, lastly it is proposed to attribute to the reserve designated “Plans pursuant to Article 2349 of the Civil Code” the sum of 9,581,850 euros, taken from the profits carried forward from previous years, to service the capital increases by the allocation of profits to be deliberated on by the Board of Directors to service the  2012 Long Term Incentive Plan approved by the Shareholders' Meeting of May 15, 2012.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the annual financial report of Telecom Italia S.p.A.;

•

having taken note of the reports by the Board of Statutory Auditors and by the independent auditor PricewaterhouseCoopers S.p.A.;

•

having considered that the overall number of shares with regular entitlement on the proposed coupon date will be equal to a maximum of 13,388,293,904 ordinary shares and 6,026,120,661 savings shares;

•

in view of the authority of the Shareholders' Meeting, in the event of a lack or insufficient net profits resulting from the financial statements to meet the  right to increase the savings shares, to meet them by distributing the available reserves, resulting in the exclusion of the mechanism to carry over in the two subsequent years the entitlement to the preference dividend not received by the distribution of profits, as stated in Article 6 of the company Bylaws;

resolves

1.

to approve the financial statements of Telecom Italia S.p.A.;

2.

to cover the loss for the year of Telecom Italia S.p.A. (of 1,821,102,656.41 euros) by withdrawing 740,988,391.89 euros from Profits carried forward from financial year 2003 and 1,080,114,264.52 euros from Profits carried forward from financial years 2008 and subsequent;

3.

to pay the Shareholders a total dividend calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares that they own (thus excluding the treasury shares in the Company’s portfolio) on the record date:

–

0.02 euros for each ordinary share,

–

0.031 euros for each savings share,

withdrawn from the profit for the year 2010 carried forward, gross of the withholdings prescribed by law;

4.

to allocate to the reserve designated “Plans pursuant to Article 2349 of the Civil Code” the sum of of 9,581,850 euros, taken from the profits carried forward from previous years, to service the capital increases to be deliberated on by the allocation of profits to be achieved under the 2012 Long Term Incentive Plan  approved by the Shareholders' Meeting of May 15, 2012;

5.

to make the dividend payable starting on April 25, 2013, with a coupon date of April 22, 2013 (record date April 24, 2013).

Report on remuneration – resolution on the first section

Dear Shareholders,

pursuant to article 123-ter, of Legislative Decree no. 58 of  February 24, 1998, a remuneration report has been prepared for the Shareholders’ Meeting to be held on April 17, 2013, divided into two sections:

•

the first illustrates the Company’s policy regarding the remuneration of members of the administrative bodies, general managers and key managers with strategic responsibilities, and the procedures used for its adoption and implementation, with reference to the 2013 financial year;

•

the seconds provides a report on the items that make up the remuneration of the subjects mentioned above, with a detailed comparison of the remuneration paid to them in the 2012 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

given the applicable legal provisions regarding the remuneration report;

•

having acknowledged the non-binding nature of the resolution required,

resolves

to approve the first section of the remuneration report.

Supplement of the Board of Statutory Auditors

Dear Shareholders,

Further to the resignation tendered by Standing Auditor Sabrina Bruno, in September 2012 Roberto Capone replaced her as a Standing Auditor of the Company. In accordance with the regulatory provisions and the Bylaws, Standing Auditor Roberto Capone was chosen from the same minority slate (submitted by a series of savings management companies, Italian and foreign) as the resigning Standing Auditor.

Today’s Shareholders’ Meeting is therefore called on to supplement the composition of the Board of Statutory Auditors pursuant to article 2401 of the Italian Civil Code, appointing one standing auditor and one alternate auditor.

Given that the slate voting mechanism does not apply to the case in question, the Board of Directors, having informally consulted Assogestioni as coordinator of the minority slate from which the auditors mentioned have been selected, in accordance with the requirements of the law and the Bylaws on the composition of the board of statutory auditors proposes that the appointment of Roberto Capone as standing auditor and the appointment of Fabrizio Riccardo Di Giusto as alternate auditor, with  terms of office aligned with those of the other members of the Board of Statutory Auditors and therefore until approval of the financial statements for the year ending on 31 December 2014, be confirmed. The curricula vitae of the two candidates are attached below.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

given the resignation of Sabrina Bruno as standing auditor and her replacement by Roberto Capone;

•

taking account of the fact that the mandate of the current Board of Statutory Auditors will expire with approval of the financial statements for the year ending on December 31, 2014 (as resolved by the Shareholders’ Meeting of May 15, 2012), resolves

to supplement the composition of the Board of Statutory Auditors with the appointment of Roberto Capone as standing Auditor of the Company and Fabrizio Riccardo Di Giusto as alternate Auditor, both with mandate expiring in alignment with those of the other members of the Board of Statutory Auditors and hence until approval of the financial statements for the year ending on December 31, 2014.

Curriculum Vitae of Roberto Capone

Personal info

–

Born in Milan on November 30, 1955

–

Graduated in Economics and Business Administration at Università Cattolica, Milan

–

Registered  with Albo dei Revisori Contabili (Decreto del 12/4/1995 GU n. 31 bis 4° serie speciale del 21/4/1995 – n°10513);  Albo dei Dottori Commercialisti e degli Esperti Contabili of Milan (n° 611 in July 13, 1983); Albo dei Consulenti Tecnici del Tribunale of Milan (n°9492 in March 10, 1998)

–

Member of Commission for fees validation at Ordine dei dottori commercialisti e  degli esperti contabili of Milan

–

Member of Nedcommunity, (Non Executive Directors Community)

Career

–

1979 – 1983: Tax department of a primary Italian bank and then of the Italian branch of a U.S. bank

–

1983 onwards: Associate and since 1989 Partner of Studio Associato Caramanti Ticozzi & Partners Via Felice Casati, 20 – 20124 Milan

Tel. 02 2779111 – 02 29521641

roberto.capone@ctep.it

Main activities

–

Tax and corporate consulting

–

M&A

–

Member of Board of Directors, Board of Statutory Auditors, Supervisory Boards as per D. Lgs. 231/2001, Liquidator

–

Appraisals of compagnie and businesses, Technical consultant with the Courts

–

Companies restructuring

Other offices at November 2012

AEMME LINEA DISTRIBUZIONE

Chairman of the Board of Statutory Auditors

ARCH CHEMICALS

Chairman of the Board of Statutory Auditors

BOOZ & COMPANY (ITALIA)

Chairman of the Board of Statutory Auditors

DDB COMMUNICATION

Chairman of the Board of Statutory Auditors

EUROFACTOR ITALIA

Chairman of the Board of Statutory Auditors

HAEMONETICS ITALIA

Chairman of the Board of Statutory Auditors

OMNICOM MEDIA GROUP

Chairman of the Board of Statutory Auditors

OPTIMUM MEDIA DIRECTION

Chairman of the Board of Statutory Auditors

PHD

Chairman of the Board of Statutory Auditors

RED BULL

Chairman of the Board of Statutory Auditors

RI.ECO

Chairman of the Board of Statutory Auditors

SO.GE.MA

Chairman of the Board of Statutory Auditors

TECNOMEDIA

Chairman of the Board of Statutory Auditors

PRIMARIA NOVA

Chairman of the Board of Statutory Auditors

SE.GE ECOLOGIA

Chairman of the Board of Statutory Auditors

AMGEN DOMPE

Standing Auditors

MSD ANIMAL HEALTH

Standing Auditors

MURATA ELETTRONICA

Standing Auditors

DDB

Standing Auditors

SCHERING-PLOUGH

Standing Auditors

SILICON BIOSYSTEMS

Standing Auditors

TELECOM ITALIA

Standing Auditors

ANABASIS

Standing Auditors

MEDAPHARMA

Chairman Supervisory Board Leg. Decree No. 231/2001

MURATA ELETTRONICA

Chairman Supervisory Board Leg. Decree No. 231/2001

TELEFLEX MEDICAL

Chairman Supervisory Board Leg. Decree No. 231/2001

Significant official positions previously held

AWD SIM

Liquidator

CABLE & WIRELESS

Standing Auditors

EMI MUSIC PUBLISHING

Standing Auditors

FORTIS COMMERCIAL FINANCE

Standing Auditors

FUJIFILM SERVICES

Standing Auditors

ORIENTA SGR

Standing Auditors

SIEMENS BUILDING TECHNOLOGIES

Standing Auditors

Curriculum Vitae di Fabrizio Riccardo Di Giusto

Personal info

–

Born in Collevecchio (RI) on June 20, 1966

–

Italian nationality italiana

–

E-mail: f.digiusto@studiodigiusto.it; fabrizio.digiusto@legalmail.it

Work experience

• Dates	since 2002.
• Name and address of employer	Self-employed in Rome, 00199 - Piazza di Priscilla 4.
• Type of business or sector	Main practice areas: Corporate legal advice, Fiscal advice/Tax law, Facilitated financing, Accounting and data processing.
• Occupation or position held	Self-employment Coordinator
• Main activities and responsibilities

   -

Fiscal and administrative consulting to Companies, Professional Associations, Non-commercial Public Bodies, Local Government,  and Asset Management Firms with particular focus on mutual funds for real estate investments

   -

Budget planning and tax return preparation

   -

Tax assistance and general advice

   -

Due diligence reports focus on investment evaluation

   -

Trade-union post focusing on accounting ex art. 2409-ter of the Italian civil code

   -

Preparation of actions to regional and provincial tax commission

   -

Activity of trustee in bankruptcy, Court of Justice Rome

   -

Review and reporting of expenditures and investments financed by the Lazio Region in draft POR Ob.3 2000-06 for PricewaterhouseCoopers Advisory Ltd. Expert ESF programs – education

   -

Securitization and sale of receivables without recourse for disposal of health credits; special prosecutor for local national health administrations and hospitals of the Lazio Region in the framework of agreements and negotiating settlements between the acts of trade associations (Farmindustria Assobiomedica, Federlazio, ASFO Lazio, ARIS - FOAI), their companies and the Lazio Region

   -

BIC Lazio: controller ex Article 16 of EC Regulation 1080/2006  concerning costs of projects financed by the European Community

   -

Analysis of impacts PSD (Payment Services Directive) in terms of compliance of the organizational model, adjustment of the control model, evaluation of new service models in collaboration with leading management consulting firms: participation in multifunctional teams

   -

Participation in consulting projects with credit companies for the upgrading of internal regulations. Analysis of the adequacy of the internal organizational structure to mitigate credit and operational risks

• Dates	From June 2002 to May 2007.
• Name and address of employer	ASL RM B: Rome 00100, Via Filippo Meda 35
• Type of business or sector	Local health.
• Occupation or position held	Director with fixed-term contract.
• Main activities and responsibilities

   Head of Accounting and Tax as well as ordinary duties as  which consisted in    preparing  budgets, expenditures and all tax returns. Keeping relationships with    suppliers, the Treasury Institute, the Lazio Region (Health Department) and    responsible for billing and active management options to maintain separate    accounts for marketing purposes

• Dates	From 1996 to May 2002
• Name and address of employer	Studio Associato Palandri, Rome – 00100 Piazza Navona, 49
• Type of business or sector	Professional and tax law office.
• Occupation or positionheld	Supervisor.
• Main activities and responsibilities

   -

Responsible for the Firm’s customers Tax directly reporting to the partner in charge

   -

Customer support of the Studio for the activities of budget control and reporting

   -

Responsible for the working group created for drafting of both statutory and consolidated financial statements

   -

Assistance and consulting to administrative directions of Firm’s customers

   -

Auditing activities: checking the correctness and validity of information contained in financial statements of clients

   -

Due diligence and tax accounting for the conclusion of special operations

   -

Extraordinary transactions: acquisitions and sales of equity investments, lines of business and liquidation, merger by incorporation

   -

Creation of business plans, plans of reorganization and restructuring

   -

Litigation: customer service subject to audits and inspections by the preparation and presentation of motions and appeals in the competent administrations

   -

Assessment, analysis and presentation of requests for funding in short, medium and long term (ordinary and subsidized) in respect of regional (Law 29/92) and national laws (Law 488/92, Law 341/95 on automatic incentives; law 215/92 for female entrepreneurs), executed on behalf of legal entities operating in the mining / manufacturing fields and tourism. Territorial Pacts

   -

Investigation, performed on behalf of Banks and Credit Institutions (BNL Banca Nazionale del Lavoro, Banca EFI, MCC Mediocredito Centrale, Europrogetti e Finanza), consisting in the revision of investment projects to rely on laws that act in favor of underprivileged areas in the country

• Dates	From 1994 to 1996
• Name and address of employer	Studio Associato Palandri, Rome – 00100 Piazza Navona, 49
• Type of business or sector	Professional and tax law office.
• Occupation or position held	Junior employee.
• Main activities and responsibilities

   -

Accounting, tax and legal consultancy to persons and corporations aimed at the preparation of final accounts tax returns and tax stoppages; processing of direct and indirect taxes. Other local taxes

   -

Development and management of  their customers

• Dates	From May 1991 to January 1994
• Name and address of employer	La Cicogna Srl – Rome, 00100 - Via Boccea, 496
• Type of business or sector	Sales in children’s fashion.
• Occupation or position held	Fixed-term employee.
• Main activities and responsibilities

   -

Assistance to the “marketing and programming” team for the budget period (annual and interim), for company programming and control, preparation of Profit Plan (Budget and financial review) and market estimates (so-called market potential)

Education and training

• Dates	January 1999
• Name and type of organization providing education and training	Ministry of Justice.
• Title of qualification awarded	Auditor. Registered in the n. 10429

• Dates	From September 1996 to June 1997
• Name and type of organization providing education and training	Università degli Studi in Rome, Tor Vergata.
• Title of qualification awarded	MBA in Labor Law.

• Dates	April 1995
• Name and type of organization providing education and training	Università degli Studi in Rome, "La Sapienza".
• Title of qualification awarded	Qualified Chartered accountant Register no. AA_005872.
• Dates	July 1994
• Name and type of organization providing education and training	Università degli Studi in Rome, "La Sapienza".
• Title of qualification awarded	Degree in Economics with a thesis on labor laws: “Professionalism and application of collective agreement”, supervisor Prof. Pasquale Sandulli. Final mark 100/110.
• Dates	July 1986
• Name and type of organization providing education and training	Collegio Nazareno in Roma.
• Title of qualification awarded	Degree in Science education

Personal skills and competence
MOTHERTONGE	Italian

OTHER LANGUAGE	ENGLISH
• Reading skills	Good
• Writing skills	Good
• Verbal skills	Good

OTHER LANGUAGE	French
• Reading skills	Sufficient
• Writing skills	Sufficient
• Verbal skills	Sufficient

SOCIAL SKILLS AND COMPETENCES

   Excellent interpersonal skills and teamwork learned at all levels of education and    workplace.
   Excellent working relationships with clients and colleagues.
   Easily adaptable to different business environments.
   Excellent skills in planning and managing projects and assigned responsibilities

TECHNICAL SKILLS AND COMPETENCES

   Excellent knowledge of international accounting standards, auditing standards and tax    laws.
   Excellent knowledge of Windows ® 7 operating system (and earlier) and its applications.
   Frequent use of MAC OS X system.
   Excellent command in financial management and accounting processing programs such as    Zucchetti, Oliamm Engisanità, Sispac, Teamsyistem.
   Excellent command of internet

DRIVING LICENCE	Cat. B.

I authorize the use of my personal data contained in this document in compliance with Legislative Decree 196/03

2013 Employee Share Ownership Plan – related and consequent resolutions, including authorization to increase share capital for cash and free of charge for a total sum of 39,600,000 euros

Dear Shareholders,

we submit the “2013 Employee Share Ownership Plan” (the “2013 Plan”) for your approval.

As described in the information document made available at the offices of the Company and on the website www.telecomitalia.com, the 2013 Plan, like the previous plan launched by the Company in 2010, consists of the offer to subscribe to Telecom Italia ordinary shares, for cash, at a discounted price compared to the market price, reserved to employees of the Telecom Italia Group, with the possibility of payment in whole or in part by instalments deducted from salary, and a further free assignment of ordinary shares, subject to retention of ownership of the subscribed shares for one year and continuing employment with a Telecom Italia Group company.

More specifically, the essential terms of the 2013 Plan may be summarised as follows:

Purpose

The purpose of the 2013 Plan is to give Group employees the option to invest in Company shares, to increase their motivation to achieve corporate objectives and to strengthen their feeling of being part of the business.

Beneficiaries

The 2013 Plan is reserved to people who are employees of Telecom Italia or its Italy-based subsidiaries with a permanent contract (the “Employees”).

Re

The 2013 Plan consists in the offer to the Employees of the possibility of subscribing ordinary Telecom Italia shares at a price discounted by 10% compared with the average of market prices for the previous month (calculated according to the methods which shall be best determined by the Board of Directors at the implementation stage) and in any event not below par value, up to a maximum limit of countervalue of 10,000 euros per person, subject to a maximum total amount of 54,000,000 ordinary shares. In the event that such capital increase should be insufficient to satisfy all subscription requests, the newly issued shares shall be distributed proportionately among all the subscribers, ensuring them full equality of treatment.

Subscribers who have held the purchased shares for a period of one year, subject to their retaining the status of Employees, shall receive ordinary shares of the Company free of charge allotted to them at a ratio of one free share (the “Bonus Share”) for every 3 shares subscribed for cash.

Limits and restrictions on shares

The shares subscribed and the Bonus Shares shall have full entitlement to dividends as of the time of issuance. No lock-up of the shares is provided for, without prejudice to the fact that the 2013 Plan will observe the conditions for access to the favourable tax regime pursuant to article 51 of the Consolidated Income Tax Act, as provided for broad-based share ownership plans, and that sale of the shares within three years of the subscription (of the shares for cash) or of the allocation (of the Bonus Shares) shall entail forfeiture of the respective benefit by the Employee.

Methods of implementation

To service the 2013 Plan, we are therefore submitting for your approval the granting to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code and for a period of five years as of the date of today’s resolution, of the authority to increase the share capital as follows:

•

for cash, by the issue of a maximum of 54,000,000 new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, to be reserved for a part of the employees who are beneficiaries of the “2013 Employee Share Ownership Plan”, and then, subsequently

•

by the allocation of profits pursuant to Article 2349 of the Italian Civil Code, with the issue of ordinary shares in the number necessary for the allocation of one free share for every three shares subscribed for cash, as described above, by employee beneficiaries of the "2013 Employee Share Ownership Plan," subject to the terms and conditions and by the methods specified therein.

subject to the possibility for the Board of Directors, if it is deemed necessary or appropriate, to satisfy the demand for matching shares, in whole or in part, by the use of treasury shares in the Company's portfolio or by payment of an equivalent. The Board of Directors therefore also asks the Shareholders’ Meeting for authorisation to dispose of the aforementioned treasury shares.

With respect to the capital increase for cash, the Board of Directors shall be assigned the right to determine the amount of share premium for the new shares, which shall be issued applying a discount of 10% compared with the average of the market prices for the month preceding the offer (calculated according to the methods which shall be best determined by the Board of Directors at the implementation stage), and in any event at not below par value. Regarding the share issues to be carried out by allocation of the profits, the power to identify, in due course, the profits and/or retained profits to be used for this purpose, shall be assigned to the Board of Directors, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case.

In relation to the proposed resolutions authorising an increase in the share capital (which result in a maximum theoretical dilution of 0.37% of the total share capital and 0.53% of ordinary shares only at December 31, 2012), shareholders who do not  vote in favour of these proposals do not have the right of withdrawal.

While you are invited to refer to the information document analytically explaining the initiative, the proposed resolution for the Shareholders’ Meeting to approve the 2013 Employee Share Ownership Plan and the related mandates to increase the share capital is reproduced below, with a comparison of the current version of article 5 and the revised version incorporating the proposed amendments.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the descriptive report by the Board of Directors (the “Report”);

•

given the statement by the Board of Statutory Auditors that the current share capital has been fully paid in

•

having taken note of the information document on the initiative prepared for disclosure purposes,

resolves

1.

to approve the “2013 Employee Share Ownership Plan” in the general terms set out in the Report, as well as the information document prepared for disclosing the initiative (the “2013 Plan”);

2.

to confer on the Board of Directors all powers necessary or expedient for implementing the 2013 Plan, making any changes and/or additions to it that prove necessary for the implementation of what has been resolved, including for the purposes of compliance with any applicable regulatory provision, including authorisation to assign ordinary treasury shares in the Company portfolio free of charge”;

3.

to attribute to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, for a period of five years from the date of this resolution, the right to increase the share capital to service the implementation of the “2013 Employee Share Ownership Plan,” (i) by the issuance for cash of a maximum of 54,000,000 new ordinary shares with a par value of 0.55 euros each, and as such for a nominal amount no greater than 29,700,000 euros, regular dividend entitlement, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, to be reserved for the respective beneficiaries, and therefore subsequently (ii) for the maximum amount of 9,900,000 euros by the allocation of the corresponding maximum amount of profits pursuant to article 2349 of the Italian Civil Code, by issue of a sufficient number of ordinary shares for the allocation of one free share for every three shares subscribed for cash, as above, by employees in the “2013 Employee Share Ownership Plan,” subject to the terms and conditions and by the methods specified therein.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2013 Employee Share Ownership Plan”, and it shall also set suitable time limits for its subscription, providing that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time. Regarding the increase in capital to be made available by allocation of the profits, the Board of Directors shall have the right to proceed to properly identify the profits and/or retained profits according to the last properly approved financial statements to be used for this purpose, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case;

4.

to amend article 5 of the bylaws as follows:

CURRENT TEXT	PROPOSED TEXT

5.1 - The subscribed and fully paid-up share capital shall be equal to 10,693,628,019.25 euros, divided into 13,416,839,374 ordinary shares with a par value of 0.55 euros each and 6,026,120,661 savings shares with a par value of 0.55 euros each.

Unchanged.

5.2 - In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed as external auditor.

Unchanged.

5.3 - The allocation of profits to employees of the Company or subsidiaries shall be allowed, in the legal terms and manner, by means of the issue of shares pursuant to subsection 1 of Art. 2349 of the Italian Civil Code.

Unchanged.

5.4 - For five years starting from April 29, 2010 the Directors may increase the share capital to service the “2010-2015 Long Term Incentive Plan”, as approved by the Company Shareholders’ Meeting of 29 April 2010, up to a maximum amount of 5,000,000 euros by the allocation of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issue of new ordinary shares with a par value of 0.55 euros each, with regular dividend entitlement, in the number necessary for the allocation of one free share for each share subscribed for cash by employee beneficiaries of the “2010-2015 Long Term Incentive Plan”, within the time periods and under the terms and conditions provided for therein.

Unchanged.

5.5 - For five years starting from April 12, 2011 the Directors may increase the share capital to service the “2011 Long Term Incentive Plan” as follows, as approved by the Meeting of the Shareholders’ of the Company of that date:

-

(i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, up to a maximum amount of 5,000,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “2011 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “2011 Long Term Incentive Plan”;

-

for a maximum amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Civil Code, by the issue of ordinary shares reserved for some of the employees who are beneficiaries of the “2011 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “2011 Long Term Incentive Plan”.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2011 Long Term Incentive Plan,” and it shall also set suitable time limits for its subscription, providing that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

Unchanged.

5.6 - For five years starting from May 15, 2012 the Directors may increase the share capital to service the  “2012 Long Term Incentive Plan” as follows, as approved by the Meeting of the Shareholders’ of the Company of that date:

-

(i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, up to a maximum amount of 5,500,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “2012 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum further amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “2012 Long Term Incentive Plan”;

-

for a maximum amount of 4,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Civil Code, by the issue of ordinary shares reserved for some of the employees who are beneficiaries of the “2012 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “2012 Long Term Incentive Plan”.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2012 Long Term Incentive Plan,” and it shall also set suitable time limits for its subscription, providing that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

Unchanged.

5.7 - For five years starting from April 17, 2013 the Directors may increase the share capital as follows:

-

to service the implementation of the “2013 Employee Share Ownership Plan,” as approved by the Shareholders’ Meeting on April 17, 2013, (i) by the issuance for cash of a maximum of 54,000,000 new ordinary shares with a par value of 0.55 euros each, and as such for a nominal amount no greater than 29,700,000 euros, regular dividend entitlement, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, to be offered to the employees who are beneficiaries of the "2013 Employee Share Ownership Plan", and subsequently (ii) for the maximum amount of 9,900,000 euros by the allocation of the corresponding maximum amount of profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of new ordinary shares with a par value of €0.55 euros each, with regular dividend entitlement, necessary for the allocation of one free share for every three shares subscribed for cash, as  above, by the employees who are beneficiaries of the “2013 Employee Share Ownership Plan,” subject to  the terms and conditions and by the methods specified therein.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2013 Employee Share Ownership Plan”, and it shall also set suitable time limits for its subscription, providing that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

5.7 - For five years starting from April 8, 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by the issue, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of 0.55 euros each

(i)

to be offered with the right of pre-emption to persons having entitlement; including just a part thereof,

(ii)

 to be offered for subscription to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last subsection of Article 2441 of the Civil Code and Article 134, subsection 2, of Legislative Decree 58/1998.

Renumbered

5.8 - Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

Renumbered

5.9 - The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of 1,000,000,000 euros.

Renumbered

5.

to confer on the Board of Directors, and, on behalf thereof, on the legal representatives pro tempore of the company, jointly or severally, all the powers necessary to:

–

make the changes required on a case by case basis to article 5 of the Company Bylaws that are consequent to the resolutions, and the execution and completion of the increases in share capital described above, and to that end meet all the obligations and ensure the advertising required by the regulations;

–

to complete all the necessary formalities for the adopted resolutions to be entered in the Business Register, accepting and introducing into said resolutions the amendments, additions or deletions of non-substantial parts that might be requested by the competent authorities, as well as all the powers necessary for legal and regulatory compliance deriving from the resolutions adopted.

Glossary

2G (second-generation Mobile System). Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System). Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADR (Agreement concerning the international carriage of Dangerous goods by Road). Rules governing the carriage of dangerous goods by road.

ADS (American Depositary shares)/ ADR (American Depositary Receipt). Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). Ordinary ADS represent 10 ordinary shares of Telecom Italia. Savings ADS represent 10 savings shares of Telecom Italia.

ADSL (Asymmetric Digital Subscriber Line). A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone. Network portion with the highest traffic intensity and from which the connections for services in the local areas depart.

Bitstream. Wholesale Broadband access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity to the network of another OLO.

BroadBand services. Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast.Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System).The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle. Commercial offer including different telecommunication services (voice, BroadBand Internet, IPTV, other) by an operator with only one commercial brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated by IPTV; bundle Quadruple Play is the “bundle triple play” integrated by mobile telecommunication services.

Carrier. Company that makes available the physical telecommunication network.

CDP (Carbon Disclosure Project). An international initiative that encourages companies to focus on deal with the risks and emerging opportunities of climate change.

CLG (Corporate Leaders Group) – EU CLG. The European Corporate Leaders Group, coordinated by Cambridge University.

CO2 – Carbon dioxide. Carbon dioxide, one of the most important greenhouse gases. Attributable to industrial processes as a product of combustion, in particular from the use of fossil fuels.

Cogeneration. Cogeneration is the joint production of usable electrical (or mechanical) and heat energy drawn from the same primary source. Cogeneration, using the same fuel for two different uses, aims at a more efficient use of primary energy, with respective financial savings, above all in those production processes where the electricity and thermal extraction take place contemporaneously.

Co-siting. Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection). Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital. A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV. Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSLAM (Digital Subscriber Line Access Multiplexer). Digital Subscriber Line Access Multiplexer: The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DSL Network (Digital Subscriber Line Network). A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DVB - H (Digital Video Broadcasting - Handheld). DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

EEB (Energy Efficiency in Buildings). An international initiative promoted by WBCSD for research into the energy efficiency of buildings.

EFFC (Extraction Full Free Cooling). A system of cooling intended to reduce consumption without the use of greenhouse gases. EFFC is based on the principle of Free Cooling (forced ventilation without the use of air-conditioning), associated with a system for extracting the hot air produced by the equipment, and the further (adiabatic) cooling of the incoming air, achieved by using an area with a high concentration of vaporized water.

EMS (Environmental Management Systems). Environmental Management Systems contribute to the management, in a sustainable way, of the production and support processes, and are a stimulus to continuous improvement in environmental performance in that they are instruments for ensuring the effective management, prevention and continuous reduction of environmental impact in the field of working processes.

EPS (External Power Supplies).External power supplies for equipment.

EuP (Energy-using Products). Within the scope of the Directive for the eco-compatible design of products which consume energy (Eco-design Directive for Energy-using Products 2005/32/EC), the regulatory framework has been defined to which producers of energy-using products (EuP) must comply, from the design phase onwards, to increase energy efficiency and reduce the negative environmental impact of their products.

FFC – Full Free Cooling. A system of cooling based on the use of forced ventilation in order to reduce energy consumption.

FSC (Forest Stewardship Council). The Forest Stewardship Council is an international non-governmental, non-profit organization. FSC is an internationally recognized system of forestry certification. The purpose of the certification is to ensure proper forestry management and the traceability of derivative products. The FSC logo ensures that the product has been created with raw materials originating in properly managed forests according to the principles of the two main standards: forestry management and the chain of custody. The FSC certification scheme is third party and independent.

FTT HOME, FTT CURB.  FTT (Fiber to the …) .It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user. In the case of FTT Curb (Fiber to the Curb) the fiber arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber terminates inside the home of the customer.

GRI (Global Reporting Initiative).

GSM (Global System for Mobile Communication). A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

HCFC (Hydrochlorofluorocarbons). Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HFC (Hydrofluorocarbons). Hydrofluorocarbons: compound molecules used in cooling equipment. They are part of the family of greenhouse gases. They do not cause ozone depletion.

Home Access Gateway – Access Gateway – Home gateway - Residential Gateway. A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System). UMTS evolution allows broadband connections up to 3.6 Mbps.

ICT (Information and communication(s) technology). Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet. The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol). A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television). A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

KVAR (kilovolt–amperes reactive). Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

LCA (Life Cycle Analysis). analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

LLU (Local Loop Unbundling). System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

Local Loop (Doppino Telefonico). Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

LTE (Long Term Evolution). Represents the fourth generation (4G) mobile phone systems. LTE belongs to the standard 3GPP (Third Generation Partnership Project) and it is the latest evolution of GSM / UMTS / HSPA standard. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enabled services that require high interactivity (e.g., gaming, video conferencing). A further development of LTE, called "LTE Advanced", will perform bitrates even higher.

MEMS (Micro-Electro-Mechanical Systems). MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia. A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network. An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGDC (Next Generation Data Center). A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN2 (Next Generation Network). New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OHSAS (Occupational Health and Safety Assessment Series). The international standard that sets the prerequisites for management systems for the health and safety protection for workers.

OLOs (Other Licensed Operators). Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber. Thin glass, silica or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at unlimited bandwidth.

Optical fibers are usually employed for long-distance communication. They can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System). Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay TV. Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Pay-Per-View or PPV. A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Penetration. The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform. The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming. A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances). European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

SAR (Specific Absorption Rate). Specific Absorption Rate. evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Shared Access. Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but traveling directly along the operator’s channels at the substation.

SMS (Short Message Service). Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO. The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access). A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

UMTS (Universal Mobile Telecommunications System). Third-generation mobile communication standard. It consists of a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel through the Net.

Universal service. The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

UPS (Uninterruptible Power Supply). Uninterruptible Power Supply.

VAS (Value Added Services). Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line). Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 50 Mbps in downstream (VDSL2).

VOD (Video On Demand). TV-program supply on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP). Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

WEEE (Waste Electrical and Electronic Equipment). Waste resulting from electrical and electronic equipment which the owner intends to dispose of because it is broken, unused or obsolete.

Wi – Max (Worldwide Interoperability for Microwave Access). Wi-MAX is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (Wholesale Line Rental). The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line). It is a technology that makes use of standard telephone lines and it includes different categories including. ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Useful information

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800-020220 (for calls inside Italy) or +39 011-2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access the 2012 Annual Report, the Annual Report on Corporate Governance and the Compensation Report at the following URL: www.telecomitalia.com

They can also obtain information about Telecom Italia and its products and services at the following URL: www.telecomitalia.it

Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered Office Piazza degli Affari 2 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 10,693,628,019.25 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 18th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager